As filed with the Securities and Exchange Commission on February 14, 2005

Registration No. 333-117804

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1
TO
Form S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

National Atlantic Holdings Corporation

(Exact name of Registrant as specified in its charter)

New Jersey	6331	22-3316586
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4 Paragon Way

Freehold, NJ 07728
(732) 665-1100
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

James V. Gorman

Chairman and Chief Executive Officer
National Atlantic Holdings Corporation
4 Paragon Way
Freehold, NJ 07728
(732) 665-1100
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies To:

Jonathan L. Freedman, Esq. Dewey Ballantine LLP 1301 Avenue of the Americas New York, NY 10019-6092	Michael Groll, Esq. Sheri Bloomberg, Esq. LeBoeuf, Lamb, Greene & MacRae, L.L.P. 125 West 55th Street New York, NY 10019-5389

     Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant

to Rule 424(b)(4)
Registration No. 333-117804
SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2005

PROSPECTUS

6,650,000 Shares

National Atlantic Holdings Corporation

Common Stock

$          per share

         We are selling 5,985,000 shares of our common stock and the selling shareholder named in this prospectus is selling 665,000 shares. We will not receive any proceeds from the sale of the shares by the selling shareholder. We and the selling shareholder have granted the underwriters an option to purchase up to 997,500 additional shares of common stock to cover over-allotments.

         This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $ and $         per share. Our common stock has been approved for listing on the Nasdaq National Market under the symbol “NAHC,” subject to official notice of issuance.

         Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

            Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to National Atlantic Holdings Corporation (before expenses)	$	$
Proceeds to Selling Shareholder (before expenses)	$	$

      The underwriters expect to deliver the shares to purchasers on or about                , 2005.

Citigroup

Cochran, Caronia & Co.

Dowling & Partners Securities, LLC

Fox-Pitt, Kelton

Sandler O’Neill & Partners, L.P.

               , 2005

Agent Locations

- Indicates the 119 locations of our Partner Agents, independent agents who have purchased NAHC common stock with a minimum purchase price of $50,000.
- Indicates the 27 primary locations of our Active Replacement Carrier Service Agents, independent agents who have entered into a limited agency agreement with us and are authorized to write renewals and selective endorsements of private passenger auto business.

State of New Jersey

Sussex
Passaic
Morris
Bergen
Warren
Essex
Hudson
Union
Hunterdon
Somerset
Middlesex
Mercer
Monmouth
Ocean
Burlington
Camden
Gloucester
Salem
Atlantic
Cumberland
Cape May

($ in billions)

Personal Income per County*:

- > $20
- $10 – $20
- $ 5 – $10
- < $5

*Estimates of personal income for 2002 from the Bureau of Economic Analysis, an agency of the U.S. Department of Commerce.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

SUMMARY

      This summary highlights information about National Atlantic Holdings Corporation, its subsidiaries and the offering. In this prospectus, “NAHC” refers to National Atlantic Holdings Corporation, “we,” “us,” and “our” refer to National Atlantic Holdings Corporation and its consolidated subsidiaries, and “Proformance” refers to Proformance Insurance Company, a wholly-owned insurance subsidiary of NAHC. Because this is a summary, it may not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus.

National Atlantic Holdings Corporation

      We are a provider of personal lines property and casualty insurance, predominantly automobile insurance, in the State of New Jersey. Personal lines property and casualty insurance is insurance written on the personal and real property of individuals such as homeowners and personal automobile insurance. We have been able to capitalize on what we consider an attractive opportunity in the New Jersey insurance market through our extensive knowledge of the New Jersey insurance market and regulatory environment, our business model that requires many of our independent agents to retain an ownership stake in our company, our packaged product that offers auto, homeowners and other personal lines coverage, and our insurance related services businesses.

      As of December 31, 2003, our insurance subsidiary, Proformance Insurance Company, was the tenth largest and the fastest growing provider of private passenger auto insurance in New Jersey, based on direct written premiums (which are total premiums received from policyholders) of companies writing more than $5 million of premiums annually over the past three years, according to A.M. Best Company, Inc., which we refer to as A.M. Best. From 1999 through 2003, we experienced a 42.0% compound annual growth rate, as our direct written premiums for all lines of business we write, including homeowners and commercial lines, increased from $40.2 million in 1999 to $163.2 million in 2003. As of September 30, 2004, our shareholders’ equity was $60.7 million, up from shareholders’ equity of $8.1 million as of December 31, 1999, reflecting a 52.8% compound annual growth rate.

      We believe the current conditions in the New Jersey property and casualty insurance market represent an attractive opportunity for us. According to the U.S. Census Bureau 2003 American Community Survey, New Jersey had the highest median household income of the 50 states. According to A.M. Best:

•	private passenger auto direct written premiums in New Jersey for 2003 were $5.7 billion (ranking sixth among the states and having grown 26.5% since 1999); and

•	total property and casualty direct written premiums in New Jersey for 2003 were $14.0 billion (ranking eighth among the states and having grown 41.9% since 1999).

      We believe that these market conditions provide us with the opportunity to profitably grow our business.

      As other insurers have reduced their share or withdrawn from the New Jersey private passenger auto insurance market in recent years, as a result of numerous factors, especially the regulatory environment, we have expanded our business both organically and through replacement carrier transactions where we serve as the replacement carrier to offer insurance coverage upon renewal of the withdrawing carrier’s policies. We have entered into four replacement carrier transactions and intend to opportunistically consider others if they meet our profitability and growth objectives.

      We distribute our products exclusively through licensed independent agents, many of whom are our Partner Agents who have purchased a minimum of $50,000 of the common stock of NAHC. As of September 30, 2004, our Partner Agents, including those that are directors of our company, owned in the aggregate approximately 38.7% of our outstanding common stock on a fully diluted basis. Following this offering our Partner Agents will own in the aggregate approximately 18.7% of our outstanding common stock on a fully diluted basis (assuming no Partner Agents purchase shares in this offering). None of our Partner Agents are selling shares of our common stock in this offering. We believe that requiring our Partner Agents to maintain an ownership interest in our company provides them with an incentive to write on our behalf the more profitable segments of the personal and commercial lines business they produce in New Jersey. We intend to continue requiring our agents to purchase shares of our common stock prior to selling our insurance products.

      Proformance, founded in 1994, provides comprehensive packaged personal lines property and casualty insurance. Our packaged personal lines policy, which we call our “High Proformance Policy,” contains coverages for private passenger automobile, homeowners, personal excess (“umbrella”) liability, and personal specialty property lines insurance covering jewelry, furs, fine arts, cameras, electronic data process equipment, boats, yachts and other high value items. We believe that our packaged personal lines product provides several advantages over non-packaged alternatives, including administrative expense savings, lower loss ratios, increased customer convenience and higher policyholder retention. Proformance also offers commercial lines products, predominantly commercial automobile liability and physical damage, for small to medium business policyholders whom we believe are policyholders that submit more frequent claims that are lower in dollar amount.

      Our non-insurance subsidiaries provide Proformance and third parties with a variety of services. Most of the services provided by our non-insurance subsidiaries generate fee-for-service income. Our non-insurance subsidiaries include:

•	Riverview Professional Services, Inc. (Riverview), which we formed in 2002, focuses on reducing claims expenses for Proformance by offering case management services and services to contain the cost of medical treatment of auto accident victims. Riverview is also a third party claims administrator providing claims handling services.

•	National Atlantic Insurance Agency, Inc. (NAIA), which we formed in 1995, provides services to policyholders no longer serviced by their independent agents and policyholders acquired as part of our replacement carrier transactions.

      Our other insurance subsidiary, Mayfair Reinsurance Company Limited (Mayfair), was formed in 2003 as a Bermuda licensed reinsurance company (which is a company that assumes insurance risks underwritten by other insurers or reinsurers) to add underwriting capacity for Proformance in a favorable regulatory environment. Mayfair retrocedes premium (assumes the insurance risk) from third party reinsurers who have assumed insurance risks written by Proformance.

Our Competitive Strengths

      Our Agency Relationships. Proformance distributes its products through licensed independent agents most of whom are required to maintain an ownership interest in NAHC. We believe this provides each such agent with an incentive to write on our behalf its more profitable personal and commercial lines business in New Jersey.

      Our Experienced, Dedicated and Knowledgeable Management Team. As of September 30, 2004, our executive management team owned in the aggregate approximately 33.8% of our outstanding common stock on a fully diluted basis. Following this offering our executive management team will own in the aggregate approximately 16.3% of our outstanding common stock on a fully diluted basis. None of our directors or officers are selling shares of our common stock in this offering. The executive management team, led by our Chairman and Chief Executive Officer, James V. Gorman, has an average of over 20 years of property and casualty insurance carrier experience. Our management team has demonstrated an ability to operate successfully within the regulated New Jersey property and casualty insurance market.

      Our Knowledge of the New Jersey Market and Regulatory Environment. We believe our knowledge of, experience with, and the relationships we have developed in, the New Jersey property and casualty insurance market provide us with an advantage over our competitors, especially large, national insurers not primarily focused on New Jersey. In addition to organically growing our business, we have expanded our market share by entering into replacement carrier transactions pursuant to which we agree to act as the replacement carrier for renewals of insurance policies of insurers that decided to withdraw from the New

Jersey automobile insurance market. Our replacement carrier transactions provided us with improved economies of scale and enabled us to increase capital and surplus while increasing premium volume at rates that cannot be achieved through organic growth of insurance policies sold on an individual basis.

      Our Ability to Offer Policyholders the Convenience of Our Packaged High Proformance Policy. We believe our target customers are attracted to the convenience of buying all of their personal insurance coverages under one policy from one company. Our primary insurance product is our High Proformance Policy. Our High Proformance Policy is a “packaged” product that may include deluxe homeowners, private passenger automobile, personal excess liability and personal inland marine insurance coverages. Our historical underwriting experience indicates that the policyholders who purchase their auto and homeowners coverage from the same carrier are better risks than policyholders who purchase only one kind of coverage or the other.

      Our Focus on Reducing Underwriting Costs and Claims Expenses. We believe that our ability to operate efficiently and reduce underwriting costs and claims expenses enables us to price our products competitively and improve our profitability.

      Our Ability to Take Advantage of the Services Provided By Our Non-Insurance Subsidiaries. We are able to take advantage of the services provided by our non-insurance subsidiaries. In particular Riverview provides services that facilitate cost-effective treatment of auto accident victims and reduce claims expenses. NAIA operates as a full service insurance agency that receives the same commission structure as our Partner Agents.

Our Growth Strategies

      Our goal is to grow our business and maximize shareholder value through the following strategies:

      Focusing on the New Jersey Market. We will continue to focus our business on the New Jersey property and casualty insurance market where we believe we are able to achieve a competitive advantage through our knowledge and expertise of the market and regulatory environment.

      Capturing a Larger Share of Our Agents’ Business. We intend to maintain and further develop our strong independent agent relationships by providing our agents with a broader portfolio of insurance products and technology services. We believe this will enable us to capture a growing share of the insurance business written by our agents, including the amount of commercial lines business provided to small to medium business policyholders.

      Converting Single Coverage Policies into Our Packaged Policies and Opportunistically Growing Our Business through Replacement Carrier Transactions. We intend to continue to grow our homeowners and non-auto insurance businesses, principally by endorsing additional coverages on policies which currently cover only automobile insurance. We plan to convert the policies transferred to us as part of the replacement carrier transactions, which were primarily only automobile insurance, into our packaged High Proformance Policies. In addition, as opportunities arise we will enter into replacement carrier and other transactions which we determine are consistent with our objectives.

      Marketing the Services of Our Non-Insurance Subsidiaries to Third Parties. We intend to selectively market to third parties the services provided by Riverview, and will market the services of NAIA to our agents who, in exchange for our service to the designated policyholders of that agent, will receive a commission from us lower than our normal commission.

Certain Risks

      Our ability to capitalize on our business strengths and implement our strategies entails risks. For example:

•	Because we are primarily a private passenger automobile insurance carrier, negative developments in the economic, competitive or regulatory conditions affecting the private passenger automobile insurance industry would have a disproportionate effect on us, compared to more diversified insurers that also sell other types of property and casualty insurance products.

•	Because we focus exclusively on New Jersey, we are subject to prevailing regulatory, economic, demographic, competitive, weather and other conditions in New Jersey. These conditions may have a disproportionate effect on us, compared to insurers that conduct business in multiple states.

•	We have historically derived a substantial portion of our revenues from replacement carrier transactions, and we may not be able to enter into those types of transactions in the future. We cannot be certain we will be able to identify possible future replacement carrier transactions with terms we view as being acceptable, or that we will be able to consummate any future replacement carrier transactions.

•	We market our products solely through independent agents. We compete with other insurance carriers for the business of those agents. Some of our competitors offer a larger variety of products, lower prices for insurance coverage or higher commissions. Changes in commissions, services or products offered by our competitors could make it harder for us to attract and retain independent agents to sell our insurance products.

•	The property and casualty insurance business is highly competitive and many of our competitors have substantially greater financial and other resources than us. In addition, our competitors may offer a broader range of products or offer competing products at lower prices.

•	The reserves for losses and loss adjustment expenses that we have established are estimates of amounts needed to pay reported and unreported claims and related expenses based on facts and circumstances known to us as of the time we established the reserves. The establishment of appropriate reserves is an inherently uncertain process. If our liabilities ultimately exceed our reserves, our net income and capital would decrease.

•	We have principal shareholders who have the ability to exert significant influence over our policies and affairs, including controlling the election of directors. The interests of our principal shareholders may differ from the interests of our other shareholders, including those who purchase shares in this offering.

•	As a holding company without significant operations of our own, our principal source of funds is dividends and other distributions from our subsidiaries. Our rights, and consequently your rights as shareholders, to participate in any distribution of assets of Proformance are subject to prior claims of policyholders, creditors and preferred shareholders, if any, of Proformance. Consequently, our ability to pay debts, expenses and cash dividends to our shareholders may be limited. In addition, the payment of dividends and other distributions to NAHC by Proformance is regulated by New Jersey insurance law and regulations.

•	We may require additional capital in the future, which may not be available or may only be available on unfavorable terms. Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. We may not be able to obtain financing, or may only be able to obtain financing on terms that are not favorable to us. If we cannot obtain adequate capital on favorable terms or at all, we could be forced to curtail our growth or reduce our assets.

      For a further discussion of these and other risks we face, see “Risk Factors.”

      Our principal executive offices are located at 4 Paragon Way, Freehold, NJ 07728. Our telephone number is (732) 665-1100.

The Offering

Common stock offered by us	5,985,000 shares

Common stock offered by The Ohio Casualty Insurance Company, as selling shareholder	665,000 shares

Common stock outstanding after the offering	10,926,990 shares

Over-allotment option	We have granted the underwriters an option to purchase up to 897,750 additional shares of common stock to cover over-allotments and the selling shareholder has granted the underwriters an option to purchase up to 99,750 additional shares of common stock to cover over-allotments.

NASDAQ symbol	NAHC

Use of proceeds	We will receive net proceeds from the initial public offering of approximately $ million, or $ million if the underwriters exercise in full their over-allotment option, based on an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to use the proceeds from the offering to provide additional capital to our operating subsidiaries and for general corporate purposes.

We will not receive any proceeds from the sale of shares of common stock by the selling shareholder in this offering.

Dividend policy	We intend to retain all future earnings to fund the development and growth of our business. Although we paid a 5% stock dividend on our common stock in 1997, we have not paid cash dividends on our common stock in the past and currently do not intend to pay any cash dividends on our common stock in the foreseeable future.

Any payment of dividends will be at the discretion of our board of directors. Our ability to pay dividends is dependent upon, among other things, the availability of dividends from our subsidiaries, including our insurance subsidiaries, Proformance and Mayfair. The ability of Proformance to pay dividends to us is restricted by New Jersey insurance law and the ability of Mayfair to pay dividends to us is restricted by Bermuda law. See “Business — Supervision and Regulation.”

      The common stock to be outstanding immediately after the offering includes the conversion of 2,194,247 shares of our outstanding nonvoting common stock into the same number of shares of our voting common stock prior to this offering. The foregoing information is based upon 4,941,990 shares outstanding as of January 13, 2005, and excludes 672,950 shares issuable upon exercise of outstanding stock options as of such date, all of which become fully vested and exercisable upon consummation of this offering at a weighted average exercise price of $2.06 per share, and 1,000,000 shares reserved for issuance pursuant to our 2004 Stock and Incentive Plan.

      Except as otherwise indicated, all information in this prospectus reflects a 43 for 1 stock split effected on January 14, 2005 and assumes no exercise of the underwriters’ over-allotment option.

Summary Historical Financial Data

      The following tables set forth our summary historical financial data as of and for each of the five years ended December 31, 2003 and as of and for the nine months ended September 30, 2004 and 2003. We derived the data as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, from our consolidated financial statements that have been subject to audit and are included elsewhere in this prospectus. We derived the data as of December 31, 2001, 2000 and 1999, and for the years ended December 31, 2000 and 1999, from our consolidated financial statements that have been subject to audit and are not included in this prospectus. We derived the data as of September 30, 2004, and for the nine months ended September 30, 2004, from our consolidated financial statements that have been subject to audit and are included in this prospectus. The summary historical income statement data for the nine months ended September 30, 2003, and the summary historical consolidated balance sheet data as of September 30, 2003, have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, the unaudited financial data as of and for the nine months ended September 30, 2003 presented in the tables below reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods indicated. Results for the interim periods are not necessarily indicative of results to be expected for the entire year.

      We have prepared the summary historical consolidated financial data, other than the statutory data, in conformity with accounting principles generally accepted in the United States of America, or GAAP. We have derived the statutory data from the annual statements of our insurance subsidiary, Proformance, filed with the New Jersey Department of Banking and Insurance prepared in accordance with statutory accounting practices, which vary in certain respects from GAAP.

      The summary historical financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Data,” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)	(Restated(8))
	($ in thousands, except per share data)
Income Statement Data:
Direct written premiums(1)	$40,180	$43,646	$49,757	$114,624	$163,179	$120,612	$154,797
Net written premiums(1)	21,707	23,235	25,499	110,626	147,045	105,444	140,797
Net earned premiums(1)	21,400	21,808	25,432	75,654	143,156	103,383	131,048
Replacement carrier revenue from related party(2)	—	—	—	21,683	13,298	5,917	9,530
Replacement carrier revenue from unrelated party	—	—	—	—	661	—	2,625
Investment income	1,089	1,167	1,085	1,593	4,258	2,755	4,961
Net realized investment gains (losses)	111	504	346	(55)	1,373	1,432	1,182
Other income	112	318	212	564	929	1,093	1,255

Total income	22,713	23,797	27,075	99,439	163,675	114,580	150,601
Losses and loss adjustment expenses(3)	16,708	20,145	28,338	69,491	108,123	78,127	102,359
Acquisition Expenses	4,499	6,644	5,523	14,887	25,547	15,792	26,394
Other operating and general expenses	3,877	4,018	3,684	3,605	992	836	6,467

Total expenses	25,084	30,807	37,545	87,983	134,662	94,755	135,220
Income (loss) before income taxes	(2,371)	(7,010)	(10,470)	11,456	29,013	19,825	15,382
Income tax expense (benefit)	(927)	(1,325)	(3,606)	2,822	9,945	6,741	5,137

Net income (loss)(6)	$(1,444)	$(5,685)	$(6,864)	$8,634	$19,068	$13,084	$10,245

Basic Earnings per Share	$(0.42)	$(1.61)	$(1.93)	$1.96	$4.29	$2.96	$2.07
Diluted Earnings per Share	$(0.42)	$(1.61)	$(1.93)	$1.74	$3.77	$2.60	$1.82

						As of and for the
						Nine Months Ended
	As of and for the Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

							(Restated(8))
	($ in thousands)
						(Unaudited)
Balance Sheet Data:
Total cash & investments	$20,771	$25,821	$22,853	$92,352	$179,696	$155,532	$240,841
Total assets	56,995	66,586	78,260	161,184	266,748	229,601	326,198
Losses and loss adjustment expenses reserves	27,055	37,350	56,733	85,472	134,201	122,282	176,090
Debt(4)	4,900	5,790	5,683	—	—	—	—

Total liabilities	$48,852	$64,379	$82,276	$143,050	$216,961	$197,946	$265,544
Total shareholders’ equity(5)(6)	$8,132	$2,207	$(4,015)	$18,134	$49,787	$31,655	$60,654
Statutory Data(7):
Policyholders’ surplus (at period end)	$9,039	$6,007	$7,640	$37,107	$58,245	$39,755	$52,263
Loss ratio(3)	78.1%	92.4%	111.4%	91.8%	75.5%	78.7%	84.7%
Expense ratio(3)	26.8	33.2	28.6	20.8	19.6	21.2	22.6

Combined ratio(3)	104.9%	125.6%	140.0%	112.6%	95.1%	99.9%	107.3%

(1)	The primary driver for a significant portion of our growth from 2002 through 2003 was an agreement entered into on December 18, 2001 with The Ohio Casualty Insurance Company, which we refer to as OCIC, and Ohio Casualty of New Jersey, Inc., which we refer to as OCNJ, to become a replacement carrier pursuant to which OCNJ would transfer to Proformance the obligation to offer renewals for all of OCNJ’s New Jersey private passenger automobile business effective March 18, 2002. Primarily as a result of this transaction our direct written premiums, net written premiums and net earned premiums increased from $49.8 million, $25.5 million and $25.4 million, respectively, for the year ended December 31, 2001, to $163.2 million, $147.0 million and $143.2 million, respectively, for the year ended December 31, 2003. In addition total assets, losses and loss adjustment expense reserves, as well as total shareholders’ equity, increased from $78.3 million, $56.7 million and $(4.0) million, respectively as of December 31, 2001 to $266.7 million, $134.2 million and $49.8 million, respectively as of December 31, 2003. See “Business — Recent Transactions.”

(2)	We recorded replacement carrier revenue related to the OCIC agreement referred to above in the amount of $21.7 million and $12.7 million for the years ended December 31, 2002 and 2003, respectively which contributed to increasing total shareholders’ equity from $(4.0) million as of December 31, 2001 to $49.8 million for the year ended December 31, 2003. See “Business — Recent Transactions.”

(3)	The loss ratio, when calculated on a statutory basis, is the ratio of losses and loss adjustment expenses to net earned premiums. The expense ratio, when calculated on a statutory accounting basis, is the ratio of underwriting expenses to net written premiums. The expense ratio, when calculated on a GAAP basis, differs from the statutory method specifically as it related to policy acquisition expenses. Policy acquisition expenses are expensed as incurred under the statutory accounting method. However, for GAAP, policy acquisition expenses are deferred and amortized over the period in which the related premiums are earned. The combined ratio is the sum of the loss ratio and the expense ratio. Management considers the statutory methods for calculating the loss, expense and combined ratios to compare our performance to benchmarks used by rating agencies and regulatory bodies that monitor the insurance industry.

(4)	In 1997, we entered into two separate loan agreements. In March of 2002, one of the loans was paid in full and in December of 2002 the remaining loan was paid in full.

(5)	On October 21, 2003 and December 8, 2003, respectively, we entered into two additional replacement carrier agreements with Sentry Insurance and Met P&C, whereby we agreed to become the replacement carrier for the personal lines business of each entity in New Jersey. We received $0.9 million and have received an additional $2.6 million in 2004 from Sentry Insurance, $2.8 million of which has been recorded as deferred revenue as of December 31, 2003 and $0.7 million recorded as replacement carrier revenue for the year ended December 31, 2003. We received $20.1 million ($9.5 million recorded as deferred revenue as of December 31, 2003, $0.6 million recorded as replacement carrier revenue from a related party for the year ended December 31, 2003, and $10.0 million in the form of a capital contribution) from Met P&C. In connection with these transactions we recorded $12.1 million of replacement carrier transaction revenue for the nine months ended September 30, 2004 as we continued the process of fulfilling our obligations under the terms of each of these respective contracts. See “Business — Recent Transactions.”

(6)	In connection with the financial reporting as of and for the year ended December 31, 2001, certain adjustments were made to reduce net income and shareholder’s equity as of January 1, 2001 by $1.0 million. The summary historical financial information presented as of and for the year ended December 31, 2000 has been adjusted accordingly to reflect the impact of such adjustments from that which was derived from our consolidated financial statements that had been subject to audit by Arthur Andersen LLP.

(7)	As set forth in Note 12 to our consolidated financial statements, subsequent to the filing of Proformance’s statutory annual statements for the year ended December 31, 2003, management identified certain adjustments which, if known at the time, would have impacted the amounts as previously filed. Such amounts would have reduced statutory surplus by $1.2 million, $12.3 million and $4.9 million at December 31, 2003, 2002 and 2001, respectively. In accordance with statutory reporting requirements, these corrections will be reported as an opening surplus adjustment in the 2004 statutory filing.

(8)	For details specific to the restatement, see Note 18 to our consolidated financial statements included elsewhere in this prospectus.

RISK FACTORS

      An investment in our common stock involves a number of risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Additional risks and certainties not currently known to us, or risks that we currently deem immaterial, may also impair our business operations. Any of the risks described below could result in a significant or material adverse effect on our results of operations or financial condition. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

Because we are primarily a private passenger automobile insurance carrier, negative developments in the economic, regulatory or competitive conditions in this industry could cause us to incur additional costs and limit our flexibility in our underwriting process. This would reduce our profitability and the impact of these changes would have a disproportionate effect on our ability to operate profitably and successfully grow our business as compared to other more diversified insurers.

      For the years ended December 31, 2003, 2002, 2001 and the nine months ended September 30, 2004 and 2003, approximately 83.3%, 76.6%, 53.9%, 84.6% and 83.3%, respectively, of our direct written premiums were generated from private passenger automobile insurance policies. As a result of our focus on that line of business, negative developments in the economic, competitive or regulatory conditions affecting the private passenger automobile insurance industry could have a material adverse effect on our results of operations and financial condition. For example, in 1998 the New Jersey legislature passed the Automobile Insurance Cost Reduction Act of 1998, which we refer to as the AICRA. AICRA attempted to control consumer costs by cutting automobile insurance rates by 15%. Although AICRA attempted to reduce costs to insurers by implementing strict measures to minimize fraud and abuse, our loss of premiums from the mandated rate reductions was not offset by such measures. Accordingly, the impact of this legislation reduced our profitability.

      In addition, any of these or similar developments in the private passenger automobile insurance industry would have a disproportionate effect on us, compared to more diversified insurers that also sell a larger proportion of other types of property and casualty insurance products.

Because we write insurance only in New Jersey, negative developments in the regulatory, economic, demographic, competitive and weather conditions in the New Jersey market could cause us to incur additional costs or limit our flexibility in our underwriting process and the impact of these changes would have a disproportionate effect on us compared to insurers that operate in multiple states.

      All of our direct written premiums are generated in New Jersey. Our revenues and profitability are therefore subject to prevailing regulatory, economic, demographic, competitive, weather and other conditions in New Jersey. Changes in any of these conditions could make it more costly or difficult for us to conduct our business. For example, the ability of New Jersey insurers to obtain property and casualty reinsurance at reasonable prices was limited as a result of Hurricane Andrew. Accordingly, it became more costly for insurers to reduce risks through reinsurance. Because of the increased cost of reinsurance, insurers were limited in their ability to operate profitably.

      Adverse regulatory developments in New Jersey, such as AICRA, or others which could include fundamental changes in the design or implementation of the New Jersey insurance regulatory framework, could limit our ability to operate profitably by causing us to incur additional costs or limiting our flexibility in our underwriting process. In addition, these developments would have a disproportionate effect on us, compared to insurers which conduct operations in multiple states.

We have historically derived a substantial portion of our revenues from replacement carrier transactions, and we may not be able to enter into those types of transactions in the future.

      For the years ended December 31, 2001, 2002, 2003 and the nine months ended September 30, 2004 and 2003, we derived $0 million, $21.7 million, $14.0 million, $12.1 million and $5.9 million, respectively, from replacement carrier transactions, constituting 0%, 21.8%, 8.5%, 8.0% and 5.1%, respectively, of our total income. Our strategy includes entering into additional replacement carrier transactions as opportunities arise.

      We cannot be certain we will identify possible future replacement carrier transactions with terms we view as being acceptable, or that we will be able to consummate any future replacement carrier transactions. If we do enter into future replacement carrier transactions, we cannot be certain as to the terms of those transactions. If we are unable to enter into future replacement carrier transactions on terms acceptable to us, our revenues may decline. We believe that during the current portion of the personal auto insurance cycle, which in our view is one of growth, it may be more difficult than otherwise to identify acceptable replacement carrier transactions.

We have exposure to claims related to severe weather conditions, which may result in an increase in claims frequency and severity.

      We are subject to claims arising out of severe weather conditions, such as rainstorms, snowstorms and ice storms, that may have a significant effect on our results of operations and financial condition. The incidence and severity of weather conditions are inherently unpredictable. There is generally an increase in claims frequency and severity under the private passenger automobile insurance we write when severe weather occurs because a higher incidence of vehicular accidents and other insured losses tend to occur in severe weather conditions. In addition, we have exposure to an increase in claims frequency and severity under the homeowners and other property insurance we write because property damage may result from severe weather conditions.

      Because some of our insureds live near the New Jersey coastline, we also have a potential exposure to losses from hurricanes and major coastal storms such as Nor’easters. For example, in September 1999 we were impacted by Tropical Storm Floyd. Our direct written premiums in 1999 were approximately $40.2 million, but as a result of Tropical Storm Floyd we paid $1.1 million in claims, of which $0.6 million was for physical damage coverage and $0.5 million was for insured property losses.

      Although we purchase catastrophe reinsurance to limit our exposure to these types of natural catastrophes, in the event of a major catastrophe resulting in losses to us in excess of $50 million, our losses would exceed the limits of our reinsurance coverage.

Some of our subsidiaries are in their early stages of development and a substantial amount of management time and attention and financial resources may be necessary to continue to grow their respective businesses.

      Riverview, NAIA and Mayfair are all in their early stages of development. Companies in their initial stages of operations face significant business and financial risks and may suffer significant losses. A substantial amount of management time and attention and financial resources may be necessary to continue to grow the businesses of these subsidiaries.

      We intend to use the proceeds from this offering to increase the policyholders’ surplus of Proformance by approximately $50 million. In addition, we anticipate allocating approximately $10 million of the proceeds from this offering to the development of Riverview, NAIA and Mayfair. The remainder of the capital raised in this offering we intend to utilize for general corporate purposes, including but not limited to possible additional increases to the capitalization of our existing subsidiaries.

If we are not able to attract and retain independent agents, we would be limited in our ability to sell our insurance products.

      We market our insurance solely through independent agents. We do not rely on, nor are we dependent upon, any one particular agent to sell our products. We compete with other insurance carriers for the business of independent agents. Our agents also offer the products of our competitors, some of which offer a larger variety of products, lower prices for insurance coverage or higher commissions. Changes in commissions, services or products offered by our competitors could make it harder for us to attract and retain independent agents to sell our insurance products.

Established competitors with greater resources may make it difficult for us to market our products effectively and offer our products at a profit.

      In the past, competition in the New Jersey personal auto insurance market has included significant price competition and there can be no assurance that these conditions will not recur. Although we believe that price competition has not been as intense as in other states, in 1997 and 1998 price competition in the New Jersey personal lines property casualty insurance market increased dramatically. As a result of the price competition during these periods, our profits were reduced because we wrote policies with lower premiums and on terms less favorable to us. In addition, the New Jersey commercial lines property casualty insurance market faced intense price competition during 1998 and 1999. However, since the New Jersey commercial lines market is not subject to some of the more burdensome regulatory aspects of the personal lines market, such as the “take all comers” requirement and the price reductions mandated by AICRA, our profits on our commercial lines business were not as heavily impacted.

      We and other insurance companies also compete on the basis of the commissions and other cash and non-cash incentives provided to agents. Although a number of national insurers that are much larger than we are do not currently compete in a material way in the New Jersey personal auto insurance market, if one or more of these companies decide to aggressively enter the market, it could reduce our market share in New Jersey and thereby have a material adverse effect on us. These companies include some that would be able to sustain significant losses in order to acquire market share, as well as others which use distribution methods that compete with the independent agent channel we utilize.

      Our principal competitor which serves the independent agency market and offers a packaged personal lines property and casualty insurance product is Encompass Insurance (an affiliate of Allstate Insurance). Other competitors in the personal lines insurance business include First Trenton and Palisades Insurance. According to the New Jersey Department of Banking and Insurance statistics, as of December 31, 2003, based on premiums in force, the respective share of the personal lines market, excluding policies written in urban enterprise zones, of our principal competitors, Encompass Insurance, First Trenton and Palisades Insurance, were 2.64%, 5.05% and 2.93%, respectively. Our share of the personal lines market as of such dates was 2.32%. In addition, we compete with companies such as Chubb Insurance (0.84% share of the personal lines market based on premiums in force as of December 31, 2003), that also offer a packaged personal lines property and casualty insurance product. We expect there may from time to time be further competition from market entrants. For example, in August 2003, Mercury General announced it was entering the New Jersey private passenger auto insurance market. In August 2004, GEICO announced that it was re-entering the New Jersey private passenger auto insurance market. New entrants to the market would increase competition and could have a material adverse effect on our ability to meet sales goals or maintain adequate rates for our insurance products.

Our failure to maintain a commercially acceptable financial strength rating would significantly and negatively affect our ability to implement our business strategies and sell our products.

      A.M. Best has currently assigned Proformance a “B (Fair)” rating with a negative outlook. A “B” rating is A.M. Best’s seventh highest rating out of 15 possible rating classifications for insurance companies. A “B” rating is assigned to insurers that in A.M. Best’s opinion have a fair ability to meet their current obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions. A.M. Best bases its ratings on factors that concern policyholders and not upon factors concerning investor protection. An important factor in an insurer’s ability to compete effectively is its A.M. Best rating. Proformance’s A.M. Best rating is lower than those of some of its competitors.

      On December 14, 2004, A.M. Best announced that it had placed the financial strength rating of Proformance under review with negative implications. A.M. Best said that the action reflects the deterioration of Proformance’s risk-adjusted capitalization through the first nine months of 2004 to below a level supportive of its rating. A.M. Best further noted that completion of the offering contemplated by this prospectus and the subsequent capital contribution to Proformance would result in risk-adjusted capitalization supportive of its current rating. However, failure to successfully execute the offering and subsequent capital contribution to Proformance would likely result in a downgrade of its rating.

      In addition, Proformance is rated “A” by Demotech, Inc. Demotech provides financial stability ratings of property and casualty insurers. In addition to A.M. Best, Demotech is the only other authorized rating agency recognized by federally insured lending institutions, such as mortgage companies. Mortgage companies, as a condition to issuing a mortgage, generally require borrowers to obtain adequate homeowners insurance. The mortgage companies often refer to Demotech’s financial stability rating prior to issuing a mortgage. We believe the “A” rating assigned by Demotech is beneficial in connection with our homeowners business.

      Publications of Demotech indicate that its rating process provides an objective baseline for assessing the solvency of an insurer. A Demotech financial stability rating summarizes its opinion as to the insurer’s ability to insulate itself from the business cycle that exists in the general economy as well as the underwriting cycle that exists in the industry.

      An “A” rating is Demotech’s third highest rating out of six possible rating classifications for insurers with complete financial data. An “A” rating is assigned to insurers that in Demotech’s opinion possess exceptional financial stability related to maintaining positive surplus as regards policyholders, regardless of the severity of a general economic downturn or deterioration in the insurance cycle.

      Our A.M. Best and our Demotech ratings are subject to change and are not recommendations to buy, sell or hold securities. Any future decrease in our ratings could affect our ability to sell our products. See “Business — Ratings.”

      The agreements that we have entered into with our agents do not contain provisions that would permit them to terminate the agreement in the event of a downgrade of our ratings discussed above. In addition, our reinsurance agreements with third party reinsurers do not require us to transfer funds into trust or otherwise provide security for the benefit of the reinsurers in the event of a downgrade of our ratings discussed above.

If our losses and loss adjustment expenses exceed our reserves, we would have to increase our reserves which would lower our earnings.

      The reserves for losses and loss adjustment expenses that we have established are estimates of amounts needed to pay reported and unreported claims and related expenses based on facts and circumstances known to us as of the time we established the reserves. Reserves are based on historical claims information, regulatory change, court decision, industry statistics and other factors. The establishment of appropriate reserves is an inherently uncertain process. If our reserves are inadequate and are increased, we would have to treat the amount of such increase as a charge to our earnings in the period that the deficiency is recognized. As a result of these factors, there can be no assurance that our ultimate liability will not materially exceed our reserves, thereby reducing our profitability.

      Due to the inherent uncertainty of estimating reserves, it has been necessary, and may over time continue to be necessary, to revise estimated future liabilities as reflected in our reserves for claims and policy expenses. In 2003, 2002 and 2001, our reserve reviews indicated that our reserves established in prior years were lower than necessary, and so in those years we increased $0.1 million, $8.6 million and $8.9 million, respectively, of previously established reserves for losses and loss adjustment expenses. The incurred losses related to prior years of $0.1 million in 2003 included a loss of $0.2 million in connection with our termination of the reinsurance coverage provided by one of our third party reinsurers. The $0.2 million loss was offset by favorable loss development on prior accident year reserves. For the first nine months ended September 30, 2004, we increased reserves for prior years (2003 and prior) by $4.1 million because the actual loss experience observed during the period was slightly higher than expected, principally in the private passenger auto liability line for the 2003 year. Historically, Proformance’s reserves have shown a deficiency in every year since 1995.

      The historic development of reserves for losses and loss adjustment expenses may not necessarily reflect future trends in the development of these amounts. Accordingly, it is not appropriate to extrapolate redundancies or deficiencies based on historical information. See “Business — Reserves.”

Our management and independent registered public accounting firm have determined that there are material weaknesses in our internal controls over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results.

      During their audit of our financial statements for the nine months ended September 30, 2004, on which they have issued their report dated December 20, 2004, included elsewhere in the prospectus, our independent registered public accounting firm identified certain reportable conditions that constitute material weaknesses in our internal controls over financial reporting, including weaknesses (i) in our ability to report elements of our financial statements processed at the end of reporting periods, such as loss and loss adjustment expenses, deferred acquisition costs and expense accruals, (ii) in our ability to account for and report unique transactions or events, such as revenue recognition for our replacement carrier transactions and (iii) in the quality of data supporting certain of our financial statement elements because of our reliance on manual and other in-house information tracking systems. Our independent registered public accounting firm also identified material weaknesses in our internal controls in that we did not have an actuarial expert on our management team and we had not identified and designated a chief accounting officer.

      Our audit committee and our management team reviewed our independent registered public accounting firm’s findings and acknowledge and agree with the matters identified as material weaknesses.

      In response, we have initiated corrective actions to address these control deficiencies and will continue to evaluate the effectiveness of our internal controls and procedures on an ongoing basis, taking corrective action as appropriate. These actions are designed to strengthen our internal control over financial reporting and address the material weaknesses identified. We do not expect the potential financial costs of these actions to be material. For a description of the corrective actions we have taken, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Controls Over Financial Reporting.”

      Our audit committee and management team are committed to evaluating and continuing to improve our procedures relating to internal controls over our financial reporting as we complete our transition from a private to a publicly-traded company. However, if we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results.

If we lose key current personnel or are unable to recruit new qualified personnel, we could be prevented from implementing our business strategy and our ability to capitalize on market opportunities, grow our business and operate efficiently and profitably could be negatively affected.

      Our future success depends significantly upon the efforts of certain key management personnel, including James V. Gorman, Chairman and Chief Executive Officer of NAHC and Proformance, Peter A. Capello, Jr., Chief Financial Officer of Proformance, Cynthia L. Codella, Secretary and Executive Vice President of Proformance and NAHC, Frank J. Prudente, Executive Vice President — Corporate Finance and Treasurer of NAHC, John E. Scanlan, Senior Vice President of Proformance, and Bruce C. Bassman, Senior Vice President and Chief Actuarial Officer of NAHC. We maintain a $2.5 million key man life insurance policy on Mr. Gorman, as well as on other of our senior executives, the proceeds of which are payable to us. We have entered into employment agreements with James V. Gorman, Cynthia L. Codella, Frank J. Prudente, John E. Scanlan and Bruce C. Bassman. In addition, Proformance has entered into an employment agreement with Peter A. Cappello, Jr. Although we are not aware of any impending departures or retirements, the loss of key personnel could prevent us from fully implementing our business strategy and could negatively affect our ability to capitalize on market opportunities, grow our business or operate efficiently and profitably. As we continue to grow, we will need to recruit and retain additional qualified management personnel, and our ability to do so will depend upon a number of factors, such as our results of operations and prospects and the level of competition then prevailing in the market for qualified personnel.

Market fluctuations and changes in interest rates could reduce the value of our investment portfolio and our asset base which would limit our ability to underwrite more business.

      Our results of operations depend in part on the performance of our invested assets. As of September 30, 2004, 94.7% of our investment portfolio was invested in fixed income securities and 5.3% was invested in equity securities. As of September 30, 2004, approximately 53.8% of our fixed income security portfolio was invested in U.S. government and government agency fixed income securities, approximately 32.9% was invested in fixed income securities rated “Aaa”/“Aa” by Moody’s Investor Service, which we refer to as Moody’s, and approximately 13.3% was invested in fixed income securities rated “A” by Moody’s. Certain risks are inherent in connection with fixed income securities including loss upon default and price volatility in reaction to changes in interest rates and general market factors. For example, the fair value of our fixed income securities can fluctuate depending on changes in interest rates. Accordingly, changes in interest rates may result in fluctuations in the income from, and the valuation of, our fixed income investments. Large investments losses would significantly decrease our asset base, thereby affecting our ability to underwrite new business. For the nine months ended September 30, 2004, 3.3% or $5.0 million of our total income was derived from our invested assets. This represented 30.7% of our income before income tax for the same period. See “Business — Investments.”

We may not be able to successfully alleviate risk through reinsurance arrangements which could cause us to reduce our premiums written in certain lines or could result in losses and we are subject to credit risk with respect to our reinsurers.

      In order to reduce risk and to increase our underwriting capacity, we have previously purchased third party reinsurance. Although we expect to decrease our use of third party reinsurance in the future, we expect to purchase additional third party reinsurance in the future. The availability and the cost of reinsurance protection is subject to market conditions, which are outside of our control. As a result, we may not be able to successfully alleviate risk through these arrangements. For example, if reinsurance capacity for homeowners risks were reduced as a result of terrorist attacks or other causes, we may seek to reduce the amount of homeowners business we write. In addition, we are subject to credit risk with respect to our reinsurance because the transfer to reinsurers of insurance risks we underwrite does not relieve us of our liability to our policyholders. A significant reinsurer’s insolvency, inability or unwillingness to make payments under the terms of a reinsurance treaty could cause us to incur losses and negatively affect our profits.

      For the years ended December 31, 2003, 2002, 2001 and the nine months ended September 30, 2004, approximately 11.6%, 5.7%, 49.0% and 10.3%, respectively, of our direct written premiums were transferred to third party reinsurers.

      As of September 30, 2004, our largest reinsurance recoverables were due from Scor Re, OdysseyRe, and American Reinsurance. We do not believe we are substantially dependent on any of our third party reinsurers. We have not experienced in the past the failure of a third party reinsurer to pay any material claims that have been presented to the third party reinsurer.

      Our agreements with our third party reinsurers do not permit the reinsurer to cancel the reinsurance coverage mid-term in the event of any ratings downgrade of Proformance. Generally, our reinsurance agreements are one-year agreements and are renegotiated annually. We believe there are over 20 licensed reinsurers that meet our requirements. However, in the event we were unable to reach an agreement with a current reinsurer of our business or a reinsurer terminates our reinsurance agreement, we may encounter difficulties obtaining or negotiating reinsurance coverage because we operate exclusively in New Jersey, a coastal state, and we are rated “B” by A.M. Best with a negative outlook. If we were unable to maintain or obtain reinsurance coverage adequate for our business, we would not be able to reduce our exposure to insurance risks which could cause us to incur substantial losses and could cause us to write less new business.

Because we intend to reduce our use of third party reinsurance, we will retain more risk, which could result in more losses.

      We currently use third party reinsurance primarily to increase our underwriting capacity and to reduce our exposure to losses. See “Business — Reinsurance.” Since we intend to reduce our use of third party reinsurance in the future, in addition to increasing our use of Mayfair, our reinsurance subsidiary, we will retain more gross premiums written over time, but will also retain more of the related losses. Reducing our third-party reinsurance will increase our risk and exposure to losses, which could have a material adverse effect on our financial condition and results of operations.

We rely on our information technology and telecommunication systems, and the failure of these systems could limit our ability to operate efficiently and cause us to lose business.

      Our business is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunication systems. We rely on these systems to support our direct and indirect marketing operations and our agents’ basic underwriting and claim-processing efforts, as well as to process new and renewal business, provide customer service, make claims payments, and facilitate collections and cancellations. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting and rate development. The failure of these systems could interrupt our operations or materially impact our ability to evaluate and write new business. We are currently in the process of converting to a new claims system which we are currently using for claims processing and expect to use for underwriting and premium processing. We anticipate that the conversion to the new claims system will cost approximately $350,000, of which we have already spent $150,000. There is no assurance that we will successfully complete this process or that we will not experience additional cost, implementation delay, operation disruption or system failure in connection with this transition. In addition, because our information technology and telecommunications systems interface with and depend on third party systems, we could experience service denials if demand for such service exceeds capacity or such third party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could compromise our ability to write and process new and renewal business, provide customer service or pay claims in a timely manner. This could cause us to lose business.

Risks Related to Our Industry

As a result of cyclical changes, which may include periods of price competition, excess capacity, high premium rates and shortages of underwriting capacity in the personal auto insurance industry, our results may materially fluctuate, affecting our ability to effectively market and price our products.

      The personal auto insurance industry is historically cyclical in nature. The industry has been characterized by periods of price competition and excess underwriting capacity followed by periods of high premium rates and shortages of underwriting capacity. During periods of price competition and excess capacity, such as in 1997 and 1998, our profitability is negatively impacted as we are forced to issue insurance policies with lower premiums and on terms less favorable to us. The personal auto insurance industry also experiences periods of higher premium rates during which we may experience growth and increased profitibility. During periods of higher premium rates or at other times the New Jersey legislature may take action which negatively impacts our profitability. In 1998, the New Jersey legislature adopted the Automobile Insurance Cost Reduction Act of 1998 (which we refer to as AICRA) in order to curtail the rising costs of automobile insurance to New Jersey insureds. The adoption of AICRA negatively impacted our profitability. Approximately three years ago, the New Jersey market experienced increasing bodily injury loss costs which caused us to incur additional losses, thereby reducing our profitability. The duration of the cycles experienced in the New Jersey personal automobile insurance industry is subject to many variables, but historically have ranged from two to seven years. We believe the New Jersey personal automobile market is currently in a period of growth and new competitors, such as Mercury General and GEICO, are entering the market. We believe that this market may shortly exhibit price competition which may hinder our ability to operate profitably as we are forced to write policies at lower premiums and on terms less favorable to us.

      We expect that our business will continue to experience the effects of this cyclicality, including periods of price competition, which, over the course of time, could result in material fluctuations in our premium volume, revenues and expenses and make it difficult to effectively market and price our products.

We are subject to comprehensive regulation in the State of New Jersey, particularly by the New Jersey Department of Banking and Insurance, and we must obtain prior approval to take certain actions which may limit our ability to take advantage of profitable opportunities.

     General Regulation

      We are subject to regulation by the New Jersey Department of Banking and Insurance, and we must obtain prior approval for certain corporate actions. We must comply with laws and regulations involving:

•	transactions between an insurance company and any of its affiliates;

•	the payment of dividends;

•	the acquisition of an insurance company or of any company controlling an insurance company;

•	approval or filing of premium rates and policy forms;

•	solvency standards;

•	minimum amounts of capital and policyholders’ surplus which must be maintained;

•	limitations on types and amounts of investments;

•	restrictions on the size of risks which may be insured by a single company;

•	limitation of the right to cancel or non-renew policies in some lines;

•	regulation of the right to withdraw from markets or terminate involvement with agencies;

•	requirements to participate in residual markets;

•	licensing of insurers and agents;

•	deposits of securities for the benefit of policyholders;

•	reporting with respect to our financial condition, including the adequacy of our reserves and provisions for unearned premiums;

•	unfair trade and claims practices; and

•	the type of accounting we must use.

      In addition, insurance department examiners from New Jersey perform periodic financial and market conduct examinations of insurance companies. Such regulation is generally intended for the protection of policyholders rather than security holders.

      We are subject to assessments by the New Jersey Property-Liability Insurance Guaranty Association, which assessments would reduce the capital available to us to operate our business. New Jersey law requires that property and casualty insurers licensed to do business in New Jersey participate in the New Jersey Property-Liability Insurance Guaranty Association, which we refer to as NJPLIGA. NJPLIGA must pay any claim up to $300,000 of a policyholder of an insolvent insurer if the claim existed prior to the declaration of insolvency or arose within 90 days after the declaration of insolvency. Members of NJPLIGA are assessed the amount NJPLIGA deems necessary to pay its obligations and its expenses in connection with handling covered claims. Subject to certain exceptions, assessments are made in the proportion that each member’s net direct written premiums for the prior calendar year for all property and casualty lines bear to the corresponding net direct written premiums for NJPLIGA members for the same period. By statute, no insurer in New Jersey may be assessed in any year an amount greater than 2% of that insurer’s net direct written premiums for the calendar year prior to the assessment. In 2003, Proformance was assessed approximately $0.5 million, as its portion of the losses due to insolvencies of certain insurers. We anticipate that there will be additional assessments from time to time relating to insolvencies of various insurance companies.

      Our failure to meet risk based capital standards could subject us to examination or corrective action by state regulators. Proformance is subject to risk-based capital standards and other minimum capital and surplus requirements imposed under the laws of the State of New Jersey. These risk-based capital standards, based upon the Risk-Based Capital Model Act adopted by the National Association of Insurance Commissioners, which we refer to as the NAIC, require Proformance to report its results of risk-based capital calculations to the New Jersey Department of Banking and Insurance and the NAIC.

      Failure to meet applicable risk-based capital requirements or minimum statutory capital requirements could subject Proformance to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business or engaging in financing activities, state supervision or even liquidation. Any changes in existing risk-based capital requirements or minimum statutory capital requirements may require us to increase our statutory capital levels, which we may be unable to do. As of the date of this prospectus, Proformance maintained a risk-based capital level in excess of the amount that would require any corrective actions on our part. As described in Note 12 to our consolidated financial statements and footnote 7 to the Summary Historical Financial Data, subsequent to the filing of Proformance’s statutory annual statements for the year ended December 31, 2003, management identified certain adjustments which, if known at the time, would have impacted the amounts as previously filed. Management has concluded that had such adjustments been made at the time of the filing of Proformance’s statutory financial statements, Proformance’s risk-based capital levels would have continued to be in excess of the amount that would require any corrective action on our part. See “Business — Supervision and Regulation.”

      The following table summarizes the risk-based capital of Proformance as of December 31, 2003.

Proformance Insurance Company

Risk-Based Capital(1)

	As of December 31, 2003

	As	As
	Filed	Adjusted(2)

	($ in thousands)
Total Adjusted Capital	$58,245	$57,071
Company Action Level = 200% of Authorized Control Level	$33,785	$35,540
Regulatory Action Level = 150% of Authorized Control Level	$25,339	$26,655
Authorized Control Level = 100% of Authorized Control Level	$16,893	$17,770
Mandatory Control Level = 70% of Authorized Control Level	$11,825	$12,439

(1)	For a description of the regulatory action that may be taken at each level, see “Business — Supervision and Regulation — Risk-Based Capital Requirements.”

(2)	As set forth in Note 12 to our consolidated financial statements, subsequent to the filing of Proformance’s statutory annual statements for the year ended December 31, 2003 (from which the risk-based capital amounts are derived), management identified certain adjustments which, if known at the time, would have impacted the amounts as previously filed, and hence the risk-based capital amounts. The “As Adjusted” column above reflects those adjustments.

      If we fail to satisfy a sufficient number of IRIS Ratios, we would be subject to regulatory action which could negatively affect our ability to operate our business efficiently and profitably. The NAIC has developed a set of financial relationships or “tests” known as the Insurance Regulatory Information System, or IRIS that were designed to assist state insurance regulators in the early identification of companies which may require special attention or action. Insurance companies submit data annually to the NAIC which analyzes the data against defined “usual ranges.” Generally, an insurance company will become subject to regulatory scrutiny if it falls outside the usual ranges of four or more of the ratios. As of December 31, 2003, Proformance fell outside of the usual ranges of five ratios. However, we have not been subject to regulatory action based on our falling outside the ranges with respect to those ratios. Proformance fell outside the usual range of the following five ratios:

•	Two-Year Overall Operating Ratio — The two-year overall operating ratio is a measure of the profitability of an insurance company, which is a principal determinant of the company’s financial stability and solvency.

•	Investment Yield — The investment yield provides an indication of the general quality of the company’s investment portfolio.

•	One-Year Reserve Development to Policyholder Surplus — In addition to measuring the accuracy with which reserves were established in the prior year, the ratio of one-year reserve development to surplus as it relates to policyholders provides an indirect indication of management’s opinion of the adequacy of surplus.

•	Two-Year Reserve Development to Policyholder Surplus — In addition to measuring the accuracy with which reserves were established in the second prior year, the ratio of two-year reserve development to surplus as it relates to policyholders provides an indirect indication of management’s opinion of the adequacy of surplus.

•	Estimated Current Reserve Deficiency to Surplus — This ratio provides an estimate of the adequacy of current reserves by calculating the reserve deficiency/redundancy as a percentage of surplus.

      We believe the rapid increase in premium and surplus as a result of the replacement carrier transactions we have entered into was the primary reason we fell outside the usual ranges for these tests. This is further supported by the fact that the NAIC, in the “Statistical Phase” portion of its information guide, acknowledges that rapid increases in premium and surplus may result in an insurer falling outside the usual ranges of the ratios. Management has concluded that had the adjustments to Proformance’s statutory financial statements described in Note 12 to our consolidated financial statements and footnote 7 to the Summary Historical Financial Data been made at the time of the filing of Proformance’s statutory financial statements, Proformance would have continued to fall outside of the usual ranges of the same five ratios. The impact of these adjustments would not have caused Proformance to fall outside of the usual ranges for any other IRIS ratios. There can be no assurance that Proformance will fall within the usual ranges of those five ratios or satisfy the other ratios in the future. In the event that Proformance fails to satisfy a sufficient number of these ratios, it could become subject to regulatory scrutiny which could have a negative effect on our operations.

New Jersey Personal Auto Insurance Regulation

      We are subject to extensive regulation in the New Jersey personal auto insurance industry which is subject to change, and we can give you no assurance that any changes in the regulations would not significantly limit our ability to operate our business profitably. We are subject to extensive regulation of the private passenger automobile insurance industry in New Jersey. Such regulation is primarily for the benefit and protection of insurance policyholders rather than shareholders, and could change at any time.

Thus, government regulation, which is subject to change, could significantly limit our profitability and may conflict with the interests of our shareholders.

      Recently, the New Jersey Department of Banking and Insurance proposed certain amendments to its personal auto insurance regulations. Under the proposed regulations, New Jersey insurance companies, such as Proformance, would be permitted to raise rates for certain drivers above limitations that are currently in place and lower rates for certain other drivers. In addition, the proposed regulations would permit insurance companies to use their own data to develop rating maps. The proposal would permit up to 50 rating territories across New Jersey compared to the 27 territories now recognized in New Jersey. There can be no assurance that the proposed regulations will be adopted, nor can we be certain how these regulations, if adopted, would impact our operations.

      Recently, a number of governmental entities have launched investigations and filed lawsuits involving certain practices in the insurance and broker industry relating to compensation and other arrangements between brokers and insurers and their dealings with clients and insureds. In addition, the Commissioner of the New Jersey Department of Banking and Insurance (whom we refer to as the Commissioner) has announced a probe into the New Jersey insurance industry and broker practices. The New Jersey Department of Banking and Insurance has established a task force which will work with the New Jersey Attorney General’s Office to look into recent allegations of bid-rigging and other sales-related insurance activities. Although we believe that these ongoing governmental investigations will not directly impact us, these investigations could lead to regulatory or legislative changes that could affect the manner in which we conduct our business or our profitability. Such investigations or a change in the regulatory environment could also impact the stock prices of companies in the insurance industry such as NAHC.

      The NAIC adopted model legislation in December 2004, implementing new disclosure requirements with respect to compensation of insurance producers. The model legislation requires that insurance producers obtain the consent of the insured and disclose to the insured, where such producers receive any compensation from the insured, the amount of compensation from the insurer. In those cases where the contingent commission is not known, producers would be required to provide a reasonable estimate of the amount and method for calculating such compensation. Producers who represent companies and do not receive compensation from the insured would have a duty to disclose that relationship in certain circumstances. The NAIC directed its task force on broker activities to give further consideration to the development of additional requirements for the model legislation, such as recognition of a fiduciary responsibility of producers, disclosure of all quotes received by a broker, and disclosures relating to agent-owned reinsurance arrangements. There can be no assurance that the model legislation or any other legislation or regulation will be adopted in New Jersey, nor can we be certain how such legislation or regulation, if adopted, would impact our operations or financial condition.

      We cannot be certain of the impact that the New Jersey Automobile Insurance Competition & Choice Act or any future legislative initiatives will have on our business and operations. The New Jersey legislature adopted the Fair Automobile Insurance Reform Act of 1990 which created a difficult insurance market environment and led to many insurers exiting or reducing their auto insurance market share in New Jersey. To curtail the rising costs of automobile insurance to consumers in New Jersey, the New Jersey legislature adopted AICRA which negatively affected the profitability of automobile insurers in New Jersey. On June 9, 2003, the Governor of New Jersey signed into law the New Jersey Automobile Insurance Competition & Choice Act, which we refer to as the AICC Act. The AICC Act was enacted to bring new competition to the New Jersey auto insurance markets and to provide consumers with choices for auto insurance. Regulatory changes adopted under this new legislation include, but are not limited to, establishing a seven-year (replacing a three-year) look-back period for an excess profits determination; phasing out the auto insurance “take all comers” requirement (which required insurers to cover virtually all applicants); increasing the annual “expedited” rate filing statewide average rate change maximum from 3% to 7%; requiring insurers to provide three premium scenarios illustrating the effect of different coverage choices to new applicants; establishing the Special Automobile Insurance Policy for low income individuals; and establishing an Insurance Fraud Detection Reward Program to assist in the prosecution of insurance frauds and permit enhanced cancellation of policies due to frauds. We cannot be certain how these legislative changes or future legislative changes will affect our operations, nor can we be sure whether any additional legislation would reverse the effect of the AICC Act. The impact of these legislative changes and additional legislative changes, if any, could reduce our profitability and limit our ability to grow our business.

      We are subject to the New Jersey “excess profits” requirements which require us to refund or credit “excess profits” to our policyholders. Each insurer in New Jersey is required to file an annual report which includes a calculation of statutory profits on private passenger automobile business. If the insurer has excess statutory profits as determined by a prescribed formula, the insurer is required to submit a plan for the approval of the Commissioner to refund or credit the excess profits to policyholders. Prior to the AICC Act, the calculation of statutory profits was based on the three-year period immediately prior to the report, and the amount of actuarial gain an insurer could report without being considered to have excess profits was limited to 2.5% of its earned premium, with actuarial gain defined as underwriting income minus 3.5% of earned premium. The AICC Act extended the time period for the calculation of statutory profits from three years to seven years to take into account market fluctuations over a longer period of time. The AICC Act also changed the basis for determining actuarial gain from earned premium to policyholder surplus. The term actuarial gain now means underwriting income minus an allowance for profit and contingencies (which shall not exceed 12% of policyholder surplus). As of December 31, 2003, we did not exceed the excess profit threshold in respect of any prior lookback period. The Commissioner is authorized to adjust this percentage no less frequently than biennially.

      We are subject to New Jersey’s “Take All Comers” requirements and unless we are able to maintain our exemption in the rating territories in which we are currently exempt, we would not be permitted to refuse to issue policies in those rating territories to certain applicants which could negatively impact our underwriting results. Since 1992, with very few exceptions, auto insurers were not permitted to refuse coverage to an eligible applicant. Under this “take all comers” requirement, insurers could not refuse to issue a policy to an applicant who was deemed to be eligible in that the applicant had not been convicted of serious motor vehicle infractions such as driving while intoxicated or vehicular homicide in the past three years. The AICC Act phases out the “take all comers” requirement over five years, to become inoperative on January 1, 2009. Also, the AICC Act provides for an exemption from the “take all comers” requirement for insurers that increase their private passenger auto insurance non-fleet exposures by certain amounts. The exemption criteria are applied every six months to determine if the insurer remains exempt. Insurers that increased their private passenger auto insurance non-fleet exposures by 5% in a rating territory during the one-year period ending on January 1, 2004 are exempt from the “take all comers” requirement in that rating territory for the subsequent six-month period, at which time the 5% standard is applied to determine if the insurer remains exempt. Insurers that increase their private passenger auto insurance non-fleet exposures by the following amounts in a rating territory will also be exempt from the “take all comers” requirement in that rating territory, subject to review every six months: 4% in the one-year period ending January 1, 2005, 3% in the one-year period ending January 1, 2006, 2% in the one-year period ending January 1, 2007, and 1% in the one-year period ending January 1, 2008.

      As of the date of this prospectus, the New Jersey Department of Banking and Insurance has approved Proformance’s exemption from the “take all comers” provision in 11 of the 27 rating territories as Proformance has satisfied the foregoing criteria. There can be no assurance that Proformance will continue to satisfy these criteria and maintain its exemption in those rating territories in the future. In the event that it fails to meet the exemption criteria, Proformance will be subject to the “take all comers” requirement in those rating territories until it again satisfies the exemption criteria or until the “take all comers” requirement expires on January 1, 2009, which could have a negative effect on our underwriting results. In addition, in the event that the market share of applicants eligible to participate in New Jersey’s Personal Automobile Insurance Plan (which we refer to as PAIP) exceeds 10% of the total New Jersey auto insurance market share, Proformance’s exemptions in those rating territories would cease and it would be subject to the “take all comers” requirement, which could have a negative effect on our underwriting results.

      We are subject to New Jersey’s “urban enterprise zone” requirements. Unless we write enough business in designated “urban enterprise zones,” we may be assigned business in those zones by the State of New Jersey which could negatively impact our underwriting results. New Jersey law requires auto insurers to have the same proportionate share of business in designated “urban enterprise zones” across the state as is equal to their proportionate share of the auto insurance market in the state as a whole. If an insurer does not achieve its minimum requirements, it may be assigned business by the state to fill such requirements, which business tends to be unprofitable. Proformance currently satisfies its requirements in each urban enterprise zone primarily as a result of voluntary writings and the influx of policies from our replacement carrier transactions. There can be no assurance that Proformance will continue to satisfy its requirements in the future, in which case it may be assigned business by the state, which could have a negative effect on our underwriting results.

      Because we are unable to predict with certainty changes in the political, economic or regulatory environments in New Jersey in the future, there can be no assurance that existing insurance-related laws and regulations will not become more restrictive in the future or that new restrictive laws or regulations will not be enacted and, therefore, it is not possible to predict the potential effects of these laws and regulations on us. See “Business — Supervision and Regulation.”

The continued threat of terrorism and ongoing military and other actions may result in decreases in our net income, revenue and assets under management and may adversely affect our investment portfolio.

      The continued threat of terrorism, both within the United States and abroad, and the ongoing military and other actions and heightened security measures in response to these types of threats, may cause significant volatility and declines in the equity markets in the United States, Europe and elsewhere, loss of life, property damage, additional disruptions to commerce and reduced economic activity. Actual terrorist attacks could cause losses from insurance claims related to the property and casualty insurance operations of Proformance, as well as a decrease in Proformance’s surplus and net income and our consolidated shareholders’ equity, net income and/or revenue. The Terrorism Risk Insurance Act of 2002 requires that some coverage for terrorist acts be offered by primary property and casualty insurers such as Proformance and provides federal assistance for recovery of claims through 2005.

      In addition, some of the assets in our investment portfolio may be adversely affected by declines in the equity markets and economic activity caused by the continued threat of terrorism, ongoing military and other actions and heightened security measures. The assets in our equity portfolio that we believe may be adversely affected based on threats of terrorism and increased security measures are comprised principally of equity securities of companies in the energy, insurance and transportation sectors. As of December 31, 2003, our equity portfolio had a current market value of $8,593,084. The equity portfolio constituted approximately 5.0% of our total investment portfolio at that date. Within the equity portfolio, the market value of our energy stocks was $673,260 and constituted 0.4% of the total investment portfolio. The market value of our insurance stocks was $678,095 and constituted 0.4% of the total investment portfolio. The market value of our transportation stocks was $118,250 and constituted 0.1% of the total investment portfolio. The total exposure as it related to the total investment portfolio was 0.9% at that date.

      As of September 30, 2004, our equity portfolio had a current market value of $11,326,375. The equity portfolio constituted approximately 5.3% of our total investment portfolio at that date. Within the equity portfolio, the market value of our energy stocks was $668,720 and constituted 0.3% of the total investment portfolio. The market value of our insurance stocks was $264,480 and constituted 0.1% of the total investment portfolio. The market value of our transportation stocks was $801,100 and constituted 0.4% of the total investment portfolio. The total exposure as it related to the total investment portfolio was 0.8% at that date.

      We cannot predict at this time whether and the extent to which industry sectors in which we maintain investments may suffer losses as a result of potential decreased commercial and economic activity, or how any such decrease might impact the ability of companies within the affected industry sectors to pay interest or principal on their securities, or how the value of any underlying collateral might be affected.

      We cannot assure you that the threats of future terrorist-like events in the United States and abroad or military actions by the United States will not have a material adverse effect on our business, financial condition or results of operations.

Changes in insurance industry practices and regulatory, judicial and consumer conditions and class action litigation are continually emerging in the automobile insurance industry, and these new issues could adversely impact our revenues or our methods of doing business.

      As automobile insurance industry practices and regulatory, judicial and consumer conditions change, unexpected and unintended issues related to pricing, claims, coverages, financing and business practices may emerge. The resolution and implication of these issues can have an adverse effect on our business by changing the way we price our products, by extending coverage beyond our underwriting intent, or by increasing the size of claims. For example, one emerging issue in New Jersey relates to the judicial interpretation of New Jersey’s no-fault and uninsured motorist statutes. Since we have underwritten and priced our products based on current judicial interpretations of New Jersey’s no-fault and uninsured motorist statute, any changes in the judicial interpretations may be inconsistent with our underwriting and pricing assumptions which could cause us to incur more losses than we anticipated on those products.

      Recent court decisions and legislative activity may increase our exposure for litigation claims. In some cases, substantial non-economic, treble or punitive damages may be sought. The loss of even one claim, if it results in a significant punitive damages award, could significantly worsen our financial condition or results of operations. This risk of potential liability may make reasonable settlements of claims more difficult to obtain.

Risks Related to Our Common Stock

We have principal shareholders who have the ability to exert significant influence over our operations, including controlling the election of directors.

      Prior to this offering, James V. Gorman beneficially owned approximately 30.4% of the total outstanding common stock of NAHC on a fully diluted basis. After this offering, Mr. Gorman will own approximately 14.7% of the total outstanding common stock (all of which will be voting common stock) of NAHC on a fully diluted basis. Mr. Gorman is not selling shares of our common stock in this offering. Mr. Gorman is also Chairman of the Board of Directors and Chief Executive Officer of NAHC and Proformance. Until such time as Mr. Gorman sells or disposes all or most of the common stock he holds, he would have the ability to exert significant influence over our policies and affairs, including election of our directors and significant corporation transactions. Mr. Gorman’s interests may differ from the interests of our other shareholders, including those who purchase shares in this offering. In addition, OCIC, the selling shareholder in this offering, beneficially owns approximately 15.5% of the total outstanding common stock of NAHC on a fully diluted basis. After this offering, OCIC will own approximately 1.7% of the total outstanding common stock (all of which will be voting common stock) of NAHC on a fully diluted basis. Until such time as OCIC sells or disposes all or most of the common stock it holds, it would have the ability to exert significant influence over our policies and affairs. OCIC’s interests may differ from the interests of our other stockholders, including those who purchase shares in this offering.

As a holding company, NAHC is dependent on the results of operations of its operating subsidiaries, particularly Proformance, and the ability of Proformance to pay a dividend to us is limited by the insurance laws and regulations of New Jersey.

      NAHC is a company and a legal entity separate and distinct from its subsidiaries, including Proformance. As a holding company without significant operations of its own, the principal sources of NAHC’s funds are dividends and other distributions from its subsidiaries. Our rights, and consequently your rights as shareholders, to participate in any distribution of assets of Proformance are subject to prior claims of policyholders, creditors and preferred shareholders, if any, of Proformance. Consequently, our ability to pay debts, expenses and cash dividends to our shareholders may be limited.

      The payment of dividends and other distributions to NAHC by Proformance is regulated by New Jersey insurance law and regulations. In general, dividends in excess of prescribed limits are deemed “extraordinary” and require prior insurance regulatory approval. See “Business — Supervision and Regulation — Insurance Regulation Concerning Dividends.” Under New Jersey law, an insurer may pay dividends that are not considered extraordinary only from its unassigned surplus, also known as its earned surplus. As of the date of this prospectus, Proformance is not permitted to pay any dividends without the approval of the Commissioner as it has negative unassigned surplus as a result of the historical underwriting losses generated by Proformance. Pursuant to statutory accounting principles, net income or loss from operations flows through the line item entitled “unassigned surplus funds” on Proformance’s statutory surplus statement. Proformance has negative unassigned surplus funds due to historical underwriting losses generated by Proformance, which have created a negative balance in this account.

      We believe that the current level of cash flow from operations provides us with sufficient liquidity to meet our operating needs over the next 12 months. We expect to be able to continue to meet our operating needs after the next 12 months from internally generated funds. Since our ability to meet our obligations in the long term (beyond such 12-month period) is dependent upon such factors as market changes, insurance regulatory changes and economic conditions, we can give you no assurance that the available net cash flow will be sufficient to meet our operating needs.

There are anti-takeover provisions contained in our organizational documents and in laws of the State of New Jersey that could delay or impede the removal of our directors and management and could make a merger, tender offer or proxy contest involving us more difficult, or could discourage a third party from attempting to acquire control of us, even if such a transaction were beneficial to the interest of our shareholders.

      Our organizational documents and the New Jersey Business Corporation Act contain certain provisions that could delay or impede the removal of directors and management and could make a merger, tender offer or proxy contest involving us more difficult, or could discourage a third party from attempting to acquire control of us, even if such a transaction were beneficial to the interest of our shareholders. Our organizational documents have authorized 10,000,000 shares of preferred stock, which we could issue without further shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as our board of directors may determine. The issuance of preferred stock may have the effect of delaying or preventing a change of control. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our best interests, our board of directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. Such preferred stock could also have the right to vote separately as a class with respect to a merger, takeover or other significant corporate transactions. We have no current plans to issue any preferred stock. In addition, our organizational documents provide for a classified board of directors with staggered terms, provide that directors may be removed only for “cause”, prohibit shareholders from taking action by written consent, prohibit shareholders from calling a special meeting of shareholders and require advance notice of nominations for election to the board of directors or for proposing business that can be acted upon by shareholders. These provisions could delay or impede the removal of directors and management and could make a merger, tender offer or proxy contest involving us more difficult.

      We are also subject to Section 14A:10A-4 of the New Jersey Shareholders Protection Act, which we refer to as the Protection Act, which prohibits certain New Jersey corporations from engaging in business combinations (including mergers, consolidations, significant asset dispositions and certain stock issuances) with any “interested shareholder” (defined to include, among others, any person that becomes a beneficial owner of 10% or more of the affected corporation’s voting power) for five years after such person becomes an interested shareholder, unless the business combination is approved by the board of directors of the corporation prior to the date the shareholder became an interested shareholder. In addition, Section 14A:10A-5 of the Protection Act prohibits any business combination at any time with an interested shareholder other than a transaction (i) that is approved by the board of directors of the corporation prior to the date the interested shareholder became an interested shareholder, or (ii) that is approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by the interested shareholder, or (iii) in which the corporation’s common shareholders receive payment for their shares that meets certain “fair price” standards prescribed in the statute. These provisions could have the effect of delaying, deferring or preventing a change in control of us and prevent our shareholders from receiving the benefit of any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

      New Jersey insurance laws prohibit any person from acquiring control of us, and thus indirect control of Proformance, without the prior approval of the Commissioner. Control is presumed to exist when any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing 10% or more of our outstanding voting stock. Even persons who do not acquire beneficial ownership of more than 10% of the outstanding shares of our voting stock may be deemed to have acquired such control if the Commissioner determines that such control exists in fact. Therefore, any person seeking to acquire a controlling interest in us would face regulatory obstacles which could delay, deter or prevent an acquisition that shareholders might consider in their best interests.

We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.

      Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. Our additional needs for capital will depend on our actual claims experience, especially with respect to any catastrophic events.

      It is our objective to maintain sufficient capital so that Proformance will have a ratio of direct written premiums to statutory surplus of no more than 3 to 1. As of December 31, 2003, the ratio was 2.80 to 1. We believe that the current level of cash flow from operations, as well as the net proceeds from this offering, provides us with sufficient capital to maintain this ratio and to satisfy our operating needs over the next 12 months. We expect to be able to continue to meet these capital needs after the next 12 months from internally generated funds. Since our ability to meet our obligations in the long term (beyond such 12-month period) is dependent upon such factors as market changes, insurance regulatory changes and economic conditions, we can give you no assurance that the available net cash flow will be sufficient to meet these needs. We may need to raise additional capital through equity or debt financing. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our shareholders could result, and in any case such securities may have rights, preferences and privileges that are senior to those of the shares offered pursuant to this prospectus. If we cannot obtain adequate capital on favorable terms or at all, we could be forced to curtail our growth or reduce our assets.

Future sales of shares of our common stock by our existing shareholders, officers or employees in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our stock.

      James V. Gorman currently owns approximately 30.4% of the total outstanding common stock of NAHC on a fully diluted basis. Mr. Gorman is not selling shares of our common stock in this offering. The Ohio Casualty Insurance Company, which we refer to as OCIC, the selling shareholder in this offering, currently owns approximately 15.5% of the total outstanding common stock of NAHC on a fully diluted basis. OCIC is selling a significant amount, but not all, of its shares in this offering. Metropolitan Property and Casualty Insurance Company, which we refer to as Met P&C, currently owns approximately 7.7% of the total outstanding common stock of NAHC on a fully diluted basis. Met P&C is not selling shares in this offering. After the offering, Mr. Gorman, OCIC and Met P&C will own approximately

14.7%, 1.7% and 3.7%, respectively, of the common stock of NAHC (all of which will be voting stock) on a fully diluted basis, assuming the underwriters do not exercise their over-allotment option.

      No prediction can be made as to the effect, if any, that future sales of shares by our existing shareholders, or the availability of shares for future sale, will have on the prevailing market price of our common stock from time to time. For instance, following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act of 1933, as amended, which we refer to as the Securities Act, to register shares of our common stock issued or reserved for issuance under our 2004 Stock and Incentive Plan. Subject to the exercise of issued and outstanding options, shares registered under the registration statement on Form S-8 will be available for sale into the public markets unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below.

      Our officers and directors, including Mr. Gorman, and all of our shareholders, including OCIC and Met P&C have agreed, subject to specified exceptions, not to dispose of or pledge any shares of our common stock or any securities convertible into or exchangeable for our common stock without the prior written consent of Citigroup Global Markets Inc. during the period of 180 days following the date of this prospectus. Citigroup has informed us that in its sole discretion it may release any of the securities subject to these lock-up agreements at any time without notice. Citigroup Global Markets Inc. has informed us that it has no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case by case basis. Citigroup has further informed us that factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of the company. In addition, those persons who purchase our common stock through the directed share program discussed later in this prospectus have agreed not to sell their shares without the prior written consent of Citigroup Global Markets Inc. during the period of 180 days following the date of this prospectus, which lock-up will not be waived for any sales during the first 90 days of the lock-up period. See “Underwriting.”

      On July 10, 2004, we entered into an agreement with the selling shareholder, OCIC, and Ohio Casualty of New Jersey, which we refer to as OCNJ, pursuant to which we agreed, among other things, that following the expiration of the 180-day lock-up period discussed above, we will use commercially reasonable efforts to facilitate a secondary public offering by OCIC of the shares of NAHC common stock owned by OCIC which are not sold as part of this offering. In addition, subject to certain exceptions, we have granted OCIC the right, on three occasions following the expiration of the 180-day lock-up period relating to this offering, to demand that we file a registration statement with respect to the resale by OCIC of any shares of NAHC common stock owned by OCIC which are not sold as part of this offering. See “Business — Recent Transactions — Ohio Casualty Replacement Carrier Transaction.”

      Sales of substantial amounts of our common stock in the public market by our existing shareholders, including by OCIC in the secondary offering, if consummated, or pursuant to OCIC’s exercise of its demand registration rights or the possibility or perception that such sales could occur, could cause the prevailing market prices for our common stock to decrease. If such sales reduce the market price of our common stock, our ability to raise additional capital in the equity markets may be adversely affected.

Because there has been no prior public market for our common stock, there can be no assurance that a public market will develop.

      Prior to this offering, there has been no public market for our common stock and there can be no assurance that an active trading market will develop and continue upon completion of this offering or that the market price for our common stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations between us and the underwriters. The initial public offering price of our common stock will be based on numerous factors and may not be indicative of the market price for our common stock after the initial public offering. Among the factors considered in determining the initial public offering price will be our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

Because we do not intend to pay dividends, you will not receive funds without selling shares and you will only see a return on your investment if the value of the shares appreciates.

      We have never declared or paid any cash dividends on our capital stock and do not intend to pay cash dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. In addition, our ability to pay dividends is dependent upon, among other things, the availability of dividends from our subsidiaries, including Proformance. The ability of Proformance to pay dividends to us is restricted by New Jersey insurance law. See “Business — Supervision and Regulation.” As of the date of this prospectus, Proformance is not permitted to pay any dividends without the approval of the Commissioner. Accordingly, since we do not anticipate paying dividends, you will only see a return on your investment if the value of the shares appreciates. We cannot assure that you will receive a return on your investment when you sell your shares or that you will not lose all or part of your investment.

As a new investor, you will incur immediate and substantial dilution as a result of this offering.

      The initial public offering price per share is higher than our net tangible book value per share. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution of their investment because these investors will pay a per share price that exceeds the value of our assets after subtracting our liabilities on a per share basis and will contribute 83.6% of the total consideration paid by all of our shareholders, including those purchasing shares in this offering, but will only own 54.8% of our shares outstanding. Based upon the issuance and sale of 5,985,000 shares of common stock at an assumed initial public offering price of $           per share (the midpoint of the price range set forth on the cover page of this prospectus), investors will incur immediate dilution of approximately $          in the net tangible book value per share purchased in this offering. See “Dilution.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

      Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may include forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to the insurance sector in general and us specifically. Statements which include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise. These forward-looking statements may include, among other things:

•	statements and assumptions relating to future growth, earnings, earnings per share and other financial performance measures, as well as management’s short-term and long-term performance goals;

•	statements relating to the anticipated effects on results of operations or financial condition from recent and expected developments or events;

•	statements relating to our business and growth strategies; and

•	any other statements or assumptions that are not historical facts.

      All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under “Risk Factors” above. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

      The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any statements we make in connection with this offering.

USE OF PROCEEDS

      We estimate that our net proceeds from this offering will be approximately $           million, based on an assumed initial public offering price of $           per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and estimated offering expenses we must pay in connection with this offering. If the underwriters exercise in full their over-allotment option, we estimate that our net proceeds from this offering will be approximately $           million.

      We intend to use the proceeds from this offering to increase the policyholders’ surplus of Proformance by approximately $           million. In addition, we intend to increase the capital of the other operating subsidiaries by approximately $           million to facilitate the execution of their business plans. The remainder of the capital raised in this offering we intend to utilize for general corporate purposes, including but not limited to possible additional increases to the capitalization of the existing subsidiaries.

      We will not receive any proceeds from the sale of shares of common stock by the selling shareholder in this offering.

CAPITALIZATION

      The following table sets forth our capitalization at September 30, 2004 on an actual basis and as adjusted to give effect to the offering contemplated by this prospectus, based upon an assumed initial public offering price of $           per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and estimated offering expenses we must pay and assuming that the underwriters’ over-allotment option is not exercised.

      This table should be read in conjunction with the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of September 30, 2004

	Actual	As Adjusted

	($ in thousands)
Debt	$0		$0
Shareholders’ equity:
Common stock, Class A, no par value (4,300,000 shares authorized and 2,747,743 shares issued and outstanding; no shares issued or outstanding, as adjusted)	$3,002		$—
Common stock, Class B, no par value (4,300,000 shares authorized and 2,194,247 shares issued and outstanding; no shares issued or outstanding, as adjusted)	28,618		—
Common stock, no par value (no shares authorized, issued or outstanding; 50,000,000 shares authorized and 10,926,990 shares issued and outstanding, as adjusted)(1)(2)	—
Retained earnings	28,714		28,714
Accumulated other comprehensive income	320		320

Total shareholders’ equity	$60,654	$

Total capitalization	$60,654	$

(1)	Prior to the consummation of this offering, all of our outstanding Class A and Class B common stock was converted into one class of voting common stock.

(2)	Amount excludes 672,950 shares issuable upon exercise of stock options outstanding as of September 30, 2004, all of which become fully vested and exercisable upon consummation of this offering at a weighted average exercise price of $2.06 per share (which options may or may not be exercised upon consummation of this offering). Amount excludes 1,000,000 shares reserved for issuance pursuant to our 2004 Stock and Incentive Plan.

DILUTION

      At September 30, 2004, our net tangible book value was approximately $49.3 million, or $9.97 per share of common stock. As used below, our net tangible book value per share of common stock represents shareholders’ equity divided by the number of shares of common stock outstanding. After giving effect to the issuance of shares of our common stock (at an assumed initial public offering price of $           per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses we must pay and assuming that the underwriters’ over-allotment option is not exercised), and the application of the estimated net proceeds therefrom, as set forth in “Use of Proceeds,” our net tangible book value as of September 30, 2004, would have been $           million, or $           per share of common stock. This amount represents an immediate increase of $           per share of common stock to the existing shareholders and an immediate dilution of $           per share of common stock issued to the new investors purchasing stock offered hereby at the initial public offering price. The following table illustrates this per share accretion:

Initial public offering price per share of common stock			$
Net tangible book value per share of common stock before the offering		$9.97
Increase attributable to the offering	$
Net tangible book value per share of common stock after the offering			$

Dilution per share of common stock to new investors after the offering			$

      The following table sets forth the number of our shares of common stock issued, the total consideration paid and the average price per share of common stock paid by all existing shareholders and new investors purchasing shares in the offering, after giving effect to the issuance of 5,985,000 shares of common stock in the offering at an assumed initial public offering price of $           per share (after deducting estimated underwriting discounts and estimated offering expenses we must pay and assuming that the underwriters’ over-allotment option is not exercised).

	Shares Issued		Total Consideration			Average
						Price Per
	Number	Percent	Amount		Percent	Share

Existing shareholders	4,941,990	45.2%		$17,659,506	%	$3.57
New investors	5,985,000	54.8

Total	10,926,990	100.0%	$		100.0%	$

      If the underwriters exercise their over-allotment option in full, the percentage of shares held by existing shareholders will decrease to 41.8% of the total shares outstanding, and the number of shares held by new investors will increase to 6,882,750, or 58.2% of the total outstanding shares.

      The table does not give effect to the exercise of any options outstanding as of September 30, 2004. As of September 30, 2004, there were options outstanding to purchase 672,950 shares of common stock at a weighted exercise price of $2.06 per share. To the extent any of these options are exercised, there will be further dilution to new investors.

DIVIDEND POLICY

      We intend to retain all future earnings to fund the development and growth of our business. Although we paid a 5% stock dividend on our common stock in 1997, we have never paid cash dividends in the past and do not intend to pay any cash dividends on our common stock in the foreseeable future.

      Any payment of dividends will be at the discretion of our board of directors. Our ability to pay dividends is dependent upon, among other things, the availability of dividends from our subsidiaries, including our insurance subsidiaries, Proformance and Mayfair. The ability of Proformance to pay dividends to us is restricted by New Jersey insurance law. As of the date of this prospectus, Proformance is not permitted to pay any dividends without the approval of the Commissioner as it has negative unassigned surplus as a result of the impact of its replacement carrier transactions. In addition, the payment of dividends and other distributions by Mayfair is regulated by Bermuda insurance law and regulations. See “Business — Supervision and Regulation.”

SELECTED HISTORICAL FINANCIAL DATA

      The following tables set forth our selected historical financial data as of and for each of the five years ended December 31, 2003 and as of and for the nine months ended September 30, 2004 and 2003. We derived the data as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, from our consolidated financial statements that have been subject to audit and are included elsewhere in this prospectus. We derived the data as of December 31, 2001, 2000 and 1999, and for the years ended December 31, 2000 and 1999, from our consolidated financial statements that have been subject to audit and are not included in this prospectus. We derived the data as of September 30, 2004, and for the nine months ended September 30, 2004, from our consolidated financial statements that have been subject to audit and are included in this prospectus. The selected historical income statement data for the nine months ended September 30, 2003, and the selected historical consolidated balance sheet data as of September 30, 2003, have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In the opinion of our management, the unaudited financial data as of and for the nine months ended September 30, 2003 presented in the tables below reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations as of the dates and for the periods indicated. Results for the interim periods are not necessarily indicative of results to be expected for the entire year.

      We have prepared the selected historical consolidated financial data, other than the statutory data, in conformity with GAAP. We have derived the statutory data from the annual statements of our insurance subsidiary, Proformance, filed with the New Jersey Department of Banking and Insurance prepared in accordance with statutory accounting practices, which vary in certain respects from GAAP.

      The selected historical financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)	(Restated(8))
	($ in thousands, except per share data)
Income Statement Data:
Direct written premiums(1)	$40,180	$43,646	$49,757	$114,624	$163,179	$120,612	$154,797
Net written premiums(1)	21,707	23,235	25,499	110,626	147,045	105,444	140,797
Net earned premiums(1)	21,400	21,808	25,432	75,654	143,156	103,383	131,048
Replacement carrier revenue from related party(2)	—	—	—	21,683	13,298	5,917	9,530
Replacement carrier revenue from unrelated party	—	—	—	—	661	—	2,625
Investment income	1,089	1,167	1,085	1,593	4,258	2,755	4,961
Net realized investment gains (losses)	111	504	346	(55)	1,373	1,432	1,182
Other income	112	318	212	564	929	1,093	1,255

Total income	22,713	23,797	27,075	99,439	163,675	114,580	150,601
Losses and loss adjustment expenses(3)	16,708	20,145	28,338	69,491	108,123	78,127	102,359
Acquisition Expenses	4,499	6,644	5,523	14,887	25,547	15,792	26,394
Other operating and general expenses	3,877	4,018	3,684	3,605	992	836	6,467

Total expenses	25,084	30,807	37,545	87,983	134,662	94,755	135,220
Income (loss) before income taxes	(2,371)	(7,010)	(10,470)	11,456	29,013	19,825	15,382
Income tax expense (benefit)	(927)	(1,325)	(3,606)	2,822	9,945	6,741	5,137

Net income (loss)(6)	$(1,444)	$(5,685)	$(6,864)	$8,634	$19,068	$13,084	$10,245

Basic Earnings per Share	$(0.42)	$(1.61)	$(1.93)	$1.96	$4.29	$2.96	$2.07
Diluted Earnings per Share	$(0.42)	$(1.61)	$(1.93)	$1.74	$3.77	$2.60	$1.82

						As of and for the
						Nine Months Ended
	As of and for the Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)	(Restated(8))
			($ in thousands)
Balance Sheet Data:
Total cash & investments	$20,771	$25,821	$22,853	$92,352	$179,696	$155,532	$240,841
Total assets	56,995	66,586	78,260	161,184	266,748	229,601	326,198
Losses and loss adjustment expenses reserves	27,055	37,350	56,733	85,472	134,201	122,282	176,090
Debt(4)	4,900	5,790	5,683	—	—	—	—

Total liabilities	$48,852	$64,379	$82,276	$143,050	$216,961	$197,946	$265,544
Total shareholders’ equity(5)(6)	$8,132	$2,207	$(4,015)	$18,134	$49,787	$31,655	$60,654
Statutory Data(7):
Policyholders’ surplus (at period end)	$9,039	$6,007	$7,640	$37,107	$58,245	$39,755	$52,263
Loss ratio(3)	78.1%	92.4%	111.4%	91.8%	75.5%	78.7%	84.7%
Expense ratio(3)	26.8	33.2	28.6	20.8	19.6	21.2	22.6

Combined ratio(3)	104.9%	125.6%	140.0%	112.6%	95.1%	99.9%	107.3%

(1)	The primary driver for a significant portion of our growth from 2002 through 2003 was an agreement entered into on December 18, 2001 with OCIC and OCNJ, to become a replacement carrier pursuant to which OCNJ would transfer to Proformance the obligation to offer renewals for all of OCNJ’s New Jersey private passenger automobile business effective March 18, 2002. Primarily as a result of this transaction our direct written premiums, net written premiums and net earned premiums increased from $49.8 million, $25.5 million and $25.4 million, respectively, for the year ended December 31, 2001, to $163.2 million, $147.0 million and $143.2 million, respectively, for the year ended December 31, 2003. In addition total assets, losses and loss adjustment expense reserves, as well as total shareholders’ equity, increased from $78.3 million, $56.7 million and $(4.0) million, respectively as of December 31, 2001 to $266.7 million, $134.2 million and $49.8 million, respectively as of December 31, 2003. See “Business — Recent Transactions.”

(2)	We recorded replacement carrier revenue related to the OCIC agreement referred to above in the amount of $21.7 million and $12.7 million for the years ended December 31, 2002 and 2003, respectively which contributed to increasing total shareholders’ equity from $(4.0) million as of December 31, 2001 to $49.8 million for the year ended December 31, 2003. See “Business — Recent Transactions.”

(3)	The loss ratio, when calculated on a statutory basis, is the ratio of losses and loss adjustment expenses to net earned premiums. The expense ratio, when calculated on a statutory accounting basis, is the ratio of underwriting expenses to net written premiums. The expense ratio, when calculated on a GAAP basis, differs from the statutory method specifically as it related to policy acquisition expenses. Policy acquisition expenses are expensed as incurred under the statutory accounting method. However, for GAAP, policy acquisition expenses are deferred and amortized over the period in which the related premiums are earned. The combined ratio is the sum of the loss ratio and the expense ratio. Management considers the statutory methods for calculating the loss, expense and combined ratios to compare our performance to benchmarks used by rating agencies and regulatory bodies that monitor the insurance industry.

(4)	In 1997, we entered into two separate loan agreements. In March of 2002, one of the loans was paid in full and in December of 2002 the remaining loan was paid in full.

(5)	On October 21, 2003 and December 8, 2003, respectively, we entered into two additional replacement carrier agreements with Sentry Insurance and Met P&C, whereby we agreed to become the replacement carrier for the personal lines business of each entity in New Jersey. We received $0.9 million and have received an additional $2.6 million in 2004 from Sentry Insurance, $2.8 million of which has been recorded as deferred revenue as of December 31, 2003 and $0.7 million recorded as replacement carrier revenue for the year ended December 31, 2003. We received $20.1 million ($9.5 million recorded as deferred revenue as of December 31, 2003, $0.6 million recorded as replacement carrier revenue from a related party for the year ended December 31, 2003, and $10.0 million in the form of a capital contribution) from Met P&C. In connection with these transactions we recorded $12.1 million of replacement carrier transaction revenue for the nine months ended September 30, 2004 as we continued the process of fulfilling our obligations under the terms of each of these respective contracts. See “Business — Recent Transactions.”

(6)	In connection with the financial reporting as of and for the year ended December 31, 2001, certain adjustments were made to reduce net income and shareholder’s equity as of January 1, 2001 by $1.0 million. The selected historical financial information presented as of and for the year ended December 31, 2000 has been adjusted accordingly to reflect the impact of such adjustments from that which was derived from our consolidated financial statements that had been subject to audit by Arthur Andersen LLP.

(7)	As set forth in Note 12 to our consolidated financial statements, subsequent to the filing of Proformance’s statutory annual statements for the year ended December 31, 2003, management identified certain adjustments which, if known at the time, would have impacted the amounts as previously filed. Such amounts would have reduced statutory surplus by $1.2 million, $12.3 million and $4.9 million at December 31, 2003, 2002 and 2001, respectively. In accordance with statutory reporting requirements, these corrections will be reported as an opening surplus adjustment in the 2004 statutory filing.

(8)	For details specific to the restatement, see Note 18 to our consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the consolidated financial statements and the accompanying notes that appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.” As discussed in Note 18 to our consolidated financial statements, the consolidated financial statements as of and for the nine-month period ended September 30, 2004 have been restated. This Management’s Discussion and Analysis of Financial Condition and Results of Operations gives effect to such restatement adjustments.

Overview

      We are a provider of personal lines property and casualty insurance, predominantly automobile insurance, in the State of New Jersey. We have been able to capitalize upon what we consider an attractive opportunity in the New Jersey insurance market through:

•	our extensive knowledge of the New Jersey insurance market and regulatory environment;

•	our business model that requires many of our independent agents to retain an ownership stake in our company;

•	our packaged product that offers auto, homeowners and other personal lines coverage; and

•	our insurance related services businesses.

      As of December 31, 2003, our insurance subsidiary, Proformance Insurance Company, was the tenth largest and the fastest growing provider of private passenger auto insurance in New Jersey, based on direct written premiums of companies writing more than $5 million of premiums annually over the past three years, according to A.M. Best. From 1999 through 2003, we experienced a 42.0% compound annual growth rate, as our direct written premiums for all lines of business we write, including homeowners and commercial lines, increased from $40.2 million in 1999 to $163.2 million in 2003. As of September 30, 2004, our shareholders’ equity was $60.7 million, up from shareholders’ equity of $8.1 million as of December 31, 1999, reflecting a 52.8% compound annual growth rate.

      We manage and report our business as a single segment based upon several factors. Historically, on average, in excess of 90% of our total consolidated revenues were generated by Proformance. In addition, all of our businesses have similar economic characteristics, the nature of their product and services is similar, and they share the same customer base, production processes and distribution system. In addition, they operate and conduct business in similar regulatory environments.

      As a densely populated state, a coastal state, and a state where automobile insurance has historically been prominent in local politics, New Jersey has historically presented a challenging underwriting environment for automobile and homeowners insurance coverage.

      As a result of New Jersey’s “take all comers” requirement, we are obligated to underwrite a broad spectrum of personal automobile insurance risks. To address this potential problem, since 1998 Proformance has utilized a tiered rating system to price its policies which includes five (5) rating tiers which are based upon the driving records of the policyholders. The purpose of the rating tiers is to modify the premiums to be charged for each insured vehicle on the personal automobile policy so that the premiums charged accurately reflect the underwriting exposures presented to Proformance. As of September 30, 2004, the rating tier modifiers and the distribution of risks within the tiers were as follows:

	Premium
	Modifications	Percent of
Tier Designation	Factor	Total Vehicles

Tier A	0.88	24.3%
Tier One	1.00	50.6%
Tier Two	1.70	20.9%
Tier Three	2.25	2.3%
Tier Four	2.60	1.9%

      Proformance applies the modification factor to each tier to produce a consistent loss ratio across all tiers. Proformance does not segregate its loss reserves by tier, but rather by line of business. Since the actual distribution of risk may vary from the distribution of risk Proformance assumed in developing the modification factors, Proformance cannot be certain that an underwriting profit will be produced collectively or in any tier.

      Our financial results may be affected by a variety of external factors that indirectly impact our premiums and/or claims expense. Such factors may include, but are not limited to:

•	the recent rise in gasoline prices may serve to decrease the number of miles driven by our policyholders and result in lower frequency of automobile claims; and

•	an evolving set of legal standards by which we are required to pay claims may result in significant variability in our loss reserves over time.

      We believe that proper recognition of emerging trends, and an active response to those trends, are essential for our business. In addition, we believe that the recent entrants to the New Jersey personal automobile insurance marketplace, such as Mercury General and GEICO, will provide a new level of competition not previously experienced by us or by our long-term competitors, which could have a material effect on our ability to meet sales goals or maintain adequate rates for our insurance products.

      Since we operate in a coastal state and we underwrite property insurance, we are subject to catastrophic weather events which may have significant impact upon our claims expense or our ability to collect the proceeds from our third party reinsurers. We also underwrite commercial insurance business and we expect that the rate increases on those policies that we have experienced over the last three years will moderate and that rate level reductions may ensue, impacting our ability to maintain our underwriting margins on this business.

      During the prior three years, much of our premium growth and capitalization growth have resulted from our replacement carrier transactions. For the years ended December 31, 2001, 2002, 2003 and the nine months ended September 30, 2004 and 2003, we derived $0, $21.7 million, $14.0 million, $12.1 million and $5.9 million, respectively, from replacement carrier transactions, constituting 0%, 21.8%, 8.5%, 8.0% and 5.1%, respectively, of our total income. Our strategy includes entering into additional replacement carrier transactions as opportunities arise.

      As a result of these transactions, we increased the number of independent insurance agencies who are shareholders in NAHC and who, with their aggregate premium volume, provide what we believe are significant growth opportunities for us. Our strategy is to underwrite an increased share of those agencies’ business now underwritten by competing carriers. Successful execution of our intended plan will require an underwriting operation designed to attract and retain more of our agencies’ clientele, and may be affected by lower-priced competing products or enhanced sales incentive compensation plans by our competitors. These factors may require us to increase our new business acquisition expenses from the levels currently experienced to achieve significant new product sales.

      In our replacement carrier transactions, we agreed to offer replacement coverage to the subject policyholders at their next nominal policy renewal date. The policyholders are under no obligation to accept our replacement coverage offer. Policyholders who accept our replacement insurance coverage become policyholders of Proformance and enjoy the standard benefits of being a Proformance policyholder. For example, these policyholders enjoy the limitation we provide on our ability to increase annual premiums. We cannot increase the annual premiums paid by these policyholders by more than fifteen percent for three years, unless there is an event causing a change in rating characteristics, such as the occurrence of an auto accident. Those policyholders choosing not to accept the Proformance replacement insurance coverage due to rate or coverage disparities or individual consumer choice must seek replacement coverage with another carrier. Once the Proformance replacement offer has been rejected by a policyholder, Proformance has no further obligation to that policyholder.

      As a result of our replacement carrier transactions, Proformance also incurs the PAIP assignments of the ceding carrier, adjusted by PAIP for the business actually transferred to Proformance. Our replacement carrier transactions do not impact Proformance’s assignments under the Commercial Automobile Insurance

Plan (which we refer to as CAIP) as replacement carrier transactions involve personal lines business while CAIP is applicable to commercial automobile business.

      We cannot be certain we will identify possible future replacement carrier transactions with terms we view as being acceptable, or that we will be able to consummate any future replacement carrier transactions. If we do enter into future replacement carrier transactions, we cannot be certain as to the terms of those transactions. If we are unable to enter into future replacement carrier transactions on terms acceptable to us, our revenues may decline. We believe that during the current portion of the personal auto insurance cycle, which in our view is one of growth, it may be more difficult than otherwise to identify acceptable replacement carrier transactions.

Revenues

      We derive our revenues primarily from the net premiums we earn, net investment income we earn on our invested assets and revenue associated with replacement carrier transactions. Net earned premiums is the difference between the premiums we earn from the sales of insurance policies and the portion of those premiums that we cede to our reinsurers.

      The revenue we earned from replacement carrier transactions relates to the funds that we received to assume the renewal obligations of those books of business. Revenue from replacement carrier transactions are recognized pro-rata over the period that we complete our obligations under the terms of the agreement which typically relate to the renewal option period of the policyholders ranging from six months to a year, as required pursuant to the terms of the contract. Certain replacement carrier contracts require additional consideration to be paid to us based on an evaluation of the ratio of premiums written to surplus. The calculation is performed and related revenue is recognized as earned annually pursuant to the terms of the contract.

      Investment income consists of the income we earn on our fixed income portfolio and short term investments. The “other income” we earn consists of service fees charged to insureds that pay on installment plans, revenue from our contract with AT&T and commissions received by NAIA from third party business.

Expenses

      Our expenses consist primarily of three types: losses and loss adjustment expenses, including estimates for losses and loss adjustment expenses incurred during the period and changes in estimates from prior periods, less the portion of those insurance losses and loss adjustment expenses that we cede to our reinsurers; and acquisition expenses, which consist of commissions we pay our agents. See “Business — Marketing — Agent Commissions and Incentive Plans.” In addition, other acquisition expenses include premium taxes and company expenses related to the production and underwriting of insurance policies, less ceding commissions that we receive under the terms of our reinsurance contracts; and other operating and general expenses which include general and administrative expenses.

      The provision for unpaid losses and loss adjustment expenses includes individual case estimates, principally on the basis of reports received from claim adjusters employed by Proformance, for losses reported prior to the close of the year and estimates with respect to incurred but not reported losses and loss adjustment expenses, net of anticipated salvage and subrogation. The method of making such estimates and for establishing the resulting reserves is continually reviewed and updated, and adjustments resulting therefrom are reflected in current operations. The estimates are determined by management and are based upon industry data relating to loss and loss adjustment expense ratios as well as Proformance’s historical data.

      Acquisition expenses, which consist of commissions and other underwriting expenses, are costs that vary with and are directly related to the underwriting of new policies and are deferred and amortized over the period in which the related premiums are earned.

      Other operating and general expenses consist primarily of NJAIRE assessments, professional fees, depreciation and other general expenses that are not directly associated with the production of new insurance policies.

Critical Accounting Policies

      The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect amounts reported in our financial statements. As additional information becomes available, these estimates and assumptions are subject to change and thus impact amounts reported in the future. We have identified below three accounting policies that we consider to be critical due to the amount of judgment and uncertainty inherent in the application of these policies.

Loss and Loss Adjustment Expenses Reserves

      Significant periods of time can elapse between the occurrence of an insured loss, the reporting to us of that loss and our final payment of that loss. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities. Our reserves represent actuarially determined best estimates of amounts needed to pay reported and unreported losses and the expenses of investigating and paying those losses, or loss adjustment expenses. Every quarter, we review our previously established reserves and adjust them, if necessary.

      When a claim is reported, claims personnel establish a “case reserve” for the estimated amount of ultimate payment. The amount of the reserve is primarily based upon an evaluation of the type of claim involved, the circumstances surrounding each claim and the policy provisions relating to the loss. The estimate reflects informed judgment of such personnel based on general insurance reserving practices and on the experience and knowledge of the claims personnel. During the loss adjustment period, these estimates are revised as deemed necessary by our claims department based on subsequent developments and periodic reviews of the cases.

      In accordance with industry practice, we also maintain reserves for estimated losses incurred but not yet reported. Incurred but not yet reported reserves are determined in accordance with commonly accepted actuarial reserving techniques on the basis of our historical information and experience. We review and make adjustments to incurred but not yet reported reserves quarterly.

      When reviewing reserves, we analyze historical data and estimate the impact of various loss development factors, such as our historical loss experience and that of the industry, trends in claims frequency and severity, our mix of business, our claims processing procedures, legislative enactments, judicial decisions, legal developments in imposition of damages, and changes and trends in general economic conditions, including the effects of inflation. A change in any of these factors from the assumptions implicit in our estimate can cause our actual loss experience to be better or worse than our reserves, and the difference can be material. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves, because the eventual development of reserves and currently established reserves may not prove adequate in light of subsequent actual experience. To the extent that reserves are inadequate and are strengthened, the amount of such increase is treated as a charge to earnings in the period that the deficiency is recognized. To the extent that reserves are redundant and are released, the amount of the release is a credit to earnings in the period that redundancy is recognized.

      The changes we have recorded in our reserves in the past three years illustrate the uncertainty of estimating reserves. In 2003, 2002 and 2001, our reserve reviews indicated that our reserves established in prior years were lower than necessary, and so in those years we increased $0.1 million, $8.6 million and $8.9 million, respectively, of previously established reserves for losses and loss adjustment expenses. The incurred losses related to prior years of $0.1 million in 2003 included a commutation loss of $0.2 million which was offset by favorable loss development on prior accident year reserves. For the nine months ended September 30, 2004, we increased reserves for prior years (2003 and prior) by $4.1 million because the actual loss experience observed during the period was slightly higher than expected, principally in the private passenger auto liability line for the 2003 year. Notwithstanding this past experience, we cannot predict whether reserves will develop favorably or unfavorably in the future. Proformance’s reserves have shown a deficiency in every year since 1995. For further information, see “Business — Reserves.”

      The following tables and the subsequent discussion related to the tables set forth the amounts of the net reserve increases we made in 2001, 2002, 2003 and for the nine months ended September 30, 2004 by line of business and accident year.

	2001

	Personal	Commercial
Accident Year	Auto Liability	Auto Liability	Other	Total

	($ in thousands)
1995	$7	$—	$1	$8
1996	822	118	27	967
1997	722	258	18	998
1998	658	485	19	1,162
1999	1,796	513	21	2,330
2000	2,636	894	(57)	3,473

Total	$6,641	$2,268	$29	$8,938

Reserve as originally estimated				$30,014
Reserve re-estimated as of December 31, 2003				$38,952

	2002

	Personal	Commercial
Accident Year	Auto Liability	Auto Liability	Other	Total

	($ in thousands)
1995	$(1)	$(4)	$—	$(5)
1996	12	(28)	(97)	(113)
1997	197	45	355	597
1998	1,068	191	13	1,272
1999	806	144	10	959
2000	2,964	529	35	3,528
2001	2,008	359	24	2,391

Total	$7,054	$1,236	$340	$8,630

Reserve as originally estimated				$66,041
Reserve re-estimated as of December 31, 2003				$74,671

	2003

	Personal	Commercial
Accident Year	Auto Liability	Auto Liability	Other	Total

	($ in thousands)
1995	$(5)	$(2)	$—	$(7)
1996	(50)	(27)	5	(72)
1997	(250)	(70)	(4)	(324)
1998	(145)	(107)	11	(241)
1999	320	140	4	464
2000	(220)	(48)	(9)	(277)
2001	1,855	300	27	2,182
2002	(1,401)	(231)	(16)	(1,648)

Total	$104	$(45)	$18	$77

	For the Nine Months Ended September 30, 2004

	Personal	Commercial
Accident Year	Auto Liability	Auto Liability	Other	Total

	($ in thousands)
1995	$—	$—	$—	$—
1996	—	—	—	—
1997	—	—	—	—
1998	—	—	—	—
1999	—	—	—	—
2000	—	—	—	—
2001	500	—	—	500
2002	1,000	—	—	1,000
2003	2,593	—	—	2,593

Total	$4,093	$—	$—	$4,093

      We have made no changes in key assumptions to the estimates of reserves (i.e., liabilities for loss and loss adjustment expenses) since September 30, 2004. Changes in reserve estimates evolved over a period of time and we made reserve adjustments in the period that we considered factors to represent reliable trends on which to base such adjustments.

      Changes in reserve estimates since 2001 are primarily the result of the following key factors:

•	Higher than expected medical costs in the 1999-2001 period impacted both the Personal Injury Protection (which we refer to as PIP) level of claims and the ensuing Bodily Injury (which we refer to as BI) claim costs.

•	Changes in the evaluation of ceded liabilities (i.e., liabilities of Proformance’s third party reinsurers) resulted in lower ceded reserves and thus higher net reserves. This impacted both the Commercial and Personal Auto BI liability reserves as well as PIP reserves covered by the Unsatisfied Claim and Judgment Fund, a statutory reinsurance facility which has closed effective December 31, 2003.

•	During 1999-2001 Commercial Auto Liability included a significant mix of higher hazard classes of business (i.e. business which is exposed to a higher loss potential) written with higher limits of liability. This resulted in loss development, specifically, the slower emergence of claims, which was not consistent with historical development patterns.

•	During 1999-2001 the implementation expenses of the medical cost containment features of the AICRA of 1998 significantly increased our loss adjustment expenses. With the 2002 formation of Riverview, a subsidiary of NAHC, our loss adjustment expenses moderated during 2003.

•	No significant offsets to reduce reserves were identified.

      The changes in reserve estimates were driven largely by higher average losses (that is, severity) rather than by higher than expected numbers of claims (that is, frequency). As discussed above, average losses of PIP and BI increased above initial expectations based on inflationary trends.

      The table below sets forth the types of reserves we maintain for our lines of business and indicates the amount of reserves as of September 30, 2004 for each line of business.

National Atlantic Holdings Corporation

Breakout of Reserves by Line of Business
As of September 30, 2004

	Direct Case	Assumed Case	Direct		Total Balance
	Reserves	Reserves	IBNR	Assumed IBNR	Sheet Reserves

	($ in thousands)
Line of Business:
Fire	$0	$22	$0	$0	$22
Allied	0	2	0	0	2
Homeowners	1,827	0	5,052	0	6,879
Personal Auto	54,510	50	85,960	0	140,521
Commercial Auto	8,681	976	16,246	965	26,868
Other Liability	159	0	1,639	0	1,798

Total Reserves	$65,178	$1,050	$108,897	$965	$176,090

Less: Reinsurance Recoverables on Unpaid Losses					(23,649)

Total Net Reserves					$152,441

      In establishing our net reserves as of September 30, 2004, our actuaries determined that the range of reserve estimates at that date was between $141.1 million and $163.8 million. The amount of net reserves at September 30, 2004, which represents the best estimate of management and our actuaries within that range, was $152.4 million, which is at the midpoint of that range. There are two major factors that could result in ultimate losses below management’s best estimate:

•	Management believes that more losses will be recovered from reinsurers than the amount projected, and therefore our net liabilities after reinsurance will be reduced by a similar amount.

•	Management noted that, based on its review of peer companies, which are companies that underwrite and distribute products similar to ours using the same distribution channel we do, the loss development factors of these companies, which measure the change in reported losses from one evaluation period to another, have been declining in the past several years. This trend, if continued, would result in ultimate losses lower than the aforementioned midpoint of the range.

Investment Accounting Policy — Impairment

      Effective December 31, 2003, we adopted the disclosure provisions of Emerging Issue Task Force Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, or EITF 03-01. Under the consensus, disclosures are required for unrealized losses on fixed maturity and equity securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, or SFAS No. 115, that are classified as either available-for-sale or held-to-maturity. The disclosure requirements include quantitative information regarding the aggregate amount of unrealized losses and the associated fair value of the investments in an unrealized loss position, segregated into time periods for which the investments have been in an unrealized loss position. The consensus also requires certain qualitative disclosures about the unrealized holdings in order to provide additional information that we consider in concluding that the unrealized losses were not other-than-temporary. In September 2004, the Financial Accounting Standards Board, which we refer to as FASB, issued FASB Staff Position Emerging Issues Task Force Issue 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which delays the effective date for the recognition and measurement guidance in EITF Issue

No. 03-1. In addition, the FASB has issued a proposed FASB Staff Position to consider whether further application guidance is necessary for securities analyzed for impairment under EITF 03-1. We continue to assess the potential impact that the adoption of the proposed FASB Staff Position could have on our financial statements.

      Our principal investments are in fixed maturities, all of which are exposed to at least one of three primary sources of investment risk: credit, interest rate and market valuation. The financial statement risks are those associated with the recognition of impairments and income, as well as the determination of fair values. Recognition of income ceases when a bond goes into default. We evaluate whether impairments have occurred case-by-case. Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause and amount of decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations we use in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or subsection; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairment of securities where the issuer, series of issuers or industry has a catastrophic type of loss or has exhausted natural resources; and (vi) other subjective factors, including concentrations and information obtained from regulators and rating agencies. In addition, the earnings on certain investments are dependent upon market conditions, which could result in prepayments and changes in amounts to be earned due to changing interest rates or equity markets.

      For additional information on the composition and results of our investment portfolio see “Business — Investments.”

Insurance Ratios

      The property and casualty insurance industry uses the combined ratio as a measure of underwriting profitability. The combined ratio is the sum of the loss ratio and the expense ratio. The loss ratio is the ratio of losses and loss adjustment expenses to net earned premiums. The expense ratio, when calculated on a statutory accounting basis, is the ratio of underwriting expenses to net written premiums. The expense ratio, when calculated on a GAAP basis, differs from the statutory method specifically as it relates to policy acquisition expenses. Policy acquisition expenses are expensed as incurred under the statutory accounting method. However, for GAAP, policy acquisition expenses are deferred and amortized over the period in which the related premiums are earned. The combined ratio reflects only underwriting results and does not include fee for service income. Underwriting profitability is subject to significant fluctuations due to competition, catastrophic events, economic and social conditions and other factors.

      As set forth in Note 12 to our consolidated financial statements, subsequent to the filing of Proformance’s statutory annual statements for the year ended December 31, 2003, management identified certain adjustments which if known at the time, would have impacted the amounts as previously filed. Such amounts would have resulted in the following adjusted ratios.

				Nine Months
				Ended
	As of December 31,			September 30,

	2001	2002	2003	2003	2004

Loss ratio	111.4%	91.8%	75.5%	78.7%	84.7%
Expense ratio	28.6%	20.8%	19.6%	21.2%	22.6%

Combined ratio	140.0%	112.6%	95.1%	99.9%	107.3%

Results of Operations

      We have experienced considerable growth in our business commencing in early 2002 and continuing throughout 2003. Specifically, on December 18, 2001 we entered into an agreement with OCIC and OCNJ to become a replacement carrier pursuant to which OCNJ would transfer to Proformance the obligation to offer renewals for all of OCNJ’s New Jersey private passenger automobile business effective March 18, 2002. In connection with this transaction our direct written premiums, net written premiums and net earned premiums increased from $49.8 million, $25.5 million and $25.4 million, respectively, for the year ended December 31, 2001, to $163.2 million, $147.0 million and $143.2 million, respectively, for the year ended December 31, 2003, increases of 227.7%, 476.5% and 463.8%, respectively, during that period. In addition total assets, losses and loss adjustment expense reserves and total shareholders’ equity increased from $78.3 million, $56.7 million and $(4.0) million as of December 31, 2001 to $266.7 million, $134.2 million and $49.8 million, respectively, as of December 31, 2003, increases of 240.6% to total assets, and 136.7% to losses and loss adjustment expense reserves during that period. Also as part of this transaction we recorded replacement carrier revenue in the amount of $21.7 million and $12.7 million for the years ended December 31, 2002 and 2003, respectively. These transactions contributed to our increase in shareholders’ equity from $18.1 million as of December 31, 2002 to $49.8 million as of December 31, 2003. See “Business — Recent Transactions.”

      In addition, on October 21, 2003 and December 8, 2003, respectively, we entered into two additional replacement carrier agreements with Sentry Insurance and Met P&C whereby we agreed to become the replacement carrier for the personal lines business of each entity in New Jersey. We received $0.9 million and have received an additional $2.6 million in 2004 from Sentry Insurance, $2.8 million of which we recorded as deferred revenue as of December 31, 2003 and $0.7 million recorded as replacement carrier revenue for the year ended December 31, 2003. We received $20.1 million ($9.5 million recorded as deferred revenue as of December 31, 2003, $0.6 million recorded as replacement carrier revenue from a related party for the year ended December 31, 2003, and $10.0 million in the form of a capital contribution) from Met P&C. For the nine months ended September 30, 2004, we recorded $12.1 million of replacement carrier revenue in connection with these transactions ($9.5 million from Met P&C and $2.6 million from Sentry Insurance) as we completed our obligations under the terms of each agreement which relates to our obligation to offer renewals to each Sentry and Met P&C policyholder transferred to Proformance. We do not expect to record replacement carrier revenue in the future unless we enter into additional replacement carrier transactions. See “Business — Recent Transactions.”

      The table below shows certain of our selected financial results for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

	($ in thousands)
Direct written premiums	$49,757	$114,624	$163,179	$120,612	$154,797
Net written premiums	25,499	110,626	147,045	105,444	140,797
Net earned premiums	25,432	75,654	143,156	103,383	131,048
Replacement carrier revenue from related party	—	21,683	13,298	5,917	9,530
Replacement carrier revenue from unrelated party	—	—	661	—	2,625
Investment income	1,085	1,593	4,258	2,755	4,961
Net realized investment gains (losses)	346	(55)	1,373	1,432	1,182
Other income	212	564	929	1,093	1,255

Total income	27,075	99,439	163,675	114,580	150,601

				Nine Months Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

	($ in thousands)
Losses and loss adjustment expenses	28,338	69,491	108,123	78,127	102,359
Acquisition expenses	5,523	14,887	25,547	15,792	26,394
Other operating and general expenses	3,684	3,605	992	836	6,467

Total expenses	37,545	87,983	134,662	94,755	135,220
Income before income taxes	(10,470)	11,456	29,013	19,825	15,382
Income tax expense	(3,606)	2,822	9,945	6,741	5,137

Net (loss) income	$(6,864)	$8,634	$19,068	$13,084	$10,245

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

      Direct Written Premiums. Direct written premiums for the nine months ended September 30, 2004 increased by $34.2 million, or 28.4%, to $154.8 million from $120.6 million in the comparable 2003 period. The increase was primarily due to new business generated by our Partner Agents less attrition of existing business of $6.5 million, the Sentry Insurance replacement carrier transaction of $6.1 million and the Met P&C replacement carrier transaction of $21.4 million.

      Net Written Premiums. Net written premiums for the nine months ended September 30, 2004 increased by $35.4 million, or 33.6%, to $140.8 million from $105.4 million in the comparable 2003 period. The increase was due to the increase in direct written premiums for the same period.

      Net Earned Premiums. Net earned premiums for the nine months ended September 30, 2004 increased by $27.6 million, or 26.7%, to $131.0 million from $103.4 million in the comparable 2003 period. This increase was due to the increase in net written premiums for the same period.

      Replacement Carrier Revenue. Replacement carrier revenue for the nine months ended September 30, 2004 was $12.1 million compared to $5.9 million in the comparable 2003 period. Replacement carrier revenue for the first nine months of 2003 was associated with the Ohio Casualty replacement carrier transaction which was fully recognized by the end of 2003. The replacement carrier revenue for the first nine months of 2004 of $12.1 million related only to the Met P&C ($9.5 million) and Sentry Insurance ($2.6 million) replacement carrier transactions that we entered into in the fall of 2003.

      Investment Income. Investment income for the nine months ended September 30, 2004 increased by $2.2 million, or 78.6%, to $5.0 million from $2.8 million in the comparable 2003 period. The increase was due primarily to an increase in invested assets to $213.9 million from $120.2 million for the comparable 2003 period. The increase was primarily due to the receipt of $21.9 million in deferred revenue and capital contributions in connection with the Met P&C and Sentry Insurance replacement carrier transactions for the same period and is consistent with the increase in the net written premiums during that period. Our average book yield to maturity for the nine months ended September 30, 2003 and 2004 was 4.1% and 4.0%, respectively. The decrease in yield was due to an increase in cash instruments and an increase in proceeds received upon the redemption of securities in our portfolio.

      Net Realized Investment Gain (Loss). Net realized investment gain (loss) for the nine months ended September 30, 2004 and 2003 were $1.2 million and $1.4 million, respectively.

      Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses for the nine months ended September 30, 2004 increased by $24.3 million, or 31.1%, to $102.4 million from $78.1 million in the comparable 2003 period. Losses and loss adjustment expenses for the nine months ended September 30, 2004 increased by $20.2 million for the 2004 accident year as a result of the growth in the Company’s net earned premium. In addition, for the nine months ended September 30, 2004, we increased reserves for prior years (2003 and prior) by $4.1 million because the actual loss experience observed during the period was slightly higher than expected, principally in the private passenger auto liability line for the 2003 year. Excluding the reserve increase for prior years, the 2004 accident year loss ratio decreased to 75.0% from 75.5% for accident year 2003. As a percentage of net earned premiums, losses and loss adjustment expenses incurred during the first nine months of 2004 was 78.1% compared to 75.6% for the comparable 2003 period. The ratio of net incurred losses, excluding loss adjustment expenses, to net earned premiums during the first nine months of 2004 was 61.2% compared to 63.6% for the comparable 2003 period.

      Acquisition Expenses. Acquisition expenses for the nine months ended September 30, 2004 increased by $10.6 million, or 67.1%, to $26.4 million from $15.8 million in the comparable 2003 period. As a percentage of net written premiums, our acquisition expense ratio for the first nine months of 2004 was 18.7% compared to 15.0% for the comparable 2003 period. The increase in acquisition expenses is due to the increase in net written premiums and the related acquisition expenses incurred (principally the commission paid to agents) to produce and underwrite that premium, in the first nine months of 2004 compared to the comparable period in 2003. The increase in acquisition expenses is due primarily to the increase in commissions of $7.4 million, due to the increase in direct written premiums for the period, as well as expenses of approximately $0.8 million incurred to process the renewal offers in connection with the Met P&C and Sentry Insurance replacement carrier transactions.

      Other Operating and General Expenses. Other operating and general expenses for the nine months ended September 30, 2004 and 2003 were $6.5 million and $0.8 million, respectively. The increase in other operating and general expenses of $5.7 million is related primarily to an increase in assessments from the New Jersey Automobile Insurance Risk Exchange, or NJAIRE, of $3.3 million, an increase in professional fees of $0.9 million and increases in salaries of $1.8 million at certain subsidiaries incurred in the first nine months of 2004.

      Income Tax Expense. Income tax expense for the nine months ended September 30, 2004 and 2003 were $5.1 million and $6.7 million, respectively. The decrease of $1.6 million in income tax expense for the nine months ended September 30, 2004 was due to the decrease in income before tax for the same period.

      Net Income. Net income after tax for the nine months ended September 30, 2004 and for the nine months ended September 30, 2003 was $10.2 million and $13.1 million, respectively, as a result of the factors discussed above.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

      Direct Written Premiums. Direct written premiums for the year ended December 31, 2003 increased by $48.6 million, or 42.4%, to $163.2 million from $114.6 million in the comparable 2002 period. The increase was due to the direct written premiums generated by the Ohio Casualty replacement carrier transaction.

      Net Written Premiums. Net written premiums for the year ended December 31, 2003 increased by $36.4 million, or 32.9%, to $147.0 million from $110.6 million in the comparable 2002 period. The increase was due to the increase in direct written premiums for the same period.

      Net Earned Premiums. Net earned premiums for the year ended December 31, 2003 increased by $67.5 million, or 89.2%, to $143.2 million from $75.7 million in the comparable 2002 period. This increase was due primarily to the related increase in net written premiums in connection with the Ohio Casualty replacement carrier transaction of $58.7 million for the same period as well as the impact of the commutation of our reinsurance agreement with Odyssey American Reinsurance Company in early 2004 for $10.1 million.

      Replacement Carrier Revenue. Replacement carrier revenue for year ended December 31, 2003 decreased by $7.7 million, or 35.5%, to $14.0 million from $21.7 million in the comparable 2002 period. The decrease was due to the completion of the revenue recognition process associated with the Ohio

Casualty replacement carrier transaction which began in early 2002 and was completed over a 12 month period ending in the first quarter of 2003. In addition we recognized $0.6 million and $0.7 million in replacement carrier revenue in connection with the Met P&C and Sentry Insurance Company transactions, respectively.

      Investment Income. Net investment income for the year ended December 31, 2003 increased by $2.7 million, or 168.8%, to $4.3 million from $1.6 million in the comparable 2002 period. The increase was due primarily to an increase in invested assets to $170.6 million from $74.0 million for the comparable 2002 period. The increase in invested assets was primarily due to investment of increased direct written premiums of $48.6 million, replacement carrier revenue recognized in connection with the Ohio Casualty replacement carrier transaction and funds received from Sentry Insurance and Met P&C in connection with those replacement carrier transactions for an aggregate of $30.3 million. The average book yield to maturity for the year ended December 31, 2003 was 3.9% compared to 3.8% in the comparable 2002 period.

      Net Realized Investment Gain (Loss). Net realized investment gain (loss) for the years ended December 31, 2003 and 2002 were $1.4 million and $(0.1) million, respectively. As interest rates declined, we sold certain corporate bonds we considered to be of lower quality and certain other securities and realized capital gains.

      Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses for the year ended December 31, 2003 increased by $38.6 million, or 55.5%, to $108.1 million from $69.5 million in the comparable 2002 period. As a percentage of net earned premiums, losses and loss adjustment expenses incurred during 2003 was 75.5% compared to 91.8% for the comparable 2002 period. The percentage decrease in loss adjustment expenses incurred from the 2002 amount was due to an increase of losses and loss adjustment expense reserves in respect to prior periods of $8.6 million that was recorded in 2002 because of higher than expected losses on private passenger automobile business and commercial automobile business. The ratio of net incurred losses, excluding loss adjustment expenses, to net earned premiums for the year ended December 31, 2003 was 65.1% compared to 76.5% for the comparable 2002 period.

      Acquisition Expenses. Acquisition expenses for the year ended December 31, 2003 increased by $10.7 million, or 71.8%, to $25.6 million from $14.9 million in the comparable 2002 period. As a percentage of net written premiums, our acquisition expense ratio for 2003 was 17.4% compared to 13.5% for the comparable 2002 period. The increase in acquisition expense is consistent with the growth of both direct and net written premiums for the same period. The increase in acquisition expenses was due to the increase in direct written premium for the period and the increase in the acquisition expense ratio was due to the fact that in 2003, as compared to 2002, we wrote more new and packaged business which has higher commission rates.

      Other Operating and General Expenses. Other Operating and General expenses for the years ended December 31, 2003 and 2002 were $1.0 million and $3.6 million, respectively. This decrease was due to the expenses incurred in 2002 of approximately $1.3 million to expand our infrastructure in connection with the growth in our business.

      Income Tax Expense. Income tax expense for the years ended December 31, 2003 and 2002 were $10.0 million and $2.8 million, respectively. The increase in income tax expense in 2003 was due to the increase in income before tax of $17.6 million during the same period as a result of the factors previously mentioned above.

      Net Income. Net income after tax for the year ended December 31, 2003 increased to $19.1 million from $8.6 million for the year ended December 31, 2002 as a result of the factors previously mentioned above.

                  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Direct Written Premiums. Direct written premiums for the year ended December 31, 2002 increased by $64.8 million, or 130.1%, to $114.6 million from $49.8 million in the comparable 2001 period. The increase was due to the direct written premium generated by the Ohio Casualty replacement carrier transaction. We commenced the renewal process of the Ohio Casualty rollover business in the first quarter of 2002.

      Net Written Premiums. Net written premiums for the year ended December 31, 2002 increased by $85.1 million, or 333.7%, to $110.6 million from $25.5 million in the comparable 2001 period. The increase was due to the increase in direct written premiums for the same period.

      Net Earned Premiums. Net earned premiums for the year ended December 31, 2002 increased by $50.3 million, or 198.0%, to $75.7 million from $25.4 million in the comparable 2001 period. This increase was due to the related increase in net written premiums of $25.5 million for the same period in connection with the Ohio Casualty replacement carrier transaction.

      Replacement Carrier Revenue. Replacement carrier revenue for year ended December 31, 2002 increased by $21.7 million to $21.7 million from $0.0 million in the comparable 2001 period. The increase was due to the revenue associated with the Ohio Casualty replacement carrier transaction as we begin to complete our obligations under the terms of this Agreement to offer renewals to each Ohio Casualty policyholder transferred to Proformance.

      Investment Income. Net investment income for the year ended December 31, 2002 increased by $0.5 million, or 45.5%, to $1.6 million from $1.1 million in the comparable 2001 period. The increase was due primarily to an increase in invested assets to $74.0 million from $19.4 million for the comparable 2001 period. The increase in invested assets was primarily due to the increase in direct written premiums of $64.8 million and replacement carrier revenue recognized of $21.7 million in connection with the Ohio Casualty replacement carrier transaction. The average book yield to maturity for the year ended December 31, 2002 was 3.8% compared to 3.6% in the comparable 2001 period.

      Net Realized Investment Gain (Loss). Realized investment gain (loss) for the years ended December 31, 2002 and 2001 were $(0.1) million and $0.3 million, respectively.

      Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses for the year ended December 31, 2002 increased by $41.2 million, or 145.6%, to $69.5 million from $28.3 million in the comparable 2001 period. As a percentage of net earned premiums, losses and loss adjustment expenses incurred during 2002 was 91.8% compared to 111.4% for the comparable 2001 period. The percentage decrease in loss and loss adjustment expenses incurred from the 2001 amount was due to an increase of losses and loss adjustment expense reserves of $8.9 million in respect to prior periods that was recorded in 2001 because of higher than expected losses on private passenger automobile business and commercial automobile business. The ratio of net incurred losses, excluding loss adjustment expenses, to net earned premiums for the year ended December 31, 2002 was 75.7% compared to 91.0% for the comparable 2001 period.

      Acquisition Expenses. Acquisition expenses for the year ended December 31, 2002 increased by $9.4 million, or 171.0%, to $14.9 million from $5.5 million in the comparable 2001 period. As a percentage of net written premiums, our acquisition expense ratio for 2002 was 13.5% compared to 21.6% for the comparable 2001 period. The increase in acquisition expenses is due to the increase in commissions paid to agents, mailing and production costs to process the offers of renewals to policyholders and the staff additions in our underwriting department in connection with the Ohio Casualty replacement carrier transaction.

      Other Operating and General Expenses. Operating and general expenses for the years ended December 31, 2002 and 2001 were $3.6 million and $3.7 million, respectively.

      Income Tax Expense. Income tax expense for the years ended December 31, 2002 and 2001 were $2.8 million and $(3.6) million, respectively. The increase in income tax expense in 2002 compared to an income tax benefit in 2001 was due to the increase in income before tax of $21.9 million during the same period as a result of the factors previously mentioned above.

      Net Income. Net income after tax for the year ended December 31, 2002 increased to $8.6 million from $(6.9) million for the year ended December 31, 2001 as a result of the factors previously mentioned above.

Liquidity and Capital Resources

      We are organized as a holding company with all of our operations being conducted by our insurance subsidiaries, which underwrite the risks associated with our insurance policies, and our non-insurance subsidiaries, which provide our policyholders and our insurance subsidiaries a variety of services related to the insurance policies we provide. We have continuing cash needs for taxes and administrative expenses. These ongoing obligations are funded with dividends from our non-insurance subsidiaries. Our taxes are paid by each subsidiary through an inter-company tax allocation agreement. In addition, a portion of the proceeds of our sale of common stock to our Partner Agents has historically been used to pay taxes.

      Proformance’s primary sources of funds are premiums received, investment income and proceeds from the sale and redemption of investment securities. Our non-insurance subsidiaries’ primary source of funds is policy service revenues. Our subsidiaries use funds to pay operating expenses, make payments under the tax allocation agreement, and pay dividends to us. In addition, Proformance uses funds to pay claims and purchase investments.

      We have historically received much of our capital in connection with replacement carrier transactions. As discussed more fully in the “Overview” section of this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we cannot be certain that replacement carrier transactions on acceptable terms will continue to be available to us. If we are unable to enter into replacement carrier transactions on acceptable terms in the future, we may be forced to seek other sources of capital (including the issuance in either a public offering or a private placement of common stock or other equity or debt securities), which sources could be unavailable to us, or if available, could be more costly to us.

      For the nine months ended September 30, 2004 and September 30, 2003 and for the years ended December 31, 2003, 2002 and 2001, our consolidated cash flow provided by operations was $61.0 million, $62.8 million, $75.3 million, $62.7 million, and $(3.7) million, respectively. The increase in cash flow provided by operations for the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003 was due to the reduction of reinsurance receivables in connection with the commutation of the Multiple Line Loss Ratio Excess of Loss Treaty between Proformance and Odyssey American Reinsurance Company and the receipt of funds from Sentry Insurance in connection with the replacement carrier transaction. The increase in cash flow from operations from 2001 to 2003 resulted from general improvement in our results of operations discussed above.

      For the nine months ended September 30, 2004 and September 30, 2003 and for the years ended December 31, 2003, 2002 and 2001, our consolidated cash flow used for investing activities was $43.1 million, $45.9 million, $97.0 million, $55.1 million and $(3.9) million, respectively. The primary use of cash for investing activities for all periods listed relate to the purchase of investments in connection with the funds received as part of our replacement carrier transactions as well as the respective increases in premium writings for those periods.

      For the nine months ended September 30, 2004 and September 30, 2003 and for the years ended December 31, 2003, 2002 and 2001, our consolidated cash flow from financing activities was $ 0.0 million, $ 0.0 million, $12.5 million, $7.3 million and $0.4 million respectively. The primary source of cash from financing activities related to the proceeds from the issuance of NAHC’s common stock. The amount for the year ended December 31, 2003 related to the purchase of our stock by Met P&C as well as a group of former Ohio Casualty agents that elected to become Partner Agents. The amount for the year ended December 31, 2002 related to the purchase of our common stock by Ohio Casualty.

      The effective duration of our investment portfolio was 6.5 years as of September 30, 2004. By contrast, our liability duration was approximately 3.5 years as of September 30, 2004. We do not believe this difference in duration adversely affects our ability to meet our current obligations because we believe our cash flows from operations are sufficient to meet those obligations. Pursuant to the company’s tax planning strategy, we invested the $40.6 million received from the Ohio Casualty replacement carrier transaction in long-term bonds in accordance with Treasury Ruling Regulation 1.362-2, which allows us to defer the payment of income taxes on the associated replacement carrier revenue until the underlying securities are either sold or mature. The effective duration of our investment portfolio, when excluding these securities, is reduced from 6.5 years to 3.5 years.

      There are no restrictions on the payment of dividends by our non-insurance subsidiaries other than customary state corporation laws regarding solvency. Dividends from Proformance are subject to restrictions relating to statutory surplus and earnings. See “Business — Supervision and Regulation.” Under New Jersey law, an insurer may pay dividends that are not considered extraordinary only from its unassigned surplus, also known as its earned surplus. As of the date of this prospectus, Proformance is not permitted to pay any dividends without the approval of the Commissioner as it has negative unassigned surplus as a result of historical underwriting losses. Proformance has not paid any dividends in the past and we do not anticipate that Proformance will pay dividends in the foreseeable future because we wish to reduce our reinsurance purchases in order to retain more of the gross premiums written we generate and seek stronger financial strength ratings for Proformance, both of which require that the capital of Proformance be increased. In addition, the payment of dividends and other distributions by Mayfair is regulated by Bermuda insurance law and regulations. See “Business — Supervision and Regulation.”

      The table below sets forth the aggregate amount of dividends paid to us by our non-insurance subsidiaries during the years ended December 31, 2003, 2002 and 2001 and for the nine months ended September 30, 2004.

Dividends to National Atlantic Holdings Corporation

from
Non-Insurance Subsidiaries

				For the Nine
				Months
	For the Year Ended December 31,			Ended
				September 30,
	2001	2002	2003	2004

NAIA	$—	$500,000	$1,167,937	$900,000
Riverview	$—	$—	$500,000	$750,000

      Because our non-insurance subsidiaries generate revenues, profits and net cash flows that are generally unrestricted as to their availability for the payment of dividends, we expect to use those revenues to service all of our corporate financial obligations, such as shareholder dividends, if declared. The percentage of our total revenues generated by our non-insurance subsidiaries for the year ending December 31, 2003 and the nine months ending September 30, 2004 were 3.8% and 7.1%, respectively.

      As of September 30, 2004, we did not have any material commitments for capital expenditures.

      Management believes that the current level of cash flow from operations provides us with sufficient liquidity to meet our operating needs over the next 12 months. We expect to be able to continue to meet our operating needs after the next 12 months from internally generated funds. Since our ability to meet our obligations in the long term (beyond such 12-month period) is dependent upon such factors as market changes, insurance regulatory changes and economic conditions, no assurance can be given that the available net cash flow will be sufficient to meet our operating needs.

      Proformance’s historic trends of net paid losses compared to net premiums collected for calendar years 2000, 2001, 2002 and 2003 reflect ratios of 57.1%, 73.4%, 30.7% and 43.3%, respectively. The same ratio for the nine months ending September 30, 2004 is 41.8%. Each of the replacement carrier transactions with Ohio Casualty, Met P&C and Sentry Insurance created an unusual influx of premium particularly in calendar years 2002 and 2003 causing a reduction in net paid loss ratios. In the 2000 and 2001 calendar years in which we did not have any replacement carrier transactions, our ratio of net paid losses to net written premiums averaged 65.25%. For the periods ending December 31, 2002 and 2003 and for the nine months ended September 30, 2004 the same ratio averaged 38.59%. The reduction in this ratio was due to increase in the influx of net written premiums as a result of the replacement carrier transactions outlined above and time lag between when the net premium was written and the Actual Net Losses were paid in connection with that business. We expect this ratio to go back to levels consistent with ratios achieved in 2000 and 2001 as the business written in connection with the replacement carrier transactions entered into in 2002 and 2003 is on our books for several underwriting cycles. We expect this to occur in late 2005 and 2006. Proformance’s asset/liability match has been established based on the average duration of its claims payments, which we estimate to be approximately 3.5 years. Not including the invested replacement carrier revenue associated with the Ohio Casualty replacement carrier transaction, the existing investment portfolio has an effective duration of 3.5 years. The long term investments associated with the Ohio Casualty replacement carrier transaction ($40.6 million) represents replacement carrier revenue received to support the premium to surplus leverage in connection with the offers of renewal to those policyholders. The liquidation of securities to retire outstanding claim payments could affect liquidity and future income negatively.

      The asset/liability match of the revenue generated in the Ohio Casualty replacement carrier transaction was contemplated based on the premiums to surplus leverage it was intended to support. We do not anticipate that the payment of claims will be affected by these longer-term investments based on sufficient cash flow provided from the collection of premiums and therefore we do not intend to sell any securities in such surplus funds prior to maturity. Future liquidity and operating income could be impacted if the fixed income securities are sold prior to maturity exposing them to market rate risk.

Investments

      As of December 31, 2003 and September 30, 2004, Proformance maintained a high quality investment portfolio and did not have significant gross unrealized losses as of these dates.

      As of December 31, 2003 and September 30, 2004, we did not hold any securities that were not publicly traded, because our investment policy prohibits us from purchasing those securities. In addition, at those dates, we did not have any non-investment grade fixed income securities.

      As of December 31, 2003, fixed maturity securities having an unrealized loss of $543,360, a fair value of $14,211,383 and an amortized cost of $14,754,743 were in a continuous unrealized loss position for less than twelve months. As of September 30, 2004, fixed maturity securities having an unrealized loss of $159,044, a fair value of $52,870,445 and an amortized cost of $53,029,489 were in a continuous unrealized loss position for less than twelve months.

      As of December 31, 2003, equity and preferred securities having an unrealized loss of $288,038, a fair value of $2,786,840 and an amortized cost of $3,074,878 were in a continuous unrealized loss position for less than twelve months. As of September 30, 2004, equity and preferred securities having an unrealized loss of $275,943, a fair value of $3,287,954 and an amortized cost of $3,563,897 were in a continuous unrealized loss position for less than twelve months.

      As of December 31, 2003, gross unrealized losses totaled $831,398. This amount was calculated using the following data: $338,138 of unrealized losses were with respect to securities of the U.S. Government, government agencies and authorities, $205,222 were with respect to industrial and miscellaneous, and $288,038 were with respect to equity securities.

      As more fully described under “Management’s Discussion and Analyses of Financial Condition and Results of Operation — Critical Accounting Policies — Investment Accounting Policy — Impairment” in accordance with the guidance of paragraph 16 of FAS 115, should an other-than-temporary impairment be determined, we recognize such loss on the income statement and we write down the value of the security and treat the adjusted value as the new cost basis of the security.

      Our gross unrealized losses represented 0.61% of cost or amortized cost of the investment portfolio. Fixed maturities represented 89% of the investment portfolio and 53% of the unrealized losses as of September 30, 2004.

      There were two equity and preferred stocks having an unrealized loss of $329,240, a fair value of $2,020,515 and an amortized cost of $2,349,755 as of September 30, 2004 which have been in a continuous unrealized loss position for greater than 12 months. There were 20 fixed maturity securities having an unrealized loss of $529,604, a fair value of $14,920,304 and an amortized cost of $15,449,908 as of September 30, 2004 which have been in a continuous unrealized loss position for greater than 12 months.

      Our fixed income securities in an unrealized loss position are above investment grade securities with extended maturity dates, which have been adversely impacted by the increase in interest rates after the purchase date. As part of our ongoing security monitoring process by our investment manager and investment committee, it was concluded that there were no other-than-temporary impairments of the portfolio as of September 30, 2004. We believe, with the investment committee’s confirmation, that securities that are temporarily impaired that continue to pay principal and interest in accordance with their contractual terms, will continue to do so.

      Management considers a number of factors when selling securities. For fixed income securities, management considers realizing a loss if the interest payments are not made on schedule, the credit quality has deteriorated, or the cost of continuing to hold that security impacts our total return. Management also considers selling a fixed income security in order to increase liquidity. Management considers selling an equity security at a loss if it believes that the fundamentals, i.e., earnings growth, earnings guidance, prospects of dividends, and management quality have deteriorated. Management considers selling equity securities at a gain for liquidity purposes.

      We review our unrealized gains and losses on at least a quarterly basis to determine if the investments are in compliance with our interest rate forecast and the equity modeling process. Specifically, in the current economic environment, we would consider selling securities if we can reallocate the sales proceeds to more suitable investments as it relates to either our interest rate forecast or equity model.

      In addition, we conduct a “sensitivity” analysis of our fixed income portfolio on at least a quarterly basis to determine the market value impact on our fixed income portfolio of an increase or decrease in interest rates of 1%. Based on this analysis, we will continue to hold securities in an unrealized gain or loss position if the payments of principal and interest are not delinquent and are being made consistent with the investment’s repayment schedule. The related impact on the investment portfolio is realized should we decide to sell a particular investment at either a gain or a loss.

      Furthermore, if we believe that the yield to maturity determined by the price of the fixed income security can be attained or exceeded by an alternative investment that decreases our interest rate risk and/or duration, we may sell the fixed income security. This may initially increase or decrease our investment income and allow us to reallocate the proceeds to other investments. Our decision to purchase and sell investments is also dependent upon the economic conditions at a particular point in time.

      If the decline in any particular security is judged to be other than temporary, the security is considered “impaired” pursuant to the policy and the cost basis of the individual security will be written down to the current market value. The amount of the write-down will be calculated as the difference between cost and fair market value and accounted for as a realized loss for accounting purposes which negatively impacts future earnings.

      During 2004, market conditions caused a decline in interest rates to levels that rivaled historical lows. Our strategy during that period was to sell longer-term fixed income securities that were susceptible to interest rate risk in a rising interest rate environment. These were specifically identified securities that were purchased by our prior investment manager and were securities that no longer met the requirements of our current investment strategy. This opportunity allowed us to post realized gains, reduce portfolio duration through sales and/or exchanges and maintain a higher level of liquidity. Equity sales during this period were primarily driven by a percentage increase in price that represented an acceptable profit margin as illustrated in our modeling process. Favorable or unfavorable economic conditions as it relates to specific market sectors were also a determining factor on equity sales.

      As of December 31, 2003 and as of September 30, 2004, we were 43.8% and 53.8%, respectively, concentrated in U.S. government securities and securities of government agencies and authorities which carry a “AAA” rating from Standard & Poor’s.

      As of September 30, 2004 and December 31, 2003, we did not have any material underwater securities. The following summarizes our unrealized losses by designated category for the nine months ended September 30, 2004.

Securities in an Unrealized Loss Position for Less than 6 Months

				% of Unrealized
	Amortized Cost	Fair Value	Unrealized Losses	Loss

Investment Grade Fixed Income	$48,216,123	$48,092,879	$(123,244)	(0.26)%
Equities	$2,591,766	$2,453,444	$(138,322)	(5.34)%

Securities in an Unrealized Loss Position for 6 to 12 Months

				% of Unrealized
	Amortized Cost	Fair Value	Unrealized Losses	Loss

Investment Grade Fixed Income	$4,813,366	$4,777,566	$(35,800)	(0.74)%
Equities	972,131	834,510	(137,621)	(14.2)%

Securities in an Unrealized Loss Position for 12 to 24 Months

				% of Unrealized
	Amortized Cost	Fair Value	Unrealized Losses	Loss

Investment Grade Fixed Income	$15,449,908	$14,920,304	$(529,604)	(3.43)%
Equities	$2,349,755	$2,020,515	$(329,240)	(14.0)%

Securities with a Decline in Market Value Below Carrying Values Less than 20%

				% of Unrealized
	Amortized Cost	Fair Value	Unrealized Losses	Loss

Investment Grade Fixed Income	$68,479,397	$67,790,749	$(688,648)	(1.0)%
Equities	$5,913,652	$5,308,469	$(605,183)	(10.23)%

Securities with a Decline in Market Value below Carrying Values of 20%-50%

% of Unrealized
	Amortized Cost	Fair Value	Unrealized Losses	Loss

Investment Grade Fixed Income	—	—	—	—
Equities	—	—	—	—

Securities with a Decline in Market Value Below Carrying Values Greater than 50%

% of Unrealized
	Amortized Cost	Fair Value	Unrealized Losses	Loss

Investment Grade Fixed Income	—	—	—	—
Equities	—	—	—	—

Contractual Obligations

      The following table summarizes our long-term contractual obligations and credit-related commitments as of September 30, 2004.

Contractual Obligations and Credit-Related Commitments(1)

	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Years	Total

Loss and Loss Adjustment Expenses	$58,814,042	$85,403,624	$29,054,841	$2,817,440	$176,089,947
Operating Lease Obligations(2)	$694,200	$1,388,400	$1,388,400	$289,250	$3,760,250

(1)	As of September 30, 2004 we had property and casualty reserves of $176.1 million. The amounts and timing of these obligations are not set contractually. Nonetheless, based on cumulative property and casualty claims paid over the last ten years, we anticipate that approximately 33.4% will be paid within a year, an additional 48.5% between one and three years, 16.5% between three and five years and 1.6% in more than five years. While we believe that historical performance of loss payment patterns is a reasonable source for projecting future claim payments, there is inherent uncertainty in this payment estimate because of the potential impact from changes in:

•	the legal environment whereby court decisions and changes in backlogs in the court system could influence claim payout patterns.

•	our mix of business because property and first party claims settle more quickly than bodily injury claims.

•	claims staffing levels — claims may be settled at a different rate based on the future staffing levels of the claim department.

•	reinsurance programs — changes in Proformance’s retention will influence the payout of the liabilities. As Proformance’s net retention increases, the liabilities will take longer to settle than in past years.

•	loss cost trends — increases/decreases in inflationary factors (legal and economic) will influence ultimate claim payouts and their timing.

(2)	Represents our minimum rental commitments as of September 30, 2004 pursuant to our seven-year lease agreement for the use of our office space and equipment at 4 Paragon Way, Freehold, NJ 07728.

Off-Balance Sheet Arrangements

      We do not have any off-balance sheet arrangements (as that term is defined in applicable SEC rules) that are reasonably likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures About Market Risk

General

      Market risk is the risk that we will incur losses due to adverse changes in market rates and prices. We have exposure to market risk through our investment activities and our financing activities. Our primary market risk exposure is to changes in interest rates. We have not entered, and do not plan to enter, into any derivative financial instruments for trading or speculative purposes.

Interest Rate Risk

      Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate changes primarily results from our significant holdings of fixed rate investments. Our fixed maturity investments include U.S. and foreign government bonds, securities issued by government agencies, obligations of state and local governments and governmental authorities, corporate bonds and mortgage-backed securities, most of which are exposed to changes in prevailing interest rates.

      All of our investing is done by our insurance subsidiary, Proformance. We invest according to guidelines devised by an internal investment committee, comprised of management of Proformance and an outside director of NAHC, focusing on investments that we believe will produce an acceptable rate of return given the risks assumed. Our investment portfolio is managed by the investment officer at Proformance with oversight from our Chief Financial Officer and the assistance of outside investment advisors. Our objectives are to seek the highest total investment return consistent with prudent risk level by investing in a portfolio comprised of high quality investments including common stock, convertible securities, bonds and money market funds in accordance with the asset classifications set forth in Proformance’s Investment Policy Statement Guidelines and Objectives.

      The tables below show the interest rate sensitivity of our fixed income and preferred stock financial instruments measured in terms of fair value (which is equal to the book value for all our securities) for the periods indicated.

	Fair Value

	-100 Basis	As of	+100 Basis
	Point Change	12/31/2002	Point Change

	($ in thousands)
Fixed maturities and preferred stocks	$69,615	$67,871	$66,126
Cash and cash equivalents	18,376	18,376	18,376

Total	$87,991	$86,247	$84,502

	Fair Value

	-100 Basis	As of	+100 Basis
	Point Change	12/31/2003	Point Change

	($ in thousands)
Fixed maturities and preferred stocks	$141,912	$132,718	$123,524
Cash and cash equivalents	9,124	9,124	9,124

Total	$151,036	$141,842	$132,648

	Fair Value

	-100 Basis	As of	+100 Basis
	Point Change	9/30/04	Point Change

	($ in thousands)
Fixed maturities and preferred stocks	$180,128	$192,712	$205,296
Cash and cash equivalents	26,990	26,990	26,990

Total	$207,118	$219,702	$232,286

Equity Risk

      Equity risk is the risk that we will incur economic losses due to adverse changes in the prices of equity securities in our investment portfolio. Our exposure to changes in equity prices primarily result from our holdings of common stocks and other equities. One means of assessing exposure to changes in equity market prices is to estimate the potential changes in market values of our equity investments resulting from a hypothetical broad-based decline in equity market prices of 10%. Under this model, with all other factors constant, we estimate that such a decline in equity market prices would decrease the market value of our equity investments by approximately $628,476 and $930,586, respectively, based on our equity positions as of December 31, 2003 and September 30, 2004.

      As of September 30, 2004, approximately 5.3% of our investment portfolio was invested in equity securities. We continuously evaluate market conditions regarding equity securities. We principally manage equity price risk through industry and issuer diversification and asset allocation techniques.

Credit Risk

      We have exposure to credit risk as a holder of fixed income securities. We attempt to manage our credit risk through issuer and industry diversification. We regularly monitor our overall investment results and review compliance with our investment objectives and guidelines to reduce our credit risk. As of September 30, 2004, approximately 53.8% of our fixed income security portfolio was invested in U.S. government and government agency fixed income securities, 33.0% was invested in other fixed income securities rated “Aaa”/“Aa” by Moody’s, and 13.2% was invested in fixed income securities rated “A” by Moody’s. As of the date of this prospectus, we do not own any securities with a rating of less than “A.”

      We are also subject to credit risks with respect to our third party reinsurers. Although reinsurers are liable to us to the extent we cede risks to them, we are ultimately liable to our policyholders on all these risks. As a result, reinsurance does not limit our ultimate obligation to pay claims to policyholders and we may not be able to recover claims made to our reinsurers.

Effects of Inflation

      We do not believe that inflation has had a material effect on our consolidated results of operations, except insofar as inflation may affect interest rates and claim costs. See “Risk Factors — Market fluctuation and changes in interest rates can have significant and negative effects on our investment portfolio.”

Adoption of New Accounting Pronouncements

      Effective December 31, 2003, we adopted the disclosure requirements of Emerging Issues Task Force Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Applications of Certain Investments. Under the consensus, disclosures are required for unrealized losses on fixed maturity and equity securities accounted for under SFAS No. 115, Accounting for Certain Investment in Debt and Equity Securities, which are classified as either available-for-sale or held-to-maturity. The disclosure requirements include quantitative information regarding the aggregate amount of unrealized losses and the associated fair value of the investments in an unrealized loss position, segregated into time periods for which the investments have been in an unrealized loss position. The consensus also requires certain qualitative disclosures about the holdings in an unrealized loss position in order to provide additional information that we considered in concluding that the unrealized losses were not other-than-temporary. In September 2004, the Financial Accounting Standards Board, which we refer to as FASB, issued FASB Staff Position Emerging Issues Task Force Issue 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed FASB Staff Position to consider whether further application guidance is necessary for securities analyzed for impairment under EITF 03-1. We continue to assess the potential impact that the adoption of the proposed FASB Staff Position could have on our financial statements.

      On December 16, 2004, the FASB issued Statement No. 123 (Revised 2004), Share-Based Payment. This statement requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments (e.g. stock options and restricted stock) granted to employees. This standard is effective for public companies in interim or annual periods beginning after June 15, 2005. We are currently in the process of assessing the impact that the adoption of this standard will have on our financial statements.

Internal Controls Over Financial Reporting

      Our management and independent registered public accounting firm have determined that there are material weaknesses in our internal controls over financial reporting. In 2003, we recognized a need to enhance our financial reporting resources and processes, in particular as we prepared for this initial public offering. Accordingly, we have taken and will continue to take steps to enhance our financial reporting resources and processes, including, among others, hiring Frank J. Prudente as Executive Vice President — Corporate Finance.

      During their audit of our financial statements for the nine months ended September 30, 2004, on which they have issued their report dated December 20, 2004, included elsewhere in the prospectus, our independent registered public accounting firm identified certain reportable conditions that constitute material weaknesses in our internal controls over financial reporting, including weaknesses (i) in our ability to report elements of our financial statements processed at the end of reporting periods, such as loss and loss adjustment expenses, deferred acquisition costs and expense accruals, (ii) in our ability to account for and report unique transactions or events, such as revenue recognition for our replacement carrier transactions and (iii) in the quality of data supporting certain of our financial statement elements because of our reliance on manual and other in-house information tracking systems. Our independent registered public accounting firm also identified material weaknesses in our internal controls in that we did not have an actuarial expert on our management team and we had not identified and designated a chief accounting officer.

      Our audit committee and our management team acknowledge and agree with the matters identified as material weaknesses. In response to those findings as well as to our continued efforts to improve our internal controls, we initiated further corrective actions to address the control deficiencies identified by us and our independent registered public accounting firm, including the following:

•	we designated Frank J. Prudente as our Chief Accounting Officer and gave him authority and responsibility with respect to all accounting matters to enhance proper end-of-period reporting and data quality issues;

•	we hired Bruce C. Bassman as Senior Vice President and Chief Actuarial Officer, which we believe has enhanced our ability to report end-of-period balances;

•	we hired an internal audit manager;

•	we replaced our director of GAAP financial reporting;

•	we purchased and will shortly implement a new reinsurance accounting system to address the material weaknesses in our reinsurance accounting by eliminating our use of manual spreadsheets; and

•	we are in the process of upgrading our systems for accounting for premiums receivable by working with the vendor for that system, who has recently performed a diagnostic on that system, which we believe will enhance our ability to properly record premium receivable balances at the end of reporting periods.

      We believe these actions and our previously implemented enhancements to our financial reporting resources and processes will strengthen our internal controls over financial reporting and address the material weaknesses identified by our independent registered public accounting firm. For example, we believe that the hiring of a Chief Actuarial Officer will aid in remedying the material weaknesses regarding end-of-period reporting.

      Although the full benefits of these changes will be fully realized over time, we believe that the major benefits of these changes, such as the hiring of our Chief Actuarial Officer and designation of a Chief Accounting Officer, will aid in remedying our material weakness and enhance our financial reporting. We do not believe that the material weaknesses had a material impact on our reported financial results. In addition, we do not expect the potential financial costs of these actions to be material.

BUSINESS

Overview

      We are a provider of personal lines property and casualty insurance, predominantly automobile insurance, in the State of New Jersey. We have been able to capitalize on what we consider an attractive opportunity in the New Jersey insurance market through our extensive knowledge of the New Jersey insurance market and regulatory environment, our business model that requires many of our independent agents to retain an ownership stake in our company, our packaged product that offers auto, home and other personal lines coverage, and our insurance-related services businesses.

      As of December 31, 2003, our insurance subsidiary, Proformance Insurance Company, was the tenth largest and the fastest growing provider of private passenger auto insurance in New Jersey, based on direct written premiums of companies writing more than $5 million of premiums annually over the past three years, according to A.M. Best. From 1999 through 2003, we experienced a 42.0% compound annual growth rate, as our direct written premiums for all lines of business we write, including homeowners and commercial lines, increased from $40.2 million in 1999 to $163.2 million in 2003. As of September 30, 2004, our shareholders’ equity was $60.7 million, up from shareholders’ equity of $8.1 million as of December 31, 1999, reflecting a 52.8% compound annual growth rate.

      We believe the current conditions in the New Jersey property and casualty insurance market represent an attractive opportunity for us. According to the U.S. Census Bureau, 2003 American Community Survey, New Jersey had the highest median household income of the 50 states. According to A.M. Best, private passenger auto direct written premiums in New Jersey for 2003 were $5.7 billion (ranking sixth among the states and having grown 26.5% since 1999). Total property and casualty direct written premiums in New Jersey for 2003 were $14.0 billion (ranking eighth among the states and having grown 41.9% since 1999). We believe that these market conditions provide us with the opportunity to profitably grow our business.

      As other insurers have reduced their share or withdrawn from the New Jersey private passenger auto insurance market in recent years, as a result of numerous factors that include the regulatory environment, we have expanded our business through organic growth and through replacement carrier transactions. Replacement carrier transactions allow insurers to withdraw from the New Jersey automobile insurance market by finding a replacement carrier, such as Proformance, that will agree to offer insurance coverage upon renewal of the withdrawing carriers’ policies. We have entered into four replacement carrier transactions and intend to opportunistically consider others if they meet our profitability and growth objectives.

      We distribute our products exclusively through licensed independent agents, many of whom are Partner Agents who have purchased a minimum of $50,000 of the common stock of NAHC. By reason of their ownership interest in NAHC, we believe that each Partner Agent has an incentive to provide us with more profitable segments of the personal and commercial lines business in New Jersey. None of our Partner Agents are selling shares of our common stock in this offering. We provide Partner Agents with advanced automation tools to reduce expenses, the opportunity to qualify as “Custom Agents” with the ability to perform some of the basic underwriting and claims processing for additional compensation, and eligibility to participate in our contingent commission program which is based upon the volume and the profitability of the business produced by the agent or agency. We believe that the Partner Agent system of distributing our products provides us with a sustainable strategic advantage as compared to our competitors in the areas of underwriting/risk selection and operating expense control.

      Proformance provides comprehensive packaged personal lines property and casualty insurance. Our packaged personal lines policy, which we call the “High Proformance Policy” or “HPP,” contains coverages for private passenger automobile, homeowners, personal excess (“umbrella”) liability, and personal specialty property lines insurance covering jewelry, furs, fine arts, cameras, electronic data process equipment, boats, yachts and other high value items. We believe that our packaged personal lines product provides several advantages over non-packaged alternatives, including administrative expense savings, lower loss ratios, increased customer convenience and higher policyholder retention. We plan to convert individual policies obtained through replacement carrier transactions or placed by our Partner Agents with other carriers into our HPP product.

      Proformance also offers commercial lines products, predominantly commercial automobile liability and physical damage for small to medium business “mainstreet” policyholders which we regard as high frequency/low severity risks. In 2003, commercial auto comprised 8.8% of our direct written premiums. It is part of our long-term strategy to increase our penetration of the “mainstreet” commercial market, which in New Jersey is largely controlled by independent agents. Based upon reports given to us by our Partner Agents, we believe they write an aggregate of approximately $2.8 billion of New Jersey property and casualty premiums per annum, of which approximately two-thirds is commercial lines. We currently write only approximately 5.3% of the total premiums placed by our Partner Agents. We intend to increase our share of our agents’ total business. In particular, we intend to increase the amount of commercial lines business we write for “mainstreet” policyholders by capturing a larger share of this business placed by our Partner Agents.

      Our non-insurance subsidiaries provide Proformance and third parties with a variety of services. Most of the services provided by our non-insurance subsidiaries generate fee-for-service income. Our non-insurance subsidiaries include:

•	Riverview, which provides case management and medical treatment cost containment to ensure cost-efficient service in the treatment of auto accident victims and reduced claims expenses for Proformance. Riverview is also a third party claims administrator providing claims handling services.

•	NAIA, which provides services to “orphan” policyholders no longer serviced by their independent agents and policyholders acquired as part of our replacement carrier transactions.

      Our other insurance subsidiary, Mayfair, was formed in 2003 as a Bermuda licensed reinsurance company (which is a company that assumes insurance risks underwritten by other insurers or reinsurers) to add underwriting capacity for Proformance in a favorable regulatory environment. Mayfair retrocedes premium (assumes the insurance risk) from third party reinsurers who have assumed insurance risks written by Proformance.

      For the year ended December 31, 2003 and the nine months ended September 30, 2004, Proformance and our other subsidiaries generated the following net income and revenues:

Net Income and Revenues

	Net Income		Revenues

	Year Ended	Nine Months	Year Ended	Nine Months
	December 31,	Ended	December 31,	Ended
	2003	September 30, 2004	2003	September 30, 2004

	($ in thousands)
Proformance Insurance Company	$18,304	$7,870	$163,566	$150,065
Riverview Professional Services, Inc.	846	617	3,695	3,739
National Atlantic Insurance Agency, Inc	1,209	1,668	2,574	3,102
Mayfair Reinsurance Company Limited	0	956	26	3,815
National Atlantic Holdings Corporation	(1,292)	(866)	5	2
Less intercompany eliminations	0	0	(6,191)	(10,121)

Total	$19,068	$10,245	$163,674	$150,601

      Our principal executive offices are located at 4 Paragon Way, Freehold, NJ 07728. Our telephone number is (732) 665-1100. Our internet address, which we share with Proformance, is www.proformanceinsurance.com.

Our Competitive Strengths

Summary

      We believe that we are well positioned to compete in our target market because of our core strengths:

•	our agency relationships;

•	our experienced, dedicated and knowledgeable management team;

•	our knowledge of the New Jersey insurance market and regulatory environment;

•	our ability to offer policyholders the convenience of our packaged High Proformance Policy;

•	our focus on reducing underwriting costs and claims expenses; and

•	our ability to take advantage of the services provided by our non-insurance subsidiaries.

     Our Agency Relationships

      Proformance distributes its products through licensed independent agents, primarily its Partner Agents. Partner Agents are our independent agents who have entered into an agency agreement and a share repurchase agreement and purchased common stock of NAHC with a minimum purchase price of $50,000. As of September 30, 2004, our Partner Agents owned in the aggregate approximately 38.7% of our outstanding common stock on a fully diluted basis. Following this offering our Partner Agents will own in the aggregate 18.7% of our outstanding common stock on a fully diluted basis (assuming no Partner Agents purchase shares in this offering). None of our Partner Agents are selling shares of our common stock in this offering. By reason of their ownership interest in NAHC, we believe that each Partner Agent has an incentive to provide us with its more profitable personal and commercial lines business in New

Jersey. We intend to continue requiring our agents to purchase shares of our common stock prior to selling our insurance products.

      In addition, in order to support our independent agents and enhance our relationships with them we:

•	provide our agents with a portfolio of property and casualty insurance products at what we consider to be competitive prices to help our agents address effectively the insurance needs of their clients;

•	offer commission schedules and profit sharing programs to our agents that we consider to be competitive;

•	deliver superior, more efficient service and support to our agents by providing them with a variety of technological resources; and

•	provide our agents with the opportunity to qualify as “Custom Agents” which enables them to perform some of the basic underwriting and claims processing associated with the business they produce for additional compensation.

      We work directly with our agents to be certain that the business they produce for us is consistent with our underwriting and risk selection objectives. Proformance has established a Peer Review Committee which currently consists of five of our independent agents who evaluate the performance of and deal with issues relating to our agents, in particular to ensure compliance with our underwriting guidelines and marketing plans. The Committee refers issues which it deems appropriate to management for review.

      Although we must compete with other insurance carriers for the business of these independent agents, we believe these measures will enable us to continue to capture a growing share of the total insurance business written by our Partner Agents (including both personal and commercial lines) which, based upon reports given to us by them, approximates $2.8 billion of New Jersey property and casualty premiums per annum.

     Our Experienced, Dedicated and Knowledgeable Management Team

      As of September 30, 2004, our executive management team owned in the aggregate approximately 33.8% of our outstanding common stock on a fully diluted basis. Following this offering our executive management team will own in the aggregate approximately 16.3% of our outstanding common stock on a fully diluted basis. None of our directors or officers are selling shares of our common stock in this offering. The executive management team, led by our Chairman and Chief Executive Officer, James V. Gorman, has an average of over 20 years of property and casualty insurance carrier experience. Our management team has demonstrated an ability to operate successfully within the regulated New Jersey property and casualty insurance market.

Our Knowledge of the New Jersey Market and Regulatory Environment

      We believe our knowledge of and experience with and the relationships we have developed in the New Jersey property and casualty insurance market provide us with an advantage over our competitors, especially large, national insurers not primarily focused on New Jersey. We have a thorough understanding of the insurance law and regulations of New Jersey and extensive knowledge concerning local judges and relationships with local legal and medical service providers and auto repair companies. We believe this knowledge and experience allows us to better evaluate the risks in the New Jersey marketplace and adjust claims at lower costs than our competitors. In addition, certain of our officers are members of the board of directors and the executive committee of the Insurance Council of New Jersey and we are a member of the Professional Insurance Agents Association of New Jersey.

      We believe our knowledge and experience in the New Jersey market has enabled us to successfully operate and expand our business in New Jersey while other insurers were withdrawing from or reducing their share in the New Jersey private passenger auto insurance market. The decision of other insurers to reduce their business in New Jersey provided us with the opportunity to enter into replacement carrier transactions to expand our market share and grow our business. Replacement carrier transactions allow insurers to withdraw from the New Jersey personal auto insurance market by finding a replacement carrier, such as Proformance, that will agree to offer insurance coverage upon renewal of the withdrawing carrier’s policies.

      We entered into replacement carrier transactions with Met P&C in 2003, Sentry Insurance in 2003, OCIC and OCNJ in 2001, and Kemper Insurance Company in 1995. See “Business — Recent Transactions.” Our replacement carrier transactions provided us with improved economies of scale and enabled us to increase capital and surplus while increasing premium volume at rates that cannot be achieved by organic growth of insurance policies sold on an individual basis. As opportunities arise, we will evaluate additional replacement carrier and other transactions which we determine to be consistent with our objectives.

Our Ability to Offer Policyholders the Convenience of Our Packaged High Proformance Policy

      Our primary insurance product is our High Proformance Policy. Our High Proformance Policy is a “packaged” product that may include deluxe homeowners, private passenger automobile, personal excess liability and personal inland marine insurance coverages. We believe customers are attracted to the convenience of buying all of their personal insurance coverages under one policy from one company. Our historical underwriting experience further indicates that the policyholders who purchase their auto and homeowners coverage from the same carrier are better risks than policyholders who purchase only one kind of coverage or the other.

      Many of our competitors do not offer a packaged policy. We believe that others have been slow to introduce package policies in New Jersey because it is difficult to convert a policy processing system designed to produce single coverage policies into a system that can handle packaged policies. However, our advanced technology and information systems allow us to efficiently convert single coverage policies into packaged policies. In addition, our systems enable us to provide our packaged policy customers with a single insurance statement that reflects all of the coverages we provide to them. We believe our ability to offer our customers the convenience of a packaged policy and a single insurance statement of all of their coverages gives us an advantage over our competitors.

Our Focus on Reducing Underwriting Costs and Claims Expenses

      We believe that our ability to operate efficiently and reduce underwriting costs and claims expenses enables us to price our products competitively and improve our profitability.

      We have dedicated significant human and financial resources to the development of advanced information systems and technology which are designed to maximize the efficiency with which we operate, particularly in working with our agents and delivering our products and services to our policyholders. We continue to develop technology that empowers our independent agents to make it easier for them to transact business with their clients and with our underwriters on a real-time basis. Of our 97 Partner Agents, approximately 74% have the ability through our proprietary systems to take authorized actions including receiving applications, quoting new policies, issuing and servicing policies and claims directly to customers. We provide certain agents with advanced automation tools to enable the agency to reduce the redundant operations associated with the personal lines policy production and servicing process. We believe that the use by us and our agents of our advanced automation and information systems enables us to operate more efficiently and reduce our underwriting costs.

      We believe that our ability to reduce claims expenses enables us to improve our profitability. We maintain a special investigative unit, which employs nine individuals responsible for identifying and investigating potential fraud and misrepresentation by claimants. All of our claims adjusters are carefully trained to identify certain factors in the claims handling process that indicate a potentially fraudulent claim or the presence of misrepresentation in the application or claims process. If a claims adjuster identifies any such factor, he or she is required to notify our investigative unit. A member of our investigative unit investigates the claim further to determine whether the claim is fraudulent or whether the claimant made a misrepresentation in the application or claims process. We believe the effectiveness of our investigative unit enables us to reduce our claims expenses by limiting the number of improper claims.

      In addition, as discussed below, Riverview’s cost-efficient service and management of the medical treatment of auto accident victims reduce our claims expenses.

Our Ability to Take Advantage of the Services Provided By Our Non-Insurance Subsidiaries

      We believe another one of our core strengths is our ability to take advantage of the services provided by our non-insurance subsidiaries. Proformance’s operations directly benefit from the unique aspects of Riverview’s cost efficient service and management of the medical treatment of auto accident victims and reduction of claims expenses. NAIA operates as a full service insurance agency that receives the same commission structure as our Partner Agents. In addition, rather than paying fees to third parties for similar services, we are able to retain that fee income within our holding company structure. Since the fee income is earned by non-insurance subsidiaries, the net after-tax income generated by these subsidiaries can be transferred by dividend to NAHC without the restrictions imposed under New Jersey’s insurance laws and regulations. See “Business — Supervision and Regulation.”

Our Growth Strategies

      Our goal is to grow our business and maximize shareholder value through the following strategies:

      Focusing on the New Jersey Market. We will continue to focus our business in the New Jersey property and casualty insurance market where we believe we are able to achieve a competitive advantage through our knowledge and expertise of the market and regulatory environment.

      Capturing a Larger Share of Our Agents’ Business. We intend to maintain and further develop our strong independent agent relationships by providing our agents with a broader portfolio of insurance products and technology services to enable us to capture a growing share of the total insurance business written by our agents. Based upon reports given to us by our Partner Agents, we believe they write an aggregate of approximately $2.8 billion of New Jersey property and casualty premiums per annum, of which approximately two-thirds is commercial lines. We estimate that we currently write approximately 5.3% of the aggregate business placed by our Partner Agents. We intend to expand that percentage. In particular, we intend to increase the amount of commercial lines business we write for small to medium business “mainstreet” policyholders by capturing a larger share of this business written by our Partner Agents.

      Converting Single Coverage Policies into Our Packaged Policies and Opportunistically Growing Our Business through Replacement Carrier Transactions. We intend to continue to grow our homeowners and non-auto businesses, principally by endorsing these additional coverages on policies which currently cover only automobile insurance, such as the policies transferred to us as part of the replacement carrier transactions, thereby converting those policies into our packaged High Proformance Policies. In addition, as opportunities arise we will enter into replacement carrier and other transactions which we determine are consistent with our objectives.

      Marketing the Services of Our Non-Insurance Subsidiaries to Third Parties. We intend to selectively market and sell to third parties the services provided by Riverview. These services will generate fee income to these non-insurance subsidiaries. We believe Riverview provides a unique approach to maintaining cost-efficient medical service and the management of medical treatment to reduce frivolous and potentially fraudulent claims. We believe the services of Riverview are especially marketable to those insurers with small New Jersey books of business who do not have access to these claims and cost-reduction services. We will market the services of NAIA to our agents who, in exchange for our services to the designated policyholders of that agent, will receive a commission from us lower than our normal commission.

Other Subsidiaries

      NAHC was formed on July 29, 1994 as a New Jersey corporation to serve as a holding company for Proformance. Proformance was formed as a New Jersey property and casualty insurance company on September 26, 1994. In addition to Proformance, our other operating subsidiaries are Riverview, NAIA and Mayfair.

Riverview Professional Services, Inc.

      In 2002, we formed Riverview Professional Services, Inc. to address the problem of sharply increasing costs for medical case management. We believe that appropriate and effective management of personal injury treatment is important to our success in the auto insurance industry. As a result, we created Riverview to provide Proformance with services relating to case management, medical treatment management, bill and code review and pre-certification and decision point review. Riverview is also a third party claims administrator that provides claims handling services.

      Riverview deals with auto accident victims’ medical providers and screens requests for medical treatment that it considers to be frivolous, non-compliant or potentially fraudulent. Riverview pre-certifies all medically necessary services related to auto accident insureds through qualified medical professionals and works on containing costs for its clients. We believe Riverview’s approach leads to a more cost-efficient service for the management of medical treatment of auto accident victims and reduces claims expenses for its clients. Riverview also has a staff of six in-house attorneys, allowing Riverview to handle claims-related litigation more efficiently and cost-effectively. Proformance pays Riverview an agreed upon flat fee per case handled.

      We recently began offering Riverview’s claim adjustment services to third parties. In June 2003, Riverview entered into a third party agreement to provide its services to AT&T on a countrywide basis. The agreement provides that Riverview will handle AT&T’s auto liability, auto physical damage and general liability claims. The agreement expired on October 15, 2004, although we anticipate renewing this agreement with AT&T. We believe that the unique and effective nature of Riverview’s services will enable it to selectively expand its business and provide its services to additional third parties on a competitive fee for service basis.

National Atlantic Insurance Agency, Inc.

      In 1995, we formed our insurance agency subsidiary, National Atlantic Insurance Agency, Inc. NAIA is a full service insurance agency that provides agency services to Proformance’s “orphan” policyholders no longer serviced by their independent agents. In addition, NAIA provides services to agents and/or policyholders acquired as part of our replacement carrier transactions discussed below. NAIA also provides services with respect to policyholders no longer receiving services from their agents of record. NAIA does not solicit new insurance customers except as required by New Jersey insurance laws and regulations.

      NAIA receives a standard rate of commission, similar to that received by our Partner Agents, in exchange for the services it provides. NAIA does not currently provide agency services with respect to any other property casualty business other than Proformance’s business, although we plan to market NAIA’s services to agents who wish to have NAIA service such agents’ customers.

Mayfair Reinsurance Company Limited

      On November 7, 2003 we formed Mayfair Reinsurance Company Limited in Bermuda to provide reinsurance on certain blocks of business. Mayfair is classified as a Class 3 reinsurer in Bermuda and received its reinsurance license on December 19, 2003 from the Bermuda Monetary Authority. Mayfair does not reinsure business directly from Proformance, but rather assumes business as a retrocessionaire from OdysseyRe, which is one of Proformance’s reinsurers. We believe that this arrangement with OdysseyRe and Mayfair will promote effective protection of Proformance’s surplus, manage premium to surplus leverage to improve Proformance’s A.M. Best rating, and position Proformance to underwrite better segments of the personal and commercial lines business in New Jersey. We believe that this strategy will enable us to retain some of the profits on the reinsurance business ceded within the consolidated group as opposed to passing all of those profits to third party reinsurers.

      We anticipate that Mayfair may provide small reinsurance facilities to other similarly situated single-state or small regional personal lines carriers which may provide us with profitable business opportunities.

Niagara Atlantic Holdings Corporation

      We own an 80% interest in Niagara Atlantic Holdings Corporation, a New York corporation. Niagara Atlantic was formed in December 1995 as a holding company for the purpose of executing a surplus debenture and service agreement with Capital Mutual Insurance Company. On June 5, 2000, Capital Mutual Insurance Company went into liquidation and is currently under the supervision and control of the New York State Insurance Department. Through loan guaranties, we lost approximately $3.0 million in connection with our investment in Niagara Atlantic. As of the date of this prospectus, Niagara Atlantic is an inactive subsidiary.

The New Jersey Property and Casualty Insurance Market

Regulatory Environment

      Proformance is licensed by the Commissioner to transact property and casualty insurance in New Jersey. All of Proformance’s business is extensively regulated by the Commissioner, as described below and elsewhere in this prospectus.

New Jersey Market for Private Passenger Automobile Insurance

      Private passenger automobile insurance is heavily regulated in New Jersey. In many respects, the private passenger automobile insurance market in New Jersey is unique, in comparison with other states. This is due to a number of factors, including unusual regulatory conditions such as the “take all comers” requirement and the Automobile Insurance Urban Enterprise Zone (UEZ) Program. For many insurance companies, these factors present substantial challenges, but we believe they give us a competitive advantage because of our thorough understanding of this market and our ability to take advantage of opportunities available under the law.

Recent and Proposed Legislation

      In 1990, the New Jersey legislature adopted the Fair Automobile Insurance Reform Act of 1990, which we refer to as the FAIR Act, which, among other things, restricted the ability of insurance companies to refuse automobile insurance applicants and restricted their right to non-renew existing policies. In response to the FAIR Act, many insurance companies withdrew from or reduced their market share in the New Jersey automobile insurance market.

      By the mid-1990’s, the FAIR Act was deemed insufficient to meet the needs of the marketplace. Auto insurance rates had become a major political issue, and the New Jersey legislature passed the Automobile Insurance Cost Reduction Act of 1998, which we refer to as the AICRA.

      AICRA attempted to control consumer costs by cutting auto rates by 15% across the board. The loss of premiums to insurance carriers was to be made up by implementing strict measures to reduce insurance fraud and abuse, especially in the areas of vehicle repair and medical case management. Although the industry noted an increase in the efforts of the state’s law enforcement personnel to combat insurance fraud, the impact of AICRA on the profitability of carriers was viewed by the automobile insurance industry in New Jersey as being largely negative.

      Recently, the New Jersey Department of Banking and Insurance proposed certain amendments to its personal auto insurance regulations. Under the proposed regulations, New Jersey insurance companies, such as Proformance, would be permitted to raise rates for certain drivers above limitations that are currently in place and lower rates for certain other drivers. In addition, the proposed regulations would permit insurance companies to use their own data to develop rating maps. The proposal would permit up to 50 rating territories across New Jersey compared to the 27 territories now recognized in New Jersey. There can be no assurance that the proposed regulations will be adopted, nor can we be certain how these regulations, if adopted, would impact our operations.

New Jersey Automobile Insurance Competition & Choice Act

      On June 9, 2003, the New Jersey Automobile Insurance Competition & Choice Act, which we refer to as the AICC Act, was signed into law by the Governor of New Jersey to address the issues of auto insurance availability and capacity. The new legislation was designed to attract competition in the New Jersey auto insurance market, and to provide consumers with coverage choices. Pursuant to the AICC Act, the following regulatory changes have been adopted.

      Rate Increases. The AICC Act improves the ability to achieve rate increases with respect to private passenger automobile insurance in a more timely fashion. The AICC Act increases the annual “expedited” rate filing threshold from 3% per annum to 7% per annum. The AICC Act shortens the time periods for the Commissioner to issue a decision with respect to an insurer’s proposal to increase rates by up to 7%. For a proposed rate increase of up to 3%, the Commissioner must issue a decision within 30 days after receipt of the filing. For a proposed rate increase of more than 3%, but not more than 7%, the Commissioner must issue a decision within 45 days after receipt of the filing.

      Excess Profits. Each insurer in New Jersey is required to file an annual report which includes a calculation of statutory profits on private passenger automobile business. If the insurer has excess statutory profits as determined by a prescribed formula, the insurer is required to submit a plan for the approval of the Commissioner to refund or credit the excess profits to policyholders. Prior to the AICC Act, the calculation of statutory profits was based on the three-year period immediately prior to the report, and the amount of actuarial gain an insurer could report without being considered to have excess profits was limited to 2.5% of its earned premium with actuarial gain defined as underwriting income minus 3.5% of earned premium. The AICC Act extended the time period for the calculation of statutory profits from three years to seven years to take into account market fluctuations over a longer period of time. The AICC Act also changed the basis for determining actuarial gains from earned premium to policyholder surplus. The term actuarial gain now means underwriting income minus an allowance for profit and contingencies (which shall not exceed 12% of policyholder surplus). The Commissioner is authorized to adjust this percentage biennially. As of December 31, 2003, we did not exceed the excess profit threshold in respect of any prior lookback period.

      “Take All Comers” Requirement. The AICC Act phases out the “take all comers” requirement over five years, to become inoperative on January 1, 2009. Also, the AICC Act exempts insurers from the “take all comers” requirement in those rating territories that the insurer has increased its private passenger auto insurance non-fleet exposures by certain amounts. The exemption criteria are applied every six months to determine if the insurer remains exempt. Insurers that increased their private passenger auto insurance non-fleet exposures in a rating territory by 5% during the one-year period ending on January 1, 2004 are exempt from the “take all comers” requirement in that rating territory for the subsequent six-month period, at which time the 5% standard is applied to determine if the insurer remains exempt. Insurers that increase their private passenger auto insurance non-fleet exposures in a rating territory by the following amounts will also be exempt from the “take all comers” requirement in that rating territory, subject to review every six months: 4% in the one-year period ending January 1, 2005, 3% in the one-year period ending January 1, 2006, 2% in the one-year period ending January 1, 2007, and 1% in the one-year period ending January 1, 2008. As of the date of this prospectus, Proformance has filed with the New Jersey Department of Banking and Insurance its required certification indicating it is exempt from the “take all comers” provision in 11 of the 27 rating territories as it has satisfied the foregoing criteria.

      Tier Rating. Under the tier rating system used to determine rates, drivers are assigned to different rating tiers according to driving history and other risk characteristics including, among others, driving record characteristics, experience and type of car. The tier rating system requires insurers to take into account the entire record of the consumer, rather than penalizing drivers for accidents and department of motor vehicle violations. Each insurer creates tiers based on the risk characteristics that are important to it, which vary from insurer to insurer. By establishing tiers, each insurer is able to target the risks which it prefers to underwrite. Proformance’s tiering system seeks to charge low rates to good drivers and higher rates to drivers with poor driving records.

      Unsatisfied Claim and Judgment Fund. The Unsatisfied Claim and Judgment Fund was created to pay claims of victims of hit and run or uninsured motor vehicle accidents and to reimburse insurers when medical expense benefits exceed $75,000 per person per accident. The AICC Act eliminates reimbursement to insurers for medical claims in excess of $75,000 for policies issued on or after January 1, 2004. The administration of these claims will be transferred from the Unsatisfied Claim and Judgment Fund to the New Jersey Property-Liability Insurance Guaranty Association, a private, nonprofit entity. This change is beneficial to us as the cost of this facility to Proformance has historically exceeded its benefits to Proformance.

      Insurance Fraud Detection Reward Program. In an effort to enable efficient prosecution of fraud against insurance companies, the AICC Act establishes the crime of “insurance fraud” to criminalize the harmful conduct. To provide the public with incentives to come forward regarding reasonable suspicion or knowledge of insurance crimes, the AICC Act also establishes the Insurance Fraud Detection Reward Program to obtain information from the public.

      Insurance Scenarios. Starting in 2004, every insurer must provide each new applicant seeking automobile insurance, and each insured upon request, with three premium scenarios illustrating the effect of different coverage choices. Insurers are required to explain how each choice may affect costs and benefits in the event of an accident.

Automobile Insurance Urban Enterprise Zone Program

      The Automobile Insurance Urban Enterprise Zone Program is an effort by the State of New Jersey to increase the availability of insurance and decrease the number of uninsured motorists in urban areas. New Jersey law requires each insurer to have its share of business in designated “urban enterprise zones” across the state equal to its proportionate share of the auto insurance market in the state as a whole. If an insurer does not achieve its quota, it is assigned business by the state to fill the quota. Proformance currently satisfies its quota in each urban enterprise zone primarily as a result of voluntary business it writes and the influx of policies from our replacement carrier transactions.

Personal Automobile Insurance Plan

      The Personal Automobile Insurance Plan, or PAIP, is a plan designed to provide personal automobile coverage to drivers unable to obtain private passenger auto insurance in the voluntary market and to provide for the equitable assignment of PAIP liabilities to all licensed insurers writing personal automobile insurance in New Jersey. We may be assigned PAIP liabilities by the state in an amount equal to the proportion that our net direct written premiums on personal auto business for the prior calendar year bears to the corresponding net direct written premiums for all personal auto business written in New Jersey for such year. For the year ended December 31, 2003, the Company was assigned $8,977,000 of liabilities by the State of New Jersey under the PAIP.

      The State of New Jersey allows property and casualty companies to enter into Limited Assignment Distribution (LAD) agreements to transfer PAIP assignments to another insurance carrier approved by the State of New Jersey to handle this type of transaction. The LAD carrier is responsible for handling all of the premium and loss transactions arising from the PAIP assignments. In turn, the buy-out company pays the LAD carrier a fee based on a percentage of the buy-out company’s premium quota for a specific year. This transaction is not treated as a reinsurance transaction on the buy-out company’s books but as an expense. In the event the LAD carrier does not perform its responsibilities, we will not have any further liability associated with the assignments.

      We have entered into LAD agreements with Clarendon National Insurance Company and Auto One Insurance Company pursuant to which we transfer to them the PAIP liabilities assigned to us by the state. Each of Clarendon National Insurance Company and Auto One Insurance Company writes and services the business in exchange for an agreed upon fee. Upon the transfer, we have no liabilities with respect to such PAIP business.

Commercial Automobile Insurance Plan

      The Commercial Automobile Insurance Plan, or CAIP, is a plan similar to PAIP, but involving commercial auto insurance rather than private passenger auto insurance. Private passenger vehicles cannot be insured by CAIP if they are eligible for coverage under PAIP or if they are owned by an “eligible person” as defined under New Jersey law. We are assessed an amount in respect of CAIP liabilities equal to the proportion that our net direct written premiums on commercial auto business for the prior calendar year bears to the corresponding net direct written premiums for commercial auto business written in New Jersey for such year.

      Proformance records its CAIP assignment on its books as assumed business as required by the State of New Jersey. For the years ended December 31, 2003 and 2002, Proformance has been assigned $2,041,173 and $3,113,098 of premiums and $810,092 and $1,355,445 of losses, respectively, by the State of New Jersey under the CAIP.

New Jersey Automobile Insurance Risk Exchange

      The New Jersey Automobile Insurance Risk Exchange, or NJAIRE, is a plan designed to compensate member companies for claims paid for non-economic losses and claims adjustment expenses which would not have been incurred had the tort limitation option provided under New Jersey insurance law been elected by the injured party filing the claim for non-economic losses. Our participation in NJAIRE is mandated by the New Jersey Department of Banking and Insurance. As a member company of NJAIRE, we submit information with respect to the number of claims reported to us that meet the criteria outlined above. NJAIRE compiles the information submitted by all member companies and remits assessments to each member company for this exposure. The assessments we receive from NJAIRE, are calculated by NJAIRE based upon the information submitted by all member companies and represents our percentage of the industry-wide total exposure for a specific reporting period. We have never received compensation from NJAIRE as a result of our participation in the plan. The assessments that we received required payment to NJAIRE for the amounts assessed.

      For the year ended December 31, 2003, we were assessed $518,018 by NJAIRE and for the nine months ended September 30, 2004, we were assessed $3,291,858. We record the liability associated with NJAIRE assessments based upon the actual assessments or, absent a current assessment at the time of reporting, we estimate the liability based upon the most recent quarterly assessment we received as mandated by NJAIRE guidelines. The amount we were assessed for the nine months ended September 30, 2004 as compared to the amount we were assessed for the year ended December 31, 2003 increased because the amounts we were assessed in 2004 included a “true up” settlement in the amount of $1,413,336 with respect to 2003. This “true-up” resulted from a significantly higher percentage of those insureds who chose to accept our renewal offer of coverage and elected the zero tort threshold in connection with the Ohio Casualty replacement carrier transaction. Approximately 17% of Ohio Casualty insureds elected zero tort threshold in 2003 compared to 6% of our traditional insureds electing the zero tort threshold in the same period. Therefore, our assessment adjusted for the “true-up” was $1,931,354 for the year-ended December 31, 2003 compared to our assessment for the nine months ended September 30, 2004 of $1,360,504. This relationship of the amounts we were assessed for the year-ended December 31, 2003 and for the nine months ended September 30, 2004 is consistent with our growth in our auto exposures during each of those periods.

Recent Transactions

Ohio Casualty Replacement Carrier Transaction

      On December 18, 2001, NAHC and Proformance entered into a transaction with OCNJ pursuant to which OCNJ transferred to Proformance the obligation to renew all of OCNJ’s private passenger automobile business written in New Jersey and OCNJ ceased writing private passenger automobile insurance in the State of New Jersey. As part of the withdrawal, Proformance became the replacement carrier for all of OCNJ’s private passenger auto insurance policies. OCNJ retained all rights and responsibilities related to the policies it issued. Proformance offered renewal policies to all eligible OCNJ policyholders.

      In connection with the transaction, OCNJ paid Proformance $41,100,000, of which $500,000 was paid at the contract date and $40,600,000 was paid in twelve equal monthly installments of $3,833,333, with the first payment due on March 18, 2002. In connection with this transaction, OCIC acquired a 19.71 percent interest (at the time of the transaction) in NAHC by purchasing 867,955 shares of Class B nonvoting common stock. We valued the stock issued as part of the transaction at $13,500,000, based on a valuation performed for us as of January 1, 2002. The remaining $27,600,000 was earned evenly as replacement carrier revenue over the twelve month period beginning on March 18, 2002. Further, OCNJ may be required to pay to Proformance up to an additional $15,600,000 in the aggregate to maintain a premium-to-surplus ratio of 2.5 to 1 on the renewal business. A calculation of the premium-to-surplus ratio is made annually to determine the amount of the additional payment, if any, for such year. The $15,600,000 conditional guaranty will expire on December 18, 2004. We received payments of $2,521,000 on June 25, 2004 and $4,299,000 on July 14, 2004 for a total of $6,820,000 from OCNJ pursuant to this requirement. Proformance entered into a non-competition agreement with OCIC that prohibits Proformance from writing any commercial lines insurance policy until December 31, 2004 where the expiring policy was issued by Ohio Casualty Group.

      As required under the December 18, 2001 agreement, on August 1, 2003, NAHC conducted a private offering of its nonvoting common stock. The offering was made only to former personal automobile agents of OCNJ, who met certain eligibility requirements as determined by NAHC’s board of directors. In connection with the offering, NAHC issued nonvoting common stock for an aggregate price of $2,500,000.

      Also, as part of the transaction, NAHC, James V. Gorman and OCIC entered into an Investor Rights Agreement, dated as of December 18, 2001, which sets forth certain rights of OCIC with respect to its shares of NAHC. See “Certain Relationships and Related Party Transactions — Investor Rights Agreement.”

      As part of the transaction, Proformance issued approximately 67,000 private passenger auto policies to OCNJ policyholders in New Jersey. Based on filings with the New Jersey Department of Banking and Insurance at the time of the transaction, we estimated that the Proformance underwriting standards would result in an overall rate increase of 16.8% to the OCNJ policyholders over three years, primarily attributable to increases in the rating factors of the less attractive drivers. As of the three-year anniversary of the transaction, Proformance had retained approximately 60% of the OCNJ policyholders. Proformance’s loss ratio for the period ended December 31, 2003 was 14% better than the experience that OCNJ reported to us they had in New Jersey private passenger auto prior to the transaction.

      On July 10, 2004, we entered into an agreement with OCNJ and OCIC pursuant to which we agreed to include OCIC as the selling shareholder in this offering and to use commercially reasonable efforts to facilitate the sale by OCIC of shares of common stock of NAHC owned by OCIC that have an aggregate value equal to at least 10% of the aggregate value of all shares of common stock sold by NAHC and OCIC in this offering. In exchange for the foregoing, OCIC agreed to waive any rights it has, had or may have under the Investor Rights Agreement to require us to redeem all of its shares of NAHC common stock as provided in that agreement. OCIC also executed a 180-day lock-up agreement in connection with this offering as described below in “Underwriting.”

      Following expiration of the 180-day lock-up period, we agreed to use commercially reasonable efforts to facilitate a secondary public offering in which OCIC will sell its shares of NAHC common stock not sold as part of this offering. In lieu of a secondary offering, we and OCIC may mutually agree that OCIC shall sell to us an amount of NAHC common stock owned by OCIC which are not sold as part of this offering, the aggregate market value of which is equal to any additional amounts then due Proformance under the provision concerning maintenance of a 2.5 to 1 premium-to-surplus ratio on the renewal business of the Replacement Carrier Agreement. Upon the transfer by OCIC of its shares of NAHC common stock to us, OCNJ shall have no further obligation under such provision, except to the extent that the aggregate market value of the shares transferred to us is less than the amount due Proformance, in which case, OCNJ shall pay Proformance cash in the amount of such shortfall.

      In addition, subject to certain exceptions, we have granted OCIC the right, on three occasions following the expiration of the 180-day lock-up period relating to this offering, to demand that we file a registration statement with respect to the resale by OCIC of any shares of NAHC common stock owned by OCIC which are not sold as part of this offering.

Sentry Insurance Replacement Carrier Transaction

      On October 21, 2003, Proformance consummated a replacement carrier transaction with Sentry Insurance, a Wisconsin mutual company. Sentry Insurance agreed to not renew its personal lines insurance business in New Jersey upon policy expiration dates and Proformance agreed to offer replacement policies with substantially similar coverages and rates to the non-renewed Sentry Insurance policyholders, and to be responsible for any statutory or regulatory obligations that flow from the transfer of the business.

      Sentry Insurance also agreed to support the business renewed by Proformance as a result of this transaction by paying Proformance $3,500,000, paid in four equal installments. In addition, in the event that the premium-to-surplus ratio for the Sentry Insurance business written by Proformance exceeds 2.5 to 1 during a specified period, Sentry Insurance is obligated to pay to Proformance such additional sums of money as necessary, up to an aggregate limit of $1,250,000, to reduce the premium-to-surplus ratio for the Sentry Insurance business written by Proformance to not less than 2.5 to 1. As of the date of this prospectus we have determined that no amount is currently recoverable.

      As part of the transaction, NAIA agreed to provide general agency services to the transferred Sentry Insurance customers.

Metropolitan Property and Casualty Replacement Carrier Transaction

      On December 8, 2003, NAHC and Proformance consummated a replacement carrier transaction with Met P&C pursuant to which Met P&C agreed to not renew its personal lines insurance business (except for the Specialty Vehicle Automobile Program) produced by independent agents in New Jersey upon normal policy expiration dates and Proformance agreed to offer replacement policies with substantially similar coverages and rates to the non-renewed Met P&C policyholders, and to be responsible for any statutory or regulatory obligations that flow from the transfer of the business.

      Pursuant to their agreement, Proformance offered all agents terminated by Met P&C as a result of this transaction, full or limited agency contracts with Proformance under terms and conditions no less favorable than the terms and conditions of such agents’ contracts with Met P&C.

      As part of this replacement carrier transaction, Proformance agreed, with respect to any Met P&C policy renewed by Proformance pursuant to this transaction, not to impose an overall rate increase greater than 15% per year for three years subject to a maximum aggregate rate increase of 52%. Met P&C agreed to support the business renewed by Proformance by making a payment (on an after-tax basis) to Proformance totaling $6,660,000 which was paid at closing. In addition, at closing Met P&C purchased nonvoting common stock of NAHC for $10,000,000.

      In connection with the Met P&C replacement carrier transaction, Met P&C and NAHC entered into a share repurchase agreement, dated as of December 8, 2003. See “Certain Relationships and Related Party Transactions — Metropolitan Property and Casualty Share Repurchase Agreement.”

Products

High Proformance Policy

      We attempt to attract and retain policyholders who are better insurance risks with a “packaged” insurance product, which we refer to as the “High Proformance Policy” or “HPP.” HPP is a comprehensive and differentiated policy which may contain the following property and casualty coverages purchased by individuals:

•	private passenger automobile insurance, including bodily injury and property damage liability, uninsured motorist coverage, personal injury protection, extended medical payments, comprehensive fire and theft, collision, rental reimbursement, towing and labor, and miscellaneous electronic device and mobile telephone coverages;

•	homeowners and condominium insurance coverage, including various endorsements for extended coverage for eligible property and liability exposures;

•	personal excess (“umbrella”) liability insurance as an additional line of coverage; and

•	personal specialty property lines covering jewelry, furs, fine arts, cameras, electronic data process equipment, boats, yachts and other high value items.

      The target market for our HPP is middle income and upper-middle income applicants. We believe customers will continue to be attracted to the convenience of buying all of their personal insurance coverages under one policy from one company, and the benefit of comprehensive coverage designed not to leave gaps or create overlaps in coverage. We believe this design enhances our renewal retention, provides convenient premium payment and improves our loss ratios. Our historical underwriting experience further indicates that the policyholders who purchase their auto and homeowners coverage from the same carrier are better risks than policyholders who purchase only one kind of coverage or the other.

      Policyholders may purchase HPP coverage that initially includes only either the private passenger automobile coverage or the homeowners coverage. The policyholder may add the other coverages at their convenience as their existing policies for this other coverage expire. Many of our competitors do not offer a packaged policy and of the few who do, they do not offer the flexibility of sequentially adding coverage during the life of the policy. We believe that others have been slow to introduce packaged policies in New Jersey because they are trying to reduce market share and because it is difficult to convert a policy processing system designed to handle single coverage policies into a system that can handle packaged policies.

      Our HPP coverage excludes mold, mildew and pollution.

Other Products

      We also offer commercial lines insurance products including commercial automobile, commercial general liability, and commercial excess liability. Specifically, we underwrite commercial automobile liability and physical damage and commercial inland marine for risks insuring up to ten vehicles. In addition, we offer commercial liability, commercial inland marine and commercial excess liability to our commercial automobile policyholders. Predominantly, Proformance underwrites commercial automobile liability and physical damage for small to medium business “mainstreet” policyholders which we regard as high frequency/low severity risks.

      We have recently initiated underwriting of a new commercial line of business designed to insure commercial property exposures on an “all risk” basis. We have just commenced this effort and have no business written as of the date of this prospectus, nor do we expect to have material amount of this business in the foreseeable future.

      The table below shows our direct written premiums in each of our product lines for the periods indicated and the portions of our total direct written premiums each product line represented.

	Years Ended December 31,						Nine Months Ended September 30,

Direct Written Premiums	2001		2002		2003		2003		2004

	($ in thousands)
Private passenger auto	$26,813	53.9%	$87,757	76.6%	$135,859	83.3%	$100,461	83.3%	$130,908	84.6%
Commercial auto	13,452	27.0	15,775	13.8	14,402	8.8	10,638	8.8	11,407	7.4
Homeowners	7,322	14.7	7,959	6.9	9,579	5.9	6,974	5.9	10,386	6.7
Other liability	2,170	4.4	3,132	2.7	3,338	2.0	2,539	2.0	2,095	1.3

Total	$49,757	100.0%	$114,624	100.0%	$163,179	100.0%	$120,612	100.0%	$154,797	100.0%

      An emerging issue in the insurance industry is mold liability and property coverage under homeowners and similar property-related policies. Property damage as a result of mold is uncommon in New Jersey, unlike in the southern sections of the United States, most notably Texas. Although our High Proformance Policies exclude mold coverage, some of our other products include such coverage. Generally, insurance policies exclude mold coverage unless it is the result of a covered loss. In the prior two years, we are aware of 10 claims under our policies, totaling less than $25,000 that involve mold liability as a result of a covered loss.

Distribution

Independent Agent Relationships

      We distribute our products exclusively through licensed and contracted independent agents. All of our agents have entered into agency agreements. We have two types of independent agents, Partner Agents and Replacement Carrier Service Agents.

Partner Agents

      Our Partner Agents are our independent agents who have purchased NAHC common stock with a minimum purchase price of $50,000. As of September 30, 2004, our Partner Agents owned in the aggregate approximately 38.7% of our outstanding common stock on a fully diluted basis. Following this offering, our Partner Agents will own in the aggregate approximately 18.7% of our outstanding common stock on a fully diluted basis (assuming no Partner Agents purchase shares in this offering). None of our Partner Agents are selling shares of our common stock in this offering. By reason of their ownership interest in NAHC, we believe that each agent has an incentive to provide us with more profitable segments of the personal and commercial lines business in New Jersey. We believe this gives us a competitive advantage in the market. Currently, there are 97 Partner Agents in 119 locations who enjoy the privileges of producing new and renewal insurance business in all of Proformance’s product lines of business and are paid a standard commission. We intend to continue requiring our agents to purchase shares of our common stock prior to selling our insurance products.

      Our Partner Agents service their customers through established agencies in their local communities. The majority of the agencies of our Partner Agents have been established for more than 30 years, with the greatest concentration in the 30-50 year range. Based on information provided to us by our Partner Agents, the majority of our Partner Agents have in recent years produced $5 to $50 million of direct written premiums a year for all insurance companies which they represent. In 2003, our Partner Agents generated more than 85% of our total direct written premiums.

      We provide Partner Agents with advanced automation tools to enable them to reduce the redundant operations associated with the personal lines policy production and servicing process. In addition, 72 Partner Agents have qualified for the elite “Custom Agent” designation enabling these agents to perform some of the basic underwriting and claims processing for additional compensation, thereby reducing our operating expenses. The Custom Agent’s underwriting activities are subject to review by our underwriting department and our Peer Review Committee.

      All Partner Agents are eligible to participate in our Partner Agents’ profit sharing plan providing annual incentives based primarily on profit benchmarks as well as growth and product mix of the business produced by each Partner Agent. We believe that the Partner Agent system of distributing our products provides us with a sustainable strategic advantage as compared to our competitors in the areas of underwriting/risk selection and operating expense control.

Replacement Carrier Service Agents

      Replacement Carrier Service Agents are those independent agents who became associated with Proformance through replacement carrier transactions, such as the Ohio Casualty replacement carrier transaction. Currently, there are approximately 168 Replacement Carrier Service Agents located in New Jersey. We converted 50 Replacement Carrier Service Agents who were former OCNJ agents to Partner Agent status in connection with our private offering of NAHC common stock in 2003. We may offer additional Replacement Carrier Service Agents the opportunity to become Partner Agents in the future. In compliance with state regulations, Replacement Carrier Service Agents are paid the same rate of basic commission as they were paid by the ceding carrier. Replacement Carrier Service Agents do not enjoy Proformance’s standard Partner Agent commission levels, nor do they operate with any of the advanced automation tools available to the Partner Agents.

      We classify our Replacement Carrier Service Agents as “Active” Replacement Carrier Service Agents, or Active RCS Agents, and Non-Active Replacement Carrier Service Agents, or Non-Active RCS Agents. We have 27 Active RCS Agents and 141 Non-Active RCS Agents located in New Jersey. Generally, we recognize a single location for each of our Replacement Carrier Service Agents. Active RCS Agents have entered into a limited agency agreement with Proformance and are authorized to write renewals and selective endorsements of private passenger auto business. Proformance can discontinue new personal auto business production by any Active RCS Agent, with or without cause, with 90 days advance written notice to the Active RCS Agent. Non-Active RCS Agents are authorized to provide limited agency services to the transferred policyholders, but are not authorized to produce any new business for Proformance.

Agency Agreements

      All of our Partner Agents have entered into Partner Agent agency agreements which define the duties and obligations of Proformance and each Partner Agent. Under the agency agreement, an agent who is a licensed New Jersey insurance agent agrees to purchase shares of NAHC common stock and become an independent contractor selling Proformance’s products in exchange for commissions. The agency agreement can be terminated by either party upon 90 days’ written notice and will automatically terminate if the insurance agent loses its license, sells its business (provided, that Proformance, may at its discretion, offer an agency agreement to the successor if it meets its suitability requirements) or in the event of fraud, insolvency, abandonment, gross negligence or willful misconduct of the agent.

Share Repurchase Agreements

      All Partner Agents are also required to enter into a share repurchase agreement with NAHC. Each share repurchase agreement restricts the Partner Agent’s transfer of shares. The Partner Agent may not transfer the shares for a period of two years from the date of the share repurchase agreement without NAHC’s prior written consent, which consent may be withheld in NAHC’s sole discretion. If subsequent to the two-year holding period, the Partner Agent desires to transfer shares to a third party, NAHC has the priority right to purchase all or any portion of the shares from the Partner Agent at the price and pursuant to the terms set forth in the share repurchase agreement. If such shares are not purchased by NAHC, the Partner Agent is free for a period of six months to transfer all of his or her shares. In the event that the agency agreement is terminated for any reason, including by reason of breach, default, voluntary termination by the agency or voluntary termination by Proformance, the Partner Agent is obligated to offer the shares for sale to NAHC. If the shares are not purchased by NAHC, the Partner Agent is free to transfer the unpurchased shares for a period of six months.

      All shares which are subject to repurchase by NAHC may be repurchased at a price equal to the greater of (i) the book value of the shares and (ii) the purchase price of the shares as of the date of the original acquisition of the shares by the Partner Agent. In the event the repurchase of shares by NAHC is due to a termination of the agency agreement as a result of default by the agent, agency’s loss of license, fraud, abandonment, insolvency, gross negligence or willful misconduct by the Partner Agent, then the purchase price shall be the lesser of (i) and (ii) above.

      Each share repurchase agreement terminates five years from the date of its execution. Following termination, NAHC retains a right of first refusal with respect to a Partner Agent’s shares which obligates the Partner Agent to offer to NAHC the right to purchase any shares which the Partner Agent desires to transfer to any third party, on the same terms as offered to such third party.

Peer Review Committee

      Proformance has established a Peer Review Committee which monitors the underwriting and risk selection activities of Partner Agents. The Peer Review Committee currently consists of five Partner Agents. The members of the Committee generally serve for one-year terms and are appointed by Proformance’s senior management team. It is our expectation that all Partner Agents will have the opportunity to serve on the Committee at some point. The Committee evaluates the performance of the Partner Agents to ensure compliance with our underwriting guidelines and marketing plans and can refer any issues to management of Proformance. Management of Proformance further evaluates the issues and can take certain actions regarding the Partner Agent under review, including, but not limited to, terminating the Partner Agent and forcing the sale of NAHC’s stock back to NAHC pursuant to the terms of the share repurchase agreement. At each meeting of the Board of Directors of Proformance, the Committee reports any meetings it has held and any actions it has taken. The Committee met twice in 2003 and has met once in 2004 as of the date of this prospectus.

Marketing

Strategy

      We believe that in the New Jersey personal lines property and casualty insurance industry there is a strong relationship between the policyholder and the independent agent. Therefore, we view the independent agents as our customers. Based on data of A.M. Best, we estimate that more than half of the property and casualty insurance direct written premiums in the State of New Jersey in 2003 were written through agency channels. As a result, our marketing efforts focus on developing strong interdependent relationships with our Partner Agents and providing them with the resources to write profitable business. We believe that our ability to develop strong and mutually beneficial relationships with our agents is paramount to our success and will enable us to capture a larger portion of our agents’ aggregate business.

      Our principal marketing strategies are:

•	To offer a range of products, which we believe enables our agents to meet the insurance needs of their clients who meet our target criteria;

•	To price our products competitively, including offering discounts when and where appropriate for policyholders seeking to place all of their primary property and casualty insurance coverage with one carrier;

•	To offer agents competitive commissions, with incentives for placing their more profitable business with us; and

•	To provide a level of support and service that enhances the agents’ ability to do business with their clients and with us while reducing operating costs, providing us with an ability to maintain our competitive pricing position.

Agent Commissions and Incentive Plans

      We employ several programs designed to compensate and provide incentives to our Partners Agents to produce increasing volumes of profitable business for us.

•	Agent Commission Rates. We pay agent commissions on new and renewal business which we believe are competitive in our marketplace.

•	Partner Agents’ Profit Sharing Plan. Our Partner Agents’ profit sharing plan rewards our Partner Agents by providing annual incentives based primarily on profit benchmarks as well as growth and product mix of the business produced by each Partner Agent.

•	Custom Agency Plan. Our Custom Agents are our Partner Agents that participate in the Custom Agency Plan. The Custom Agency Plan enables Custom Agents to perform some of the basic underwriting, claims processing and other functions for additional compensation. Currently, approximately 74% of our Partner Agents participate in the Custom Agency Plan.

•	Volume Incentives. We often provide qualifying Partner Agents with volume incentives. We negotiate volume incentives with Partner Agents individually, which we generally use to promote specific new business. We employ various volume incentive strategies, such as commission overrides and fee payments per application.

•	Investment Incentive. All of our Partner Agents are shareholders of NAHC. By reason of their ownership interest in NAHC, we believe that each agent has an incentive to provide us with more profitable segments of the personal and commercial lines business in New Jersey.

     Service and Support

      We believe that the level and quality of service and support we provide to our agents helps differentiate us from other insurers. First, we currently have three field representatives that monitor and assist our agents. In addition, we provide our agents with software applications along with programs and services designed to strengthen and expand their marketing, sales and service capabilities. Our Custom Agency Plan allows certain agencies to sell new or service existing policyholders in a real-time environment by providing the agents with certain access to our underwriting, claims and policy information. We believe that the array of services we offer to our agents adds significant value to their business and enhances their capabilities. We are an Associate Member of the Professional Insurance Agents Association of New Jersey, and we support the Independent Insurance Agents and Brokers of New Jersey.

Underwriting

General

      Our underwriting department currently consists of 16 underwriters who are supported by underwriting assistants and other policy administration personnel. The underwriting department is responsible for pricing of our policies, management of the risk selection process and monitoring of our various books of business. Our underwriting department has two divisions, one for our personal lines business and one for our commercial lines business. Our personal lines underwriting division consists of seven teams. Each team services designated independent agencies on a rotating basis.

     Agent Underwriting Authority

      Our Custom Agents are equipped with advanced automation tools to enable the agency to perform the initial underwriting services. Agents are provided access to an electronic version of our underwriting manuals, which include updated guidelines for acceptable risks, commission levels and product pricing. This process enables our agents to perform certain underwriting and administrative services on our behalf thereby reducing our operating expenses.

      The underwriting activities of the Custom Agents are reviewed by our underwriting department on a daily basis. The software employed by our underwriting department identifies for our underwriting personnel any business underwritten by our Custom Agents which does not meet certain criteria predetermined by our underwriting department. Our underwriting department may then take appropriate actions in regards to such business underwritten, including amending or canceling the policies in accordance with applicable laws and regulation.

     Use of “Credit Scoring”

      As permitted under New Jersey insurance laws and regulations, we employ “insurance scoring” (sometimes referred to as “credit scoring”) in underwriting our homeowners policies and our commercial lines policies. We use credit bureaus to obtain insurance scores for individuals who apply for our homeowners or commercial lines coverage.

      An insurance score is a measure of a person’s financial responsibility based on historical credit experience. The theory behind insurance scoring is that individuals with higher scores are less likely to incur insured losses than those with lower credit scores. We do not rely solely on credit scores to determine whether to provide coverage to an applicant or in determining the coverage price. Rather, we use credit scores as an ancillary underwriting tool which assists us in evaluating the underwriting risk of our applicants.

      We believe that using credit scores to evaluate the underwriting risk of our applicants in connection with our homeowners and commercial lines coverage improves our underwriting results and increases our profitability.

Claims

      Our claims department processes all claims that arise out of our insurance policies. We currently have in excess of 100 employees in our claims department. Processing automation has streamlined much of our claims function. We receive claims from our policyholders either through our agents or directly through our 1-800 toll free telephone number.

      Claims received by our agents are forwarded to our claims department through our claims systems. As agents receive calls from claimants, our software permits the agent to immediately send information related to the claims directly to us. Once we receive this information, the claim is directed to the appropriate internal adjuster responsible for investigating the claim to determine liability. We believe this process results in a shorter time period from when the claimant first contacts the agent to when the claimant receives a claim payment, while enabling the agents to build credibility with their clients by responding to claims in a timely and efficient manner.

      As required under New Jersey insurance laws and regulations, a portion of our claims department consists of a special investigative unit, which employs nine individuals responsible for identifying and investigating potential fraud and misrepresentation by claimants. All of our claims adjusters are carefully trained to identify certain factors in the claims handling process that indicate a potentially fraudulent claim or the presence of misrepresentation in the application or claims process. If a claims adjuster identifies any such factor, he or she is required to notify our investigative unit. A member of our investigative unit investigates the claim further to determine whether the claim is fraudulent or whether the claimant made a misrepresentation in the application or claims process. We believe the effectiveness of our investigative unit enables us to reduce the number of improper claims and produce more profitable underwriting results.

      In addition, we rely on Riverview’s case management and medical treatment cost containment to ensure cost-efficient service in the treatment of auto accident victims and reduce our claims expenses. See “Business — Other Subsidiaries — Riverview Professional Services, Inc.”

Reserves

      Significant periods of time can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer and the insurer’s final payment of that loss. To recognize liabilities for unpaid losses, insurers establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and the expenses associated with investigating and paying the losses, or loss adjustment expenses. We review our reserves internally on a quarterly basis. We are required by law to annually obtain a certification from a qualified actuary that our loss and loss adjustment expenses reserves are reasonable.

      When a claim is reported, claims personnel establish a “case reserve” for the estimated amount of the ultimate payment. The amount of the reserve is primarily based upon an evaluation of the type of claim involved, the circumstances surrounding each claim and the policy provisions relating to the loss. The estimate reflects informed judgment of such personnel based on general insurance reserving practices and on the experience and knowledge of the claims personnel. During the loss adjustment period, these estimates are revised as deemed necessary by our claims department based on subsequent developments and periodic reviews of the cases.

      In accordance with industry practice, we also maintain reserves for estimated losses incurred but not yet reported. Incurred but not yet reported reserves are determined in accordance with commonly accepted actuarial reserving techniques on the basis of our historical information and experience. We make adjustments to incurred but not yet reported reserves quarterly to take into account changes in the volume of business written, claims frequency and severity, our mix of business, claims processing and other items that can be expected to affect our liability for losses and loss adjustment expenses over time.

      When reviewing reserves, we analyze historical data and estimate the impact of various loss development factors, such as our historical loss experience and that of the industry, legislative enactments, judicial decisions, legal developments in imposition of damages, and changes and trends in general economic conditions, including the effects of inflation. There is no precise method, however, for evaluating the impact of any specific factor on the adequacy of reserves, because the eventual development of reserves is affected by many factors. After taking into account all relevant factors, we believe that our provision for unpaid losses and loss adjustment expenses at December 31, 2003 is adequate to cover the ultimate net cost of losses and claims incurred as of that date. The ultimate liability may be greater or less than reserves. Establishment of appropriate reserves is an inherently uncertain process, and there can be no certainty that currently established reserves will prove adequate in light of subsequent actual experience. To the extent that reserves are inadequate and are strengthened, the amount of such increase is treated as a charge to earnings in the period that the deficiency is recognized.

      The following table presents information on changes in the reserve for losses and loss adjustment expenses of Proformance for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004.

	Year Ended	Year Ended	Year Ended	Nine Months Ended
	December 31,	December 31,	December 31,	September 30,
	2001	2002	2003	2004

	($ in thousands)
Reserves for losses and loss adjustment expenses, beginning period	$37,350	$56,732	$85,472	$134,201
Less reinsurance recoverable on unpaid losses and loss adjustment expenses	(16,961)	(26,718)	(19,431)	(21,329)

Net reserves for losses and loss adjustment expenses, beginning of period	20,389	30,014	66,041	112,872

Incurred losses and loss adjustment expenses, related to:
Current period	19,400	60,861	108,047	98,266
Prior period	8,938	8,630	76	4,093

Total incurred losses and loss adjustment expenses	28,338	69,491	108,123	102,359

Paid losses and loss adjustment expenses related to:
Current period	8,168	20,114	37,594	28,503
Prior period	10,545	13,350	23,698	34,287

Total paid losses and loss adjustment expenses	18,713	33,464	61,292	62,790

Net reserves for losses and loss adjustment expenses, end of period	30,014	66,041	112,872	152,441
Plus reinsurance recoverables on unpaid losses and loss adjustment expenses	26,717	19,431	21,329	23,649

Reserves for losses and loss adjustment expenses, end of period	$56,731	$85,472	$134,201	$176,090

      For the nine months ended September 30, 2004, we increased reserves for prior years (2003 and prior) by $4.1 million because the actual loss experience observed during the period was slightly higher than expected, principally in the private passenger auto liability line for the 2003 year. In addition, we increased reserves by $0.1 million, $8.6 million and $8.9 million, respectively, for the years ended December 31, 2003, 2002 and 2001. The incurred losses related to prior years of $0.1 million in 2003 included a commutation of a reinsurance agreement of $0.2 million which was offset by favorable loss development on prior accident year reserves. The incurred losses related to prior years in 2002 were because of higher than expected losses on private passenger automobile business and commercial auto business.

      The following table represents the development of reserves, net of reinsurance, for calendar years 1995 through 2003. The top line of the table shows the reserves at the balance sheet date for each of the indicated years. This represents the estimated amounts of losses and loss adjustment expenses for claims arising in all years that were unpaid at the balance sheet date, including losses that had been incurred but not yet reported to us. The upper portion of the table shows the cumulative amounts paid as of the end of each successive year with respect to those claims. The lower portion of the table shows the re-estimated amount of the previously recorded reserves based on experience as of the end of each succeeding year, including cumulative payments made since the end of the respective year. The estimate changes as more information becomes known about the payments, frequency and severity of claims for individual years.

Favorable loss development, shown as a cumulative redundancy in the table, exists when the original reserve estimate is greater than the re-estimated reserves at December 31, 2003.

      Information with respect to the cumulative development of gross reserves (that is, without deduction for reinsurance ceded) also appears at the bottom portion of the table.

      In evaluating the information in the table, it should be noted that each amount entered incorporates the effects of all changes in amounts entered for prior periods. Thus, if the 1998 estimate for a previously incurred loss was $150,000 and the loss was reserved at $100,000 in 1994, the $50,000 deficiency (later estimate minus original estimate) would be included in the cumulative redundancy (deficiency) in each of the years 1995-1998 shown in the table. It should further be noted that the table does not present accident or policy year development data. In addition, conditions and trends that have affected the development of liability in the past may not necessarily recur in the future. Accordingly, it is not appropriate to extrapolate future redundancies or deficiencies from the table.

	As of and for the Year Ended December 31,

	1995	1996	1997	1998	1999	2000	2001	2002	2003

	($ in thousands)
As Originally Estimated	$780	$3,893	$10,928	$14,965	$15,484	$20,386	$30,014	$66,041	$112,872
As Re-estimated as of December 31, 2003	1,277	7,331	15,587	20,924	25,797	33,720	38,952	74,671	112,872
Liability Re-estimated as of:
One Year Later	775	4,387	12,017	15,261	17,901	25,588	32,028	74,671
Two Years Later	949	5,881	12,888	16,530	21,201	29,484	38,952
Three Years Later	1,096	6,578	13,562	18,471	23,740	33,720
Four Years Later	1,271	6,694	14,762	20,203	25,797
Five Years Later	1,284	7,294	15,870	20,924
Six Years Later	1,273	7,391	15,587
Seven Years Later	1,277	7,331
Eight Years Later	1,277
Cumulative Deficiency (Redundancy)	497	3,438	4,659	5,959	10,313	13,334	8,938	8,630
Cumulative Amounts Paid as of:
One Year Later	478	1,334	6,123	6,770	6,437	11,147	13,819	23,695
Two Years Later	510	4,013	9,194	10,554	13,511	19,591	22,766
Three Years Later	947	5,333	10,999	15,178	18,926	25,518
Four Years Later	1,125	5,919	13,437	18,050	21,944
Five Years Later	1,219	6,857	14,535	18,722
Six Years Later	1,245	6,953	14,844
Seven Years Later	1,272	7,107
Eight Years Later	1,264
Percentage of Initially Estimated Liability
Liability Re-estimated as of:
One Year Later	99%	113%	110%	102%	116%	126%	137%	129%
Two Years Later	122%	151%	118%	110%	137%	145%	166%
Three Years Later	141%	169%	124%	123%	153%	165%
Four Years Later	163%	172%	135%	135%	167%
Five Years Later	165%	187%	145%	140%
Six Years Later	163%	190%	143%
Seven Years Later	164%	188%
Eight Years Later	164%
Cumulative Deficiency (Redundancy)	64%	88%	43%	40%	67%	65%	66%	29%

	As of and for the Year Ended December 31,

	1995	1996	1997	1998	1999	2000	2001	2002	2003

	($ in thousands)
Net Loss and Loss Adjustment Cumulative Paid as a Percentage of Initially Estimated Liability
Cumulative Amounts Paid as of:
One Year Later	61%	34%	56%	45%	42%	55%	59%	48%
Two Years Later	65%	103%	84%	71%	87%	96%	97%
Three Years Later	121%	137%	101%	101%	122%	125%
Four Years Later	144%	152%	123%	121%	142%
Five Years Later	156%	176%	133%	125%
Six Years Later	160%	179%	136%
Seven Years Later	163%	183%
Eight Years Later	162%

      The following table is a reconciliation of net liability to gross liability for losses and loss adjustment expenses:

	As of and for the Year Ended December 31,

	1995	1996	1997	1998	1999	2000	2001	2002	2003

	($ in thousands)
As Originally Estimated
Net Liability Shown Above	$780	$3,893	$10,928	$14,965	$15,484	$20,386	$30,014	$66,041	$112,872
Add Reinsurance Recoverables	423	2,210	6,122	8,395	11,571	16,962	26,718	19,431	21,329
Gross Liability	1,203	6,103	17,050	23,360	27,055	37,348	56,732	85,472	134,201
As Re-estimated as of December 31, 2003
Net Liability Shown Above	1,277	7,331	15,587	20,924	25,797	33,720	38,952	74,671	112,872
Add Reinsurance Recoverables	921	5,935	9,662	13,585	16,471	22,082	26,718	19,431	21,329
Gross Liability	2,198	13,266	25,249	34,509	42,268	55,802	65,670	94,102	134,201

      In 2003, 2002 and 2001, our reserve reviews indicated that reserves established in prior years were lower than necessary, and so in those years we strengthened $0.1 million, $8.6 million and $8.9 million, respectively, of previously established reserves for losses and loss adjustment expenses because of higher than expected losses on private passenger automobile, automobile physical damage and commercial automobile liability. The incurred losses related to prior years of $0.1 million in 2003 included the impact of a commutation of a reinsurance contract which was offset by favorable loss development on prior accident year reserves. For the nine months ended September 30, 2004, we increased reserves for prior years (2003 and prior) by $4.1 million because the actual loss experience observed during the period was slightly higher than expected, principally in the private passenger auto liability line for the 2003 year. Proformance’s reserves have shown a deficiency in every year since 1995.

      As a result of our focus on core business lines since our founding in 1994, we believe we have no exposure to asbestos or environmental pollution liabilities, except for what we believe is a small amount of liability with respect to underground storage tanks pursuant to our homeowners policies.

Reinsurance

Third Party Reinsurance Program

      The use of reinsurance has been an important part of our business strategy. As is customary in the industry, we reinsure with other insurance companies a portion of our potential liability under the policies we have underwritten, thereby protecting us against an unexpectedly large loss or a catastrophic occurrence that could produce large losses. Reinsurance involves an insurance company transferring (ceding) a portion of its exposure on insurance underwritten by it to another insurer (reinsurer). The reinsurer assumes a portion of the exposure in return for a share of the premium. Reinsurance does not legally discharge an insurance company from its primary liability for the full amount of the policies, but it does make the reinsurer liable to the company for the reinsured portion of any loss realized.

      We are very selective in choosing our reinsurers, seeking only those companies that we consider to be financially stable and adequately capitalized. The collectibility of reinsurance is largely a function of the solvency of the reinsurers. As of September 30, 2004, our largest reinsurance recoverables/receivables were due from the following unaffiliated reinsurers, with their respective A.M. Best rating indicated below:

	Reinsurance
	Recoverables/	A.M. Best
	Receivables	Rating(1)

	($ in thousands)
Scor Re	$8,625	B++
OdysseyRe	$6,891	A
American Reinsurance	$4,012	A+

(1)	Ratings are as of January 13, 2005.

      Effective December 31, 2002, Proformance entered into a Commutation and Release Agreement with Odyssey America Reinsurance Corporation whereby Proformance received $3,379,500 in full consideration for any past, current and future liabilities under a Multiple Line Loss Ratio Reinsurance Contract effective as of July 1, 2001.

      Effective March 26, 2003, Proformance entered into a Commutation and Mutual Release Agreement with Gerling Global Reinsurance Corporation of America whereby Proformance received $6,200,000 in full consideration for any past, current and future liabilities relating to all reinsurance agreements with Gerling.

      Effective December 31, 2003, Proformance exercised its right of commutation with Odyssey America Reinsurance Corporation in accordance with the Multiple Line Loss Ratio Excess of Loss Reinsurance Contract effective July 1, 2003 whereby Proformance received $10,050,000 in full consideration for any past, current and future liabilities relating to said treaty.

      For additional information relating to these transactions, see Note 4, Reinsurance Activity, to our consolidated financial statements included in this registration statement.

     Mayfair Reinsurance Company Limited

      After September 11, 2001, the third party reinsurance market changed dramatically. In renewing our reinsurance program for 2002 and 2003, we faced a market that continued to harden, with reduced availability and coverage limits and increased prices. Due to these and other factors, we concluded that our third party reinsurance program historically had not been maximizing our profits or strengthening our financial position. In response, on November 7, 2003 we formed Mayfair Reinsurance Company Limited. See “Business — Other Subsidiaries — Mayfair Reinsurance Company Limited.”

Terrorism Risk Insurance Act of 2002

      The Terrorism Risk Insurance Act of 2002, which we refer to as TRIA, was signed into law on November 26, 2002. The intent of this legislation is to provide federal assistance to the insurance industry in order to meet the needs of commercial insurance policyholders with the potential exposure for losses due to acts of terrorism. This law requires insurers writing certain lines of property and casualty insurance to offer coverage against certain acts of terrorism causing damage within the United States or to United States flagged vessels or aircrafts. In return, the law requires the federal government to indemnify such insurers for 90% of insured losses resulting from covered acts of terrorism subject to a premium-based deductible. The law will expire automatically at the end of 2005. Effective February 28, 2003, we issued policy endorsements for all commercial policyholders to comply with TRIA after obtaining approval of the Commissioner.

Investments

      We invest according to guidelines devised by an internal investment committee, comprised of management of Proformance and a non-employee director of NAHC, focusing on what we believe are investments that will produce an acceptable rate of return given the risk being assumed. Our investment portfolio is managed by the investment officer at Proformance with oversight from our chief financial officer and the assistance of outside investment advisors.

      Our objectives are to seek the highest total investment return consistent with prudent risk level by investing in a portfolio comprised of high quality investments including common stock, convertible securities, bonds and money market funds in accordance with the asset classifications set forth in Proformance’s Investment Policy Statement Guidelines and Objectives.

      Proformance’s portfolio must be managed in accordance with New Jersey insurance statutory requirements and guidelines which restrict our investment options. In addition, the terms of the Ohio Casualty replacement carrier transaction also limit us in our investment of assets through 2004 as specified in the Investment Policy Statement Guidelines and Objectives.

      Our Investment Policy Statement Guidelines and Objectives include the following restrictions on investments, unless otherwise approved by the investment committee:

•	No more than 5% of the portfolio can be invested in a single investment or issuer (investments that are backed by the full faith and backing of the United States are exempt from the issuer restriction);

•	With respect to investments in equity securities, such investments:

•	must not exceed 25% of policyholders surplus,

•	must not exceed the lower of 60% of the total portfolio or the maximum permitted by New Jersey insurance regulations,

•	must not exceed the lower of 20% of total portfolio in convertible securities or the maximum permitted by New Jersey insurance regulations,

•	invested in any one sector/industry group of the economy by reference to the S&P 500 Index must be no more than 10% of portfolio, and

•	in American Depository Receipts or foreign stocks must not exceed a maximum of 10% of portfolio;

•	All investments must be denominated in U.S. dollar;

•	All fixed income investments must be rated by the NAIC. In addition (a) average maturity of fixed income portfolio may not exceed 10 years and the weighted average credit quality of the portfolio must be rated at least “Baa” by Moody’s or at least “BBB+” by Standard & Poor’s Ratings Services, which we refer to as Standard & Poor’s, and (b) the portfolio must have a target duration of 3.5 years, but can range between 3 and 4 years (with the exception that the 10-15 year municipal bonds may have duration of 8.5 years); and

•	Proformance may not make investments in (a) unincorporated businesses, (b) private placements, (c) direct mortgages, (d) foreign currency denominated securities, (e) financial guarantees, (f) commodities, puts, calls, options, futures or any securities tied to derivatives, (g) guaranteed investment contracts or (h) commercial paper rated below “A-1” by Standard & Poor’s or “P-1” by Moody’s.

      The following table reflects the composition of our investment portfolio at December 31, 2001, 2002 and 2003 and September 30, 2004.

	As of December 31,

							As of
	2001		2002		2003		September 30, 2004

		% of		% of		% of		% of
	Amount	Portfolio	Amount	Portfolio	Amount	Portfolio	Amount	Portfolio

	($ in thousands)
Fixed Income Securities:
U.S. Treasury securities and obligations of U.S. Government agencies	$7,669	39.6%	$11,250	15.2%	$61,206	35.9%	$94,844	44.4%
Obligations of states and political subdivisions	671	3.4	3,200	4.3	42,139	24.7	46,134	21.6
Mortgage-backed securities	3,316	17.1	6,022	8.2	4,991	2.9	1,162	0.5
Corporate and other securities	7,095	36.7	51,996	70.3	53,643	31.4	60,384	28.2

Total fixed income securities	18,751	96.8	72,468	98.0	161,979	94.9	202,524	94.7
Equity Securities:
Preferred stocks	—	—		—	2,308	1.4	2,020	0.9
Common stocks	611	3.2	1,508	2.0	6,285	3.7	9,306	4.4

Total equity securities	611	3.2	1,508	2.0	8,593	5.1	11,326	5.3

Total Investments	$19,362	100.0%	$73,976	100.0%	$170,572	100.0%	$213,851	100.0%

      The principal risks inherent in holding mortgage-backed securities and other pass-through securities are prepayment and extension risks, which affect the timing of when cash flows will be received. When interest rates decline, mortgages underlying mortgage-backed securities tend to be prepaid more rapidly than anticipated, causing early repayments. When interest rates rise, the underlying mortgages tend to be prepaid at a slower rate than anticipated, causing the principal repayments to be extended. Although early prepayments may result in acceleration of income from recognition of any unamortized discount, the proceeds typically are reinvested at a lower current yield, resulting in a net reduction of future investment income.

      The following table reflects our investment results for each year in the three-year period ended December 31, 2003 and for the nine months ended September 30, 2004:

Investment Results

	Year Ended December 31,			Nine Months
				Ended
	2001	2002	2003	September 30, 2004

	($ in thousands)
Average invested assets	$19,367	$51,283	$136,828	$214,182
Net investment income	$1,085	$1,593	$4,258	$4,961
Net effective yield	5.6%	3.1%	3.0%	3.1%
Net realized capital gains (losses)	$346	$(55)	$1,373	$1,182
Effective yield including realized capital gains (losses)	7.4%	3.0%	4.0%	3.8%

      The following table indicates the composition of our fixed income security portfolio (at carrying value) by rating as of September 30, 2004:

Composition of Fixed Income Security Portfolio

by Rating

	September 30, 2004

	Amount	Percent

	($ in thousands)
U.S. Government and Government Agency Fixed Income Securities	$108,999	53.8%
Aaa/Aa	66,715	33.0
A	26,810	13.2
Baa	—	—
Ba	—	—

Total	$202,524	100.0%

      Moody’s rating system utilizes nine symbols to indicate the relative investment quality of a rated bond. “Aaa” rated bonds are judged to be of the best quality and are considered to carry the smallest degree of investment risk. “Aa” rated bonds are also judged to be of high quality by all standards. Together with “Aaa” rated bonds, these bonds comprise what are generally known as high grade bonds. Bonds rated “A” possess many favorable investment attributes and are considered to be upper medium grade obligations. “Baa” rated bonds are considered as medium grade obligations; they are neither highly protected nor inadequately secured. Bonds rated “Ba” or lower (those rated “B”, “Caa”, “Ca” and “C”) are considered to be too speculative to be of investment quality.

      The Securities Valuation Office of the NAIC evaluates all public and private bonds purchased as investments by insurance companies. The Securities Valuation Office assigns one of six investment categories to each security it reviews. Category 1 is the highest quality rating and Category 6 is the lowest. Categories 1 and 2 are the equivalent of investment grade debt as defined by rating agencies such as Standard & Poor’s and Moody’s, while Categories 3-6 are the equivalent of below investment grade securities. Securities Valuation Office ratings are reviewed at least annually. At September 30, 2004, all of our fixed maturity investments were rated Category 1, the highest rating assigned by the Securities Valuation Office.

      The following table indicates the composition of our fixed income security portfolio (at carrying value) by time to maturity as of September 30, 2004.

Composition of Fixed Income Security Portfolio

by Maturity

	September 30, 2004

	Amount	Percent

	($ in thousands)
1 year or less	$21,790	10.8%
Over 1 year through 5 years	33,739	16.7
Over 5 years through 10 years	54,917	27.1
Over 10 years through 20 years	90,916	44.9
Mortgage-backed securities(1)	1,162	0.5

Total	$202,524	100.0%

(1)	Actual maturities of mortgage-backed securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Prepayment rates are determined by a number of factors that cannot be predicted with certainty, including the relative sensitivity of the underlying mortgages or other collateral to changes in interest rates, a variety of economic, geographic and other factors, and the repayment priority of the securities in the overall securitization structures.

Competition

      The property and casualty insurance business is highly competitive and most established companies in the field have greater financial resources, larger and more experienced agency organizations, and longer relationships with agency and sales organizations and insureds than we can expect to have for a number of years. As a result, established insurance companies have many competitive advantages over us. We compete with both large national writers and smaller regional companies.

      Our competitors include other companies which, like us, serve the independent agency market, as well as companies which sell insurance directly to customers. Based on data of A.M. Best, we estimate that 43% of the property and casualty insurance direct written premiums in the State of New Jersey in 2003 were written through direct marketing channels. Direct writers may have certain competitive advantages over agency writers, including increased name recognition, loyalty of the customer base to the insurers rather than to independent agencies and, potentially, lower cost structures. A material reduction in the amount of business independent agents sell would adversely affect us. In the past, competition in the New Jersey personal auto market has included significant price competition, and there can be no assurance that these conditions will not recur. We and others compete on the basis of product portfolio, product pricing, and the commissions and other cash and non-cash incentives provided to agents. Although a number of national insurers that are much larger than us do not currently compete in a material way in the New Jersey property and casualty market, if one or more of these companies decide to aggressively enter the market it could have a material adverse effect on us. These companies include some that would be able to sustain significant losses in order to acquire market share, as well as others which use distribution methods that compete with the independent agent channel. There can be no assurance that we will be able to compete effectively against these companies in the future.

      Our principal competitor which serves the independent agency market and offers a packaged personal lines property and casualty insurance product, is Encompass Insurance (an affiliate of Allstate Insurance). Other competitors include First Trenton and Palisades Insurance. In addition, we compete with companies such as Chubb Insurance that also offer a packaged personal lines property and casualty insurance product.

      In August 2003, Mercury General entered the New Jersey private passenger auto insurance market. In addition, in August 2004, GEICO announced that it was re-entering the New Jersey private passenger auto insurance market. We believe this further supports our view that current market conditions in New Jersey for private passenger auto insurance companies have improved. Although we compete with Mercury General and GEICO, we believe our packaged High Proformance Policy provides us with a competitive advantage as neither Mercury General nor GEICO offer packaged policies.

      As part of the Ohio Casualty replacement carrier transaction, Proformance entered into a non-competition agreement with OCIC which prohibits Proformance from writing any commercial lines insurance policy until December 31, 2004 where the expiring policy was issued by Ohio Casualty Group.

Ratings

      One of the key comparisons between insurers is the relative rating by A.M. Best. A.M. Best, which rates insurance companies based on factors of concern to policyholders, currently assigns Proformance a “B (Fair)” rating with a negative outlook. Such rating is the seventh highest rating of 15 rating levels that A.M. Best assigns to insurance companies, which currently range from “A++ (Superior)” to “D (Poor).” Publications of A.M. Best indicate that the “B” rating is assigned to those companies that in A.M. Best’s opinion have a fair ability to meet their current obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions. In evaluating a company’s financial and operating performance, A.M. Best reviews the company’s profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. A.M. Best’s ratings reflect its opinion of an insurance company’s financial strength, operating performance and ability to meet its obligations to policyholders and are not evaluations directed to purchasers of an insurance company’s securities.

      On December 14, 2004, A.M. Best announced that it had placed the financial strength rating of Proformance under review with negative implications. A.M. Best said that the action reflects the deterioration of Proformance’s risk-adjusted capitalization through the first nine months of 2004 to below a level supportive of its rating. A.M. Best further noted that completion of the offering contemplated by this prospectus and the subsequent capital contribution to Proformance would result in risk-adjusted capitalization supportive of its current rating. However, failure to successfully execute the offering and subsequent capital contribution to Proformance would likely result in a downgrade of its rating.

      In addition, Proformance is rated “A” by Demotech, Inc. Demotech provides financial stability ratings of property and casualty insurers. In addition to A.M. Best, Demotech is the only other authorized rating agency recognized by federally insured lending institutions, such as mortgage companies. Mortgage companies, as a condition to issuing a mortgage, generally require borrowers to obtain adequate homeowners insurance. The mortgage companies often refer to Demotech’s financial stability rating prior to issuing a mortgage. We believe the “A” rating assigned by Demotech is beneficial in connection with our homeowners and other lines of business.

      Publications of Demotech indicate that its rating process provides an objective baseline for assessing the solvency of an insurer. A Demotech financial stability rating summarizes its opinion as to the insurer’s ability to insulate itself from the business cycle that exists in the general economy as well as the underwriting cycle that exists in the industry.

      An “A” rating is Demotech’s third highest rating out of six possible rating classifications for insurers with complete financial data. An “A” rating is assigned to insurers that in Demotech’s opinion possess exceptional financial stability related to maintaining positive surplus as regards policyholders, regardless of the severity of a general economic downturn or deterioration in the insurance cycle.

      Our A.M. Best and our Demotech ratings are subject to change and are not recommendations to buy, sell or hold securities. Any future decrease in our ratings could affect our competitive position.

Properties

      We are headquartered at 4 Paragon Way, Freehold, New Jersey. NAHC leases approximately 45,000 square feet of office space for a term ending June 1, 2009. NAHC’s subsidiaries share the cost of this space under the cost sharing agreement that they entered into with NAHC. On September 11, 2004, we leased an additional 16,000 square feet of space at 3 Paragon Way, Freehold, New Jersey.

Employees

      As of September 30, 2004, we had 268 employees, of which 212 were employed by Proformance, 46 were employed by Riverview, 6 were employed by NAIA and 4 were employed by NAHC. None of our employees are represented by a labor union or are covered by collective bargaining agreements. We have not experienced any labor disputes or work stoppages and we consider our employee relations to be good.

Legal Proceedings

      Proformance is party to a number of lawsuits arising in the ordinary course of its insurance business. We believe that the ultimate resolution of these lawsuits will not, individually or in the aggregate, have a material adverse effect on our financial condition. We believe that the outcomes of most of these lawsuits will be favorable to us. With respect to those lawsuits for which the outcome is not favorable to us, we believe that we have adequate reserves to cover any losses we may incur. Other than these lawsuits, we are not involved in any legal proceedings.

Supervision and Regulation

New Jersey

      In addition to the regulation of the New Jersey property and casualty market described above, our insurance subsidiary, Proformance, is subject to comprehensive regulation by the New Jersey Department of Banking and Insurance, of which the Commissioner is the senior official. The Commissioner is appointed by the Governor, with the advice and consent of the Senate, and serves at the pleasure of the Governor. We are subject to the authority of the Commissioner in many areas of our business under New Jersey law. We must comply with regulations involving:

•	transactions between an insurance company and any of its affiliates;

•	the payment of dividends;

•	the acquisition of an insurance company or of any company controlling an insurance company;

•	approval or filing of premium rates and policy forms;

•	solvency standards;

•	minimum amounts of capital and policyholders’ surplus which must be maintained;

•	limitations on types and amounts of investments;

•	restrictions on the size of risks which may be insured by a single company;

•	limitation of the right to cancel or non-renew policies in some lines;

•	regulation of the right to withdraw from markets or terminate involvement with agencies;

•	requirements to participate in residual markets;

•	licensing of insurers and agents;

•	deposits of securities for the benefit of policyholders;

•	reporting with respect to our financial condition including the adequacy of our reserves and provisions for unearned premium;

•	unfair trade and claim practices; and

•	the type of accounting we must use.

      In addition, examiners from the New Jersey Department of Banking and Insurance perform periodic financial and market conduct examinations of insurance companies. Such regulation is generally intended for the protection of policyholders rather than securityholders. We were most recently examined for the 3-year period ending 2000 and a new examination is set to begin shortly. The examiners made no material findings as a result of the 1998-2000 examination.

      Insurance Holding Company Regulation. Our principal operating subsidiary, Proformance, is an insurance company, and therefore we are subject to certain laws and regulations in New Jersey regulating insurance holding company systems. These laws require that we file annually a registration statement with the Commissioner that discloses the identity, financial condition, capital structure, ownership and management of each entity within our corporate structure and any transactions among the members of our holding company system. In some instances, we must obtain the prior approval of the Commissioner for material transactions between our insurance subsidiary and other members of our holding company system. These holding company statutes also require, among other things, prior approval of the payment of extraordinary dividends or distributions and any acquisition of control of a domestic insurer.

      Insurance Regulation Concerning Dividends. We rely on dividends from Proformance for our cash requirements. The insurance holding company law of New Jersey requires notice to the Commissioner of any dividend to the shareholders of an insurance company. Proformance may not make an “extraordinary dividend” until 30 days after the Commissioner has received notice of the intended dividend and has not objected or has approved it in such time. An extraordinary dividend is defined as any dividend or distribution whose fair market value together with that of other distributions made within the preceding 12 months exceeds the greater of 10% of the insurer’s surplus as of the preceding December 31, or the insurer’s net income (excluding realized capital gains) for the 12-month period ending on the preceding December 31, in each case determined in accordance with statutory accounting practices. Under New Jersey law, an insurer may pay dividends that are not considered extraordinary only from its unassigned surplus, also known as its earned surplus. The insurer’s remaining surplus must be both reasonable in relation to its outstanding liabilities and adequate to its financial needs following payment of any dividend or distribution to shareholders. As of the date of this prospectus, Proformance is not permitted to pay any dividends without the approval of the Commissioner as it has negative unassigned surplus as a result of the impact of its replacement carrier transactions.

      Acquisition of Control of a New Jersey Domiciled Insurance Company. New Jersey law requires prior approval by the Commissioner of any acquisition of control of an insurance company that is domiciled in New Jersey. That law presumes that control exists where any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing 10% or more of our outstanding voting stock. Even persons who do not acquire beneficial ownership of more than 10% of the outstanding shares of our common stock may be deemed to have acquired control if the Commission determines that control exists in fact. Any purchaser of shares of common stock representing 10% or more of the voting power of our capital stock will be presumed to have acquired control of our New Jersey insurance subsidiary unless, following application by that purchaser, the Commissioner determines that the acquisition does not constitute a change of control or is otherwise not subject to regulatory review. These requirements may deter, delay, or prevent transactions affecting the control of or the ownership of our common stock, including transactions that could be advantageous to our shareholders.

      Protection against Insurer Insolvency. New Jersey law requires that property and casualty insurers licensed to do business in New Jersey participate in the New Jersey Property-Liability Insurance Guaranty Association, which we refer to as NJPLIGA. NJPLIGA must pay any claim up to $300,000 of a policyholder of an insolvent insurer if the claim existed prior to the declaration of insolvency or arose within 90 days after the declaration of insolvency. Members of NJPLIGA are assessed the amount NJPLIGA deems necessary to pay its obligations and its expenses in connection with handling covered claims. Subject to certain exceptions, assessments are made in the proportion that each member’s net direct written premiums for the prior calendar year for all property and casualty lines bear to the corresponding net direct written premiums for NJPLIGA members for the same period. By statute, no insurer in New Jersey may be assessed in any year an amount greater than 2% of that insurer’s net direct written premiums for the calendar year prior to the assessment. In 2003, Proformance was assessed approximately $0.5 million, as our portion of the losses due to insolvencies of certain insurers. We anticipate that there will be additional assessments from time to time relating to insolvencies of various insurance companies. We are allowed to re-coup these assessments from our policyholders over time until we have recovered all such payments.

      Risk-Based Capital Requirements. The NAIC has adopted a formula and model law to implement risk-based capital requirements for most property and casualty insurance companies, which are designed to determine minimum capital requirements and to raise the level of protection that statutory surplus provides for policyholder obligations. The risk-based capital formula for property and casualty insurance companies measures three major areas of risk facing property and casualty insurers: (i) underwriting, which encompasses the risk of adverse loss developments and inadequate pricing; (ii) declines in asset values arising from market and/or credit risk; and (iii) off-balance sheet risk arising from adverse experience from non-controlled assets, guarantees for affiliates or other contingent liabilities and reserve and premium growth. Under New Jersey law, insurers having less total adjusted capital than that required by the risk-based capital calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.

      The risk-based capital law provides four levels of regulatory action. The extent of regulatory intervention and action increases as the level of total adjusted capital to risk-based capital falls. The first level, the company action level as defined by the NAIC, requires an insurer to submit a plan of corrective actions to the Commissioner if total adjusted capital falls below 200% of the risk-based capital amount. The regulatory action level as defined by the NAIC requires an insurer to submit a plan containing corrective actions and requires the Commissioner to perform an examination or other analysis and issue a corrective order if total adjusted capital falls below 150% of the risk-based capital amount. The authorized control level, as defined by the NAIC, authorizes the Commissioner to take whatever regulatory actions he or she considers necessary to protect the best interest of the policyholders and creditors of the insurer and the public, which may include the actions necessary to cause the insurer to be placed under regulatory control (i.e., rehabilitation or liquidation) if total adjusted capital falls below 100% of the risk-based capital amount. The fourth action level is the mandatory control level as defined by the NAIC, which requires the Commissioner to place the insurer under regulatory control if total adjusted capital falls below 70% of the risk-based capital amount.

      The formulas have not been designed to differentiate among adequately capitalized companies that operate with higher levels of capital. Therefore, it is inappropriate and ineffective to use the formulas to rate or to rank these companies. As of the date of this prospectus, Proformance had total adjusted capital in excess of amounts requiring company or regulatory action at any prescribed risk-based capital action level. As described in Note 12 to our consolidated financial statements and footnote 7 to the Selected Historical Financial data, subsequent to the filing of Proformance’s statutory annual statements for the year ended December 31, 2003, management identified certain adjustments which, if known at the time, would have impacted the amounts as previously filed. Management has concluded that had such adjustments been made at the time of the filing of Proformance’s statutory financial statements, Proformance’s risk-based capital levels would have continued to be in excess of the amount that would require any corrective action on our part. See “Business — Supervision and Regulation.”

      NAIC IRIS Ratios. The NAIC has developed a set of financial relationships or “tests” known as the Insurance Regulatory Information System that were designed for early identification of companies which may require special attention or action by insurance regulatory authorities. Insurance companies submit data annually to the NAIC which analyzes the data against defined “usual ranges.” Generally, an insurance company will become subject to regulatory scrutiny if it falls outside the usual ranges of four or more of the ratios. As of December 31, 2003, Proformance fell outside of the usual ranges of five ratios. However, we are not subject to regulatory action based on our falling outside the ranges with respect to those ratios. We believe the rapid increase in premium and surplus as a result of the replacement carrier transactions we have entered into was the primary reason we fell outside the usual ranges for these tests. This is further supported by the fact that the NAIC, in the “Statistical Phase” portion of its information guide, acknowledges that rapid increases in premium and surplus may result in an insurer falling outside the usual ranges of the ratios. Management has concluded that had the adjustments to Proformance’s statutory financial statements described in Note 12 to our consolidated financial statements and footnote 7 to the Selected Historical Financial Data been made at the time of the filing of Proformance’s statutory financial statements, Proformance would have continued to fall outside of the usual ranges of the same five ratios. The impact of these adjustments would not have caused Proformance to fall outside of the usual ranges for the other IRIS ratios. There can be no assurance that Proformance will fall within the usual ranges of those five ratios or satisfy the other ratios in the future. In the event that Proformance fails to satisfy a sufficient number of these ratios, it could become subject to regulatory scrutiny which could have a negative effect on our operations.

      Surplus and Capital Requirements. The Commissioner has the discretionary authority, in connection with the ongoing licensing of Proformance, to limit or prohibit the ability of Proformance to issue new policies if, in the Commissioner’s judgment, Proformance is not maintaining a minimum amount of surplus or is in hazardous financial condition. We do not believe that the current or anticipated levels of statutory surplus of Proformance, including the impact of the adjustments described in Note 12 to our consolidated financial statements and footnote 7 to the Selected Historical Financial Data, present a material risk that the Commissioner would limit the amount of new policies Proformance may issue.

      Regulation of Investments. Proformance is subject to laws and regulations that require diversification of its investment portfolio and limit the amount of investments in certain asset categories, such as below investment grade fixed income securities, equity real estate, other equity investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring surplus, and, in some instances, would require divestiture of such non-complying investments. We believe that investments made by Proformance comply with these laws and regulations.

Bermuda

      Bermuda Restrictions on Dividend Payments. Bermuda legislation imposes limitations on the dividends that Mayfair may pay. Under the Bermuda Insurance Act 1978, Mayfair is required to maintain a specified solvency margin and a minimum liquidity ratio and is prohibited from declaring or paying any dividends if doing so would cause Mayfair to fail to meet its solvency margin and its minimum liquidity ratio. Under the Insurance Act, Mayfair is prohibited from paying dividends of more than 25% of its total statutory capital and surplus at the end of the previous fiscal year unless it files an affidavit stating that the declaration of such dividends will not cause it to fail to meet its solvency margin and minimum liquidity ratio. The Insurance Act also prohibits Mayfair from declaring or paying dividends without the approval of the Bermuda Monetary Authority if Mayfair fails to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. Additionally, under the Bermuda Companies Act 1981, Mayfair may declare or pay a dividend only if it has no reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

MANAGEMENT

Directors and Executive Officers

      The table below sets forth certain information concerning the directors and executive officers of NAHC and Proformance as of the date of this prospectus.

Name	Age	Position

James V. Gorman	54	Chairman of the Board of Directors and Chief Executive Officer of NAHC and Proformance
Bruce C. Bassman	55	Senior Vice President and Chief Actuarial Officer of NAHC
Peter A. Cappello, Jr.	51	Director of NAHC and Chief Financial Officer of Proformance
Cynthia L. Codella	55	Secretary and Executive Vice President of Proformance and NAHC
Andrew C. Harris	52	Director of NAHC and Proformance
John A. Latimer	41	Director of Proformance
Thomas M. Mulhare	57	Director of NAHC
Douglas G. Olson	64	Director of Proformance
Frank J. Prudente	37	Executive Vice President — Corporate Finance and Treasurer of NAHC
John E. Scanlan	49	Senior Vice President of NAHC and Proformance
Thomas J. Sharkey, Sr.	71	Director of NAHC and Proformance
Steven V. Stallone	43	Director of NAHC and Proformance
Candace L. Straight	57	Director of NAHC and Proformance
Daniel J. Taylor	54	Director of Proformance

      James V. Gorman: Mr. Gorman was elected Chairman of the board of each of NAHC and Proformance in 1994. Since 1994, Mr. Gorman has served as Chief Executive Officer of each of NAHC and Proformance. From 1987 to 1993, Mr. Gorman served as President and Chief Executive Officer of Home State Insurance Company, as well as Chairman and/or President of two affiliated insurance companies, Quaker City Insurance Company and New York Merchant Bankers Mutual Fire Insurance Company. From 1986 to 1987, Mr. Gorman served as Vice President of Marketing for the Personal Insurance Division of the Reliance Insurance Company. From 1984 to 1985, Mr. Gorman was Director of the Market Development Group for Colonial Penn Group. From 1982 to 1984, Mr. Gorman was Manager of Product and Market Development for Continental Insurance Company. From 1974 to 1982, he served in various management capacities with Kemper Insurance Companies. Mr. Gorman has worked in the insurance industry in excess of 30 years. Mr. Gorman was awarded the Distinguished Insurance Award for 1994-1995 by the Professional Insurance Agents of New Jersey (PIANJ).

      Bruce C. Bassman: Mr. Bassman has served as Senior Vice President and Chief Actuarial Officer of NAHC since September 2004. From April 2002 to August 2004, Mr. Bassman was Executive Vice President and Chief Actuary for Gulf Insurance Group. From 1986 to 1989, Mr. Bassman was a consultant Principal with Tillinghast-Towers Perrin, providing consulting services to regional property/casualty insurers. From 1993 to 1996, Mr. Bassman also served as leader of Tillinghast’s North American Insurance Practice. From 1999 to 2001, Mr. Bassman held various managerial positions at Harleysville Insurance Companies, including Vice President and Chief Actuary from 1980 to 1986 and Executive Vice President responsible for strategic planning from 1999 to 2001. From 1971 to 1976, Mr. Bassman’s was an actuary at Travelers Insurance Company, and from 1976 to 1980, he served as an actuary at Covenant Insurance Company. Mr. Bassman is a Fellow of the Casualty Actuarial Society (FCAS) and a member of the American Academy of Actuaries (MAAA). He is a former member of the Board of Directors of the American Academy of Actuaries.

      Peter A. Cappello, Jr.: Mr. Cappello has served as a director of NAHC since 1994. Mr. Cappello was elected Chief Financial Officer of Proformance in July 2002. From 2001 to 2002, Mr. Cappello served as a salesman for R&R Marketing, L.L.C. From 1995 to 2000, Mr. Cappello served as Senior Vice President, Senior Loan Officer and director of First State Bank. From 1980 to 2000, Mr. Cappello served as a commercial loan officer for SI Bank and Trust. He has managed independent agent and premium finance programs for insurance agencies located throughout New Jersey.

      Cynthia L. Codella: Ms. Codella has served as Secretary of each of NAHC and Proformance and Executive Vice President of each of NAHC and Proformance since January 1999. From 1996 to 1998, Ms. Codella served as the Deputy Commissioner of Insurance in the New Jersey Department of Banking and Insurance. She had been employed in the insurance industry for 24 years before being appointed Deputy Commissioner. From 1991 to 1996, Ms. Codella served as Vice President of Claims for the First Trenton Indemnity Company. Prior to that time, for 19 years, Ms. Codella served in various management capacities with the Travelers Insurance Company, including National Director of LITFAX, (a subsidiary providing litigation support to defendant companies in the Agent Orange litigation) as well as District Manager of the Northeast Regional Environmental Claim Division. From 2000 to 2001, Ms. Codella served as chairwoman of the Insurance Council of New Jersey, the state’s insurance trade organization. Ms. Codella currently serves on the board of directors and executive committee for the Insurance Council of New Jersey.

      Andrew C. Harris: Mr. Harris has served as a director of each of NAHC and Proformance since 2002 and 2000, respectively. Since 1985, Mr. Harris has been Chief Executive Officer of Liberty Insurance Associates, Inc. of Millstone Township, New Jersey. Mr. Harris holds professional designations from the Insurance Institutes of America (ARM), American Institute of Chartered Property Casualty Underwriters (CPCU) and PIANJ. Mr. Harris is a member of the Independent Insurance Agents of New Jersey, the CPCU Society and the PIANJ, of which he is a former president.

      John A. Latimer: Mr. Latimer has served as a director of Proformance since March 2004. Since 1991, Mr. Latimer has been the Vice President and General Counsel of the Barclay Group, an Insurance and Financial Services firm of Riverton, New Jersey. Mr. Latimer also has served as the President of the J.S. Braddock Agency since 2000. Mr. Latimer serves as Vice President and director of PIANJ.

      Thomas M. Mulhare: Mr. Mulhare has served as a director of NAHC since June 2004. Since April 2003, Mr. Mulhare has been an officer/audit partner in charge of the insurance industry services at Amper, Politziner & Mattia, an accounting and consulting firm in Edison, New Jersey. From May 2002 to January 2003, Mr. Mulhare served as a Managing Director of Navigant Consulting. Prior to that time, for over 30 years, Mr. Mulhare was a partner at Arthur Anderson, LLP. Mr. Mulhare is a CPA licensed in New Jersey.

      Douglas G. Olson: Dr. Olson has served as a director of Proformance since 1998. Since 2000, Dr. Olson has served as the President of Olson and Associates, LLC, a consulting firm based in Philadelphia, PA. Dr. Olson served as Managing Director of the Providence Washington Insurance Group from 1989 to 1993 and as a partner at Snyder & Co., an investment banking company, from 1993 to 2000. From 1969 to 1985, Dr. Olson was a professor of management at the Wharton School.

      Frank J. Prudente: Mr. Prudente has served as Treasurer of NAHC since June of 2004, and Executive Vice President — Corporate Finance of NAHC since April 2003. From June 2002 to April 2003, Mr. Prudente served as Executive Vice President and Chief Financial Officer of Gulf Insurance Group, a specialty insurer based in New York City. From December 1993 to May 2002, Mr. Prudente, a CPA licensed in New York and New Jersey was a manager and a partner at Arthur Andersen LLP. Previously, Mr. Prudente was an auditor with Talagen Corporation from October 1991 to December 1993 and Deloitte & Touche LLP from September 1989 to October 1991.

      John E. Scanlan: Mr. Scanlan has served as Senior Vice President of NAHC and Proformance since September 1999. He has over 17 years of industry experience in underwriting, marketing and administration. Prior to 1999, for 12 years, Mr. Scanlan served in a variety of front-line and managerial positions with General Accident Insurance Company. Mr. Scanlan holds the CPCU designation.

      Thomas J. Sharkey, Sr.: Mr. Sharkey has served as a director of each of NAHC and Proformance since 2003 and 2001, respectively. Since 2000, Mr. Sharkey has served as the Chairman of Fleet Insurance Services, a full service brokerage based in Summit, New Jersey. From 1990 to 2000, Mr. Sharkey was a principal of Meeker, Sharkey Financial Services. Mr. Sharkey holds the Chartered Life Underwriter (CLU) designation.

      Steven V. Stallone: Mr. Stallone has served as a director of each of NAHC and Proformance since 1994. Since 1993, Mr. Stallone has served as Vice President in the private client group for the Bank/ Trust Market for BlackRock Capital Management Corporation, an Investment Management firm. From 1988 to 1993, Mr. Stallone was Assistant Vice President and Manager of Conestoga Mutual Funds for Meridian Bancorp. From 1987 to 1988, he was the Treasurer’s Compliance Coordinator for the Chubb Corporation. Mr. Stallone holds Series 7 and 63 Securities Licenses.

      Candace L. Straight: Ms. Straight has served as a director of NAHC since September 2004 and as a director of Proformance since March 2004. Since 1997, Ms. Straight has served as a self-employed investment banking consultant specializing in the insurance industry. From 1987 to 1996, Ms. Straight serves as a principal of Head Company, a merchant banking firm specializing in the insurance industry, in New York, New York. Ms. Straight currently serves as a director of Neuberger and Berman Mutual Funds, Summit Global Partners, Inc. as well as PW Acquisition Co. Summit Global Partners and PW Acquisition Co. are portfolio companies of the Securities Fund, a private equity fund managed by Swiss Re Alternative Assets, LLC, an affiliate of Fox-Pitt, Kelton, one of the underwriters of this offering.

      Daniel J. Taylor: Mr. Taylor has served as a director of Proformance since 1996. Since 1974, Mr. Taylor has served as the Senior Vice President of the Anderson Insurance Agency of Manahawkin and Beach Haven, New Jersey. Mr. Taylor is a member of the PIANJ as well as the Independent Insurance Agents. Mr. Taylor holds the Certified Insurance Counselor professional designation. Mr. Taylor currently serves as the Director of the South Ocean County Chamber of Commerce. Prior to joining the Proformance board, Mr. Taylor served as the chairman of the peer review committee for Proformance.

Family Relationships

      James V. Gorman and Steven V. Stallone are cousins. Jason Teret, the stepson of James V. Gorman, our Chairman and Chief Executive Officer, is the Director of Investments of Proformance.

Board of Directors

      NAHC has seven members on its board of directors. The directors are divided into three classes and serve for staggered three year terms. Our initial Class I directors, whose term expires in 2005, are Mr. Stallone and Mr. Sharkey, Sr. Our initial Class II directors, whose term expires in 2006, are Mr. Cappello, Mr. Harris and Ms. Straight. Our initial Class III directors, whose term expires in 2007, are Mr. Gorman and Mr. Mulhare. Within one year following this offering, a majority of NAHC’s board of directors will be independent directors as required under the rules of the Nasdaq National Market.

Board Committees

Audit Committee

      The audit committee will oversee NAHC’s corporate accounting and financial reporting process. The audit committee will evaluate the independent auditors qualifications, independence and performance; determine the engagement of the independent auditors; approve the retention of the independent auditors to perform any proposed permissible non-audit services; monitor the rotation of partners of the independent auditors on the engagement team as required by law; review NAHC’s financial statements; review NAHC’s critical accounting policies and estimates; and discuss with management and the independent auditors the results of the annual audit and the review of NAHC’s quarterly financial statements. The audit committee will include a member of the board of directors that qualifies as a financial expert under the Securities and Exchange Commission rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. NAHC intends for the composition of its audit committee to meet the requirements for independence under the current requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and Securities and Exchange Commission rules and regulations. NAHC believes that the functioning of its audit committee will comply with the applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and Securities and Exchange Commission rules and regulations. NAHC intends to comply with future requirements to the extent they become applicable to NAHC. The members of the board of directors that will comprise the audit committee are Mr. Mulhare (Chairman), Mr. Harris and Ms. Straight. The Board of Directors has determined that Mr. Mulhare is independent and qualifies as an “audit committee financial expert” under the Securities and Exchange Commission rules implementing Section 407 of the Sarbanes-Oxley Act of 2002.

Compensation Committee

      NAHC’s compensation committee will make recommendations to the board of directors concerning salaries and incentive compensation for its officers and employees and administer its employee benefit plans. The members of the board of directors that will comprise the compensation committee are Mr. Mulhare, Mr. Harris (Chairman) and Ms. Straight.

Compensation Committee Interlocks and Insider Participation

      The compensation levels of our executive officers are currently determined by Mr. Gorman and Mr. Harris. Our board of directors has appointed a compensation committee as described above. None of our executive officers has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any entity of which an executive officer has served as a member of our board of directors or is expected to serve as a member of our compensation committee.

Nominating and Corporate Governance Committee

      NAHC’s nominating and corporate governance committee will identify individuals qualified to become members of the board of directors and recommend such persons to be nominated to the board for election as directors at the annual meeting of shareholders. The nominating and corporate governance committee will also be responsible for reviewing with the board the requisite skills and criteria for new board members as well as the composition of the board as a whole. The nominating and corporate governance committee will review the qualifications and backgrounds of all directors and nominees (without regard to whether a nominee has been recommended by shareholders), as well as the overall composition of the board, and recommend a slate of directors to be nominated for election at the annual meeting of shareholders, or, in the case of a vacancy on the board, recommend a director to be elected by the board to fill such vacancy. The members of the board of directors that will comprise the nominating and corporate governance committee are Mr. Mulhare, Mr. Harris and Ms. Straight (Chairman).

Director Compensation

      Our employee and non-employee directors each receives $500 for each board meeting and each committee meeting attended. Following this offering, each director who is also our employee will not receive any compensation for serving as a director, and each director who is not our employee will receive an annual retainer to be determined by the board. We will reimburse our non-employee directors for reasonable travel expenses incurred in connection with their services as directors.

Management Compensation

Executive Compensation

      The following table sets forth information with respect to compensation earned by NAHC’s and Proformance’s named executive officers for the fiscal years ended December 31, 2004 and December 31, 2003.

Summary Compensation Table

				Long Term
		Annual Compensation		Compensation
				Awards Shares	All Other
Name and Principal Position	Year	Salary	Bonus	Underlying Options	Compensation(1)

James V. Gorman	2004	$290,565	$140,000	0	$10,745
Chairman of the Board of	2003	$274,118	$140,000	0	$7,876
Directors and Chief Executive Officer of NAHC and Proformance
Cynthia L. Codella	2004	$216,365	$90,000	0	$8,001
Secretary and Executive Vice	2003	$204,116	$90,000	0	$5,865
President of Proformance and NAHC
Frank J. Prudente	2004	$251,220	$90,000	0	$8,756
Executive Vice President —	2003	$237,000	$70,000	43,000	$4,750
Corporate Finance and Treasurer
Peter A. Cappello, Jr.	2004	$184,015	$90,000	0	$6,805
Director of NAHC and Chief	2003	$173,600	$75,000	0	$4,988
Financial Officer of Proformance
John E. Scanlan	2004	$185,632	$90,000	0	$6,818
Senior Vice President of	2003	$175,125	$75,000	0	$4,860
Proformance

(1)	Represents discretionary matching contributions made by us to the accounts of each of the named executive officers under our 401(k) plan.

      The following table sets forth the number and value of shares or our common stock underlying unexercised options held by each of our named executive officers listed in the Summary Compensation Table as of December 31, 2004. We did not grant any options to purchase shares of our common stock to our named executive officers during the year ended December 31, 2004.

Aggregated Option Exercises and Fiscal Year-End Option Values

			Number of Common Shares
	Common		Underlying Unexercised		Value of Unexercised
	Shares		Options at the End of 2004		In-The-Money Options
	Acquired on		(#)(1)		at the End of 2004(2)
	Exercise	Value
Name and Principal Position	(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

James V. Gorman	—	—	47,300		$
Chairman of the Board			47,300		$
of Directors and Chief			47,300		$
Executive Officer of			34,400		$
NAHC and Proformance			15,050		$
			10,750		$
Cynthia L. Codella	—	—	10,750		$
Secretary and Executive			10,750		$
Vice President of				43,000		$
Proformance and NAHC
Frank J. Prudente	—	—		43,000		$
Executive Vice President — Corporate Finance and Treasurer
Peter A. Cappello, Jr.	—	—	12,900		$
Director of NAHC and			12,900		$
Chief Financial Officer			12,900		$
of Proformance			12,900		$
			4,300		$
			4,300		$
John E. Scanlan	—	—	12,900		$
Senior Vice President of Proformance

(1)	The options reflected in this table are subject to accelerated vesting under specified circumstances and upon completion of this offering such options will become fully vested and immediately exercisable.

(2)	The value of in-the-money options at December 31, 2004 represents the difference between the exercise price of such options and the fair value of our common stock as of December 31, 2004. There was no public trading market for our common stock at December 31, 2004. Accordingly, these values have been calculated based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, less the per share exercise price, multiplied by the number of shares underlying the options. The actual value of in-the-money options will depend upon the trading price of our common stock on the date of sale of the underlying common stock and may be higher or lower than the amount set forth in the table above.

Employment-Related Agreements

      We have entered into employment agreements with each of Messrs. Gorman, Bassman, Prudente and Scanlan and Ms. Codella. In addition, Proformance has entered into an employment agreement with Mr. Cappello. The initial term of the agreements will be three years, with automatic one-year extensions beginning on the first anniversary of the agreements and each successive anniversary thereafter. The automatic extension of the agreements may be terminated with at least 90 days’ prior written notice from the executive or us. Under the agreements, Messrs. Gorman, Bassman, Cappello, Prudente and Scanlan and Ms. Codella will be entitled to receive annual base salaries of $290,565, $190,000, $184,015, $251,220, $185,632 and $216,365, respectively, subject to annual review and increase by our board of directors in its sole discretion. The agreements will provide for an annual bonus to be paid to the executives in an amount to be determined from year to year by our board of directors in its sole discretion. Each executive will be entitled to participate in our employee and fringe benefit plans and each executive will also be entitled to receive periodic equity awards as determined by our board of directors in its sole discretion.

      Under the agreements, we may terminate the employment of the executive at any time and for any reason by providing the executive 30 days’ prior written notice. The employment of each executive will also be automatically terminated upon the death or permanent “Disability” (as defined in the agreements) of the executive. Upon termination of the executive by us without “Cause” or by the executive for “Good Reason” (each as defined in the agreements), the executive will be entitled to receive his or her base salary and a continuation of health care coverage, subject to elimination of health coverage upon the executive’s attainment of subsequent employment, for a period of two years following the executive’s termination of employment, provided that an executive with an employment agreement who has stock options to purchase fewer than 500 shares of our common stock will be entitled to such benefits for the then-remaining term of his employment agreement if such period is greater than two years.

      In the event of a termination of the executive’s employment by us without “Cause” or by the executive for “Good Reason” within the one year period following a “Change in Control” (each as defined in the agreements) of the Company, the executive will be entitled to: (a) a lump-sum cash payment equal to three times the sum of (i) the executive’s then-current base salary plus (ii) the executive’s average annual bonus for the three years preceding the date of termination; (b) a continuation of health care coverage for a period of two years following the date of termination, subject to elimination of health coverage upon the executive’s attainment of subsequent employment; and (c) full vesting of all restricted stock, stock option and share unit awards. To the extent that the severance payments and benefits payable under the agreements would cause an executive to be liable for excise taxes by reason of Section 280G of the Internal Revenue Code, the executive will be entitled to additional “gross up” payments to indemnify for the effect of the excise taxes.

      The agreements contain non-competition covenants that prohibit the executives from competing against us in all states in which we conduct business during the period of employment and for a period of two years following termination of employment with respect to all property-casualty insurance lines in which we are involved at the time of termination. The agreements also contain non-solicitation provisions that prohibit the executives from actively soliciting our employees, customers or suppliers during the period of employment and for a period of two years following termination of employment. The executives are also subject to confidentiality restrictions that protect our proprietary information, developments and other intellectual property.

Indemnity Agreements

      We have entered into indemnification agreements with each of our directors and executive officers which provide for indemnification against judgments, fines, amounts paid in settlement and other liabilities and expenses, to the fullest extent permitted by law. The indemnification is available, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interest, and with respect to any criminal proceeding, if such person had no reasonable cause to believe such conduct was unlawful.

2004 Stock and Incentive Plan

      Our board of directors has adopted our 2004 Stock and Incentive Plan for the purpose of providing a vehicle for compensating our key personnel by giving them the opportunity to acquire a proprietary interest in our common stock by receiving equity-based incentive compensation. The plan is an “omnibus” stock incentive plan that provides for the grant of stock options, stock appreciation rights, restricted stock, stock units and other equity-based incentive awards.

      Reservation of Shares. The maximum number of shares of our common stock that may be subject to awards under the plan is 1,000,000 shares. Shares of our common stock issued and sold under the plan may be either authorized but unissued shares or shares held in our treasury. To the extent that any award payable in shares of our common stock is forfeited, cancelled, returned to us for failure to satisfy vesting requirements or upon the occurrence of other forfeiture events, or otherwise terminates without payment being made thereunder, the shares of our common stock covered thereby will no longer be charged against the foregoing maximum share limitations and may again be made subject to awards under the plan. In addition, any shares of our common stock exchanged by a participant or withheld from a participant as full or partial payment to us of the exercise price or the tax withholding upon exercise or payment of an award will be returned to the number of shares of common stock available for issuance under the plan. Any awards settled in cash will not be counted against the share limitations under the plan. In the event of recapitalizations, reclassifications or other specified events affecting us or shares of our common stock, appropriate and equitable adjustments may be made to the number and kind of shares of our common stock available for grant, as well as to other maximum limitations under the plan, and the number and kind of shares of our common stock or other rights and prices under outstanding awards.

      Administration. The plan is administered by the compensation committee of our board of directors. Our compensation committee will, to the extent deemed necessary or advisable by our board of directors, be constituted so each committee member will satisfy the requirements for (i) an “independent director” under rules adopted by the Nasdaq Stock Market, (ii) a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934 and (iii) an “outside director” under Section 162(m) of the Code. Subject to the limitations set forth in the plan, the compensation committee has the authority to determine the persons to whom awards are granted, the types of awards to be granted, the time at which awards will be granted, the number of shares of our common stock, units or other rights subject to each award, the exercise, base or purchase price of an award, the time or times at which the award will become vested, exercisable or payable, the performance criteria, performance goals and other conditions of an award, and the duration of the award. The compensation committee will have the right, from time to time, to delegate to one or more of our executive officers the authority of the compensation committee to grant and determine the terms and conditions of awards, subject to certain limitations. Any awards under the plan made to non-employee members of our board of directors must be approved by the full board of directors.

      Eligibility. Awards under the plan may be granted to any of our or our subsidiaries’ current or prospective employees, officers, directors, consultants or insurance agents. Recipients of awards will be selected from time to time by the compensation committee in its sole discretion.

      Stock Options. Stock options granted under the plan may be issued as either incentive stock options (within the meaning of Section 422 of the Code), or as non-qualified options. The exercise price of an option will be determined by the compensation committee, provided that the exercise price per share will not be less than the fair market value of a share of our common stock on the date of the grant of the option. The compensation committee will determine the vesting and/or exercisability requirements and the term of exercise of each option, including the effect of termination of employment or service of a participant. The maximum term of a stock option will be ten years from the date of grant. The maximum number of shares of our common stock that may be covered under options granted under the plan to any participant in any calendar year is 250,000 shares of our common stock. The plan prohibits “repricing” or the cancellation, substitution or amendment of an option for the purpose of reducing the exercise price of a previously granted option, except for equitable adjustments for changes in our corporate structure, as described above.

      Stock Appreciation Rights. A stock appreciation right may be granted either in tandem with an option or without a related option. A stock appreciation right entitles the participant, upon exercise, to receive a payment based on the excess of the fair market value of a share of our common stock on the date of exercise over the base price of the right, multiplied by the number of shares of our common stock as to which the right is being exercised. The base price may not be less than the fair market value of a share of our common stock on the date of grant. The compensation committee will determine the vesting requirements and the term of exercise of each stock appreciation right, including the effect of termination of employment or service of a participant. The maximum term of a stock appreciation right will be ten years from the date of grant. The maximum number of shares of our common stock that may be subject to stock appreciation rights granted under the plan to any participant during any calendar year is 250,000 shares of our common stock. Stock appreciation rights may be payable in cash or in shares of our common stock or in a combination of both. The plan prohibits the “repricing” of stock appreciation rights, as described above for stock options.

      Restricted Stock Awards. A restricted stock award represents shares of our common stock that are issued subject to restrictions on transfer and vesting requirements as determined by the compensation committee. Vesting requirements may be based on the continued employment of the participant for specified time periods and on the attainment of specified business performance goals established by the compensation committee. Subject to the transfer restrictions and vesting requirements of the award, the participant will have the same rights as one of our shareholders, including all voting and dividend rights, during the restriction period, unless the compensation committee determines otherwise at the time of the grant. The maximum number of shares of our common stock that may be subject to restricted stock awards granted under the plan to any participant during any calendar year is 250,000 shares of our common stock.

      Stock Units. An award of stock units provides the participant the right to receive a payment based on the value of a share of our common stock. Stock units may be subject to vesting requirements, restrictions and conditions to payment as the compensation committee determines are appropriate. Vesting requirements may be based on the continued employment of the participant for a specified time period or on the attainment of specified business performance goals established by the compensation committee. A stock unit award may also be granted on a fully vested basis, with a deferred payment date. Stock unit awards are payable in cash or in shares of our common stock or in a combination of both. Stock units may also be granted together with related dividend equivalent rights. The maximum number of shares of our common stock that may be subject to stock units granted under the plan to any participant during any calendar year is 250,000 shares of our common stock.

      Stock Awards. A stock award represents shares of our common stock that are issued free of restrictions on transfer and free of forfeiture conditions and to which the participant is entitled all incidents of ownership. A stock award may be granted for past services, in lieu of bonus or other cash compensation, directors’ fees or for any other valid purpose as determined by the compensation committee. The maximum number of shares of our common stock that may be subject to stock awards granted under the plan to any participant during any calendar year is 250,000 shares of our common stock.

      Section 162(m) Awards. Awards of options and stock appreciation rights granted under the plan are intended by their terms to qualify for the performance-based compensation exception under Section 162(m) of the Code. In addition, the compensation committee may grant awards of restricted stock, stock units or stock awards that are intended to qualify for the performance-based compensation exception under Section 162(m) of the Code. Under Section 162(m), the terms of the award must state, in terms of an objective formula or standard, the method of computing the amount of compensation payable under the award, and must preclude discretion to increase the amount of compensation payable under the terms of the award (but may give the compensation committee discretion to decrease the amount of compensation payable). For each such award, the performance criteria upon which the payment or vesting may be based will be limited to one or more of the following performance measures, which may be applied with respect to us, any of our subsidiaries or any of our business units: net income, earnings per share, operating income, earnings before interest, taxes, depreciation and amortization, loss ratio, combined ratio, book value per share, return on equity, stock price performance, cash flow, or underwriting gain or loss. The foregoing performance criteria shall have any reasonable definitions that the compensation committee may specify, which may include or exclude any items specified by the compensation committee, including but not limited to, any or all of the following items: charges for restructurings, discontinued operations, extraordinary items and other unusual or non-recurring items, the cumulative effects of accounting changes and realized capital gains. The foregoing performance measures may be determined on an absolute basis or relative to internal goals or relative to levels attained in prior years, or related to other companies or indices, or as ratios expressing relationships between two or more performance measures.

      Effect of Change In Control. The compensation committee may, in an award agreement, provide for the effect of a “change in control” (as defined in the plan) on an award. These provisions may include the acceleration of vesting of an award, the elimination or modification of performance or other conditions, the extension of the time for exercise or realizing gain from an award, the acceleration of payment, cash settlement of an award or other adjustments that the compensation committee considers appropriate. Unless otherwise provided by the compensation committee and set forth in the applicable award agreement, upon a change in control, (i) each outstanding option and stock appreciation right, to the extent that it has not otherwise become vested and exercisable, will automatically become fully and immediately vested and exercisable, without regard to any otherwise applicable vesting requirement, (ii) each restricted stock award will become fully and immediately vested and all forfeiture and transfer restrictions thereon will lapse, and (iii) each outstanding stock unit award and stock award will become immediately and fully vested and payable.

      Term; Amendment and Termination. The plan will become effective upon the effective date of our initial public offering and will have a term of ten years from the date of adoption by our board of directors. Our board of directors may terminate or amend the plan at any time, subject to shareholder approval under certain circumstances. No termination or amendment of the plan will adversely affect the rights of a participant under any previously granted award.

Annual Bonus Plan

      Our board of directors has adopted an annual bonus plan to promote our interests by motivating superior performance by our executive officers and other key employees with annual bonus opportunities based upon corporate and individual performance. The plan administrator has the authority to administer the plan, to determine the criteria for the payment of bonuses under the plan and to approve the amounts of all bonus payments to executive officers. All of our executive officers, as designated by the compensation committee, and certain other of our select employees, as designated by our Chief Executive Officer, are eligible to participate in the plan. Participants will generally receive their bonuses in the form of a lump sum cash payment, but the plan administrator may provide that a participant receive a portion of the annual bonus in stock units or other equity-based compensation. In the event of a participant’s termination of employment for any reason prior to the payment of annual bonuses for the year, the participant will forfeit any entitlement to a bonus, unless otherwise provided by the plan administrator. The plan administrator may provide for pro-rata or other bonus payments to be made in the event of death, disability or under other circumstances. In the event of a “Change in Control” (as defined in the plan), each participant will receive a prorated award based on the period of service and applicable performance through the date of the Change in Control. The plan will become effective for the 2005 fiscal year and will have an indefinite term. Our board of directors has the authority to amend, suspend or terminate the plan at any time.

401(k) Plan

      We have established and maintained a retirement savings plan under Section 401(k) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, to cover our eligible employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax deferred basis through contributions to the 401(k) plan. Our 401(k) plan is intended to constitute a qualified plan under Section 401(a) of the Code and its associated trust is intended to be exempt from federal income taxation under Section 501(a) of the Code. Our 401(k) plan permits us to make discretionary matching contributions on behalf of eligible employees and we provide a company match to employee contributions up to a maximum of 4% of the employee’s salary. Our discretionary contributions vest immediately. Our discretionary matching contributions to the 401(k) plan totaled $67,318 in 2001, $127,730 in 2002 and $149,760 in 2003.

Other Employee Benefits Plans

      We have also established and provide all eligible employees with several other health and welfare plans, including: medical and vision benefits, long-term disability insurance and life insurance.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      We describe below the material transactions we have entered into with parties that are related to our company. The following summary of the Share Repurchase Agreement with James V. Gorman, the Investor Rights Agreement and the Metropolitan Property and Casualty Share Repurchase Agreement is qualified in its entirety by the provisions of such agreements and does not purport to describe all of the terms of such agreements.

Share Repurchase Agreement with James V. Gorman

      NAHC has entered into a share repurchase agreement with James V. Gorman, Chairman and Chief Executive Officer of NAHC and Proformance. Pursuant to the terms of Mr. Gorman’s share repurchase agreement, he may sell up to an aggregate of 430,000 of his shares of common stock of NAHC solely to licensed New Jersey insurance agents determined by Proformance’s Peer Review Committee and the board of directors of NAHC to be acceptable agents for Proformance in their reasonable discretions, in private transactions to be negotiated between Mr. Gorman and the prospective new agents. Mr. Gorman may not sell more than 43,000 shares to any new agent. Mr. Gorman has informed us that he has no present intention to exercise the foregoing rights.

      If NAHC desires to issue common shares to a prospective agent, pursuant to the share repurchase agreement, Mr. Gorman shall have the first option to sell up to 43,000 shares to such agent. If Mr. Gorman declines to sell shares to the agent, NAHC shall be free for a period of six months to issue up to 43,000 shares to such agent. Mr. Gorman has informed us that he has no present intention to exercise the foregoing rights.

Investor Rights Agreement

      James V. Gorman, NAHC and OCIC entered into an Investor Rights Agreement, dated as of December 18, 2001, in connection with the Ohio Casualty replacement carrier transaction. See “Business — Recent Transactions — Ohio Casualty Replacement Carrier Transaction.”

      Pursuant to the Investor Rights Agreement, OCIC, Mr. Gorman and NAHC have certain rights with respect to the shares of NAHC, including:

•	Preemptive Right: If NAHC issues any equity securities, OCIC has a right of first offer in proportion to OCIC’s then current ownership interest in NAHC. NAHC may, however, issue securities free of OCIC’s preemptive right, in certain circumstances, including shares of common stock issued by NAHC in certain qualified public offerings, such as this offering.

•	First Offer Right: If OCIC desires to transfer its equity securities, NAHC and Mr. Gorman have a right of first offer to purchase all, but not less than all such shares, with NAHC having priority over Mr. Gorman to purchase all such shares. Any transferee of OCIC’s shares must agree to become a party to and be bound by the terms of the Investor Rights Agreement. Pursuant to the terms of the Investor Rights Agreement, the foregoing restriction does not apply to the shares of our common stock acquired in this offering.

•	Right of Co-Sale: So long as Mr. Gorman owns at least 10% of the common stock of NAHC on a fully diluted basis, OCIC shall have the right to sell its allocable share of equity securities in any sale by Mr. Gorman of equity securities. Certain transfers may be made by Mr. Gorman free from the restrictions set forth above, including any transfer of common stock by Mr. Gorman in connection with this offering. Mr. Gorman is not selling or otherwise transferring any shares of common stock of NAHC in connection with this offering.

•	Registration Rights: NAHC may not grant any shareholder or proposed shareholder registration rights, unless the same rights are afforded to OCIC with respect to its shares of NAHC.

      In addition, pursuant to the Investor Rights Agreement, OCIC had a right to require NAHC to redeem all equity securities of NAHC owned by OCIC for fair market value at any time (i) on or after

December 18, 2006 or (ii) prior to December 18, 2006 if NAHC delivers notice to OCIC that NAHC is engaging in certain transactions, including, but not limited to, a public offering of equity securities of NAHC, such as this offering. As more fully described under “Business — Recent Transactions — Ohio Casualty Replacement Carrier Transaction,” on July 10, 2004, we entered into an agreement with OCNJ and OCIC pursuant to which, among other things, OCIC agreed to waive any rights it has, had or may have under the Investor Rights Agreement. As part of the agreement with OCNJ and OCIC, subject to certain exceptions, we have granted OCIC the right, on three occasions following the expiration of the 180-day lock-up period in the lock-up agreement OCIC entered into in connection with this offering, to demand that we file a registration statement with respect to the resale by OCIC of any shares of NAHC common stock owned by OCIC which are not sold as part of this offering.

      NAHC is also prohibited from taking certain actions with respect to its common stock without extending such benefits to all classes of common stock, such as subdividing, combining, paying dividends or providing any other benefit for preference to any shares.

Ohio Casualty Non-Competition Agreement

      Also as part of the Ohio Casualty replacement carrier transaction, Proformance entered into a non-competition agreement with OCIC which prohibits Proformance from writing any commercial lines insurance policy until December 31, 2004 where the expiring policy was issued by Ohio Casualty Group.

Metropolitan Property and Casualty Share Repurchase Agreement

      In connection with the Met P&C replacement carrier transaction, NAHC entered into a share repurchase agreement with Met P&C, dated as of December 8, 2003. Under the share repurchase agreement, Met P&C may not transfer shares for a period of two years from the date of the share repurchase agreement without NAHC’s prior written consent, which consent may be withheld in NAHC’s sole discretion. If subsequent to the two-year holding period and prior to an initial public offering of NAHC’s common stock, Met P&C desires to transfer shares to a third party, NAHC has the right to purchase all such shares from Met P&C at the price and pursuant to the terms set forth in the Agreement. NAHC’s right of first offer will terminate upon completion of this offering.

      If prior to an initial public offering of NAHC’s common stock, Mr. Gorman proposes, in a single transaction or series of related transactions, to transfer for value common stock representing at least 10% of the outstanding common stock of NAHC on a fully diluted basis, Met P&C shall have the right, subject to certain exceptions, to have included in such proposed transfer its pro rata portion of the common stock to be so transferred at the same per share price and for the same consideration that Mr. Gorman proposes to sell the common stock to be so transferred. Met P&C’s co-sale right will terminate upon completion of this offering.

      If at any time prior to December 8, 2008, NAHC shall issue or sell any shares of common stock without consideration or for consideration per share less than the purchase price per share paid by Met P&C for its shares of common stock, then Met P&C shall have the right to purchase for the same purchase price per share paid by the party to whom NAHC has issued or sold shares of its common stock, such additional common stock as would be needed to maintain Met P&C’s ownership percentage of common stock immediately prior to the issuance or sale of such additional common stock. Met P&C has informed us that it has no intention of exercising this right in connection with this offering.

Payments to Insurance Agencies Affiliated with Certain of Our Directors

      For the years ended December 31, 2003, 2002 and 2001 and the nine months ended September 30, 2004 and 2003, Proformance paid to Liberty Insurance Associates, Inc. commissions of $220,605, $160,414, $127,265, $145,469 and $162,504, respectively. Mr. Harris, a member of our board of directors, is Chief Executive Officer of Liberty Insurance Associates.

      For the years ended December 31, 2003, 2002 and 2001 and the nine months ended September 30, 2004 and 2003, Proformance paid to Fleet Insurance Services commissions of $104,941, $116,434, $150,528, $77,059 and $81,190, respectively. Mr. Sharkey, a member of our board of directors, is Chairman of Fleet Insurance Services.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 30, 2004 by:

•	each person that owns beneficially more than 5% of the outstanding shares of our common stock;

•	each director, director nominee and named executive officer;

•	the selling shareholder; and

•	all of our directors, director nominees and executive officers as a group.

      Except as stated below, each holder listed below has sole investment and voting power with respect to the shares of common stock beneficially owned by the holder. As of September 30, 2004, there were 122 holders of record of shares of our common stock.

      Unless otherwise stated, the business address for each beneficial owner below is 4 Paragon Way, Freehold, NJ 07728.

      We have had certain relationships with the OCIC, the selling shareholder in this offering. See “Certain Relationships and Related Party Transactions — Investor Rights Agreement” and “Certain Relationships and Related Party Transactions — Ohio Casualty Non-Competition Agreement.”

	As of
	September 30, 2004

	Number of	Percent	Shares to	Number of	Percent
Name and Address	Shares Before	Before	Be Sold	Shares After	After
of Beneficial Owner	Offering(1)	Offering	in Offering	Offering(1)	Offering

James V. Gorman(2)	1,706,240	33.2%	—	1,706,240	15.3%
Chairman of the Board of Directors and Chief Executive Officer of NAHC and Proformance
The Ohio Casualty Insurance Company(3)	867,955	17.6	665,000	202,955	1.9
9450 Seward Road Fairfield, OH 45015
Metropolitan Property and Casualty Insurance Company(4)	430,000	8.7	—	430,000	3.9
700 Quaker Lane Warwick, RI 02886
Peter A. Cappello, Jr.(5)	69,316	1.4	—	69,316	*
Director of NAHC and Chief Financial Officer of Proformance
Cynthia L Codella(6)	64,500	1.3	—	64,500	*
Secretary and Executive Vice President of NAHC and Proformance
Andrew C. Harris(7)	21,715	*	—	21,715	*
Director of NAHC and Proformance
John A. Latimer	—	—	—	—	—
Director of Proformance
Thomas M. Mulhare	—	—	—	—	—
Director of NAHC

	As of
	September 30, 2004

	Number of	Percent	Shares to	Number of	Percent
Name and Address	Shares Before	Before	Be Sold	Shares After	After
of Beneficial Owner	Offering(1)	Offering	in Offering	Offering(1)	Offering

Douglas G. Olson(8)	83,420	1.7	—	83,420	*
Director of Proformance
Frank J. Prudente(9)	43,000	*	—	43,000	*
Executive Vice President — Corporate Finance and Treasurer of NAHC
John E. Scanlan(10)	12,900	*	—	12,900	*
Senior Vice President of Proformance
Thomas J. Sharkey, Sr.	45,365	*	—	45,365	*
Director of NAHC and Proformance
Steven V Stallone(11)	70,219	1.4	—	70,219	*
Director of NAHC and Proformance
Candace L. Straight	—	—	—	—	—
Director of Proformance
Daniel J. Taylor(12)	15,050	*	—	15,050	*
Director of Proformance
Directors, director nominees and named executive officers as a group	2,131,725	38.0%	—	2,131,725	18.4%

*	Less than 1%.

(1)	The shares reflected in this column include all shares issuable pursuant to outstanding options held by such shareholders (but not of any other shareholder) as such options are subject to accelerated vesting under specified circumstances and upon completion of this offering such options will become fully vested and immediately exercisable. The share numbers after the offering do not include shares that eligible directors and officers or their affiliates may purchase in this offering, including through the directed share program as further described in “Underwriting.”

(2)	Includes options to purchase 202,100 shares of our common stock, all of which are fully vested and exercisable or will become fully vested and exercisable upon consummation of this offering.

(3)	Elizabeth Riczko, President of OCIC, has investment and voting control over the shares of the Company owned by OCIC.

(4)	Cathryn Rein, President of Met P&C, has investment and voting control over the shares of the Company owned by Met P&C.

(5)	Includes options to purchase 60,200 shares of our common stock, all of which are fully vested and exercisable or will become fully vested and exercisable upon consummation of this offering.

(6)	Includes options to purchase 64,500 shares of our common stock, all of which are fully vested and exercisable or will become fully vested and exercisable upon consummation of this offering.

(7)	Includes options to purchase 4,300 shares of our common stock, all of which are fully vested and exercisable or will become fully vested and exercisable upon consummation of this offering.

(8)	Includes options to purchase 8,600 shares of our common stock, all of which are fully vested and exercisable or will become fully vested and exercisable upon consummation of this offering.

(9)	Includes options to purchase 43,000 shares of our common stock, all of which are fully vested and exercisable or will become fully vested and exercisable upon consummation of this offering.

(10)	Includes options to purchase 12,900 shares of our common stock, all of which are fully vested and exercisable or will become fully vested and exercisable upon consummation of this offering.

(11)	Includes options to purchase 60,200 shares of our common stock, all of which are fully vested and exercisable or will become fully vested and exercisable upon consummation of this offering.

(12)	Includes options to purchase 15,050 shares of our common stock, all of which are fully vested and exercisable or will become fully vested and exercisable upon consummation of this offering.

DESCRIPTION OF CAPITAL STOCK

      The following description of certain provisions of our amended and restated Certificate of Incorporation, our amended and restated By-Laws, and of the New Jersey Business Corporation Act is necessarily general and does not purport to be complete. This summary is qualified in its entirety by reference in each case to the applicable provisions of our Certificate of Incorporation and By-Laws, which are filed as exhibits to this registration statement and to the provisions of New Jersey law.

General

      At the time of the closing of this offering our authorized capital stock will be 60,000,000 shares, 50,000,000 of which shall be common stock, no par value per share, and 10,000,000 of which shall be preferred stock, no par value per share.

      The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding preference stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior liquidation rights of preference stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. Pursuant to its share repurchase agreement, Met P&C has certain anti-dilution rights. See “Certain Relationships and Related Party Transactions — Metropolitan Property and Casualty Share Repurchase Agreement.” All outstanding shares of common stock to be outstanding upon the completion of this offering will be fully paid and non-assessable.

      Our board of directors will have the authority following the closing of this offering to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the designations, powers, preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by shareholders.

Certain Provisions of Our Certificate and By-Laws and of New Jersey Law

      A number of provisions of our Certificate of Incorporation and our By-Laws deal with matters of corporate governance and the rights of shareholders. The following discussion is a general summary of select provisions of our Certificate of Incorporation, our By-Laws and certain New Jersey laws that might be deemed to have a potential “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual shareholders may deem to be in their best interest or in which shareholders may be offered a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also make the removal of the incumbent board of directors or management more difficult.

Common Stock

      Our unissued shares of authorized common stock will be available for future issuance without additional shareholders approval, except as required by the rules of the Nasdaq National Market. While the authorized but unissued shares are not designed to deter or prevent a change of control, under some circumstances we could use the authorized but unissued shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control of us by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

Preferred Stock

      The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of the preferred stock to parties that might oppose such a takeover bid or issue shares of the preferred stock containing terms the potential acquiror may find unattractive. Such preferred stock could also have the right to vote separately as a class with respect to a merger, takeover or other significant corporate transactions. This ability may have the effect of delaying or preventing a change of control, may discourage bids for our common stock at a premium over the market price of our common stock, and may adversely affect the market price of, and the voting and the other rights of the holders of, our common stock.

Classified Board of Directors and Related Provisions

      Our Certificate of Incorporation provides that our board of directors shall be divided into three classes of directors (each class containing approximately one-third of the total number of directors) serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. This classified board provision will prevent a third party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual shareholder meeting following the date the acquiror obtains the controlling interest. The number of directors constituting our board of directors is determined from time to time by our board of directors. Our Certificate of Incorporation also provides that directors may be removed only for “cause” and by the affirmative vote of the holders of a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provisions of our Certificate of Incorporation authorizing our board of directors to fill vacancies on the board, will prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

No Shareholder Action by Written Consent; Special Meetings

      Our Certificate of Incorporation provides that shareholder action can be taken only at an annual or special meeting of shareholders and cannot be taken by written consent in lieu of a meeting. Our Certificate of Incorporation also provides that, except as otherwise required by law, special meetings of the shareholders can only be called by a majority of our entire board of directors or by the Chief Executive Officer. Shareholders may not call a special meeting or require that our board of directors call a special meeting of shareholders.

Advance Notice Requirements for Shareholder Proposals and Director Nominees.

      Our By-Laws provide that, if one of our shareholders desires to submit a proposal or nominate persons for election as directors at an annual shareholders’ meeting, the shareholder shall deliver written notice to our Secretary not less than 90 nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely shall be so delivered not less than 90 days nor more than 120 days prior to such annual meeting or ten days following the day on which public announcement of the date of such meeting is first made. Such shareholder’s notice shall set forth (A) as to any such business that the shareholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting, any material interest of such shareholder in such business and the beneficial owner, if any, on whose behalf the proposal is made; (B) as to each person whom the shareholder proposes to nominate for election as a director, all information relating to such person that would be required to be disclosed in a solicitation of proxies for the election of such person as a director pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if so elected); and (C) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the proposal or nomination is made (1) the name and address of such shareholder, as they appear on our books, and of such beneficial owner, and (2) the class and number of our shares which are owned beneficially and of record by such shareholder and such beneficial owner.

Voting Requirements on Amending Our Certificate of Incorporation or By-Laws

      Our Certificate of Incorporation provides that amendments to certain provisions of our Certificate of Incorporation, including those relating to preferred stock, classified board, removal of directors, calling special meetings of shareholders and no shareholder action by written consent, must be approved by both two-thirds of the board of directors and by the vote, at a regular or special shareholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all our capital stock then entitled to vote. All other amendments to our Certificate of Incorporation require: (i) approval by a majority of our entire board of directors and (ii) the vote, at a regular or special shareholders’ meeting, of the holders of a majority of the votes entitled to be cast by the holders of all our capital stock then entitled to vote.

      Our By-Laws provide that amendments to certain provisions of our By-laws including those relating to calling of special meetings, shareholder proposals and election and number of directors, must be approved by either two-thirds of the board of directors or by the vote, at a regular or special shareholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all of our capital stock entitled to vote thereon. All other amendments to our By-Laws require approval by a majority of our board of directors or the vote, at a regular or special shareholders’ meeting, of the holders of a majority of the votes entitled to be cast by the holders of all our capital stock then entitled to vote.

Business Combination Statute

      The New Jersey Shareholders Protection Act, NJSA 14A:10A-1 et seq., which we refer to as New Jersey Act, prohibits certain New Jersey corporations, such as us following this offering, from entering into certain “business combinations” with an “interested shareholder” (any person who is the beneficial owner of 10% or more of such corporation’s outstanding voting securities) for five years after such person became an interested shareholder, unless the business combination or the interested shareholder’s acquisition of stock was approved by the corporation’s board of directors prior to such interested shareholder’s stock acquisition date. After the five-year waiting period has elapsed, a business combination between such corporation and an interested shareholder will be prohibited unless the business combination is approved by the holders of at least two-thirds of the voting stock not beneficially owned by the interested shareholder, or unless the business combination satisfies the New Jersey Act’s fair price provision intended to provide that all shareholders (other than the interested shareholders) receive a fair price for their shares.

      The New Jersey Act defines “business combination” to include, the following transactions between a corporation and an interested shareholder or such interested shareholder’s affiliates; (1) the merger or consolidation of the corporation with the interested shareholder or any corporation that after the merger or consolidation would be an affiliate or associate of the interested shareholder, (2) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with the interested shareholder, which has an aggregate market value equal to 10% or more of the aggregate market value of all of the assets, outstanding stock or income of the corporation or its subsidiaries; (3) the issuance or transfer to the interested shareholder of any stock of the corporation having an aggregate market value equal to or greater than 5% of the corporation’s outstanding stock; (4) the adoption of a plan or proposal for the liquidation or dissolution of the corporation proposed by the interested shareholder; (5) any reclassification of securities proposed by the interested shareholder, that has the effect, directly or indirectly, of increasing any class or series of stock that is owned by the interested shareholder; and (6) the receipt by the interested shareholder of any loans or other financial assistance from the corporation.

      The New Jersey Act does not apply to certain business combinations, including those with persons who acquired 10% or more of the voting power of the corporation prior to the time the corporation was required to file periodic reports pursuant to the Exchange Act or prior to the time the corporation’s securities began to trade on a national securities exchange.

Limitations on Director Liability

      Article 7 of our Certificate of Incorporation provides that the no director shall be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for breach of the director’s duty of loyalty to us or our shareholders, for acts or omissions not in good faith or which involve a knowing violation of law or a violation of Section 14A:6-12 of the New Jersey Business Corporation Act (which governs directors’ liability in declaration of dividends, share repurchase and liquidation of the corporation, among others) or for any act or omission which results in receipt by the director of an improper personal benefit.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the offering, we will have a total of 10,926,990 common shares outstanding (11,824,740 shares if the underwriters exercise the over-allotment option in full). Up to 332,500 shares of common stock for sale in this offering are reserved for purchase by certain of our Partner Agents and persons who are qualified current or retired general partners (or their equivalents) of our Partner Agents. All of the 6,650,000 shares (7,647,500 shares if the underwriters exercise the over-allotment option in full) sold in the offering will be freely tradeable without restriction or further registration under the Securities Act by persons other than our “affiliates.” The remaining shares are “restricted securities” as defined in Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under the Securities Act, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by, or is in common control with that company.

      In general, under Rule 144, a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three-month period, a number of restricted securities that does not exceed the greater of 1% of the then outstanding shares of common stock and the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding each such sale, provided that at least one year has elapsed since such shares were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the one-year holding period requirement) in order to sell shares of common stock which are not restricted securities (such as shares acquired by affiliates either in this offering or through purchases in the open market following this offering). In addition, under Rule 144(k), a person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell such shares without regard to the foregoing limitations, provided that at least two years have elapsed since the shares were acquired from us or any affiliate of ours.

      We, our officers and directors (including Mr. Gorman), the selling shareholder and all of our other shareholders, including Met P&C, have agreed, subject to specified exceptions, not to dispose of or hedge our and their shares without the prior written consent of Citigroup Global Markets Inc. during the period of 180 days following the date of this prospectus. Those persons who purchase our common stock through the directed share program discussed later in this prospectus have agreed not to sell their shares without the prior written consent of Citigroup Global Markets Inc. during the period of 180 days following the date of this prospectus, which lock-up will not be waived for any sales during the first 90 days of the lock-up period. See “Underwriting.”

      On July 10, 2004, we entered into an agreement with the selling shareholder, OCIC, pursuant to which we agreed, among other things, that following the expiration of the 180-day lock-up period discussed above, we will use commercially reasonable efforts to facilitate a secondary public offering by OCIC of the shares of NAHC common stock owned by OCIC which are not sold as part of this offering. In addition, subject to certain exceptions, we have granted OCIC the right, on three occasions following the expiration of the 180-day lock-up period, to demand that we file a registration statement with respect to the resale by OCIC of any shares of NAHC common stock owned by OCIC which are not sold as part of this offering. See “Business — Recent Transactions — Ohio Casualty Replacement Carrier Transaction.”

      In addition, following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2004 Stock and Incentive Plan. Subject to the exercise of issued and outstanding options, shares registered under the registration statement on Form S-8 will be available for sale into the public markets unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

      No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX

CONSIDERATIONS FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

      The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder that acquires our common stock pursuant to this offering. The discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, possibly on a retroactive basis. The discussion is for general information only. The discussion is limited to non-U.S. holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership (including any entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any State of the United States or the District of Columbia, other than a partnership treated as foreign under U.S. Treasury regulations;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      This discussion does not consider:

•	U.S. federal gift tax consequences, or U.S. state or local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for the shareholders, partners, or beneficiaries of a non-U.S. holder;

•	all of the U.S. federal tax considerations that may be relevant to a non-U.S. holder in light of its particular circumstances or to non-U.S. holders that may be subject to special treatment under U.S. federal tax laws, such as financial institutions, insurance companies, tax-exempt organizations, certain trusts, hybrid entities, certain former citizens or residents of the United States, holders subject to U.S. federal alternative minimum tax, broker-dealers, and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment.

      Prospective investors are urged to consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations with respect to owning and disposing of shares of our common stock.

Dividends

      As previously discussed, we do not anticipate paying dividends on our common stock in the foreseeable future. See “Dividend Policy.” If we pay dividends on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and first reduce the non-U.S. holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

      We will have to withhold U.S. federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States, or if an income tax treaty applies, attributable to a permanent establishment of the non-U.S. holder within the United States. Under applicable U.S. Treasury regulations, a non-U.S. holder (including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities) will be required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

      Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax or any withholding thereof with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition; or

•	we are or have been a United States real property holding corporation, or “USRPHC,” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock; in this case, the non-U.S. holder may be subject to U.S. federal income tax on its net gain derived from the disposition of our common stock at regular graduated rates. If we are, or were to become, a USRPHC, gain realized upon disposition of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock generally would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC.

Federal Estate Tax

      Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

      We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those dividends and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder is a resident.

      Under some circumstances, U.S. Treasury regulations require backup withholding and additional information reporting on reportable payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate (currently 28%).

      The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder to or through the U.S. office of any broker, U.S. or non-U.S., generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own tax advisors regarding the application of these rules to them.

      The foregoing discussion of U.S. federal income and estate tax considerations is not tax advice and is not based on an opinion of counsel. Accordingly, each prospective non-U.S. holder of our common stock should consult that holder’s own tax advisor with respect to the federal, state, local and non-U.S. tax consequences of the ownership and disposition of our common stock.

UNDERWRITING

      Citigroup Global Markets Inc. is acting as the sole bookrunning manager of the offering, and, together with Cochran, Caronia Securities LLC, Dowling & Partners Securities, LLC, Fox-Pitt, Kelton Inc. and Sandler O’Neill & Partners, L.P., are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling shareholder have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number of
Underwriter	Shares

Citigroup Global Markets Inc.
Cochran, Caronia Securities LLC
Dowling & Partners Securities, LLC
Fox-Pitt, Kelton Inc.
Sandler O’Neill & Partners, L.P.

Total	6,650,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $           per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $           per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed 5% of the total number of shares of our common stock offered by them.

      We and the selling shareholder have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 997,500 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

      We, our officers and directors, the selling shareholder and all of our other shareholders, including Met P&C, have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, except if such shareholder is a partnership, to a partner, if an individual, by gift, will or intestate succession, or a transfer to an affiliate. In any such case, such transfer will be subject to certain conditions, including that each transferee execute an agreement that the shares are subject to a lock-up agreement, and there be no further transfer of shares, except in accordance with the lock-up agreement. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. Citigroup Global Markets Inc. has informed us that it has no present intent or arrangement to release any of the securities subject to these lock-up agreements. The release of any lock-up is considered on a case by case basis. Citigroup has further informed us that factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of the company.

      At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to certain of our Partner Agents and qualified current or retired general partners (or their equivalents) of our Partner Agents through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares. Those persons who purchase our common stock through the directed share program have agreed not to sell their shares without the prior written consent of Citigroup Global Markets Inc. during the period of 180 days following the date of this prospectus, which lock-up will not be waived for any sales during the first 90 days of the lock-up period.

      Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

•	the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

      Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

      Our common stock has been approved for listing on the Nasdaq National Market under the symbol “NAHC,” subject to official notice of issuance.

      The following table shows the underwriting discounts and commissions that we and the selling shareholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by NAHC		Paid by Selling Shareholder

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share	$	$	$	$
Total	$	$	$	$

      In connection with the offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that our portion of the total expenses of this offering will be approximately $2.5 million.

      Certain of the underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. For example, as of December 31, 2004 approximately $112.3 million of our investment assets are held in five non-discretionary brokerage accounts with Smith Barney, an affiliate of Citigroup Global Markets Inc. We believe the fees and commissions payable for services in connection with these accounts are customary.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities. In addition, we have agreed to indemnify the selling shareholder against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the selling shareholder may be required to make because of any of those liabilities.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed upon by Patricia M. Forsyth, General Counsel of Proformance Insurance Company. Dewey Ballantine LLP, New York, New York is also representing us in this offering. Dewey Ballantine LLP has in the past represented certain of the underwriters, including Citigroup Global Markets Inc. Certain legal matters in connection with the issuance of the common stock to be sold in the offering will be passed upon for the underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. LeBoeuf, Lamb, Greene & MacRae, L.L.P. has in the past performed services for us. In addition, LeBoeuf, Lamb, Greene & MacRae, L.L.P. has in the past provided, and may continue to provide, legal services to OCIC, the selling shareholder, and its affiliates.

EXPERTS

      The consolidated financial statements of NAHC and its subsidiaries as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 and as of and for the nine months ended September 30, 2004, included in this prospectus and the related financial statement schedules included elsewhere in this registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm as stated in their reports appearing herein and elsewhere in the registration statement, which reports express an unqualified opinion on the financial statements and financial statement schedules and include an explanatory paragraph referring to financial statements as of and for the nine months ended September 30, 2004 which have been restated and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

CHANGE OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      On March 22, 2004, the Executive Committee of our Board of Directors approved replacing the firm of WithumSmith+Brown, PC as our independent accountants with the firm of Deloitte & Touche LLP for the fiscal years ended December 31, 2001, 2002 and 2003. On May 14, 2004, WithumSmith+Brown, PC was dismissed as our independent accountants. Our engagement of Deloitte & Touche LLP was effective as of May 14, 2004. The decision to change independent accountants was recommended and approved by the Board of Directors as the Board viewed it as desirable in anticipation of our initial public offering to have our financial statements audited by a large internationally recognized accounting firm such as Deloitte & Touche LLP.

      The reports of WithumSmith+Brown, PC on our financial statements for each of the two fiscal years ended December 31, 2003 and December 31, 2002, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. These financial statements have been subsequently restated in connection with the audit referred to in the preceding paragraph.

      During our two most recent fiscal years and in the subsequent interim period from January 1, 2004 until May 14, 2004, we have had no disagreements with WithumSmith+Brown, PC on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure, which if not resolved to the satisfaction of WithumSmith+Brown, PC would have caused WithumSmith+Brown, PC to make reference to the matter in their report.

      During our two most recent fiscal years and in the subsequent interim period from January 1, 2004 until May 14, 2004, we have had no reportable events (as the term is described in Item 304(a)(1)(v) of Regulation S-K).

      Prior to our engagement of Deloitte & Touche LLP, we had not consulted with Deloitte & Touche LLP during our two most recent fiscal years or during the subsequent interim period from January 1, 2004 until May 14, 2004 regarding: (a) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice were provided that Deloitte & Touche LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (b) any matter that was the subject of either a disagreement or a reportable event.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the Securities and Exchange Commission maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the Securities and Exchange Commission. You may obtain further information about the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a web site maintained by the Securities and Exchange Commission. The address of this site is http://www.sec.gov.

      Upon completion of this offering, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended and will be required to file reports, proxy statements and other information with the Securities and Exchange Commission. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the Securities and Exchange Commission at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the Securities and Exchange Commission as described above, or inspect them without charge at the Securities and Exchange Commission’s web site. We intend to furnish our shareholders with annual reports containing consolidated financial statements audited by an independent accounting firm.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

Page(s)

Consolidated Financial Statement:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets:
As of September 30, 2004 as restated and December 31, 2003 and 2002	F-3
Consolidated Statements of Operations:
Nine months ended September 30, 2004 as restated and 2003 and years ended December 31, 2003, 2002 and 2001	F-4
Consolidated Statements of Comprehensive Income (Loss):
Nine months ended September 30, 2004 as restated and 2003 and years ended December 31, 2003, 2002 and 2001	F-5
Consolidated Statements of Changes in Stockholders’ Equity:
Nine months ended September 30, 2004 as restated and years ended December 31, 2003, 2002 and 2001	F-6
Consolidated Statements of Cash Flows:
Nine months ended September 30, 2004 as restated and 2003 and years ended December 31, 2003, 2002 and 2001	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors,

National Atlantic Holdings Corporation and Subsidiaries

      We have audited the accompanying consolidated balance sheets of National Atlantic Holdings Corporation and Subsidiaries (the “Company”) as of September 30, 2004, December 31, 2003 and 2002 and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for the nine-month period ended September 30, 2004, and for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As disclosed in Note 18, the accompanying financial statements, as of and for the nine-month period ended September 30, 2004 have been restated.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2004, December 31, 2003 and 2002, and the results of its operations and its cash flows for the nine-month period ended September 30, 2004, and for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey

December 20, 2004
(February 10, 2005 as to the effect of the restatement described in Note 18)

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

		December 31,

	September 30, 2004	2003	2002

	Restated
	(See Note 18)
Investments: (Note 2)
Fixed maturities available-for-sale (amortized cost at September 30, 2004 and December 31, 2003 and 2002 was $190,277, $130,799 and $67,179, respectively)	$190,692	$130,410	$67,871
Short-term investments (cost at September 30, 2004 and December 31, 2003 and 2002 was $11,832, $31,569 and $4,597, respectively)	11,832	31,569	4,597
Equity securities (cost at September 30, 2004 and December 31, 2003 and 2002 was $11,257, $8,117 and $1,673, respectively)	11,327	8,593	1,508

Total investments	213,851	170,572	73,976
Cash and cash equivalents	26,990	9,124	18,376
Accrued investment income	2,470	1,901	850
Premiums receivable	30,905	23,219	21,855
Reinsurance recoverable on paid and unpaid losses (Note 4)	33,684	26,346	23,118
Reinsurance receivable (Note 4)	—	10,050	—
Prepaid reinsurance	363	1,634	2,617
Receivable from Ohio Casualty, a related party (Note 3)		6,820	6,767
Receivable from Sentry (Note 3)		2,625	—
Deferred acquisition costs	11,385	9,788	8,778
Property and equipment — Net (Note 7)	1,313	1,082	920
Deferred taxes (Note 6)	—	—	1,337
Federal income taxes recoverable	1,163	2,168	—
Other assets	4,074	1,419	2,590

Total assets	$326,198	$266,748	$161,184

Liabilities and Stockholders’ Equity:
Liabilities:
Unpaid losses and loss adjustment expenses (Note 5)	$176,090	$134,201	$85,472
Unearned premiums	64,004	51,813	46,018
Accounts payable and accrued expenses	1,732	2,290	1,545
Reinsurance payable	2,749	3,260
Deferred revenue from related party (Note 3)	—	9,530	5,917
Deferred revenue (Note 3)	214	2,839	—
Deferred income taxes (Note 6)	11,087	7,999	—
State income taxes payable		399	—
Other liabilities	9,668	4,630	4,098

Total liabilities	265,544	216,961	143,050

Stockholders’ equity:
Common stock, Class A, no par value (4,300,000 shares authorized; 2,747,743 shares issued as of September 30, 2004 and December 31, 2003 and 2002, respectively)	3,002	3,002	3,002
Common stock, Class B, no par value (4,300,000 shares authorized; 2,194,247, 2,194,247 and 1,656,747 shares issued as of September 30, 2004 and December 31, 2003 and 2002, respectively)	28,618	28,258	15,382
Retained earnings (accumulated deficit)	28,714	18,470	(598)
Accumulated other comprehensive (loss) income	320	57	348

Total stockholders’ equity	60,654	49,787	18,134

Total liabilities and stockholders’ equity	$326,198	$266,748	$161,184

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except earnings per share data)

	Nine Months Ended
	September 30,		For the Years Ended December 31,

	2004	2003	2003	2002	2001

	Restated	(Unaudited)
	(See Note 18)
Revenue:
Net earned premiums	$131,048	$103,383	$143,156	$75,654	$25,432
Net investment income	4,961	2,755	4,258	1,593	1,085
Realized gains (losses) on investments — net	1,182	1,432	1,373	(55)	346
Replacement carrier revenue from related party	9,530	5,917	13,298	21,683	—
Replacement carrier revenue from unrelated party	2,625	—	661	—	—
Other income	1,255	1,093	929	564	212

Total revenue	150,601	114,580	163,675	99,439	27,075

Costs and Expenses:
Loss and loss adjustment expenses incurred	102,359	78,127	108,123	69,491	28,338
Acquisition expenses	26,394	15,792	25,547	14,887	5,523
Other operating and general expenses	6,467	836	992	3,605	3,684

Total costs and expenses	135,220	94,755	134,662	87,983	37,545

Income (loss) before income taxes	15,382	19,825	29,013	11,456	(10,470)
Provision (benefit) for income taxes	5,137	6,741	9,945	2,822	(3,606)

Net Income (Loss)	$10,245	$13,084	$19,068	$8,634	$(6,864)

Net income (loss) per share Common Stock — Basic	$2.07	$2.96	$4.29	$1.96	$(1.93)
Net income (loss) per share Common Stock — Diluted	$1.82	$2.60	$3.77	$1.74	$(1.93)

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Nine Months Ended
	September 30,		For the Years Ended December 31,

	2004	2003	2003	2002	2001

	Restated	(Unaudited)
	(See Note 18)
Net Income (loss)	$10,245	$13,084	$19,068	$8,634	$(6,864)
Other comprehensive income — net of tax:
Net holding (losses) gains arising during the year	665	(995)	63	441	321
Reclassification adjustment for realized (gains) losses included in net income	(402)	(252)	(354)	(43)	(179)

Total other comprehensive (loss) income	263	(1,247)	(291)	398	142

Comprehensive Income (loss)	$10,508	$11,837	$18,777	$9,032	$(6,722)

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Periods Ended September 30, 2004, December 31, 2003, 2002 and 2001
(In thousands, except share data)

	Class A		Class B		Retained	Receivable	Accumulated
	Common Stock		Common Stock		Earnings	for	Other	Total
					(Accumulated	Securities	Comprehensive	Stockholders’
	Shares	Amount	Shares	Amount	Deficit)	Issued	Income (Loss)	Equity

Balance at January 1, 2001	2,792,893	$3,055	743,642	$1,712	$(2,368)		$(192)	$2,207
Issuance of Class B Common Stock			867,955	13,500		(13,000)		$500
Net loss					(6,864)			$(6,864)
Other comprehensive income							142	$142

Balance at December 31, 2001	2,792,893	3,055	1,611,597	15,212	(9,232)	(13,000)	(50)	(4,015)
Exchange of Class A for Class B Common Stock	(45,150)	(53)	45,150	53				—
Issuance of Class B Common Stock						13,000		13,000
Issuance of stock options				706				706
Unamortized deferred compensation				(589)				(589)
Net Income					8,634			8,634
Other comprehensive income							398	398

Balance at December 31, 2002	2,747,743	3,002	1,656,747	15,382	(598)		348	18,134
Issuance of Class B Common Stock			537,500	12,457				12,457
Issuance of Stock Options				736				736
Unamortized deferred compensation				(552)				(552)
Amortization of 2002 options				235				235
Net Income					19,068			19,068
Other comprehensive loss							(291)	(291)

Balance at December 31, 2003	2,747,743	3,002	2,194,247	28,258	18,470		57	49,787

Amortization of 2002 and 2003 options				360				360
Net Income					10,245			10,245
Other comprehensive income							263	263

Balance at September 30, 2004 (as restated)	2,747,743	$3,002	2,194,247	$28,618	$28,714		$320	$60,654

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Nine Months
	Ended September 30,		For the Years Ended December 31,

	2004	2003	2003	2002	2001

	Restated	(Unaudited)
	(see Note 18)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$10,245	$13,084	$19,068	$8,634	$(6,864)
Adjustment to reconcile net income to net cash provided (used in) operating activities:
Depreciation and amortization	301	259	312	285	184
Amortization of premium/discount on bonds	860	572	837	259	25
Realized losses (gains) on investment sales	(1,182)	(1,432)	(1,373)	55	(346)
Changes in:
Deferred income taxes	2,950	3,696	9,487	2,823	(3,000)
Premiums receivable	(7,686)	489	(1,364)	(12,271)	(2,134)
Reinsurance recoverable	(7,338)	(3,629)	(3,228)	5,998	(10,310)
Reinsurance receivable	10,050	—	(10,050)	—	—
Prepaid reinsurance	1,271	(5,949)	321	7,230	(2,844)
Receivable from Ohio Casualty	6,820	6,767	(53)	(6,767)	—
Receivable from Sentry	2,625	—	(2,625)	—	—
Guarantee fund receivable	—	—	—	21	38
Deferred acquisition costs	(1,597)	(3,178)	(1,010)	(6,947)	770
Accrued interest income	(569)	(411)	(1,051)	(678)	101
Federal income taxes recoverable	1,005	—	(2,168)	608	482
Other assets	2,656	7,296	1,171	(2,449)	305
Unpaid losses and loss adjustment expenses	41,889	36,809	48,729	28,740	19,383
Stock options	360	296	419	117	—
Accounts payable	(558)	1,742	745	1,364	181
Deferred revenue from related party	(9,530)	(5,917)	3,614	5,917	—
Deferred revenue	(2,625)	—	2,839	—	—
Unearned premiums	12,191	4,052	5,795	29,208	1,785
Reinsurance payable	(511)	10,468	3,920	(2,324)	(758)
Income taxes payable	(399)	—	399	—	—
Federal Income Taxes Payable	—	1,259	—	—	—
Other liabilities	5,038	(3,472)	532	2,892	(693)

Net cash provided by (used in) operating activities	60,954	62,801	75,266	62,715	(3,695)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(537)	(427)	(474)	(821)	(201)
Purchases of fixed maturity investments	(139,891)	(102,028)	(131,225)	(56,735)	(24,424)
Sales and maturities of fixed income investments	79,994	58,471	68,326	4,016	30,638
Purchases of equity securities	(10,958)	(12,247)	(14,282)	(1,927)	(858)
Sales of equity securities	8,561	5,974	7,664	875	675
Purchases of short-term investments — net	19,743	4,405	(26,984)	(556)	(1,957)

Net cash (used in) provided by investing activities	(43,088)	(45,852)	(96,975)	(55,148)	3,873

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in notes payable	—	—	—	(5,683)	(107)
Proceeds from issuance of common stock — net	—	—	12,457	13,000	500

Net cash provided by financing activities	—	—	12,457	7,317	393

Net increase (decrease) in cash	17,866	16,949	(9,252)	14,884	571
Cash and cash equivalents at beginning of period	9,124	18,376	18,376	3,492	2,921

Cash and cash equivalents at end of period	$26,990	$35,325	$9,124	$18,376	$3,492

Cash paid during the year for:
Interest	—	—	$3	$389	$694

Income taxes paid (received)	$1,692	1,707	$2,227	$(608)	$(1,088)

The accompanying notes are an integral part of the consolidated financial statements.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Nine Months Ended September 30, 2004 and
Years Ended December 31, 2003, 2002 and 2001

1.	Nature of Operations and Significant Accounting Policies

      National Atlantic Holdings Corporation (NAHC) and Subsidiaries (the Company) was incorporated in New Jersey, on July 29, 1994. The Company is a holding company for Proformance Insurance Company (Proformance), its wholly-owned subsidiary. Proformance is domiciled in the State of New Jersey and writes property and casualty insurance, primarily personal auto. NAHC’s initial capitalization was pursuant to private placement offerings. The initial stockholders paid $1.16 per share for 2,812,200 shares of Class A common stock.

      On February 14, 1995 the Board of Directors approved the offering of up to 645,000 shares at $2.33 per share of nonvoting Class B common stock. At the end of 1995, 283,112 shares were issued at $2.33 per share to new agents and at 105% of the net book value to the officers and directors under a one-time stock purchase program. The average per share price for both issuances of this Class B common stock was approximately $2.05 per share. On April 7, 1995, the Certificate of Incorporation was amended to authorize the issuance of up to 4,300,000 shares of nonvoting common stock.

      NAHC also has a controlling interest (80 percent) in Niagara Atlantic Holdings Corporation and Subsidiaries (Niagara), which is a New York corporation. Niagara was incorporated on December 29, 1995. The remaining interest (20 percent) is owned by New York agents. Niagara was established as a holding company in order to execute a surplus debenture and service agreement with Capital Mutual Insurance (CMI). As of June 5, 2000, CMI has gone into liquidation and is under the control of the New York State Insurance Department. CMI is no longer writing new business and therefore neither is Niagara. Niagara had $0 equity value as of December 31, 2003 and 2002. NAHC has no remaining obligations as it relates to the agreement.

      In addition, NAHC has another wholly owned subsidiary, Riverview Professional Services, Inc., which was established in 2002 for the purpose of providing case management and medical cost containment services to Proformance and other unaffiliated clients.

      In December 2001, NAHC established National Atlantic Financial Corporation (NAFC), to offer general financing services to its agents and customers. In November 2003, NAFC established a wholly owned subsidiary, Mayfair Reinsurance Company Limited, for the purpose of assuming reinsurance business as a retrocessionaire from third party reinsurers of Proformance and providing reinsurance services to unaffiliated clients.

      Another wholly owned subsidiary of NAHC is National Atlantic Insurance Agency, Inc. (NAIA), which was incorporated on April 5, 1995. The Company purchased all 1,000 shares of NAIA’s authorized common stock at $1 per share. NAIA obtained its license to operate as an insurance agency in December 1995. The agency commenced operations on March 20, 1996. The primary purpose of this entity is to service any direct business written by Proformance and to provide services to agents and policyholders acquired as part of replacement carrier transactions.

      The significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are as follows:

      Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which differ materially from statutory accounting practices prescribed or permitted for insurance companies by regulatory agencies. All significant intercompany transactions and balances have been eliminated.

      Segment Disclosure — We manage and report our business as a single segment based upon several factors. Our insurance subsidiary, Proformance Insurance Company, has historically generated in excess of

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

90% of our total consolidated revenues and reported profit or loss. In addition, Proformance is our only subsidiary which has assets in excess of 10% of the consolidated assets of the Company. Therefore, only Proformance meets any of the quantitative thresholds of a reportable segment. In addition, although Proformance writes both personal line and commercial line business, we consider those operating segments as one operating segment due to the fact that the nature of the products are similar, they share the same distribution system, the nature of the regulatory environment for each line is similar and they follow the same production process in accordance with the requirements of segments that share similar economic characteristics.

      A summary of our consolidated revenues is as follows:

	For the Nine Months Ended		For the	For the	For the
	September 30,		Year Ended	Year Ended	Year Ended
			December 31,	December 31,	December 31,
	2004	2003	2003	2002	2001

		(Unaudited)
Proformance
Personal lines insurance	$120,604,228	$90,628,720	$126,845,351	$66,264,731	$20,053,540
Commercial lines insurance	10,443,828	12,754,073	16,310,572	9,389,152	5,378,206
Replacement carrier revenue from related party	9,530,303	5,916,987	13,297,593	21,683,013
Replacement carrier revenue from unrelated party	2,625,000	—	661,111
Riverview
Medical Case Management	3,729,363	2,485,975	3,688,114	644,509
NAIA
Insurance brokerage	3,097,596	1,940,322	2,572,129	1,088,606	188,088
Mayfair
Reinsurance	3,750,000	—
NAHC					24,774
Intercompany elimination entries	(10,121,052)	(3,898,934)	(6,191,155)	(1,716,642)	(182,862)

Subtotal	143,659,266	109,827,143	157,183,715	97,353,369	25,461,746

Investment Income	4,960,615	2,755,505	4,257,672	1,592,878	1,084,956
Net realized investment gains (losses)	1,182,347	1,431,571	1,372,557	(55,219)	346,482
Other income	798,928	565,682	860,379	547,989	181,526

Total Revenue	$150,601,156	$114,579,901	$163,674,323	$99,439,017	$27,074,710

      Use of Estimates — The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The primary estimates made by management involve the establishment of reserves for losses and loss adjustment expenses. Actual results could differ from those estimates.

      Cash and Cash Equivalents — For purposes of the statements of cash flows, the Company considers short-term investments with an initial maturity of three months or less to be cash equivalents.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Property and Equipment — Property and equipment are stated at cost. Depreciation and amortization is provided under the straight-line method based upon the following estimated useful lives:

Estimated
Description	Life (Years)

Automobiles	5
Furniture and fixtures	7
Computer software and electronic data equipment	3
Leasehold improvements	*

*	Amortized over the remaining life of the lease from the date placed in service.

      Major replacements of, or improvements to, property and equipment are capitalized. Minor replacements, repairs and maintenance are charged to expense as incurred. Upon retirement or sale, the cost of the assets disposed and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is recorded in operations. The recoverable value of property and equipment assets are evaluated at least annually.

      Investments — Fixed maturity investments which may be sold in response to, among other things, changes in interest rates, prepayment risk, income tax strategies or liquidity needs, are classified as available-for-sale and are carried at market value. Equity securities, which are classified as available for sale, are also carried at market value. Changes in market value for fixed maturity investments and equity securities are credited or charged to stockholders’ equity as other comprehensive income (loss). Short-term securities are carried at cost, which approximates market value. Market values are based on quoted market prices. For mortgage-backed securities for which there is a prepayment risk, prepayment assumptions are evaluated and revised as necessary. Any adjustments required due to the resultant change in effective yields and maturities are recognized on a prospective basis through yield adjustments. Realized investment gains and losses are recorded on the specific identification method. All security transactions are recorded on a trade date basis.

      The Company considers a number of factors in the evaluation of whether a decline in value is other-than-temporary including: (a) the financial condition and near term prospects of the issuer; (b) the Company’s ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; and (c) the period and degree to which the market value has been below cost. A fixed maturity security is other-than-temporarily impaired if it is probable that the Company will not be able to collect all the amounts due under the security’s contractual terms. Equity investments are considered to be impaired when it becomes apparent that the Company will not recover its cost after considering the severity and duration of the unrealized loss, compared with general market conditions. These adjustments are recorded as realized investment losses.

      Concentration of Credit Risk — Financial instruments which potentially subject the Company to concentrations of credit risk include cash balances and marketable fixed maturity securities. The Company places its temporary cash investments with creditworthy financial institutions. The Company holds bonds and notes issued by the United States government and corporations. By policy, these investments are kept within limits designed to prevent risks caused by concentration. Consequently, as of December 31, 2003 and September 30, 2004, the Company does not believe it has significant concentrations of credit risks. The Company is exposed to a concentration of credit risk with respect to amounts due from reinsurers. Management monitors the financial condition of their reinsurers and additional collateral is requested as needed.

      Deferred Policy Acquisition Costs — Deferred acquisition costs, which consist of commissions and other underwriting expenses, are costs that vary with and are directly related to the underwriting of new policies and are deferred and amortized over the period in which the related premiums are earned. Anticipated investment income is considered in the determination of the recoverability of deferred acquisition costs.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For the nine months ended September 30, 2004 and 2003, amortization of deferred acquisition costs was $26,393,655 and $15,791,998, respectively. Amortization of deferred acquisition costs for the years ended December 31, 2003, 2002 and 2001 were $25,547,188, $14,887,237 and $5,523,012, respectively.

      Insurance Liabilities/ Reserves for Losses and Loss Adjustment Expenses — The provision for unpaid losses and loss adjustment expenses includes individual case estimates, principally on the basis of reports received from claim adjusters engaged by the Company, for losses reported prior to the close of the year and estimates with respect to incurred but not reported (IBNR) losses and loss adjustment expenses, net of anticipated salvage and subrogation. The method of making such estimates and for establishing the resulting reserves is continually reviewed and updated, and adjustments resulting therefrom are reflected in current operations. The estimates are determined by management and are based upon industry data relating to loss and loss adjustment expense ratios as well as the Company’s historical data. The unpaid losses and unpaid loss adjustment expenses presented in these financial statements have not been discounted.

      This liability is subject to the impact of changes in claim severity, frequency and other factors which may be outside of the Company’s control. Despite the variability inherent in such estimates, management believes that the liability for unpaid losses and loss adjustment expenses is adequate and represents its best estimate of the ultimate cost of investigating, defending and settling claims. However, the Company’s actual future experience may not conform to the assumptions inherent in the determination of this liability. Accordingly, the ultimate settlement of these losses and the related loss adjustment expenses may vary significantly from the amounts included in the accompanying financial statements.

      Recognition of Premium Revenues — Premiums written or assumed are earned on a daily pro-rata basis over the estimated life of the policy or reinsurance contract. Unearned premiums are established and represent the portion of net premiums which is applicable to the unexpired terms of policies in force.

      Recognition of Replacement Carrier Revenues — Revenue from replacement carrier contracts is recognized pro-rata over the period as the Company completes the obligations under the terms of the agreement, typically the renewal option period of the policyholders ranging from six months to a year, as required pursuant to the terms of the contract. Certain replacement carrier contracts require additional consideration to be paid to the Company based on an evaluation of premiums written to surplus. The calculation is performed and related revenue is recognized as earned annually pursuant to the terms of the contract. See note 3.

      Accounting for Reinsurance — The Company accounts for reinsurance in conformity with Statement of Financial Accounting Standards No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts. This standard requires the Company to report assets and liabilities relating to reinsured contracts gross of the effects of reinsurance. The standard also establishes the conditions required for a contract with a reinsurer to be accounted for as reinsurance and prescribes accounting and reporting standards for such contracts.

      The Company contracts with insurance companies, which assume portions of the risk undertaken. The Company remains the primary obligor to the extent any reinsurer is unable to meet its obligations under the existing reinsurance agreements. The reinsurance contracts are accounted for on a basis consistent with that used in the accounting of the direct policies issued by the Company.

      Income Taxes — The Company files a consolidated federal tax return. Under the tax allocation agreement, current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments (receive reimbursements) to the extent that their income (losses and other credit) contributes to (reduces) consolidated federal income tax expense. The member companies are reimbursed for the tax attributes they have generated when utilized in the consolidated return.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company recognizes taxes payable or refundable for the current year, and deferred taxes for the future tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences between the carrying amounts of assets and liabilities for finance reporting purposes and the amounts used for income tax purposes are expected to reverse.

      Stock Options — The Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), in 1996. Under the provisions of SFAS 123, companies can elect to account for stock-based compensation plans using a fair-value based method or continue measuring compensation expenses for those plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations. In December 2002, the FASB issued SFAS No. 148 which amended the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results. The Company has elected to continue using the intrinsic value method (APB No. 25) to account for stock based compensation plans.

      The following table presents the Company’s pro forma net income (loss) for the nine months ended September 30, 2004 and 2003 and for the years ended December 31, assuming the Company had used the fair value method (SFAS No. 123) to recognize compensation expense with respect to its options:

	Nine Months Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

		(Unaudited)
Net income (loss) — as reported	$10,244,714	$13,083,764	$19,067,575	$8,633,512	$(6,864,395)
Plus: Compensation expense recorded against income	360,579	295,891	419,000	118,000	—
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(369,447)	(295,379)	(418,559)	(130,973)	(553)

Pro forma net income (loss)	$10,235,846	$13,084,276	$19,068,016	$8,620,539	$(6,864,948)

Net income per weighted average shareholding
Basic — as reported	$2.07	$2.96	$4.29	$1.96	$(1.93)
Basic — proforma	$2.07	$2.96	$4.29	$1.96	$(1.93)
Diluted — as reported	$1.82	$2.60	$3.77	$1.74	$(1.93)
Diluted — proforma	$1.82	$2.60	$3.77	$1.74	$(1.93)

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The above pro forma information has been determined as if the Company had accounted for its employees’ stock options under the fair value method. The fair value of the options was estimated at the date of grant using the Black-Scholes option-pricing model with a volatility factor assumed to be zero percent and the following weighted average assumptions:

	Nine Months Ended
	September 30,	September 30,
	2004	2003	2003	2002	2001

Risk-free interest yield	4.0%	4.0%	4.0%	4.6%	5.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Average life	3 Years	3 Years	3 Years	3 Years	3 Years

      The weighted average fair value of options granted whose exercise price was equal to the market price of the stock on the date of grant for the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 was $0, $0, $0, $0 and $24,054, respectively. No grants were made at market value during 2003, 2002 and 2001.

      The weighted average fair value of options granted whose exercise price was less than the market price of the stock on the date of grant for the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001 was $0, $823,049, $823,049, $716,807 and $0, respectively. The weighted average exercise price of options granted whose exercise price was less than market price of the stock on the date of grant was $0, $6.14, $0.60 and $0, respectively.

      Option pricing models require the input of highly subjective assumptions. Because the Company’s employee stock has characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      On December 16, 2004, the FASB issued Statement No. 123 (Revised 2004), Share-Based Payment. This statement requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments (e.g., stock options and restricted stock) granted to employees. This standard is effective for public companies in interim or annual periods beginning after June 15, 2005. We are currently in the process of assessing the impact that the adoption of this standard will have on our financial statements.

      Retirement Plans — The Company has a contributory savings plan for salaried employees meeting certain service requirements, which qualifies under Section 401(k) of the Internal Revenue Code of 1986. For the nine months ended September 30, 2004 and 2003, retirement plan expense amounted to $183,302 and $93,889, respectively. Retirement plan expense for the year ended December 31, 2003, 2002 and 2001 amounted to $149,760, $127,730 and $67,318, respectively.

      Unaudited Interim Statements — The interim consolidated financial statements as of September 30, 2003 and the financial data and other information for these periods disclosed in these notes to the consolidated financial statements are unaudited. In the opinion of management, the Company has made all adjustments, consisting primarily of normal recurring accruals, necessary for a fair presentation of the financial condition of the Company as of September 30, 2003, and the results of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for the six-month periods ended September 30, 2003, as presented in the accompanying unaudited interim financial statements.

      Guaranty Fund Assessments — As more fully described in Note 10, New Jersey law requires that property and casualty insurers licensed to do business in New Jersey participate in the New Jersey Property-Liability Insurance Guaranty Association (which we refer to as NJPLIGA). Proformance accounts for its participation in the NJPLIGA in accordance with Statement of Position 97-3, the

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounting Treatment For Insurance and Other Enterprises for Insurance Related Assessments. In this regard, Proformance records a liability when writing the premiums, as direct written premiums are the basis for the state assessment and are considered the obligating event that establishes the liability. The percentage of written premium recorded as a liability is equal to the surcharge percentage mandated by the state to be charged to each policy holder. This surcharge percentage is likewise determined based on the relationship between the Company’s direct written premium to that of the industry as a whole as determined by the state. As such, Proformance also records a corresponding receivable from policyholders in recognition of the fact that New Jersey law allows for Proformance to fully recoup amounts assessed through policyholder surcharges. There is no income statement impact because as SOP 97-3 outlines, policyholder surcharges that are required as a pass through to the state regulatory body should be accounted for in a manner such that amounts collected or receivable are not recorded as revenues and amounts due or paid are not expensed.

      Also, as more fully described in Note 10, the Company may be assigned business by the State of New Jersey relating to the Personal Automobile Insurance Plan (PAIP) and the Commercial Automobile Insurance Plan (CAIP). With regard to PAIP, the State of New Jersey allows for the Company to enter into Limited Assignment Distribution (LAD) arrangements whereby for a fee, the Company’s portion of PAIP business is transferred to the LAD carrier such that Proformance has no responsibility for the PAIP business. Proformance records its CAIP liability assignment on its books as assumed business as required by the State of New Jersey.

2.	Investments

      The amortized cost and estimated market value of the investment portfolio, classified by category, as of September 30, 2004 are as follows:

	Cost/	Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	(Losses)	Market Value

Fixed maturities:
U.S. Government, government agencies and authorities	$95,991,097	$184,329	$(169,806)	$96,005,620
State, local government and agencies	44,627,813	476,452	(131,429)	44,972,836
Industrial and miscellaneous	48,496,634	442,919	(387,408)	48,552,145
Mortgage-backed securities	1,161,524	20	(5)	1,161,539

Total fixed maturities	190,277,068	1,103,720	(688,648)	190,692,140
Other Investments:
Short-term investments	11,832,112	—	—	11,832,112
Equity securities	11,256,557	675,002	(605,184)	11,326,375

Total Investments	$213,365,737	$1,778,722	$(1,293,832)	$213,850,627

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The amortized cost and estimated market value of the investment portfolio, classified by category, as of December 31, 2003 are as follows:

	Cost/	Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	(Losses)	Market Value

Fixed maturities:
U.S. Government, government agencies and authorities	$39,633,926	$17,604	$(338,138)	$39,313,392
State, local government and agencies	41,277,531	12,929	—	41,290,460
Industrial and miscellaneous	44,903,263	116,868	(205,222)	44,814,909
Mortgage-Backed securities	4,984,097	6,604	—	4,990,701

Total fixed maturities	130,798,817	154,005	(543,360)	130,409,462
Other Investments:
Short-term investments	31,569,445	—	—	31,569,445
Equity securities	8,117,385	763,737	(288,038)	8,593,084

Total Investments	$170,485,647	$917,742	$(831,398)	$170,571,991

      The amortized cost and estimated market value of the investment portfolio, classified by category, as of December 31, 2002 are as follows:

	Cost/	Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	(Losses)	Market Value

Fixed maturities:
U.S. Government, government agencies and authorities	$12,071,671	$175,134	—	$12,246,805
State, local government and agencies	639,478	42,326	(17,662)	664,142
Industrial and miscellaneous	48,445,593	511,112	(18,527)	48,938,178
Mortgage-backed Securities	6,022,164	—	—	6,022,164

Total fixed maturities	67,178,906	728,572	(36,189)	67,871,289
Other Investments:
Short-term investments	4,597,363	—	—	4,597,363
Equity securities	1,673,009	67,501	(232,817)	1,507,693

Total Investments	$73,449,278	$796,073	$(269,006)	$73,976,345

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair value of available-for-sale securities at September 30, 2004, by contractual maturity, are shown below. Expected maturities may differ from stated maturities because issuers may have the right to call or prepay certain obligations with or without prepayment penalties.

Estimated
Fair Value

Due in one year or less	$9,958,123
Due in one year through five years	33,739,441
Due in five years through ten years	54,916,949
Due in ten through twenty years	90,916,088
Due in over twenty years	0
Mortgage-Backed securities	1,161,539

Total	$190,692,140

      As of the nine months ended September 30, 2004 and the years ending December 31, 2003 and 2002, the Company held no investments that were below investment grade or not rated by an independent rating agency.

      The Company has placed securities on deposit having a fair value of $200,089, $208,724 and $209,170 at September 30, 2004, December 31, 2003 and 2002 respectively in order to comply with New Jersey state insurance regulatory requirements.

      Sales of fixed maturity and equity securities for the nine months ended September 30, 2004 and for the years ended December 31, 2003, 2002 and 2001 are shown below:

	Nine Months Ended
	September 30,		For the Years Ended December 31,

	2004	2003	2003	2002	2001

		(Unaudited)
Proceeds	$88,555,043	$63,772,123	$75,990,136	$4,890,603	$31,313,474
Gross realized gains	1,409,938	1,722,313	1,802,770	23,174	388,200
Gross realized losses	(227,592)	(290,742)	(430,213)	(78,393)	(41,718)

      No other-than-temporary impairments were recognized for the nine months ended September 30, 2004, and 2003 and the years ended December 31, 2003, 2002 and 2001, respectively.

      The components of net investment income earned were as follows:

	Nine Months Ended
	September 30,		For the Years Ended December 31,

	2004	2003	2003	2002	2001

		(Unaudited)
Investment income:
Interest income	$4,705,196	$2,717,412	$4,199,917	$1,675,194	$1,140,110
Dividend income	344,173	177,031	312,545	38,622	12,950

Investment income	5,049,369	2,894,443	4,512,462	1,713,816	1,153,060
Investment expenses	(88,754)	(138,938)	(254,790)	(120,938)	(68,104)

Net investment income	$4,960,615	$2,755,505	$4,257,672	$1,592,878	$1,084,956

      Adoption of New Accounting Pronouncements — Effective December 31, 2003, the Company adopted the disclosure requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Applications of Certain Investments. Under the consensus,

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

disclosures are required for unrealized losses on fixed maturity and equity securities accounted for under SFAS No. 115, Accounting for Certain Investment in Debt and Equity Securities, which are classified as either available-for-sale or held-to-maturity. The disclosure requirements include quantitative information regarding the aggregate amount of unrealized losses and the associated fair value of the investments in an unrealized loss position, segregated into time periods for which the investments have been in an unrealized loss position. The consensus also requires certain qualitative disclosures about the holdings in an unrealized loss position in order to provide additional information that the Company considered in concluding that the unrealized losses were not other-than-temporary. In September 2004, the Financial Accounting Standards Board, which we refer to as FASB, issued FASB Staff Position Emerging Issues Task Force Issue 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which delays the effective date for the recognition and measurement guidance in EITF Issue No. 03-1. In addition, the FASB has issued a proposed FASB Staff Position to consider whether further application guidance is necessary for securities analyzed for impairment under EITF 03-1. We continue to assess the potential impact that the adoption of the proposed FASB Staff Position could have on our financial statements.

      There are eleven equity and preferred securities having an unrealized loss of $138,322, a fair value of $2,453,444 and an amortized cost of $2,591,766 as of September 30, 2004 which have been in a continuous unrealized loss position for less than six months.

      There are three equity and preferred securities having an unrealized loss of $137,621, a fair value of $834,510 and an amortized cost of $972,131 as of September 30, 2004 which have been in a continuous unrealized loss position between six and twelve months.

      There are two equity and preferred securities having an unrealized loss of $329,240, a fair value of $2,020,515 and an amortized cost of $2,349,755 as of September 30, 2004 which have been in a continuous unrealized loss position for greater than twelve months.

      There are 72 fixed maturity securities having an unrealized loss of $123,244, a fair value of $48,092,879 and an amortized cost of $48,216,123 as of September 30, 2004 which have been in a continuous unrealized loss position for less than six months.

      There are fifteen fixed maturity securities having an unrealized loss of $35,800, a fair value of $4,777,566 and an amortized cost of $4,813,366 as of September 30, 2004 which have been in a continuous unrealized loss position between six and twelve months.

      There are 20 fixed maturity securities having an unrealized loss of $529,604, a fair value of $14,920,304 and an amortized cost of $15,449,908 as of September 30, 2004 which have been in a continuous unrealized loss position for greater than twelve months.

      The fixed income securities in an unrealized loss position are above investment grade securities with extended maturity dates, which have been adversely impacted by the increase in interest rates after the purchase date. As part of the ongoing security monitoring process by the Company’s investment manager and investment committee, it was concluded that there were no other-than-temporary impairments of the portfolio as of September 30, 2004. It is management’s position with the committee’s confirmation that the securities that are temporarily impaired are of quality and continue to pay in accordance with their contractual terms with the expectation that they will continue to do so.

      The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to risks and uncertainties in the determination of whether declines in the fair value of investments are other-than-temporary. The risks and uncertainties include changes in general economic conditions, the issuer’s financial condition or near term recovery prospects and the effects of changes in interest rates.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The changes in net unrealized investment gains (losses) were as follows:

	Nine Months
	Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

		(Unaudited)
Fixed Maturities:
Balance at January 1,	$(256,974)	$456,973	$456,973	$(7,207)	$(69,512)
Unrealized investment gains (losses) during the year	804,427	(1,935,972)	(1,081,738)	703,303	94,401
Deferred income taxes	(273,505)	658,230	367,791	(239,123)	(32,096)

Balance at December 31,	$273,948	(820,769)	$(256,974)	$456,973	$(7,207)

Net change in unrealized investment gains	$530,922	(1,277,742)	$(713,947)	$464,180	$62,305

Equity Securities:
Balance at January 1,	$313,961	(109,109)	$(109,109)	$(42,437)	$(122,885)
Unrealized investment gains (losses) during the year	(405,881)	46,400	641,015	(99,988)	121,891
Deferred income taxes	138,000	(15,776)	(217,945)	33,316	(41,443)

Balance at December 31,	$46,080	(78,485)	$313,961	$(109,109)	$(42,437)

Net change in unrealized investment gains	$(267,881)	30,624	$423,070	$(66,672)	$80,448

      Net realized gains (losses) were as follows:

	Nine Months Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

		(Unaudited)
Fixed maturities	$439,743	$1,416,705	$1,546,459	$592	$388,199
Equity Securities	742,602	14,866	(173,902)	(55,811)	(41,717)

	$1,182,346	$1,431,571	$1,372,557	$(55,219)	$346,482

3.	Replacement Carrier Transactions

Ohio Casualty

      On December 18, 2001 the Company entered into a replacement carrier agreement with Ohio Casualty Insurance Company (OCIC) and Ohio Casualty of New Jersey, Inc. (OCNJ) pursuant to which OCNJ would transfer to Proformance the obligation to offer renewals for all of OCNJ’s New Jersey private passenger automobile business, effective March 18, 2002. In accordance with the agreement, OCNJ ceased issuing private passenger automobile policies in the State of New Jersey. As part of the withdrawal, Proformance became the replacement carrier for OCNJ, providing OCNJ’s policyholders with a guaranteed option to renew their policies over a twelve month period. OCNJ retains all rights and responsibilities related to policies issued by OCNJ and is responsible to issue any endorsements in the ordinary course of business prior to the renewal date. Under the terms of the contract, the offers of renewal are processed over a twelve month period. As part of the transaction, OCNJ paid Proformance

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$41,100,000, of which $500,000 was paid at the contract date and $40,600,000 was paid in twelve equal monthly installments of $3,833,333, with the first payment due on March 18, 2002.

      In connection with this transaction, OCIC acquired a 19.71 percent interest (at the time of the transaction) in the Company by purchasing 867,955 shares of Class B nonvoting common stock. The Company valued the stock issued as part of the transaction at $13,500,000, based on a valuation performed for the Company as of January 1, 2002. The remaining $27,600,000 was earned evenly as replacement carrier revenue over the twelve month period beginning on March 18, 2002, consistent with the terms of the contract.

      In addition, as part of the agreement, there is also a provisional amount due to the Company pursuant to which OCNJ will pay to the Company up to $15,600,000 of additional consideration as necessary to reduce the premium-to-surplus ratio to 2.5 to 1 on the renewal business for a three year period based on calculations performed at each calendar year-end. As the additional consideration depends on factors that do not exist or are not measurable at the inception of the agreement they are considered contingent and the additional consideration is recognized as actual results reflect a premium-to-surplus ratio of greater than 2.5 to 1. For the nine months ended September 30, 2004 and 2003 and for the years ended December 31, 2003 and 2002, the Company recognized additional consideration of $0, $0, $6,820,000 and $0, respectively, as replacement carrier revenue in accordance with the terms of the contract.

      As of September 30, 2004, December 31, 2003 and 2002, amounts due from OCNJ relating to the transaction amounted to $0, $6,820,000 and $6,766,667, respectively. Deferred revenue relating to the contract amounted to $0, $0 and $5,916,987 as of September 30, 2004, and December 31, 2003 and 2002, respectively.

Metropolitan Property and Casualty Insurance Company

      On September 2, 2003, the Company entered into a replacement carrier agreement with Metropolitan Property and Casualty Insurance Company (Met) pursuant to which Met would transfer to Proformance the obligation to offer renewals for all of Met’s New Jersey personal lines business, effective December 22, 2003. In accordance with the agreement, Met ceased issuing new personal lines policies in the State of New Jersey. As part of the withdrawal, Proformance became the replacement carrier for Met, providing Met’s policyholders with a guaranteed option to renew their policies over a six month period. As part of the transaction, Met was required to pay Proformance consideration of $10,090,909 and purchase 430,000 shares of class B nonvoting stock for $10,000,000, which represented a 9% interest at the time of the transaction, based upon the Company’s valuation. The Company recognized $560,606 as replacement carrier revenue from a related party for the year ended December 31, 2003. The remaining $9,530,303 has been recorded as deferred revenue at December 31, 2003 and was fully earned during the nine month period ended September 30, 2004.

Sentry Insurance Company

      The Company entered into a replacement carrier agreement on March 14, 2003 with Sentry Insurance Mutual Company (Sentry) pursuant to which Sentry would transfer to Proformance the obligation to offer renewals for all of Sentry’s New Jersey personal lines business, effective October 24, 2003. In accordance with the agreement, Sentry ceased issuing new personal lines policies in the State of New Jersey. As part of the withdrawal, Proformance became the replacement carrier for Sentry, providing Sentry’s policyholders with a guaranteed option to renew their policies over a twelve month period. As part of the transaction, Sentry was required to pay the Company $3,500,000 in four equal quarterly installments of $875,000 with the first payment on October 24, 2003.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In addition, as part of the agreement, there is also a provisional amount due to the Company pursuant to which Sentry will pay to the Company up to $1,250,000 of additional consideration as necessary to reduce the premium-to-surplus ratio to 2.5 to 1 on the renewal business for a three year period based on calculations preformed at each calendar year-end. As the additional consideration depends on factors that do not exist or are not measurable at the inception of the agreement they are considered contingent and the additional consideration is recognized as actual results reflect a premium-to-surplus ratio of greater than 2.5 to 1. As of September 30, 2004 and as of December 31, 2003, the Company has determined that no amount is currently recoverable.

      At December 31, 2003 amounts due from Sentry relating to the transaction amounted to $2,625,000. The Company recognized $661,111 in replacement carrier revenue for the year ended December 31, 2003. In addition, deferred revenue relating to the contract amounted to $2,838,889 at December 31, 2003.

      At September 30, 2004 the amount due from Sentry relating to the transaction was $0. The Company recognized $2,625,000 in replacement carrier revenue for the nine months ended September 30, 2004. Deferred revenue relating to the contract amounted to $213,889 at September 30, 2004.

4.	Reinsurance Activity

      In the ordinary course of business, the Company reinsures certain risks with other companies. Such arrangements serve to limit the Company’s maximum loss from catastrophes, large risks and unusually hazardous risks. To the extent that any reinsuring company is unable to meet its obligations, the Company would be liable for its respective participation in such defaulted amounts. The Company does not require or hold any collateral to secure the amounts recoverable. In addition the Company does not have any reinsurance treaties with retroactive adjustments or contingent commissions.

      For the nine months ended September 30, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001, the Company reinsured its business through various excess of loss reinsurance agreements and catastrophe reinsurance agreements. The various excess of loss agreements provide protection for losses and loss adjustment expenses in excess of $250,000 per occurrence. Effective on July 1, 2003, the Company entered into a Multiple Line Loss Ratio Excess of loss treaty. Under the terms of the treaty the Company retained the risk up to an ultimate net loss ratio of 80 percent of subject written premiums in force for the one six month term of the contract. The reinsurer assumes the risk for 11 percent of subject premiums in excess of 80 percent up to a maximum of $15,000,000. Any losses exceeding the reinsurers liability remains the liability of the company.

      Under the terms of the contract, the Company was entitled to an experience rating adjustment based on reinsurance premiums paid net of ceding commissions and reinsurers margin, determined by a specific formula outline in the contract. The ceding enterprise should recognize an asset and the assuming enterprise should recognize a liability to the extent that any cash (or other consideration) would be payable from the assuming enterprise to the ceding enterprise based on experience to date under the contract. The Company commuted the contract effective December 31, 2003. In connection with the terms of the contract, which contained specific provisions to calculate amounts due to the ceding carrier, if any, upon commutation of the contract, the Company determined the reinsurer owed the Company $10,050,000 as of the date of the commutation. Accordingly, as of December 31, 2003, the Company accrued for a reinsurance receivable which was received on May 28, 2004 in the amount of $10,050,000 which represented a return of the premium ceded pursuant to this contract. The Company recorded this amount as a reinsurance receivable to accommodate this specific transaction and distinguish it from reinsurance recoverables that the Company uses to record reinsurance transactions, as part of its ongoing reinsurance activities. In connection with this commutation, the Company recognized the amounts received as a decrease in ceded premium of $10,050,000.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of reinsurance transactions are as follows:

	For the nine months ended September 30,

	2004		2003

	Written	Earned	Written	Earned

			Unaudited
Direct	$154,796,934	$142,639,200	$120,612,072	$117,273,339
Assumed	1,891,301	5,570,578	3,931,867	680,729

Gross	156,688,235	148,209,778	124,543,939	117,954,068
Ceded	(15,890,800)	(17,161,722)	(19,100,142)	14,571,275

Net	$140,797,435	$131,048,056	$105,443,797	$103,382,793

	For the years ending December 31,

	2003		2002		2001

	Written	Earned	Written	Earned	Written	Earned

Direct	$163,178,887	$158,409,998	$114,624,256	$85,418,626	$49,757,470	$47,971,847
Assumed	2,719,644	1,693,591	2,546,694	2,544,625	53,249	53,993

Gross	165,898,531	160,103,589	117,170,950	87,963,251	49,810,719	48,025,840
Ceded	(18,853,811)	(16,947,666)	(6,545,149)	(12,309,368)	(24,312,146)	(22,594,094)

Net	$147,044,720	$143,155,923	$110,625,801	$75,653,883	$25,498,573	$25,431,746

      Reinsurance assumed relates to mandated premiums from the New Jersey Commercial Automobile Insurance Plan which we refer to as CAIP.

      The Company reported reinsurance recoverables on paid losses and loss adjustment expenses of $10,034,857 at September 30, 2004 and $5,016,795, $3,687,466 and $2,397,637 at December 31, 2003, 2002 and 2001, respectively.

      The Company also reported reinsurance recoverables on unpaid losses and loss adjustment expenses of approximately $23,648,997 at September 30, 2004 and $21,329,000, $19,430,695 and $26,717,000 at December 31, 2003, 2002 and 2001, respectively.

      Incurred losses and loss adjustment expenses ceded to reinsurers totaled $16,822,000, $16,172,000 and $14,305,000 at December 31, 2003, 2002 and 2001, respectively.

      Reinsurance recoverables on ceded paid and unpaid losses, loss adjustment expenses and ceded unearned premiums and reinsurance receivable from individual reinsurers in excess of 3 percent of the Company’s equity were as follows (in thousands):

	Nine Months	For the	For the
	Ended	Years Ended	Years Ended
	September 30,	December 31,	December 31,
	2004	2003	2002

Gerling Global Reinsurance Corp. of America	$—	$—	$7,087
Scor Reinsurance Company	8,625	8,176	5,600
American Reinsurance	4,012	9,169	4,772
Odyssey America Reinsurance	6,891	14,772	11,652

      In 2002, the Company commuted an aggregate stop loss treaty with Odyssey American Reinsurance. The commutation was initiated and accrued for in December 2002 and the return premium was received

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on March 7, 2003 in the amount of $3,379,500. The commutation was recognized as a decrease in ceded premium. The Company recorded a net loss of $518,000 in connection with this transaction.

      In 2003, the Company commuted all treaties held with Gerling Global Reinsurance Corporation (Gerling), due to credit downgrades and the financial deterioration of Gerling. In March 2003, The Company received $6,200,000 from Gerling in full settlement of their liability. The Company recognized the amount received as a reduction of reinsurance recoverables, ceded loss and loss adjustment expense reserves in the amount of $2,047,612, $3,805,535 and $346,853, respectively (thereby increasing net losses and loss adjustment expenses incurred) in the current year. The Company also decreased its net loss and loss adjustment expenses paid (thereby increasing net losses and loss adjustment expenses incurred) to recognize the effect of releasing Gerling from its obligations under the treaties. The Company recorded a net loss of $235,999 on the transaction.

5.	Reserves for Losses and Loss Adjustment Expenses

      The changes in unpaid losses and loss adjustment expenses are summarized as follows (000’s omitted):

	Nine Months Ended
	September 30,	For the Years Ended December 31,

	2004	2003	2002	2001

Balance as of beginning of period	$134,201	$85,472	$56,732	$37,350
Less reinsurance recoverable on unpaid losses	(21,329)	(19,431)	(26,718)	(16,961)

Net balance as of beginning of period	112,872	66,041	30,014	20,389

Incurred related to:
Current period	98,266	108,047	60,861	19,400
Prior period	4,093	76	8,630	8,938

Total incurred	102,359	108,123	69,491	28,338

Paid related to:
Current period	28,503	37,594	20,114	8,168
Prior period	34,287	23,698	13,350	10,545

Total paid	62,790	61,292	33,464	18,713

Net balance as of end of period	152,441	112,872	66,041	30,014
Plus reinsurance recoverable on unpaid losses	23,649	21,329	19,431	26,717

Balance as of end of period	$176,090	$134,201	$85,472	$56,733

      As a result of changes in estimates of insured events in prior years, incurred losses in prior years increased by approximately $76,000 in 2003, $8,630,000 in 2002 and $8,938,000 in 2001 because of higher than anticipated losses on the private passenger automobile, automobile physical damage and commercial automobile liability, as well as reserve strengthening during 2002 and 2001. The incurred losses related to prior years of $76,000 in 2003 included the previously discussed, Gerling commutation loss of $235,999 which was offset by favorable loss development on prior accident year reserves. For the nine months ended September 30, 2004, the Company increased reserves for prior years (2003 and prior) by $4.1 million because the actual loss experience observed during the period was slightly higher than expected, principally in the private passenger auto liability line for the 2003 year.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Environmental Reserves — The Company’s exposure to environmental claims arises solely from the sale of Homeowners policies. The exposure to environmental claims which may also be referred to as “pollution,” “hazardous waste,” or “environmental impairment liability” was due to leakage of underground fuel storage tanks, which contaminated the surrounding soil and ground water.

      The Company establishes full case reserves for all reported environmental claims. Reserves for losses incurred but not reported (IBNR) include a provision for development of reserves on reported losses. The Company’s IBNR reserves are established based on a review of a number of actuarial analyses.

      The balances in the table below represent the loss activity related to environmental exposures for the periods ended December 31, 2003, 2002 and 2001 (000’s omitted):

	2003	2002	2001

Environmental, Gross of Reinsurance
Beginning Reserves — including case, bulk and IBNR, and LAE	$650	$471	$171
Losses and LAE incurred	186	699	849
Calendar year payments for losses and LAE	93	520	549
Ending reserves — including case, bulk and IBNR, and LAE	743	650	471
Environmental, net of reinsurance
Beginning Reserves — including case, bulk and IBNR, and LAE	$381	$114	$67
Losses and LAE incurred	146	439	432
Calendar year payments for losses and LAE	73	171	385
Ending reserves — including case, bulk and IBNR, and LAE	454	381	114

6.	Income Taxes

      The Company and its subsidiaries file a consolidated Federal income tax return.

      The components of the provision (benefit) for income taxes on income for the nine months ended September 30, 2004 and the years ended December 31, 2003, 2002 and 2001 are as follows:

	Nine Months Ended
	September 30,		For the Years Ended December 31,

	2004	2003	2003	2002	2001

		(Unaudited)
Taxes on income before income taxes:
Current taxes	$2,049,439	$330,672	$457,640	$—	$(606,294)
Deferred taxes	3,087,842	6,410,341	9,487,562	2,822,353	(3,000,094)

Total	$5,137,281	6,741,013	$9,945,202	$2,822,353	$(3,606,388)

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of deferred tax assets and deferred tax liabilities are as follows for the nine months ended September 30, 2004 and for the years ending December 31, 2003 and 2002:

	Nine Months	For the Years Ended
	Ended	December 31,
	September 30,
	2004	2003	2002

Deferred tax assets:
20% UPR adjustment	$4,351,738	$3,160,948	$2,896,510
Loss reserve discount	4,552,685	3,424,851	1,488,005
Depreciation	—	—	685
Bad debt reserve	169,995	169,995	209,045
Unrealized losses	—	282,675	91,462
Incentive stock options	412,468	289,871	40,018
Charitable contribution carryover	—	—	3,099
Loss on NJ CAIP	—	—	453,220
NOL carryforward	—	—	904,821
GAAP reserve differentials	—	3,400,000	5,706,900
Prepaid reinsurance	—	1,255,842	498,469

Deferred tax assets	9,487,066	11,984,182	12,292,234
Deferred tax liability:
Deferred acquisition costs	3,892,020	3,328,304	2,984,958
Accrual of bond discount	11,084	8,351	3,727
Deferred revenues — special surplus funds	16,250,987	12,118,184	7,372,224
Prepaid expenses	97,288	—	—
Unrealized gains	164,863	312,032	270,665
Due & Accrued dividends	9,926	17,487	2,051
Depreciation	147,483	143,714	97,346
Accrued income reinsurance recoverable	—	3,817,000	—
Reinsurance payable	—	237,853	224,427

Deferred tax liabilities	20,573,651	19,982,925	10,955,399

Net deferred tax liabilities	$(11,086,585)	$(7,998,743)	$1,336,835

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The income tax rate reconciliation for the nine months ended September 30, 2004 and for the years ended December 31, 2003, 2002 and 2001 is as follows (000’s omitted):

	Nine Months		Nine Months		For the Years Ended December 31,
	Ended		Ended
	September 30,		September 30,
	2004		2003		2003		2002		2001

			(Unaudited)
Pre Tax Net Income	$15,382		$19,825		$29,013		$11,456		$(10,470)
Income Tax Statutory Rate	5,230	34.00%	6,938	34.00%	9,864	34.00%	3,895	34.00%	(3,560)	34.00%
Tax Exempt Interest	(496)	(3.22)%	(211)	(1.06)%	(230)	(0.79)%	(11)	(0.10)%	(55)	0.53%
DRD	(54)	(0.35)%	(54)	(0.27)%	(54)	(0.19)%	(8)	(0.07)%	(4)	0.04%
Proration	83	0.54%	30	0.15%	43	0.15%	3	0.03%	9	(0.09)%
Life insurance expense	27	0.18%	27	0.14%	27	0.09%	—	0.00%	—	0.00%
State taxes	340	2.21%	209	1.05%	399	1.37%	—	0.00%	—	0.00%
Release of valuation allowance	—	0.00%	—	0.00%	—	0.00%	(1,161)	(10.13)%	—	0.00%
Other	7	0.05%	(198)	(1.00)%	(104)	(0.36)%	104	0.91%	4	(0.04)%

Subtotal	5,137	33.40%	6,741	33.01%	9,945	34.27%	2,822	24.63%	(3,606)	34.44%
Foreign tax credits	—	0.00%	—	0.00%	—	0.00%	—	0.00%	—	—

Total income tax expense	$5,137	33.40%	$6,741	33.01%	$9,945	34.27%	$2,822	24.63%	$(3,606)	34.44%

      Income tax provision in 2002 was less than the amount of tax computed using the statutory tax rate primarily due to the reduction in the valuation allowance for deferred tax assets. The valuation allowance of $1,161,000 was originally recorded in 2000 and related to net operating losses arising from the Niagara subsidiary. Due to Niagara’s history of losses it was determined that it was more likely than not that the asset would not be recovered. However, due to the tax law changes enacted in 2002 that allowed for a 5 year carry-back of the net operating losses generated in 2001, the Niagara net operating loss was fully utilized in 2002.

      In 2001, net operating losses of $1,274,894 were used and $3,428,748 of losses were carried forward to 2002. Of these losses carried forward, $767,511 were used in 2002 leaving a remaining loss carry forward of $2,661,237 which was fully utilized in 2003.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Property and Equipment

      A summary of property and equipment is as follows:

	For the Nine
	Months Ended	For the Years Ended
	September 30,	December 31,

	2004	2003	2002

Automobiles	$424,456	$264,682	$93,945
Computer Software	147,416	44,374	34,834
Furniture & fixtures	607,170	560,972	497,973
Leasehold improvements	135,210	117,480	40,047
Electronic data equipment	1,834,765	1,629,335	1,475,902

	3,149,017	2,616,843	2,142,701
Less: Accumulated depreciation	1,835,989	1,534,951	1,222,600

Net property and equipment	$1,313,028	$1,081,892	$920,101

      Depreciation and amortization expense amounted to $301,038 and $258,943 for the nine months ended September 30, 2004 and 2003, respectively. Depreciation and amortization expense amounted to $312,351, $285,250 and $183,885 for the years ended December 31, 2003, 2002 and 2001, respectively.

8.	Capital Transactions

      As discussed in Note 3, the Company issued 430,000 shares of Class B Non-voting Common Stock to Met for $10,000,000.

      On August 1, 2003 the company made a private offering to certain former personal lines agents of OCNJ. The offering was of up to 215,000 shares at $23.26 per share of nonvoting Class B common stock. At the end of 2003, 107,500 shares were issued at $23.26 per share to the former agents of OCNJ.

      During 2002, the Company cancelled 45,150 shares of Class A Voting Common Stock and reissued 45,150 shares of Class B Non-voting Common Stock.

      As discussed further in Note 3, the company sold 867,955 shares of Class B Non-voting Common shares to OCIC which was valued by the Company at $13,500,000 at the time of the transaction. This represented 19.71 percent of the outstanding shares of the Company at December 18, 2001.

      Pursuant to an investor rights agreement entered into between OCIC and NAHC on December 18, 2001, OCIC had a right to require NAHC to redeem all equity securities of NAHC owned by OCIC for fair market value at any time (i) on or after December 18, 2006 or (ii) prior to December 18, 2006 if NAHC delivers notice of a change in control event as defined in the agreement. On July 10, 2004, OCIC and NAHC entered into an agreement which would facilitate the sale by OCIC of shares of common stock of NAHC owned by OCIC that have an aggregate value of equal to at least 10% of the aggregate value of all shares of common stock sold by NAHC as part of an initial public offering. In exchange for the foregoing, OCIC agreed to waive its redemption right. As such, the related common stock is considered capital.

9.	Stock Options

      During 1995, the Company developed a stock option plan for key management employees and directors. Options are exercisable when the earliest of the following events occur: three years from date of issuance, date of retirement or expiration of the Director’s term, date of change of control, or the date of

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

an offering of its shares through an initial public offering. The options expire 10 years after the date of grant. The options are also nontransferable and contain further restrictions imposed after the options have vested. If options are exercised then the shareholders cannot transfer their shares unless the transfer is permitted by the Company and the Company has first right to purchase all or any of the shares offered for sale. These restrictions have been taken into account when determining the fair value of the stock.

      The following table summarizes information with respect to stock options outstanding as of September 30, 2004:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance Outstanding at January 1, 2001	520,300	$1.99
Granted	62,350	0.98
Exercised	—	—
Forfeited	—	—

Balance Outstanding at December 31, 2001	582,650	1.88
Granted	47,300	0.60
Exercised	—	—
Forfeited	—	—

Balance Outstanding at December 31, 2002	629,950	1.79
Granted	43,000	6.14
Exercised	—	—
Forfeited	—	—

Balance Outstanding at December 31, 2003	672,950	2.06
Granted	—	—
Exercised	—	—
Forfeited	—	—

Balance Outstanding at September 30, 2004	672,950	2.06

	Nine Months
	Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

Weighted average fair value of options granted (per option)	$0.00	$19.14	$19.14	$15.15	$0.39

      The following table summarizes information about stock options outstanding at September 30, 2004:

Options Outstanding				Options Exercisable

		Weighted
		Average	Weighted		Weighted
Range of	Number of	Contractual	Average	Number of	Average
Exercise	Stock	Life	Exercise	Stock	Exercise
Prices	Options	(in years)	Price	Options	Price

$0.60	47,300	7.70	$0.60	—	—
0.98 - 1.29	303,150	2.35	1.20	303,150	1.20
2.50 - 2.89	279,500	3.48	2.62	279,500	2.62
6.14	43,000	8.53	6.14	—	—

	672,950	3.59	$2.06	582,650	$1.88

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes information about stock options outstanding at December 31, 2003:

Options Outstanding				Options Exercisable

		Weighted
		Average	Weighted		Weighted
Range of	Number	Contractual	Average	Number	Average
Exercise	of Stock	Life	Exercise	of Stock	Exercise
Prices	Options	(in years)	Price	Options	Price

$0.60	47,300	8.45	$0.60	—	$—
0.98 - 1.29	303,150	3.10	1.20	240,800	1.25
2.50 - 2.89	279,500	4.23	2.62	279,500	2.62
6.14	43,000	9.28	6.14	—	—

	672,950	4.34	$2.06	520,300	$1.99

      The number of exercisable stock options outstanding at September 30, 2004, December 31, 2003, 2002 and 2001 were 582,650, 520,300, 520,300 and 462,250, respectively. The weighted average exercise price of stock options outstanding at September 30, 2004 and December 31, 2003, 2002 and 2001 were $1.88, $1.99, $1.99 and $1.88.

      In 2002 and 2003, certain stock options were issued with a per share exercise price less than the then-applicable fair market value of a share of the Company’s common stock. To properly account for these, the intrinsic value of the options was identified and is being amortized over the respective three year vesting period.

      For the nine months ended September 30, 2004, compensation expense recorded in connection with the options issued during 2003 and 2002 was $184,005 and $176,577, respectively. The unamortized deferred compensation in connection with the options issued in 2003 and 2002 was $368,010 and $176,573, respectively.

      Compensation expense recorded in connection with the options issued during 2003 was $184,005 for the year ended December 31, 2003. The unamortized deferred compensation in connection with these options was $552,015 as of December 31, 2003.

      Compensation expense recorded in connection with the options issued during 2002 was $235,432 and $117,717 for the years ended December 31, 2003 and 2002, respectively. The unamortized deferred compensation in connection with these options was $353,150 and 588,582 as of December 31, 2003 and 2002, respectively.

      The company is not authorized to grant additional options.

10.	Contingencies and Commitments:

      Litigation — The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. The Company accounts for such activity through the establishment of unpaid claims and claim adjustment expense reserves. Management does not believe that the outcome of any of those matters will have a material adverse effect on the Company’s financial position, operating results or cash flows.

      Operating Leases — The Company has entered into a seven-year lease agreement for the use of office space and equipment. The most significant obligations under the lease terms are the reimbursement of the Company’s share of the operating expenses of the premises, which include real estate taxes, repairs and maintenance, utilities, and insurance. Net rent expense for the nine months ended September 30, 2004 and 2003 was $680,213 and $557,400. Net rent expense for 2003, 2002 and 2001 was $743,200, $475,710 and $342,500, respectively.

      The Company entered into a four-year lease agreement for the use of additional office space and equipment commencing on September 11, 2004. Rent expense for the period from September 11, 2004 through September 30, 2004 was $11,188.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Aggregate minimum rental commitments of the Company as of September 30, 2004 are as follows:

Year	Amount

2004	$173,350
2005	898,383
2006	906,775
2007	914,467
2008	845,240
2009 and thereafter	578,499

Total	$4,316,714

      In connection with the lease agreement, the Company executed a letter of credit in the amount of $300,000 as security for payment of the base rent.

      Guaranty Fund and Assessment — The Company is subject to guaranty fund and other assessments by the State of New Jersey. The Company is also assigned private passenger automobile and commercial automobile risks by the State of New Jersey for those who cannot obtain insurance in the primary market.

      New Jersey law requires that property and casualty insurers licensed to do business in New Jersey participate in the New Jersey Property-Liability Insurance Guaranty Association (which we refer to as NJPLIGA). Members of NJPLIGA are assessed the amount NJPLIGA deems necessary to pay its obligations and its expenses in connection with handling covered claims. Assessments are made in the proportion that each member’s direct written property and casualty premiums for the prior calendar year compared to the corresponding direct written premiums for NJPLIGA members for the same period. NJPLIGA notifies the insurer of the surcharge to the policyholders, which is used to fund the assessment as a percentage of premiums on an annual basis. The Company collects these amounts on behalf of the NJPLIGA and there is no income statement impact. Historically, requests for remittance of the assessments are levied 12-14 months after the end of a policy year. The Company remits the amount to NJPLIGA within 45 days of the assessment request.

      In 2003, Proformance was assessed $407,947 and for the nine months ended September 30, 2004 was assessed $604,443, as its portion of the losses due to insolvencies of certain insurers. We anticipate that there will be additional assessments from time to time relating to insolvencies of various insurance companies. We are allowed to re-coup these assessments from our policyholders over time until we have recovered all such payments. In the event that the required assessment is greater than the amount accrued for via surcharges, the Company has the ability to increase its surcharge percentage to re-coup that amount.

      A summary of guaranty fund transactions are as follows:

	As of September 30,		As of December 31,

	2004	2003	2003	2002	2001

		(Unaudited)
Payable	$1,751,346	$626,873	$486,548	$382,369	$171,749
Paid	1,146,243	—	—	$124,394	—

      The Personal Automobile Insurance Plan, or PAIP, is a plan designed to provide personal automobile coverage to drivers unable to obtain private passenger auto insurance in the voluntary market and to provide for the equitable assignment of PAIP liabilities to all licensed insurers writing personal automobile insurance in New Jersey. We may be assigned PAIP business by the state in an amount equal to the proportion that our net direct written premiums on personal auto business for the prior calendar year compares to the corresponding net direct written premiums for all personal auto business written in New Jersey for such year.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The State of New Jersey allows property and casualty companies to enter into Limited Assignment Distribution (LAD) agreements to transfer PAIP assignments to another insurance carrier approved by the State of New Jersey to handle this type of transaction. The LAD carrier is responsible for handling all of the premium and loss transactions arising from PAIP assignments. In turn, the buy-out company pays the LAD carrier a fee based on a percentage of the buy-out company’s premium quota for a specific year. This transaction is not treated as a reinsurance transaction on the buy-out company’s book but as an expense. In the event the LAD carrier does not perform its responsibilities, the Company will not have any liability associated with the assignments.

      We have entered into a LAD agreement pursuant to which the PAIP business assigned to us by the state are transferred to Clarendon National Insurance Company and Auto One Insurance Company which writes and services the business in exchange for an agreed upon fee. Upon the transfer, we have no liabilities with respect to such PAIP business. For the nine months ended September 30, 2003 and the years ended December 31, 2003, 2002 and 2001 the Company recorded an expense of $230,611, $448,087, $1,386,890 and $358,355, respectively, in connection with payments to Clarendon National Insurance Company under the LAD agreement. For the nine months ended September 30, 2004, the Company recorded an expense of $395,798 and $113,934 in connection with payments made to Clarendon National Insurance Company and Auto One Insurance Company, respectively, under the LAD Agreement. For the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001, the Company would have been assigned $9,348,729, $7,658,603, $8,977,000, $2,200,000 and $1,143,606 of premium respectively, by the State of New Jersey under PAIP, if not for the LAD agreement that was in place. This amount serves as the basis for the fee to be paid to the LAD carrier.

      The Commercial Automobile Insurance Plan, or CAIP, is a plan similar to PAIP, but involving commercial auto insurance rather than private passenger auto insurance. Private passenger vehicles cannot be insured by CAIP if they are eligible for coverage under PAIP or if they are owned by an “eligible person” as defined under New Jersey law. We are assessed an amount in respect of CAIP liabilities equal to the proportion that our net direct written premiums on commercial auto business for the prior calendar year compares to the corresponding direct written premiums for commercial auto business written in New Jersey for such year.

      Proformance records its CAIP assignment on its books as assumed business as required by the State of New Jersey. For the nine months ended September 30, 2004 and 2003 and the years ended December 31, 2003 and 2002, the Company has been assigned $1,828,430, $1,492,078, $2,041,173 and $3,113,098 of premiums, and $963,530, $591,698, $810,092 and $1,355,445 of losses, respectively, by the State of New Jersey under the CAIP. On a quarterly basis, the State of New Jersey remits a member participation report and cash settlement report. The net result of premiums assigned less paid losses, losses and loss adjustment expenses and other expenses plus investment income results in a net cash settlement due to or from the participating member. The reserving related to these assignments is calculated by the State of New Jersey with corresponding entries recorded on the Company’s Financial Statements.

New Jersey Automobile Insurance Risk Exchange

      The New Jersey Automobile Insurance Risk Exchange, or NJAIRE, is a plan designed to compensate member companies for claims paid for non-economic losses and claims adjustment expenses which would not have been incurred had the tort limitation option provided under New Jersey insurance law been elected by the injured party filing the claim for non-economic losses. As a member company of NJAIRE, we submit information with respect to the number of claims reported to us that meet the criteria outlined above. NJAIRE compiles the information submitted by all member companies and remits assessments to each member company for this exposure. The Company, since its inception, has never received compensation from NJAIRE as a result of its participation in the plan. The Company’s participation in

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NJAIRE is mandated by the New Jersey Department of Banking and Insurance. The assessments that the Company has received required payment to NJAIRE for the amounts assessed. The Company records the assessments received as acquisition expenses. For the nine months ended September 30, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001, we have been assessed $3,291,858, $(46,946), $518,018, $380,635 and $2,629, respectively, by NJAIRE. These assessments represent amounts to be paid to NJAIRE as it relates to the Company’s participation in its plan.

11.	Other Comprehensive Income (Loss)

      The tax effect of other comprehensive income is as follows (000’s omitted):

	($ in thousands)
	Before Tax	Tax	Net of Tax
For the Period Ended September 30, 2004	Amount	Effect	Amount

Net holding gains arising during the year	$1,007	$(343)	$665
Less reclassification adjustment for net realized gains included in net income	(608)	207	(402)

Other comprehensive income	$399	$(136)	$263

	($ in thousands)
	Before Tax	Tax	Net of Tax
For the Year Ended December 31, 2003	Amount	Effect	Amount

Net holding gains arising during the year	$95	$(32)	$63
Less reclassification adjustment for net realized gains included in net income	(536)	182	(354)

Other comprehensive loss	$(441)	$150	$(291)

	($ in thousands)
	Before Tax	Tax	Net of Tax
For the Period Ended September 30, 2003 (unaudited)	Amount	Effect	Amount

Net holding loss arising during the year	$(1,508)	$513	$(995)
Less reclassification adjustment for net realized gains included in net income	(382)	130	(252)

Other comprehensive loss	$(1,890)	$643	$(1,247)

	($ in thousands)
	Before Tax	Tax	Net of Tax
For the Year Ended December 31, 2002	Amount	Effect	Amount

Net holding gains arising during the year	$671	$(230)	$441
Less reclassification adjustment for net realized gains included in net income	(68)	25	(43)

Other comprehensive income	$603	$(205)	$398

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	($ in thousands)
	Before Tax	Tax	Net of Tax
For the Year Ended December 31, 2001	Amount	Effect	Amount

Net holding gains arising during the year	$487	$(166)	$321
Less reclassification adjustment for net realized gains included in net loss	(271)	92	(179)

Other comprehensive income	$216	$(73)	$143

12.	Statutory Surplus

      Proformance, which is domiciled in New Jersey, prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the New Jersey Department of Banking and Insurance, the recognized authority for determining solvency under the New Jersey insurance law. The commissioner of the New Jersey Department of Banking and Insurance has the right to permit other practices that may deviate from prescribed practices. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in New Jersey. Permitted statutory accounting practices that are not prescribed may differ from company to company within a state, and may change in the future.

      Generally accepted accounting principles differ in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory basis). Based on amounts included in the original filings of the annual statements for the respective years, statutory surplus including the effects of the prescribed and permitted practices, was $58,245,092, $37,106,900 and $7,640,486 at December 31, 2003, 2002 and 2001, respectively. At September 30, 2004, statutory surplus including the effects of the prescribed and permitted practices was $52,263,256.

      Subsequent to the original filings of the annual statements, management identified certain adjustments related to loss reserves, salary accruals and contingent commissions which, would have impacted the amounts as filed. Such amounts would have reduced statutory surplus by $4,722,640 at September 30, 2004 and $1,174,351, $12,279,375 and $4,882,151 at December 31, 2003, 2002 and 2001, respectively. As a result of these adjustments, there were no regulatory actions taken or penalties assessed with respect to the Company.

      The Company’s statutory financial statements are presented on the basis of accounting practices prescribed or permitted by the New Jersey Department of Banking and Insurance. New Jersey has adopted the National Association of Insurance Commissioners’ statutory accounting practices as its statutory accounting practices, except that it has retained the prescribed practice of writing off goodwill immediately to statutory surplus in the year of acquisition. In addition, the commissioner of the New Jersey Department of Banking and Insurance has the right to permit other specific practices that may deviate from prescribed practices. Mayfair, which is domiciled in Bermuda, is governed by the requirements of the Bermuda Monetary Authority.

13.	Dividends From Subsidiaries

      The funding of the cash requirements of National Atlantic Holdings Corporation is primarily provided by cash dividends from its subsidiaries. Dividends paid by Proformance are restricted by regulatory requirements of the State of New Jersey. Generally, the maximum dividend that may be paid without prior regulatory approval is limited to the greater of 10 percent of statutory surplus (shareholders’ equity on a statutory basis) or 100 percent of net income (excluding realized capital gains) for the prior year. Dividends exceeding these limitations can be made subject to approval by state insurance departments. In addition, dividends must be paid from unassigned funds which must not reflect a deficit. Proformance is not permitted to pay any dividends without the approval of the Commissioner as it has negative unassigned

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

surplus as a result of historical underwriting losses. No dividends from Proformance were paid for the nine months ended September 30, 2004, 2003, or the years ended December 31, 2003, 2002 and 2001 as the unassigned funds were $(31,079,758), $(14,240,403), $(20,935,121), $(24,991,243) and $(2,172,619), respectively. The non-insurance subsidiaries paid cash dividends to National Atlantic Holdings Corporation of $1,667,937, $500,000 and $0 in 2003, 2002 and 2001, respectively. In addition, Bermuda legislation imposes limitations on the dividends Mayfair may pay, based on minimum capital and solvency requirements. In connection with these limitations, Mayfair did not pay any dividends for the nine months ended September 30, 2004.

      For the nine months ended September 30, 2004 and 2003, the non-insurance subsidiaries paid cash dividends to National Atlantic Holdings Corporation of $1,650,000 and $1,667,937, respectively.

14.	Fair Value of Financial Instruments

      SFAS No. 107, Disclosure About Fair Value of Financial Instruments, requires the Company to disclose the estimated fair value of financial instruments, both assets and liabilities, recognized and not recognized in the consolidated balance sheets for which it is practical to estimate fair value.

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

      Cash and Short Term Investments. For short-term instruments, the carrying amount is a reasonable estimate of fair value.

      Investments in Securities. For investments in securities, fair values are based on quoted market prices or dealer quotes.

      The statement value and estimated fair value of financial instruments are as follows:

	As of September 30,		As of December 31,

	2004		2003		2002

	Statement	Estimated	Statement	Estimated	Statement	Estimated
	Value	Fair Value	Value	Fair Value	Value	Fair Value

Fixed maturities	$190,692,140	$190,692,140	$130,409,462	$130,409,462	$67,871,289	$67,871,289
Short-term investments	11,832,112	11,832,112	31,569,445	31,569,445	4,597,363	4,597,363
Equity Securities	11,326,375	11,326,375	8,593,084	8,593,084	1,507,693	1,507,693

15.	Net Earnings Per Share

      Basic net income per share is computed based on the weighted average number of shares outstanding during the year. Diluted net income per share includes the dilutive effect of outstanding share options, using the treasury stock method. Under the treasury stock method, exercise of options is assumed with the proceeds used to purchase common stock at the average price for the period. The difference between the number of shares issued and the number of shares purchased represents the dilutive shares.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth the computation of basic and diluted earnings per share:

	Nine Months Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001

		(Unaudited)
			(in thousands, except for share
			and per share data)
Net income applicable to common stockholders	$10,245	$13,084	$19,068	$8,634	$(6,864)
Weighted average common shares — basic	4,941,990	4,422,407	4,448,684	4,404,490	3,565,467
Effect of dilutive securities:
Options	672,950	613,235	613,235	557,549	—

Weighted average common shares — diluted	5,614,940	5,035,642	5,061,919	4,962,039	3,565,467

Basic earnings per share	$2.07	$2.96	$4.29	$1.96	$(1.93)

Diluted earnings per share	$1.82	$2.60	$3.77	$1.74	$(1.93)

      For the nine-month period ended September 30, 2004, the amount of “Effect of dilutive securities: Options” represents the total amount of options outstanding without using the treasury stock method. For the year ended December 31, 2001 the Company had a net loss of $6,864,395. Based on 3,565,474 shares, basic net loss per common share was $1.93. The effect of including potential common shares in the denominator of the diluted earnings per-share calculation would have an anti-dilutive effect as the Company had a loss from continuing operations. Although the inclusion of those shares may have a dilutive effect on basic per-share amounts, no potential common shares may be included in the diluted per share computation when a loss from continuing operations or net loss is reported. The total outstanding options at December 31, 2001 were 13,550. If the treasury stock method had been applied based on market value at that time, the effect would have been anti-dilutive, resulting in (12,452) dilutive potential common shares.

16.	Notes Payable

      On December 4, 1997, the Company entered into a loan agreement with Gerling Global Reinsurance Company of America (Gerling). The amount of the indebtedness was $3,000,000 and was written at a variable interest rate. The Base Rate was the six month Libor rate plus an applicable margin of 7%. The term of the obligation required repayment in full within six years with semi-annual payments of interest only. The following principal payments were required on December 4 of each year starting in 2000; $600,000, $720,000, $840,000 and $840,000. At December 31, 2000, the Company was unable to make the scheduled principal repayment. On January 11, 2001, Gerling agreed to modify the loan agreement, delaying the principal repayments for one year. In return for that forbearance, the Company agreed to increase the interest rate by 2 percentage points. In addition, Gerling agreed to allow the Company to postpone the initial principal payment scheduled for December 2001 until January 2002, when payment was made.

      The outstanding principal balance of this obligation as of December 31, 2001 was $3,000,000; the loan was paid in full in December of 2002.

      On December 30, 1997, the Company entered into a loan agreement with the National Cooperative Bank (NCB). The amount of the indebtedness was $3,000,000 and the interest rate was fixed at closing based on the 5 year US Treasury index plus 400 basis points for the first (5) years, and then the 5 year treasury index plus 390 basis points for the balance of the term. The term of the loan was 11 years with

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest only paid quarterly for the first year. Quarterly principal reductions of $210,000 were to commence January of 2000 and continue to and including January of 2008 with a final principal payment of $1,110,000 plus all accrued interest on January 1, 2009. As of December 31, 2001, the outstanding principal balance of this obligation was $2,392,782; the loan was paid in full in March of 2002.

      Interest expense related to these obligations was $691,529 in 2001 and $338,725 in 2002.

17.	Related Party Disclosure

      The Company has entered into material transactions with related parties. These transactions are comprised of share repurchase agreements with Met and James V. Gorman, Chairman and CEO of NAHC and Proformance, Investor Rights Agreements with OCIC and James V. Gorman, Non-Compete agreements with Ohio Casualty Insurance Company and payments to insurance agencies affiliated with members of NAHC’s directors.

      The share repurchase agreement with Met restricts Met from transferring shares for a period of two years from the date of the repurchase agreement without NAHC’s prior consent. After the two year period but prior to an Initial Public Offering, NAHC has the right to purchase all shares from Met pursuant to the price and terms per the agreement. Prior to a public offering, Met also has a co-sale right, to have its pro-rata portion of common stock sold should Mr. Gorman elect to sell common stock. This co-sale right and NAHC’s right of first offer will both terminate upon completion of an Initial Public Offering. If prior to December 8, 2008, NAHC shall issue or sell shares of common stock for consideration less than the purchase price paid by Met, then Met shall have the right to purchase additional shares for the same consideration paid by the third party, in order to maintain their ownership percentage immediately prior to the issuance or sale of common stock.

      In connection with the Ohio Casualty replacement carrier transaction, Proformance entered into a non-competition agreement with OCIC which prohibits Proformance from writing commercial lines insurance policy until December 31, 2004 where the expiring policy was issued by Ohio Casualty Group.

      NAHC, OCIC and James Gorman also have an investor rights agreement which provides the other with the right of first offer should NAHC issue securities or OCIC desire to transfer their equity securities. OCIC also has the right of co-sale within certain parameters should James Gorman sell equity securities. This is not effective for certain qualified public offerings such as an Initial Public Offering.

      The Company has also made payments to insurance agencies affiliated with certain of their directors.

      For the years ended December 31, 2003, 2002 and 2001 and the nine months ended September 30, 2004 and 2003, Proformance paid to Connelly-Campion-Wright Insurance Agency commissions of $287,986, $138,317, $116,966, $317,591 and $203,655, respectively. Mr. Campion, Vice-Chairman of our board of directors, is Chief Executive Officer of Connelly-Campion-Wright Insurance Agency.

      For the years ended December 31, 2003, 2002 and 2001 and the nine months ended September 30, 2004 and 2003, Proformance paid to Liberty Insurance Associates, Inc. commissions of $220,605, $160,414, $127,265, $145,469 and $162,504, respectively. Mr. Harris, a member of our board of directors, is Chief Executive Officer of Liberty Insurance Associates.

      For the years ended December 31, 2003, 2002 and 2001 and the nine months ended September 30, 2004 and 2003, Proformance paid to Fleet Insurance Services commissions of $104,941, $116,434, $150,528, $77,069 and $81,190, respectively. Mr. Sharkey, a member of our board of directors, is Chairman of Fleet Insurance Services.

      On January 1, 2004, Proformance entered into the Commercial and Personal Excess Liability Excess of Loss Reinsurance Contract with Odyssey America Reinsurance Corporation (“Odyssey”). Under the

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Presentation of Restated Financial Statements

      Subsequent to the issuance of the Company’s financial statements as of and for the nine months ended September 30, 2004, the Company’s management determined that there were errors in the financial statements related to the Company’s accounting for certain transactions. As a result, the financial statements have been restated from the amounts previously reported to correct the accounting. The following represents a summary of the adjustments that have been made.

New Jersey Automobile Insurance Risk Exchange (NJAIRE):

      As of September 30, 2004, the Company recorded NJAIRE assessments as acquisition expenses, a portion of which were deferred and reported as deferred acquisition costs on our financial statements. Based upon discussions with the Securities and Exchange Commission and our review of the applicable accounting literature in SFAS 60, Accounting and Reporting by Insurance Enterprises, management has concluded that a restatement is required to reflect the recording of NJAIRE assessments as other operating and general expenses as of and for the nine months ended September 30, 2004. Accordingly, the financial statements have been restated as of and for the nine months ended September 30, 2004, to decrease deferred acquisition costs and acquisition expenses by $1,397,565 and $1,894,293, respectively. In addition, other operating and general expenses increased by $2,686,858 for the nine months ended September 30, 2004. This reflects the reclassification of NJAIRE assessments as noted above as well as the correction of a NJAIRE excess accrual recorded as an expense in the amount of $605,000 as of September 30, 2004.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Provision (Benefit) for Income Taxes:

      The financial statements have been restated for the tax effect of the restatement items discussed above. The provision for income tax decreased by $269,472 for the nine months ended September 30, 2004, federal taxes recoverable decreased by $205,700 and the deferred tax liability decreased by $475,172 as of September 30, 2004.

      The following table presents the restatements as a comparison to the results previously reported:

	September 30, 2004

	As
	Previously	As
	Reported	Restated

At September 30:
Deferred acquisition costs	12,782	11,385
Federal income taxes recoverable	1,369	1,163
Accounts payable and accrued expenses	2,337	1,732
Deferred income taxes	11,562	11,087
Retained earnings (accumulated deficit)	29,237	28,714

For the nine months ended September 30:
Acquisition expenses	28,288	26,394
Other operating and general expenses	3,780	6,467
Income (loss) before income taxes	16,175	15,382
Provision (benefit) for income taxes	5,407	5,137
Net income (loss)	10,768	10,245

      The following table sets forth the effect of the restatement on net income and total stockholders’ equity for the nine months ended September 30, 2004 (000’s omitted).

	Net	Total
	Income	Stockholders’
2004	(Loss)	Equity

Balance as previously reported	$10,768	$61,177
Effect of restatement	(793)	(793)
Tax effect	270	270

Balance as restated	$10,245	$60,654

19.	Initial Public Offering and Stock Split

      Management announced plans for the sale of the Company’s common shares in a proposed initial public offering (the “IPO”) in 2005. In conjunction with the IPO, the Board of Directors of the Company declared a 43-for-1 common share split which became effective on January 14, 2005 immediately after the time the Company filed its amended and restated articles of incorporation which occurred prior to the offering. In accordance with the provisions of FAS 128, “Earnings Per Share,” all earnings per share for the periods presented in the consolidated financial statements have been adjusted retroactively for the share split.

6,650,000 Shares

National Atlantic Holdings Corporation

Common Stock

PROSPECTUS
                    , 2005

Citigroup

Cochran, Caronia & Co.

Dowling & Partners Securities, LLC
Fox-Pitt, Kelton
Sandler O’Neill & Partners, L.P.

         Until                     , 2005 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

      The following table sets forth the expenses payable by the Registrant in connection with the issuance and distribution of the shares being registered hereby. All of such expenses are estimates, other than the Securities and Exchange Commission Registration Fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission Registration Fees	$15,503
National Association of Securities Dealers, Inc. Filing Fees	12,736
Printing Costs	336,000
Legal Fees	850,000
Accounting Fees	1,250,000
Transfer Agent Fees	12,000
Blue Sky Fees	10,000
NASDAQ Listing Fees	100,000

Total	$2,586,239

Item 14.	Indemnification of Directors and Officers.

      Section 14A:2-7(3) of the New Jersey Business Corporation Act, which we refer to as the NJBCA, permits New Jersey corporations to eliminate or limit the liability of directors to the corporation or its shareholders for breach of any duty owed to the corporation or its shareholders, except for any breach of duty based upon an act or omission (a) in breach of such director’s duty of loyalty to the corporation or its shareholders (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by the directors of an improper personal benefit.

      Section 14A:3-5 of the NJBCA permits each New Jersey business corporation to indemnify a “corporate agent” against expenses and liability in connection with any proceeding involving the corporate agent by reason of his being or having been such a corporate agent, other than a proceeding by or in the right of the corporation (unless the corporate agent shall have been adjudged not liable to the corporation or shall have been adjudged liable, but in view of all the circumstances in the case, the court in which such proceeding was brought shall determine that such corporate agent is fairly and reasonably entitled to indemnity), if such actions were taken in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. Such indemnification may be made by the corporation only as authorized in a specific case upon a determination (by the board of directors of the corporation, a committee thereof, independent legal counsel via a written opinion or by the shareholders (if the certificate of incorporation or bylaws of the corporation, or a resolution of the board of directors or a resolution of the shareholders so directs) that indemnification is proper because the corporate agent has met the applicable standard of conduct. The NJBCA defines a “corporate agent” as any person who is or was a director, officer, employee or agent of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent. To the extent that a corporate agent has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in NJBCA Section 14A:3-5(2) or (3), or in defense of any claim, issue or matter therein, he or she shall be indemnified by the corporation against expenses in connection therewith. Such expenses may be paid by the corporation in advance of the final disposition of the action, suit or proceeding as authorized by the board of directors of the corporation upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

      Our Certificate of Incorporation provides that the our directors will not be personally liable to us or our shareholders for monetary damages resulting from breaches of their fiduciary duty as directors, except for liability for any breach of duty based upon an act or omission which is either (a) in breach of the director’s duty of loyalty to us or our shareholders, (b) not in good faith or involves a knowing violation of law (c) under Section 14A:6-12 of the New Jersey Business Corporation Act (which governs directors’ liability in declaration of dividends, share repurchase and liquidation of the corporation, among others) or (d) resulting in the director’s receipt of an improper benefit.

      Section 14A:3-5(9) of the NJBCA provides that any corporate agent may be insured by insurance purchased and maintained by the corporation against any expenses incurred in any proceeding and any liabilities asserted against him or her in his or her capacity as a corporate agent, whether or not the corporation would have the power to indemnify him or her against any such expenses and liabilities.

      We have entered into indemnification agreements with each of our directors and executive officers which provide for indemnification against judgments, fines, amounts paid in settlement and other liabilities and expenses, to the fullest extent permitted by law. The indemnification is available, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interest, and with respect to any criminal proceeding, if such person had no reasonable cause to believe such conduct was unlawful.

      We maintain insurance that provides for indemnification of our officers and directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

      In the underwriting agreement in connection with this offering, the underwriters will agree to indemnify our officers, directors and controlling persons against certain liabilities, including liabilities under the Securities Act under certain conditions and with respect to certain limited information.

Item 15.	Recent Sales of Unregistered Securities.

      During the three years preceding this registration statement, NAHC made the following sales of unregistered securities:

•	Issued and sold to our agents listed below (former personal automobile agents of OCNJ) 2,150 shares of nonvoting common stock of NAHC (except as indicated below) for a purchase price of $1,000 per share on the dates indicated below, as required under the December 18, 2001 agreement between NAHC and OCNJ. The issuance and sale included an aggregate of 107,500 shares of nonvoting common stock of NAHC for an aggregate consideration of $2,500,000. These securities were issued in reliance on the exemption from registration provided by Section 4(2) and Regulation D, Rule 506, under the Securities Act.

The agents that purchased common stock of NAHC were: Clarke Insurance Agency, Inc. (August 28, 2003), Keer & Heyer, Inc. (September 4, 2003), David Kusel Associates, Inc. (September 8, 2003), The Borelli Agency, Inc. (September 11, 2003), AJM Personal Lines, Inc. (September 16, 2003), Haas & Haas Inc. (September 16, 2003), Nelson-Patterson Agency, Inc. (September 16, 2003), W. Bruce Carleton (Carlton Insurance Agency (September 23, 2003) (25 shares), Whitney H. Carleton (Carlton Insurance Agency) (September 23, 2003) (25 shares), Conover Beyer Associates (September 25, 2003), Michael P. Locascio (Milo Associates, Inc.) (September 25, 2003), T.E. Freuler Agency, Inc. (September 29, 2003), The Waltman Agency, Inc. (September 30, 2003), Hitchner Agency, Inc. (October 1, 2003), Raymond G. McCarthy & Co. Inc. (October 3, 2003), Eastern Insurors LLC (October 6, 2003), Maximum Benefit Ins. Agency, Inc. (October 6, 2003), Meyer Insurance Agency Inc. (October 9, 2003), HTK Insurance Agency Inc. (October 10, 2003), Robert C. Mazey Insurance Agency Inc. (October 16, 2003), Glenn Insurance Inc. (October 17, 2003), Jordal Insurance Agency, Inc. (October 17, 2003), Branna Agency Inc. (October 28, 2003), Richard F. Rizzetta (Holmes & McDowell Inc.) (October 28, 2003) (430 shares), Peter M. Jeffery (Holmes & McDowell Inc.) (October 28,

2003) (860 shares), Robert M. Jeffery, Jr. (Holmes & McDowell Inc.) (October 28, 2003) (860 shares), Appleby Insurance Agency, Inc. (October 29, 2003), Oliver L.E. Soden Agency (October 29, 2003), Balsley Losco Greenburg Insurance Group, Inc. (October 30, 2003), Insurance Agencies, Inc. (October 31, 2003), Wm. Ford Inc. (Duryea Agency) (November 4, 2003), McCue Insurance Inc. (November 4, 2003), Cettei & Connell, Inc. (November 5, 2003), Michael M. Rossi III (Allied Insurance) (November 5, 2003), Burlco Agency, Inc. (November 6, 2003) (1,075 shares), Inman, Kircher, McBride Agency, Inc. (November 6, 2003) (1,075 shares), T&V Brokerage T/A Midlantic Agencies (November 6, 2003), EJA & Associates, Inc. (November 14, 2003), Joseph F. McHugh, Jr. (Joseph F. McHugh Agency, Inc.) (November 17, 2003), Chas. E. Rue & Son, Inc. T/A Rue Insurance (November 18, 2003), Anthony S. Cupo Agency (November 20, 2003), Robert & Leach, Inc. (November 27, 2003), Charles F. Heidt Inc. (December 2, 2003), James S. Hickey (Links Insurance LLC) (December 3, 2003) (1,075 shares), Robert J. Canarick (Links Insurance LLC) (December 3, 2003) (1,075 shares), Santoro Insurance Agency (December 3, 2003), McMahon Agency, Inc. (December 4, 2003), Patchett, Grode & Topp Inc. (December 4, 2003), Hekemian & Co, Inc. (January 6, 2004), Marine Agency Corporation (January 6, 2004), Remberto Perez (Royale Insurance) (January 6, 2004), Glenn A. Steel (Steel-Wagner & Associates, Inc.) (January 7, 2004), Leonard O’Neill Ins. Group (January 16, 2004), Hale Insurance Brokerage, LLC (October 31, 2003), and Chibbaro Brother Inc. (November 7, 2003).

•	Issued and sold 430,000 shares of nonvoting common stock of NAHC for an aggregate purchase price of $10,000,000 on December 8, 2003 to Met P&C. These securities were issued in reliance on the exemption from registration provided by Section 4(2) and Regulation D, Rule 506, under the Securities Act.

•	Issued and sold 867,955 shares of nonvoting common stock of NAHC for an aggregate purchase price of $500,000 on December 18, 2001 to OCIC. These securities were issued in reliance on the exemption from registration provided by Section 4(2) and Regulation D, Rule 506, under the Securities Act.

      During the three years preceding this registration statement, NAHC granted the following stock options:

			Exercise Price
Name	Date	Amount	Per Share

Cynthia L. Codella	June 12, 2002	Options to purchase 43,000 shares	$0.60
Frank J. Prudente	April 14, 2003	Options to purchase 43,000 shares	$6.14

      During the three years preceding this registration statement, NAHC did not issue any of the Company’s common stock pursuant to the exercise of stock options.

Item 16.	Exhibits and Financial Statement Schedules.

      (a) The following exhibits are filed herewith:

Exhibit
Number	Description

1.1	Form of Underwriting Agreement**
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant**
3.2	Form of Amended and Restated By-Laws of the Registrant**
4.1	Form of Stock Certificate for the Common Stock**
5.1	Opinion of Patricia M. Forsyth, General Counsel of Proformance Insurance Company**
10.1	Form of Agency Agreements between Proformance Insurance Company and Partner Agents of Proformance Insurance Company**
10.2	Form of Share Repurchase Agreement between the Registrant and Partner Agents of Proformance Insurance Company**
10.3	Form of Limited Agency Agreements between Proformance Insurance Company and Non-Active Replacement Carrier Service Agents of Proformance Insurance Company**
10.4	Replacement Carrier Agreement, dated December 18, 2001, among the Registrant, Proformance Insurance Company and Ohio Casualty of New Jersey, Inc.**
10.5	Investor Rights Agreement, dated December 18, 2001, among the Registrant, The Ohio Casualty Insurance Company and James V. Gorman**
10.6	Non-Competition Agreement, dated December 18, 2001, among the Registrant, Proformance Insurance Company, The Ohio Casualty Insurance Company and Ohio Casualty of New Jersey**
10.7	Letter Agreement, dated July 10, 2004, among the Registrant, Proformance Insurance Company and The Ohio Casualty Insurance Company and Ohio Casualty of New Jersey**
10.8	Share Repurchase Agreement, dated October 25, 1994, between James V. Gorman and the Registrant**
10.9	Replacement Carrier Agreement, dated December 8, 2003, between the Registrant and Metropolitan Property and Casualty Insurance Company**
10.10	Share Repurchase Agreement, dated December 8, 2003, between the Registrant and Metropolitan Property and Casualty Insurance Company**
10.11	Replacement Carrier Agreement, dated March 14, 2003, between Performance Insurance Company and Sentry Insurance Company**
10.12	Limited Assignment Distribution Agreement, effective January 1, 2004, between Proformance Insurance Company and The Clarendon National Insurance Company**
10.13	Limited Assignment Distribution Agreement, effective January 1, 2004, between Proformance Insurance Company and AutoOne Insurance Company**
10.15	2004 Stock and Incentive Plan of the Registrant**
10.16	National Atlantic Holdings Corporation Annual Bonus Plan**
10.17	Form of Employment Agreement between the Registrant and James V. Gorman, Frank J. Prudente, John E. Scanlan, Cynthia L. Codella and Bruce C. Bassman**
10.18	Form of Employment Agreement, between Proformance Insurance Company and Peter A. Cappello, Jr.**
10.19	Commutation and Release Agreement, effective as of December 31, 2002, between Odyssey America Reinsurance Corporation and Proformance Insurance Company**
10.20	Form of Agency Agreements between Proformance Insurance Company and Active Replacement Carrier Service Agents of Proformance Insurance Company**
10.21	Form of Indemnification Agreement between the Registrant and its directors and officers**
10.22	Letter Agreement, dated December 7, 2004, among the Registrant, Proformance Insurance Company, The Ohio Casualty Insurance Company and Ohio Casualty of New Jersey**
10.23	Commutation and Mutual Release Agreement, effective as of March 26, 2003, between Proformance Insurance Company and Gerling Global Reinsurance Corporation of America**

Exhibit
Number	Description

16.1	Letter, dated September 10, 2004, from WithumSmith+Brown, PC, the Registrant’s former accountants, to the Securities and Exchange Commission**
21.1	Subsidiaries of the Registrant**
23.1	Consent of Patricia M. Forsyth, General Counsel of Proformance Insurance Company (contained in her opinion filed as Exhibit 5.1 hereto)**
23.2	Consent of Deloitte & Touche LLP
24.1	Power of Attorney (included on the signature page of this registration statement)**
24.2	Power of Attorney for Candace L. Straight**

**	Previously filed

      (b) Financial Statement Schedules

Schedule I	Summary of Investments — Other than Investments in Affiliates
Schedule II	Condensed Financial Information of Registrant (Balance Sheets, Statements of Income, Statements of Cash Flows)
Schedule III	Supplementary Insurance Information
Schedule IV	Reinsurance
Schedule VI	Supplementary Information Concerning Property and Casualty
Insurance Operations

Item 17.	Undertakings.

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of the its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Freehold, State of New Jersey, on February 14, 2005.

NATIONAL ATLANTIC HOLDINGS CORPORATION

By:	*

Name: James V. Gorman

Title:	Chairman of the Board of Directors and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* James V. Gorman		Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	February 14, 2005

/s/ FRANK J. PRUDENTE Frank J. Prudente		Executive Vice President — Corporate Finance (Principal Financial and Accounting Officer)	February 14, 2005

* Peter A. Cappello, Jr.		Director	February 14, 2005

* Andrew C. Harris		Director	February 14, 2005

* Thomas J. Sharkey, Sr.		Director	February 14, 2005

* Steven V. Stallone		Director	February 14, 2005

* Thomas M. Mulhare		Director	February 14, 2005

* Candace L. Straight		Director	February 14, 2005

*By:	/s/ FRANK J. PRUDENTE Frank J. Prudente Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number
Description
1.1	Form of Underwriting Agreement**
3.1	Form of Amended and Restated Certificate of Incorporation of the Registrant**
3.2	Form of Amended and Restated By-Laws of the Registrant**
4.1	Form of Stock Certificate for the Common Stock**
5.1	Opinion of Patricia M. Forsyth, General Counsel of Proformance Insurance Company**
10.1	Form of Agency Agreements between Proformance Insurance Company and Partner Agents of Proformance Insurance Company**
10.2	Form of Share Repurchase Agreement between the Registrant and the Partner Agents of Proformance Insurance Company**
10.3	Form of Limited Agency Agreements between Proformance Insurance Company and Non-Active Replacement Carrier Service Agents of Proformance Insurance Company**
10.4	Replacement Carrier Agreement, dated December 18, 2001, among the Registrant, Proformance Insurance Company and Ohio Casualty of New Jersey, Inc.**
10.5	Investor Rights Agreement, dated December 18, 2001, among the Registrant, The Ohio Casualty Insurance Company and James V. Gorman**
10.6	Non-Competition Agreement, dated December 18, 2001, among the Registrant, Proformance Insurance Company, The Ohio Casualty Insurance Company and Ohio Casualty of New Jersey**
10.7	Letter Agreement, dated July 10, 2004, among the Registrant, Proformance Insurance Company and The Ohio Casualty Insurance Company and Ohio Casualty of New Jersey**
10.8	Share Repurchase Agreement, dated October 25, 1994, between James V. Gorman and the Registrant**
10.9	Replacement Carrier Agreement, dated December 8, 2003, between the Registrant and Metropolitan Property and Casualty Insurance Company**
10.10	Share Repurchase Agreement, dated December 8, 2003, between the Registrant and Metropolitan Property and Casualty Insurance Company**
10.11	Replacement Carrier Agreement, dated March 14, 2003, between Proformance Insurance Company and Sentry Insurance**
10.12	Limited Assignment Distribution Agreement, effective January 1, 2004, between Proformance Insurance Company and The Clarendon National Insurance Company**
10.13	Limited Assignment Distribution Agreement, effective January 1, 2004, between Proformance Insurance Company and AutoOne Insurance Company**
10.15	2004 Stock and Incentive Plan of the Registrant**
10.16	National Atlantic Holdings Corporation Annual Bonus Plan**
10.17	Form of Employment Agreement, between the Registrant and James V. Gorman, Frank J. Prudente, John E. Scanlan, Cynthia L. Codella and Bruce C. Bassman**
10.18	Form of Employment Agreement, between the Proformance Insurance Company and Peter A. Cappello, Jr.**
10.19	Commutation and Release Agreement, effective as of December 31, 2002, between Odyssey America Reinsurance Corporation and Proformance Insurance Company**
10.20	Form of Agency Agreements between Proformance Insurance Company and Active Replacement Carrier Service Agents of Proformance Insurance Company**
10.21	Form of Indemnification Agreement between the Registrant and its officers and directors**
10.22	Letter Agreement, dated December 7, 2004, among the Registrant, Proformance Insurance Company, The Ohio Casualty Insurance Company and Ohio Casualty of New Jersey**
10.23	Commutation and Mutual Release Agreement, effective as of March 26, 2003, between Proformance Insurance Company and Gerling Global Reinsurance Corporation of America**

Exhibit
Number
Description
16.1	Letter, dated September 10, 2004, from WithumSmith+Brown, PC, the Registrant’s former accountants, to the Securities and Exchange Commission**
21.1	Subsidiaries of the Registrant**
23.1	Consent of Patricia M. Forsyth, General Counsel of Proformance Insurance Company (contained in her opinion filed as Exhibit 5.1 hereto)**
23.2	Consent of Deloitte & Touche LLP
24.1	Power of Attorney (included on the signature page of this registration statement)**
24.2	Power of Attorney for Candace L. Straight**

**	Previously filed

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

National Atlantic Holdings Corporation and Subsidiaries

      We have audited the consolidated financial statements of National Atlantic Holdings Corporation and Subsidiaries as of September 30, 2004 as restated, December 31, 2003 and 2002, and for the nine month period ended September 30, 2004 as restated and for each of the three years in the period ended December 31, 2003 and have issued our report which includes an explanatory paragraph relating to the restatements described in Note 18, thereon dated December 20, 2004 (February 10, 2005 as to Note 18) . Our audits also included the financial statement schedules of National Atlantic Holdings Corporation and Subsidiaries. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey

December 20, 2004
(February 10, 2005 as to the effect of the restatement described in Note 18)

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

SCHEDULE I

SUMMARY OF INVESTMENTS — OTHER THAN INVESTMENTS IN AFFILIATES

	As of September 30, 2004

			Amount at
	Cost/		Which Shown on
Type of Investment	Amortized Cost	Fair Value	Balance Sheet

Fixed Maturities
U.S. Government, government agencies and authorities	$95,991,097	$96,005,620	$96,005,620
State, local government and agencies	45,789,337	46,134,375	46,134,375
Industrial and miscellaneous	48,496,634	48,552,145	48,552,145

Total fixed maturities	190,277,068	190,692,140	190,692,140

Equity Securities
Common and preferred stock	11,256,557	11,326,375	11,326,375

Total equity securities	11,256,557	11,326,375	11,326,375

Other investments
Short-term investments	11,832,112	11,832,112	11,832,112

Total other investments	11,832,112	11,832,112	11,832,112

Total investments	$213,365,737	$213,850,627	$213,850,627

	As of December 31, 2003

			Amount at
	Cost/		Which Shown on
Type of Investment	Amortized Cost	Fair Value	Balance Sheet

Fixed Maturities
U.S. Government, government agencies and authorities	$39,633,926	$39,313,392	$39,313,392
State, local government and agencies	46,261,628	46,281,161	46,281,161
Industrial and miscellaneous	44,903,263	44,814,909	44,814,909

Total fixed maturities	130,798,817	130,409,462	130,409,462

Equity Securities
Common and preferred stock	8,117,385	8,593,084	8,593,084

Total equity securities	8,117,385	8,593,084	8,593,084

Other investments
Short-term investments	31,569,445	31,569,445	31,569,445

Total other investments	31,569,445	31,569,445	31,569,445

Total investments	$170,485,647	$170,571,991	$170,571,991

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

BALANCE SHEETS

(In thousands)

	Nine Months
	Ended
	September 30,	December 31,

	2004(1)	2003	2002

Assets:
Cash and cash equivalents	$987	$278	$23
Investment in subsidiaries	62,636	52,310	22,442
FIT recoverable	1,541	2,168	—
Deferred tax asset	412	289	731
Fixed assets, net of depreciation	6	2	—
Taxes recoverable	1,952
Intercompany receivable	1,570	770	986

Total assets	$69,104	$55,817	$24,182

Liabilities and capital:
Accounts payable	$679	$—	$—
Taxes payable	—	5	—
Intercompany payable	7,771	6,025	6,048

Total liabilities	8,450	6,030	6,048

Stockholders’ equity:
Capital stock, class A	3,002	3,002	3,002
Capital stock, class B	28,618	28,258	15,382
Retained earnings (accumulated deficit)	28,714	18,470	(598)
Accumulated other comprehensive income	320	57	348

Total stockholders’ equity	60,654	49,787	18,134

Total liabilities and stockholders’ equity	$69,104	$55,817	$24,182

Note: Dividends payable from Proformance Insurance Company, a significant subsidiary, are restricted by the State of New Jersey Department of Banking and Insurance. See Footnote 13 — Dividends from Subsidiaries.

(1)	As noted in Note 18 to the consolidated financial statements, amounts shown have been restated.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

STATEMENTS OF OPERATIONS

(In thousands)

	Nine months
	ended
	September 30,	Years Ended December 31,

	2004(1)	2003	2002	2001

Income
Other Income	$2	$5	$—	$26

Total Income	2	5	—	26

Cost and Expenses:
Salary Expense	1,088	1,241	—	—
Interest expense	—	3	241	431
Professional fees	39	49	—	—
Other expenses	180	104	2,640	126

Total expenses	1,308	1,397	2,881	557

Loss before federal income taxes and equity in net income (loss) of subsidiaries	(1,305)	(1,392)	(2,881)	(531)
Income tax (benefit) expense	(439)	(100)	(1,146)	299

Loss before equity in net income (loss) of subsidiaries	(866)	(1,292)	(1,735)	(830)

Equity in net income (loss) of subsidiaries	11,111	20,361	10,369	(6,034)

Net income (loss)	$10,245	$19,069	$8,634	$(6,864)

(1)	As noted in Note 18 to the consolidated financial statements, amounts shown have been restated.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

SCHEDULE II

CONDENSED FINANCIAL INFORMATION

STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months
	Ended
	September 30,	Years Ended December 31,

	2004(1)	2003	2002	2001

Cash flows from operating activities:
Net earnings (loss)	$10,245	$19,069	$8,634	$(6,864)
Undistributed net (income) loss of subsidiaries	(11,111)	(20,361)	(10,369)	6,034
Loss (gain) on sale of fixed asset	2	—	—	(25)
Depreciation	—	—	—	33
Amortization of share options	361	419	118	—
Changes in current assets and liabilities — net	172	(1,321)	2,714	(392)

Net cash (used in) provided by operating activities	(331)	(2,194)	1,097	(1,214)

Cash flows from investing activities:
Capital contributions to subsidiaries	(605)	(11,675)	(702)	—
Purchase (sale) of equipment	(6)	—	—	268
Dividends received	1,650	1,668	500	—

Net cash (used in) provided by investing activities	1,039	(10,007)	(202)	268

Cash flows from financing activities:
Sale of stock	—	12,456	—	500
Issuance of note	—	—	—	290
Payment of note	—	—	(890)	—

Net cash provided by (used in) financing activities	—	12,456	(890)	790

Net (decrease) increase in cash	709	255	5	(156)
Cash, beginning of period	278	23	18	174

Cash, end of period	$987	$278	$23	$18

(1)	As noted in Note 18 to the consolidated financial statements, amounts shown have been restated.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

SCHEDULE III

SUPPLEMENTARY INSURANCE INFORMATION

For the Nine Months Ended September 30, 2004 and the Year Ended December 31, 2003, 2002 and 2001
(In thousands)

		Reserves
		for Unpaid				Losses and	Amortization
	Deferred	Losses and				Losses and	of Deferred
	Policy	Loss		Net	Net	Adjustment	Policy		Net
	Acquisition	Adjustment	Unearned	Earned	Investment	Expenses	Acquisition	Other	Written
	Costs	Expense	Premiums	Premiums	Income	Incurred	Costs	Expenses	Premiums

At September 30, 2004(1)
Property and Casualty	$11,385	$176,090	$64,004	$131,048	$4,961	$102,359	$26,394	$6,467	$140,797

Consolidated	$11,385	$176,090	$64,004	$131,048	$4,961	$102,359	$26,394	$6,467	$140,797

2003
Property and Casualty	$9,788	$134,201	$51,813	$143,156	$4,258	$108,123	$25,547	$992	$147,045

Consolidated	$9,788	$134,201	$51,813	$143,156	$4,258	$108,123	$25,547	$992	$147.045

2002
Property and Casualty	$8,778	$85,472	$46,018	$75,654	$1,593	$69,491	$14,887	$3,605	$110,626

Consolidated	$8,778	$85,472	$46,018	$75,654	$1,593	$69,491	$14,887	$3,605	$110,626

2001
Property and Casualty	$1,831	$56,732	$16,810	$25,432	$1,085	$28,338	$5,523	$3,684	$25,499

Consolidated	$1,831	$56,732	$16,810	$25,432	$1,085	$28,338	$5,523	$3,684	$25,499

(1)	As noted in Note 18 to the consolidated financial statements, amounts shown have been restated.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

SCHEDULE IV

REINSURANCE

For the Nine Months Ended September 30, 2004(1) and the Year Ended December 31, 2003, 2002 and 2001
(In thousands)

					Percentage
		Ceded to	Assumed		of Amount
	Gross	Other	From Other	Net	Assumed
	Amount	Companies	Companies	Amount	to Net

For nine months ended September 30, 2004
Property and casualty insurance premiums	$142,639	$17,162	$5,571	$131,048	4.25%

Total Premiums	$142,639	$17,162	$5,571	$131,048	4.25%

For the year ended December 31, 2003
Property and casualty insurance premiums	$158,410	$16,948	$1,694	$143,156	1.18%

Total Premiums	$158,410	$16,948	$1,694	$143,156	1.18%

For the year ended December 31, 2002
Property and casualty insurance premiums	$85,418	$12,309	$2,545	$75,654	3.36%

Total Premiums	$85,418	$12,309	$2,545	$75,654	3.36%

For the year ended December 31, 2001
Property and casualty insurance premiums	$47,972	$22,594	$54	$25,432	0.21%

Total Premiums	$47,972	$22,594	$54	$25,432	0.21%

(1)	As noted in Note 18 to the consolidated financial statements, amounts shown have been restated.

NATIONAL ATLANTIC HOLDINGS CORPORATION AND SUBSIDIARIES

SCHEDULE VI

SUPPLEMENTARY INFORMATION CONCERNING PROPERTY

AND CASUALTY INSURANCE OPERATIONS

(In thousands)

	Losses and Loss
	Adjustment Expenses		Paid Losses
	Incurred Related to:		and Loss
			Adjustment
	Current Year	Prior Years	Expenses

For the nine months ended September 30, 2004(1)	$98,266	$4,093	$62,790
Years ended December 31,
2003	$108,047	$76	$61,292
2002	$60,861	$8,630	$33,464
2001	$19,400	$8,938	$18,713

(1)	As noted in Note 18 to the consolidated financial statements, amounts shown have been restated.